Form 20-F
period 2004-12-31
Brazilian Telecommunication CO Embratel; EMBRATEL PARTICIPACOES SA
filed 2005-06-30
CIK 1292657, 1066117

As filed with the Securities and Exchange Commission on June 29, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

Commission file number: 001-14499	Commission file number: 333-16323-01

EMBRATEL PARTICIPAÇÕES S.A.	EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

Embratel Holding Company	Brazilian Telecommunications Company
(Translation of Registrant’s name into English)	(Translation of Registrant’s name into English)

Federative Republic of Brazil	Federative Republic of Brazil
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

Rua Regente Feijó, 166, Sala 1687-B Rio de Janeiro, RJ – Brazil 20060-060	Avenida Presidente Vargas, 1012 Rio de Janeiro, RJ - Brazil 20071-910
(Address of Principal Executive Offices)	(Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Embratel Participações S.A. preferred shares, without par value*	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

Title of Each Class
Empresa Brasileira de Telecomunicações S.A. - Embratel Series B 11.0% Guaranteed Notes due 2008

The number of outstanding shares of each of the Issuers’ classes of capital or common stock as of the close of the period covered by this annual report:

Embratel Participações S.A.:	124,369,030,532 common shares, without par value
208,595,434,213 preferred shares, without par value

Empresa Brasileira de Telecomunicações S.A. - Embratel:	4,723,843,847 common shares, without par value

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Embratel Participações S.A.:	Yes ☒ No ☐
Empresa Brasileira de Telecomunicações S.A. - Embratel:	Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrants have elected to follow.

Item 17  ☐        Item 18   ☒

i

(continued)

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Embratel Holdings and Embratel

This is a joint annual report on Form 20-F of Embratel Participações S.A., which we refer to as Embratel Holdings, and its subsidiary Empresa Brasileira de Telecomunicações S.A., which we refer to as Embratel.

Embratel Holdings is a holding company. Its common shares and preferred shares trade on the São Paulo Stock Exchange and American Depositary Shares representing the preferred shares trade on the New York Stock Exchange. Embratel Holdings first registered in 1998 with the Securities and Exchange Commission, under Section 12(b) of the Securities Exchange Act of 1934.

Embratel is a Brazilian telecommunications services provider. Embratel is a stock corporation, or sociedade por ações, duly organized and existing under the laws of the Federative Republic of Brazil. Embratel does not have any publicly traded equity securities, and 99.0% of its capital stock is owned by Embratel Holdings. In 2003, Embratel offered and sold US$275 million of 11.0% Guaranteed Notes due 2008, guaranteed by Embratel Holdings, in transactions exempt from the registration requirements of the Securities Act of 1933. Embratel and Embratel Holdings subsequently made a registered offer to exchange new notes for the Guaranteed Notes due 2008.

Embratel Holdings has no material operations other than owning the stock of its subsidiaries. Prior to its December 2003 acquisition of Vésper Holding São Paulo S.A., Vésper Holding S.A. and their consolidated subsidiaries which we refer to as Vésper, Embratel Holdings conducted all of its operations through Embratel and its subsidiaries. As a result, the consolidated income statements for Embratel Holdings and Embratel for 2002 and 2003 are substantially identical, except for differences resulting from small amounts of income earned and expenses incurred at the holding company level and the consolidation of one month of Vésper’s operations in Embratel Holdings’ 2003 audited consolidated financial statements. The consolidation of a full year of Vésper’s operations in Embratel Holdings’ 2004 audited consolidated financial statements affects the comparability of our 2004 results to our 2003 results.

At December 31, 2004, Embratel and its consolidated subsidiaries accounted for 99.5% of the consolidated assets and 98.8% of the consolidated indebtedness of Embratel Holdings.

Accounting Practices Adopted in Brazil and U.S. GAAP

Both we and Embratel prepare our consolidated financial statements in accordance with the accounting practices adopted in Brazil, which differ in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 34 to our audited consolidated financial statements and Note 34 to Embratel’s audited consolidated financial statements for a summary of the differences between the accounting practices adopted in Brazil and U.S. GAAP, a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2003 and 2004 and net income (loss) for the three years ended December 31, 2002, 2003 and 2004.

The accounting practices adopted in Brazil are considered to be a comprehensive basis of accounting principles, and are used as the primary basis of accounting in Brazil for all legal purposes, including determining income taxes and calculating mandatory minimum dividends. The accounting practices adopted in Brazil do not allow for price-level accounting for periods after December 31, 1995. Under U.S. GAAP, inflation accounting continued until July 1, 1997, when Brazil was no longer considered to be a highly inflationary economy for U.S. GAAP purposes. The amortization of the restatement of fixed assets, which resulted from the inflation accounting in 1996 and 1997 is recognized in the reconciliation to U.S. GAAP, net of related deferred tax.

Minority Interests

The portion of Embratel’s equity and net income (loss) attributable to shareholders other than Embratel Holdings is reflected as “minority interests” in our audited consolidated financial statements. At December 31, 2004, those minority shareholders owned 1.2% of the share capital of Embratel. Institutional shareholders, including pension funds, hold a substantial portion of the minority interests in Embratel. These shareholders obtained their interests in Embratel in auctions held in April 1988, December 1991 and February 1997.

The portion of equity and net income (loss) attributable to shareholders other than Embratel is reflected as “minority interests” in Embratel’s audited consolidated financial statements. At December 31, 2004, minority shareholders owned 19.9% of the share capital of Star One.

Other Information

In this report on Form 20-F, except where otherwise specified or the context otherwise requires:

•	“We,” “us,” or “our” refers to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries.

•	“Embratel Participações” or “Embratel Holdings” refers solely to Embratel Participações S.A.

•	“Embratel” refers to Empresa Brasileira de Telecomunicações S.A.—Embratel and its consolidated subsidiaries.

•	“Anatel” refers to Agência Nacional de Telecomunicações, the Brazilian federal telecommunications regulator.

•	“CVM” refers to the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

•	“Real,” “reais” or “R$” refers to the lawful currency of Brazil.

•	“Star One” refers to Star One S.A., the satellite subsidiary of Embratel.

•	“Telebrás” refers to Telecomunicações Brasileiras S.A.—Telebrás.

•	“Telmex” refers to Teléfonos de México, S.A. de C.V.

•	“U.S. dollar” or “US$” refers to the lawful currency of the United States.

•	“Vésper” refers to Vésper Holding São Paulo S.A. and Vésper Holding S.A. and their consolidated subsidiaries.

Certain other terms are defined the first time that they are used in this annual report.

Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Our representatives and we may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “targets” and other similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Those statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the escalation of competition in the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	the impact of Telmex’s acquisition of its ownership stake in Embratel Holdings;

•	the overall performance of the Brazilian economy;

•	the exchange rates between Brazilian and foreign currencies;

•	the future impact of regulation;

•	the declaration or payment of dividends;

•	other factors or trends affecting our financial condition or results of operations;

•	the factors discussed in “Item 3. Key Information—Risk Factors;” and

•	other statements contained in this annual report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified in “Item 3. Key Information—Risk Factors.” Our forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them because of new information or future developments.

You should not place undue reliance on forward-looking statements contained in this annual report. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The information in this section should be read in conjunction with the consolidated financial statements of Embratel Holdings and Embratel, and the notes thereto, included elsewhere in this annual report. Those consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil, which differ in certain respects from U.S. GAAP. See Note 34 to our audited consolidated financial statements and Note 34 to Embratel’s audited consolidated financial statements for a discussion of these differences.

Selected financial data for Embratel Holdings

The data in this section as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements, which appear elsewhere in this document. The selected financial data as of December 31, 2000, 2001 and 2002, and for each of the two years in the period ended December 31, 2001 have been derived from our audited consolidated financial statements, which do not appear elsewhere in this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and notes thereto and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2000		2001		2002		2003		2004
	(in millions of reais, except share data)
STATEMENT OF OPERATIONS DATA
Accounting practices adopted in Brazil
Net operating revenue(1)	R$	6,938	R$	7,735	R$	7,372	R$	7,043	R$	7,333
Cost of services and goods sold (1)(2)		(4,623)		(5,229)		(5,001)		(4,715)		(4,994)

Gross profit		2,315		2,506		2,371		2,328		2,339
Operating income (expenses):
Selling expenses		(795)		(1,579)		(1,095)		(789)		(900)
General and administrative expenses(3)(6)		(646)		(920)		(995)		(984)		(1,107)
Other operating income (expenses), net		(12)		(3)		31		75		(104)

Operating income before financial income (expense)		862		4		312		630		228
Financial income		203		192		519		140		521
Financial expense(6)		(443)		(890)		(2,071)		(300)		(1,140)

Operating income (loss)		622		(694)		(1,240)		470		(391)
Extraordinary non-operating income – ILL(4)		—		—		198		—		107
Non-operating income (expense)		111		(76)		11		(70)		(43)

Income (loss) before income taxes and minority interest		733		(770)		(1,031)		400		(327)
Income tax and social contribution benefit (expense)		(145)		222		414		(137)		25

Income (loss) before minority interest		588		(548)		(617)		263		(302)
Minority interest(5)		(11)		(6)		(9)		(39)		(37)

Net income (loss)	R$	577	R$	(554)	R$	(626)	R$	224	R$	(339)

Net income (loss) per thousand shares outstanding:
Common shares	R$	1.73	R$	(1.66)	R$	(1.88)	R$	0.67	R$	(1.02)
Preferred shares		1.73		(1.66)		(1.88)		0.67		(1.02)

	Year Ended December 31,
	2000		2001		2002		2003		2004
	(in millions of reais, except share data)
OTHER FINANCIAL INFORMATION
Accounting practices adopted in Brazil
Depreciation and amortization	R$	857	R$	1,062	R$	1,142	R$	1,153	R$	1,146
Interest income		149		92		181		244		271
Interest expense and other(7)		(231)		(341)		(441)		(510)		(589)
Monetary and foreign exchange variation, net		(158)		(449)		(1,292)		106		(301)

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of reais, except share data)
BALANCE SHEET DATA
Accounting practices adopted in Brazil
Cash and cash equivalents	R$	423	R$	652	R$	887	R$	1,719	R$	832
Property, plant and equipment, net		7,467		7,849		7,796		7,194		6,573
Total assets		11,762		12,458		12,846		12,968		11,275
Loans and financing—current portion		882		1,080		2,566		1,217		2,099
Loans and financings—non-current portion		1,364		2,648		2,325		3,373		1,331
Net assets		6,082		5,347		4,720		4,875		4,526
Paid-in capital		2,134		2,274		2,274		2,274		2,274
Quantity of outstanding shares (millions)		332,919		332,932		332,629		333,419		332,964

	Year Ended December 31,
	2000		2001		2002		2003		2004
	(in millions of reais, except share data)
STATEMENT OF OPERATIONS DATA
U.S. GAAP
Net revenues(11)	R$	6,913	R$	7,738	R$	7,377	R$	7,046	R$	7,334
Cost of services and goods sold(11)		(4,597)		(5,232)		(5,006)		(4,718)		(4,995)
Operating income		909		49		528		566		243
Net income (loss)	R$	659	R$	(464)	R$	(678)	R$	382		(369)

Net income (loss) per thousand shares
– Basic and diluted:
Common shares	R$	1.98	R$	(1.39)	R$	(2.04)	R$	1.15	R$	(1.11)
Preferred shares(10)		1.98		(1.39)		(2.04)		1.15		(1.11)
Weighted average number of shares outstanding:
Common shares (millions)		124,369		124,369		124,369		124,369		124,369
Preferred shares (millions)		208,548		208,562		208,412		208,411		208,317
Cash dividend paid per thousand shares:
Common shares (in reais)	R$	0.4239	R$	0.5674		—		—		—
Common shares (in U.S. dollars)(8)	US$	0.2168	US$	0.2446		—		—		—
Preferred shares (in reais)	R$	0.4239	R$	0.5674		—		—	R$	0.4101
Preferred shares (in U.S. dollars)(8)	US$	0.2168	US$	0.2446		—		—	US$	0.1545

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of reais, except share data)
BALANCE SHEET DATA
U.S. GAAP
Cash and cash equivalents(9)	R$	381	R$	652	R$	862	R$	1,094	R$	398
Property, plant and equipment, net		7,863		8,410		8,323		7,676		7,112
Total assets		12,252		13,119		13,859		13,653		11,988
Loans and financing – current portion		882		1,080		2,975		835		2,012
Loans and financing – non-current portion		1,364		2,648		2,416		3,712		1,336
Net assets		6,280		5,755		5,077		5,476		5,009
Paid-in capital		2,134		2,274		2,274		2,274		2,274
Quantity of outstanding shares – weighted average number of shares outstanding (millions)		332,917		332,931		332,781		332,780		332,686

(1)	Beginning in 2003, we began to report international long distance revenues gross of the settlement amounts payable to foreign carriers, which are now recorded in cost of services and goods sold. Previously, these revenues were reported net of settlement. This reclassification was made to align our presentation with recent changes in telecommunications market practices and to facilitate comparability with other companies in our industry. Prior periods have been reclassified for purposes of comparability.

(2)	Cost of services and goods sold is presented in accordance with the accounting practices adopted in Brazil and, accordingly, includes depreciation and amortization charges in addition to interconnection and facilities fees, personnel expenses, third party services and other miscellaneous costs of providing services. See “Item 5. Operating and Financial Review and Prospects.”
(3)	Employees’ profit sharing expense was reallocated beginning in 2002 to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before financial income (expense), operating income (loss) and income (loss) before income taxes and minority interest for prior periods also reflect such reallocations.
(4)	Extraordinary non-operating income—ILL refers to recognition of a tax credit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in effect. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this court decision, we sought a tax credit to the court in 1999 and received the final decision affirming the tax credit in 2002. In 2004, we recognized as extraordinary non-operating income a part of the tax credit that represented the monetary correction of the ILL we paid, following a decision of the Higher Court of Justice affirming our right to credit that amount.
(5)	Minority interests represent the portion of net income (loss) attributable to minority shareholders in Embratel and Star One.
(6)	Expenses related to banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax were reallocated beginning in 2003 to financial expense from general and administrative expense in our statements of income (loss). For comparative purposes, each of the prior periods has been restated to reflect this reallocation.
(7)	Other financial expenses include banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax and totaled R$52 million in 2000, R$68 million in 2001, R$95 million in 2002, R$75 million in 2003 and R$83 million in 2004.
(8)	Calculated using exchange rate of reais per U.S. dollar at period end. See “Item 3. Key Information—Exchange Rates.”
(9)	Cash and cash equivalents have been restated as of December 31, 2002 and 2003. See Note 36 to our audited consolidated financial statements.
(10)	On March 31, 2004, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. See Note 35 to our audited consolidated financial statements.
(11)	Under accounting practices adopted in Brazil, value added and other sales taxes are recorded as a deduction to revenues. In our previously issued financial statements, we recorded these taxes as costs of services and goods sold under U.S. GAAP. See Note 34.t. to our audited consolidated financial statements.

Selected financial data for Embratel

The data in this section as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 have been derived from Embratel’s audited consolidated financial statements, which appear elsewhere in this document. The selected financial data as of December 31, 2000, 2001 and 2002, and for each of the two years in the period ended December 31, 2001 have been derived from Embratel’s audited consolidated financial statements, which do not appear elsewhere in this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, Embratel’s audited consolidated financial statements and notes thereto and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2000		2001		2002		2003		2004
	(in millions of reais, except share data)
STATEMENT OF OPERATIONS DATA
Accounting practices adopted in Brazil
Net operating revenue(1)	R$	6,938	R$	7,735	R$	7,372	R$	7,012	R$	7,044
Cost of services(1)(2)		(4,623)		(5,229)		(5,001)		(4,685)		(4,677)

Gross profit		2,315		2,506		2,371		2,327		2,367
Operating income (expenses):
Selling expenses		(795)		(1,579)		(1,095)		(788)		(866)
General and administrative expenses(3)(6)		(643)		(917)		(992)		(969)		(1,089)
Other operating income (expenses), net		(12)		(3)		30		72		(60)

Operating income before financial income (expense)		865		7		314		642		352
Financial income		201		190		516		135		515
Financial expense(6)		(432)		(890)		(2,071)		(299)		(1,127)

Operating income (loss)		634		(693)		(1,241)		478		(260)
Extraordinary non-operating income – ILL(4)		—		—		198		—		107
Non-operating income (expense)		111		(76)		11		(70)		(19)

Income (loss) before income taxes and minority interest		745		(769)		(1,032)		408		(172)
Income tax and social contribution benefit (expense)		(138)		226		414		(137)		26

Income (loss) before minority interest		607		(543)		(618)		271		(146)
Minority interest(5)		(3)		(12)		(16)		(37)		(39)

Net income (loss)	R$	604	R$	(555)	R$	(634)	R$	234	R$	(185)

Net income (loss) per thousand shares outstanding	R$	127.82	R$	(117.46)	R$	(134.31)	R$	49.48	R$	(39.18)

OTHER FINANCIAL INFORMATION
Accounting practices adopted in Brazil
Depreciation and amortization	R$	857	R$	1,062	R$	1,142	R$	1,151	R$	1,131
Interest income		147		90		178		240		267
Interest expense and other(7)		(220)		(341)		(441)		(509)		(576)
Monetary and foreign exchange variation, net		(158)		(449)		(1,292)		105		(303)

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of reais, except share data)
BALANCE SHEET DATA
Accounting practices adopted in Brazil
Cash and cash equivalents	R$	399	R$	631	R$	867	R$	1,654	R$	814
Property, plant and equipment, net		7,467		7,849		7,796		7,138		6,553
Total assets		11,696		12,396		12,784		12,673		11,218
Loans and financing—current portion		882		1,080		2,566		1,217		2,088
Loans and financings—non-current portion		1,364		2,648		2,325		3,340		1,302
Net assets		6,150		5,411		4,776		4,924		4,741
Paid-in capital		2,500		2,700		2,700		2,700		2,700
Quantity of common shares (thousands)		4,723,844		4,723,844		4,723,844		4,723,844		4,723,844

	Year Ended December 31,
	2000		2001		2002		2003		2004
	(in millions of reais, except share data)
STATEMENT OF OPERATIONS DATA
U.S. GAAP
Net revenues(10)	R$	6,913	R$	7,738	R$	7,377	R$	7,015	R$	7,045
Cost of services(10)		(4,597)		(5,232)		(5,006)		(4,688)		(4,678)
Operating income		913		51		532		580		363
Net income (loss)	R$	686	R$	(464)	R$	(687)	R$	395	R$	(218)
Net income (loss) per thousand common shares
– Basic and diluted	R$	145.28	R$	(98.31)	R$	(145.34)	R$	83.68	R$	(46.12)
Weighted average number of common shares outstanding: (millions)		4,724		4,724		4,724		4,724		(4,724)
Cash dividend paid per thousand common shares:
In reais	R$	27.4537	R$	40.5195		—		—	R$	18.3791
In U.S. dollars(8)	US$	14.0399	US$	17.4623		—		—	US$	6.9240

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of reais, except share data)
BALANCE SHEET DATA
U.S. GAAP
Cash and cash equivalents(9)	R$	357	R$	631	R$	845	R$	1,047	R$	394
Property, plant and equipment, net		7,863		8,410		8,323		7,639		7,108
Total assets		12,186		13,057		13,798		13,376		11,497
Loans and financing – current portion		882		1,080		2,975		835		2,000
Loans and financing – non-current portion		1,364		2,648		2,416		3,679		1,307
Net assets		6,350		5,824		5,138		5,533		5,228
Paid-in capital		2,500		2,700		2,700		2,700		2,700
Quantity of common shares – weighted average number of shares outstanding (thousands)		4,723,844		4,723,844		4,723,844		4,723,844		4,723,844

(1)	Beginning in 2003, we began to report international long distance revenues gross of the settlement amounts payable to foreign carriers, which are now recorded in cost of services. Previously, these revenues were reported net of settlement. This reclassification was made to align our presentation with recent changes in telecommunications market practices and to facilitate comparability with other companies in our industry. Prior periods have been reclassified for purposes of comparability.
(2)	Cost of services is presented in accordance with the accounting practices adopted in Brazil and, accordingly, includes depreciation and amortization charges in addition to interconnection and facilities fees, personnel expenses, third party services and other miscellaneous costs of providing services. See “Item 5. Operating and Financial Review and Prospects.”
(3)	Employees’ profit sharing expense was reallocated beginning in 2002 to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before financial income (expense), operating income (loss) and income (loss) before income taxes and minority interest for prior periods also reflect such reallocations.
(4)	Extraordinary non-operating income—ILL refers to recognition of a tax credit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in effect. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this court decision, we sought a tax credit to the court in 1999 and received the final decision affirming the tax credit in 2002. In 2004, we recognized as extraordinary non-operating income a part of the tax credit that represented the monetary correction of the ILL we paid, following a Higher Court of Justice decision affirming our right to credit that amount.
(5)	Minority interests represent the portion of net income (loss) attributable to minority shareholders in Star One.
(6)	Expenses related to banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax were reallocated beginning in 2003 to financial expense from general and administrative expense in our statements of income (loss). For comparative purposes, each of the prior periods has been restated to reflect this reallocation.
(7)	Other financial expenses include banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax and totaled R$45 million in 2000, R$68 million in 2001, R$95 million in 2002, R$75 million in 2003 and R$79 million in 2004.
(8)	Calculated using exchange rate of reais per U.S. dollar at period end. See “Item 3. Key Information—Exchange Rates.”
(9)	Cash and cash equivalents have been restated as of December 31, 2002 and 2003. See Note 36 to Embratel’s audited consolidated financial statements.
(10)	Under accounting practices adopted in Brazil, value added and other sales taxes are recorded as a deduction to revenues. In Embratel’s previously issued financial statements, it recorded these taxes as cost of services under U.S. GAAP. See Note 34.t to Embratel’s audited consolidated financial statements.

Exchange Rates

The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors—Risks related to Brazil.”

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate prior to March 14, 2005.

	Period-end	Average for Period	Low	High
Year ended
December 31, 2000	1.955	1.835(1)	1.723	1.985
December 31, 2001	2.320	2.353(1)	1.936	2.801
December 31, 2002	3.533	2.998(1)	2.270	3.955
December 31, 2003	2.889	3.059(1)	2.822	3.662
December 31, 2004	2.654	2.917(1)	2.654	3.205

Month ended
November 30, 2004	2.731	2.795(2)	2.731	2.859
December 31, 2004	2.654	2.720(2)	2.654	2.786
January 31, 2005	2.625	2.674(2)	2.625	2.722
February 28, 2005	2.595	2.597(2)	2.562	2.632
March 31, 2005	2.666	2.681(2)	2.601	2.762
April 30, 2005	2.531	2.589(2)	2.519	2.659
May 31, 2005	2.404	2.447(2)	2.378	2.515
June 30, 2005 (through June 28)	2.369	2.430(2)	2.370	2.489

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.
(2)	Average of the lowest and highest rates in the month.

Source: Central Bank of Brazil.

On June 28, 2005, the selling exchange rate was R$2.369 to US$1.00.

Risk Factors

You should consider the following risks as well as the other information set forth in this annual report when evaluating an investment in our company.

Risks related to our business and the Brazilian telecommunications industry

Changes in the Brazilian telecommunications regulatory environment could adversely affect our business.

The adoption of new telecommunications regulations since and in connection with the privatization of the Telebrás System, in 1998, has led to broad changes in the operating, regulatory and competitive environment for Brazilian telecommunications. In particular, the changes have led to introduction of competition in the provision of all telecommunications services. As we have become subject to competition, we have lost market share in domestic and international long distance voice communications, and we may continue to lose market share. We cannot predict the effects of further regulatory changes on our business, financial condition, results of operations or prospects. In reviewing historical information and in evaluating our future financial and operating performance, you should consider carefully the extensive changes in the structure and regulation of our industry.

We operate in a highly competitive industry with participants that have significant resources and customers, which could intensify price competition and limit our ability to increase our market share.

If we are unable to compete effectively, we may experience price reductions, lower revenue, underutilization of our services, reduced operating margins and loss of market share. Some of our competitors in certain markets where we operate have, and some potential competitors may have, competitive advantages including the following:

•	local presence, infrastructure and capillarity;

•	networks directly connected to each home and business;

•	potentially greater financial, technical, marketing and other resources;

•	lower interconnection costs with other networks; and

•	well-established relationships with customers.

We are subject to regulatory limitations on the prices we can charge for our domestic and international long distance services.

Our basic domestic and international long distance tariffs are subject to final approval by Anatel, to which we submit requests for rate adjustments. Our concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. We are subject to comprehensive regulations that limit our ability to set tariffs for our services. These regulations may limit our ability to raise prices or may render some kinds of customer traffic unprofitable.

Tariff regulations are subject to challenge in the Brazilian courts, which may result in a loss of profits. We cannot assure you that our financial condition will not be affected by tariff rate challenges in the future.

We are at a disadvantage relative to certain of our competitors that control local access networks.

To complete long distance telephone calls, we typically must pay originating access charges to the local telephone service provider of the caller placing the call and terminating access charges to the telephone user being called. The Brazilian Telecommunications Law and the concessions for local services oblige local service concessionaires to treat all long distance operators on an equal basis. This means that local service concessionaires should charge their own long distance service concessionaire the same interconnection rate charged to competitors like Embratel. In addition, the Brazilian Telecommunications Law prohibits cross-subsidies between local and long distance concessions, so that if a local service concessionaire were to charge its own long distance concessionaire a lower interconnection rate than the one charged to us, it would be engaging in an anti-competitive practice under the law. However, since some companies own both local and long distance concessions, proving discriminatory pricing and cross-subsidies may be difficult and Anatel may not have sufficient means to audit and prove such practices. As a result, while we must pay access charges to the local service concessionaire, a local service concessionaire may allow its own long distance concessionaire to effectively avoid payment of such charges. Although we have demanded and will continue to demand that Brazil’s competitive regulation be fully enforced to prevent local service concessionaires from allowing their long distance concessionaires to sell long distance services below cost, there can be no assurance that we will be successful in achieving such enforcement and we may suffer anti-competitive behavior in certain segments of the long distance market.

Most of our basic voice services are sold on a per call basis. This makes it easier for customers to switch providers, which could lead us to lose business.

Under Brazilian regulations, telephone customers can select their basic domestic and international long distance carrier on a per call basis. Thus, we do not have contracts with most of our customers in our basic domestic and international long distance segment, and those customers can select a different provider at any time. We cannot assure you that our customers will remain loyal to us. If a significant number of our customers were to select another telecommunication service provider, it could have a material adverse impact on our business and financial condition.

If we are unable to successfully combat fraudulent use of our network and successfully manage the collections process, our bad debt expense could increase, which would harm our operating cash flow.

We have experienced high levels of bad debt expense, in part, because we are required to provide access to our network to all fixed line and cellular customers without prior assurance that they are creditworthy users. Only after billing customers and failing to receive payment are we able to take action to block the lines of fixed-line and cellular users. Over the past two years, we have significantly reduced our bad debt expense from 8.5% of net revenues for the year ended December 31, 2002 to 5.0% of net revenues for the year ended December 31, 2004 by implementing a number of measures, including:

•	blocking procedures;

•	the use of third-party credit collection firms;

•	a new Customer Data System (CDS) that allows us to accelerate the processing of customer information received from the local telephone companies and to reduce and better track errors;

•	co-billing arrangements with local telephone operators so that customers may receive their long distance bill through their local carrier with whom they presumably have a more established relationship;

•	the use of automated, simple and flexible collection strategies tailored according to customer profile; and

•	anti-fraud systems.

We cannot assure you that these strategies will continue to be effective in combating the fraudulent use of our network or in enabling us to recover unpaid amounts billed for use of our networks, or that efforts that have proved effective in our traditional business will be equally effective in markets such as SMP (personal mobile service) mobile calls and local services. Our level of bad debt expense may increase in the future, which could harm our profitability and cash flow.

The concessions granted by Anatel that allow us to provide domestic and international long distance expire in 2005 and the new concession agreements have not yet been signed.

We offer our domestic and international long distance services under concessions granted by Anatel that expire on December 31, 2005. Subject to our satisfaction of certain network expansion, continuity of service and quality obligations, we have the right to renew our concessions for 20 years. In 2003, Anatel announced the general terms under which the renewal concessions would be granted, and we formally notified Anatel of our agreement to the terms and our intention to renew our concessions. However, we cannot assure you that we will fulfill the conditions for renewal or that the new concession agreements will be executed. Our failure to comply with the requirements of our concession may also result in other government actions, including the imposition of fines. Revocation of our concessions would have a severe adverse effect on our financial condition because a substantial portion of our business depends on our ability to provide long distance services.

We are obligated to meet certain quality of service goals and maintain quality of service standards. Failure to meet such obligations can result in sanctions.

Anatel requires us to meet certain quality of service goals under our concessions, including, for example, minimum call completion rates, maximum busy circuit rates, operator availability and responsiveness to repair requests. Failure to meet quality of service obligations can result and has resulted in the imposition of fines by Anatel and other governmental entities. Our ability to meet these goals can be impeded by factors beyond our control and we cannot assure you that we will meet these goals in the future or that we will not be fined in the future.

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete.

The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. They may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology to continue to compete effectively.

If we fail to successfully implement our business plan, it could have a material adverse effect on our business.

Our ability to increase our revenues and maintain our position as a leading Brazilian provider of advanced telecommunications and Internet services will depend in large part on the successful, timely and cost-effective implementation of our business plan.

Factors that could affect the implementation of our business plan include our ability to:

•	manage adverse regulatory changes;

•	cope with price competition;

•	maintain our access to capital in times of adverse macroeconomic changes;

•	adapt to changes in technology and business models;

•	enter into necessary contracts with third parties;

•	manage costs; and

•	attract and retain highly skilled and qualified personnel.

We are exposed to special risks in connection with our international call services.

Revenues from international service in part reflect payments under bilateral agreements between us and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. Various factors, including unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing to incoming calls and the levels of settlement prices could affect the amount of net settlement payments from U.S. or other international carriers to us in future years.

We might engage in transactions with our controlling shareholder or other related parties that create potential conflicts of interests.

As of May 31, 2005, Telmex owns 95.1% of our common shares. As a result of Telmex’s majority ownership, Telmex is able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Brazilian law, the payment of dividends and the disposition of assets. We cannot assure you that Telmex will not take actions that are inconsistent with your interests.

We engage in a variety of transactions in the ordinary course of business with Telmex, with subsidiaries of Telmex and with other companies that may be deemed to be under common control with us, including América Móvil S.A. de C.V., or América Móvil. Our transactions with such related parties may create the potential for conflicts of interest.

We are formally evaluating whether we should acquire Telmex do Brasil Ltda., or Telmex do Brasil, and a 37.1% equity interest in Net Serviços de Comunicação S.A., or Net, from Telmex. We would expect to issue additional common shares of Embratel Holdings as consideration for the acquisition of Telmex do Brasil and Telmex’s interest in Net. The requirements of Brazilian law with respect to these transactions would permit the transaction to be approved without the consent of other shareholders, and the interest of shareholders other than Telmex would be diluted upon our issuance of additional shares to Telmex. There can be no assurance as to the structure, timing or consideration of the acquisitions of Telmex do Brasil or Net.

If we acquire Telmex do Brasil or an equity interest in Net, our business prospects and our results of operations could be materially affected.

Though we are still evaluating whether we should acquire Telmex do Brasil or Net, if we do acquire either or both of these assets, our business prospects, results of operations and future cash requirements could be materially affected.

We are parties to various legal proceedings.

We are parties to various legal proceedings, some of which involve significant monetary claims for which we have established no reserves. We cannot be certain that these claims will be resolved in our favor. In particular, we are involved in various legal proceedings, including several tax disputes with the Brazilian tax authorities alleging underpayments by us and social security administrative and civil lawsuits for aggregate claims that are substantial. Because we believe the likelihood of an unfavorable outcome in most of these claims is either remote, or merely possible, as of December 31, 2004, we had recorded only R$477 million in reserves for those disputes for which an unfavorable result is probable. If all or a significant portion of these actions were decided adversely to us, it could have a material adverse impact on our business, financial condition and results of operations. For a detailed discussion of our material legal proceedings, see “Item 8. Financial Information—Legal Proceedings” and Note 24 to our audited consolidated financial statements and Note 24 to Embratel’s audited consolidated financial statements.

We are a highly leveraged company and our substantial debt service obligations could adversely affect our business.

We are a highly leveraged company, which means that we have a large amount of debt relative to our equity. At December 31, 2004, we had total outstanding indebtedness of R$3,429.8 million. In the first half of 2005, we used the proceeds of our capital increase to reduce our total outstanding indebtedness by repaying R$1 billion of commercial paper we issued in 2004 and redeeming US$96.3 million of notes we issued in 2003. Our ability to refinance our indebtedness or obtain additional financing may be limited due to our financial covenants as well as prevailing market and economic conditions in Brazil. We must dedicate a substantial portion of our cash flow to service indebtedness, which has the effect of reducing the cash flow available for other purposes, including capital expenditures, acquisitions and distributions to our shareholders. Our indebtedness may also place us at a competitive disadvantage in making acquisitions and strategic investments relative to competitors that are less leveraged or that have greater access to capital resources.

We may not be able to launch our new satellites before the end of the useful life of the existing satellites they are designed to replace.

Our satellite infrastructure consists of four satellites that we actively use in our business. Two of the four satellites, Brasilsat B-1 and B-2, are nearing the end of their useful lives. In 2002, Star One signed an agreement for construction of an additional satellite, Star One C-1, to replace Brasilsat B-1. We expect to conclude the project in 2006. We cannot assure you that Star One C-1 will be in place before the end of the useful life of Brasilsat B-1. In January 2005, Star One signed an agreement for the construction of satellite Star One C-2 to replace Brasilsat B-2. Star One C-2 is expected to become operational in mid-2007; however, we cannot assure you that Star One C-2 will be in place before the end of the useful life of Brasilsat B-2. Despite our contingency planning, this could hamper our ability to properly serve our satellite customers and increase our costs.

Risks related to our existing indebtedness

If we are unable to successfully manage the risks associated with our current levels of debt, our business and financial condition could be adversely affected.

At December 31, 2004, Embratel Holdings had R$3,429.8 million of outstanding consolidated indebtedness of which R$2,358.0 million (or 68.8%) is denominated in foreign currencies. Giving effect to swap transactions, the unhedged amount of foreign currency denominated debt represented 45.9% of our indebtedness at December 31, 2004. Our current amount of debt:

•	increases our vulnerability to adverse general economic and telecommunications conditions;

•	affects our ability to obtain additional financing to fund our debt service requirements, future working capital requirements, capital expenditures, acquisitions or other general corporate purposes;

•	increases our vulnerability to fluctuating interest rates, since certain of our borrowings bear variable interest rates; and

•	increases our exposure to the risk of devaluation of the real against the U.S. dollar and other foreign currencies.

We may not be able to refinance our debt as it matures.

At December 31, 2004, Embratel Holdings had R$2,099.2 million of consolidated debt maturing in 2005, R$180.2 million in 2006, and R$1,150.4 million thereafter. Our operating cash flow and other sources of funds may not be sufficient to enable us to make required payments on our debt as it comes due. If we are unable to refinance our debt or to raise the necessary funds, we will not be able to meet scheduled principal payments on our debt, which would cause us to be in violation of the terms of one or more or our debt agreements. This failure to meet scheduled principal payments debt agreements could trigger cross defaults under our obligations and could give creditors the right to accelerate the maturities of our debt.

We are subject to financial covenants and other contractual provisions under our existing indebtedness.

The agreements that govern our debt and the debt of our subsidiaries contain a number of covenants that could adversely impact our business. In particular, the terms of these agreements restrict our ability and the ability of our subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations.

Furthermore, in accordance with a number of our credit agreements, we are required to maintain certain specified financial ratios, including EBITDA to interest expense and net debt to EBITDA ratios. Compliance with these financial covenants in future periods will depend upon our financial and operating performance, which may be affected by adverse business, market and economic conditions. If we are unable to comply with these covenants or to obtain waivers from our lenders, our debt under our credit agreements and other instruments may be accelerated. See “Item 5. Operating and Financial Review and Prospects.”

Risks related to our preferred shares and our ADSs

Our ADSs generally do not give you voting rights.

Our American Depositary Shares, or ADSs, represent preferred shares of Embratel Holdings. Under Brazilian law, holders of preferred shares generally do not have the right to vote at our shareholder meetings. Our preferred shares do not entitle the holder to vote at such shareholders’ meetings, except under specific circumstances. See “Item 10. Additional Information—By-laws of Embratel Holdings—Voting Rights” for further information on this subject.

Our preferred shares and ADSs do not entitle you to a fixed dividend.

Under Brazilian corporate law and our by-laws, unless our board of directors, with shareholder approval, decides otherwise, we must pay our shareholders a mandatory distribution equal to 25% of our net income as adjusted for this purpose. Therefore, whether you receive a dividend depends on the amount of the mandatory distribution, if any, and whether our board of directors exercises its discretion subject to shareholder ratification to suspend these payments. See “Item 8. Financial Information—Distribution Policy and Dividends” for a more detailed discussion of mandatory distributions.

The protections afforded to minority shareholders in Brazil are different from those in the United States, and may be more difficult to enforce.

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, the legal framework with respect to shareholder disputes is less developed under Brazilian law than under U.S. law and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

You might be unable to exercise preemptive rights with respect to our preferred shares.

In the event of a capital increase, which would result in reducing the proportion of capital represented by preferred shares, preferred shareholders have preemptive rights to subscribe to preferred shares in proportion to their shareholdings to the extent necessary to prevent dilution of their interest in our company.

ADS holders may not be able to exercise preemptive rights relating to the preferred shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933, or the Securities Act, as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and therefore, we cannot assure you that any such registration statement will be filed. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary of the ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse.

If you exchange ADSs for preferred shares, you risk losing certain foreign currency remittances and Brazilian tax advantages.

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Resolution 2,689 of the Central Bank of Brazil dated January 26, 2000, which we refer to hereafter as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. We cannot assure you that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to your investment in the ADSs will not be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10. Additional Information—Taxation—Brazil.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so and may have an indirect impact on the price at which you can sell your ADSs on the New York Stock Exchange. The São Paulo Stock Exchange—BOVESPA, the principal Brazilian stock exchange, had a market capitalization of approximately US$340.9 billion as of December 31, 2004 and an average daily trading volume of approximately US$419.7 million for 2004. In comparison, the NYSE had a market capitalization of US$19.8 trillion as of December 31, 2004 and an average daily trading volume of approximately US$46.1 billion for 2004.

There is also significantly greater concentration in the Brazilian securities market. The top ten stocks in terms of trading volume accounted for approximately 49.51% of all shares traded on the São Paulo Stock Exchange in 2004.

Risks related to Brazil

The Brazilian government has exercised and continues to exercise significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulation involving tariffs and exchange controls, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation and government efforts to combat inflation could harm our business.

In the past, Brazil has experienced extremely high rates of inflation. More recently, Brazil’s rates of inflation were 14.7% in 2002, 10.4% in 2003 and 6.1% in 2004 (as measured by the Índice Nacional de Preços ao Consumidor, or National Consumer Price Index). Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy. If Brazil experiences high inflation in the future, our business could suffer. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect our financial condition and results of operations.

As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, devaluation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. Devaluation of the real and currency instability could adversely affect our ability to meet our foreign currency obligations in the future and could result in a monetary loss relating to this indebtedness. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information about our hedging policy.

Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on, and the proceeds of any sale of, the preferred shares.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

Government restrictions on capital outflow may hinder or prevent the custodian of our preferred shares in Brazil, or you if you have exchanged your ADSs for the underlying preferred shares, from converting the proceeds relating to the preferred shares into U.S. dollars and remitting those proceeds abroad. You could be adversely affected by delays in obtaining any required governmental approval for conversion of Brazilian currency payments and remittances abroad in respect of the preferred shares underlying the ADSs. In addition, the Brazilian government may institute a more restrictive exchange control policy in the future. See “Item 10. Additional Information—Taxation—Brazil.”

Developments in other countries may affect the trading prices of our securities and restrict our access to financing at acceptable rates.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may hamper investor enthusiasm for securities of Brazilian issuers, including ours. This could adversely affect the trading prices of our securities, and could also make it more difficult for us to access the capital markets on acceptable terms.

ITEM 4. INFORMATION ON THE COMPANY

Through our subsidiaries, we are one of Brazil’s largest telecommunications services providers, operating domestic and international long distance, data communications and local services. Embratel Holdings was created on May 22, 1998, as the holding company of Embratel. Embratel was founded on September 16, 1965 and later became the long distance subsidiary of Telebrás. Since Embratel’s privatization in 1998 and the initial opening of the Brazilian telecommunications market to competition in July 1999, we have capitalized on Embratel’s strong brand name, reliable and ubiquitous national network and reputation for quality service to become the telecommunications provider of choice for Brazilian corporate customers, and the leading provider of data and Internet services in Brazil. We generated net operating revenues of R$7,332.9 million, cash flow from operations of R$1,060.6 million and a net loss of R$339.3 million during 2004.

Embratel Holdings is a publicly held stock corporation (sociedade por ações de capital aberto) duly organized under the laws of Brazil. Its principal executive offices are located at Rua Regente Feijó, 166, Sala 1687-B, Rio de Janeiro, RJ-Brazil 20060-060. Embratel is a stock corporation (sociedade por ações) duly organized under the laws of Brazil. Its principal executive offices are located at Avenida Presidente Vargas, 1012, Rio de Janeiro, RJ-Brazil 20071-910. The telephone number of Embratel Holdings and Embratel is (55) 21 21 21 81 82.

History and Development of Embratel Holdings and Embratel

The Brazilian telecommunications industry and regulatory environment have experienced rapid and substantial changes in recent years.

•	Breakup and privatization of Telebrás. Until 1998, all telephone services in Brazil were provided by subsidiaries of Telebrás, the Brazilian government-owned telecommunications provider. In 1998, Telebrás was broken up into 12 new holding companies, which were then privatized, including three holding companies for local and regional operators, eight holding companies for mobile telephone operators and one holding company—Embratel Participações—for the domestic and international long distance operator.

•	Initial concessions. In connection with the breakup and privatization, Brazil was divided into four regions for fixed switch telephony services: Region I (North/East), Region II (South/West), Region III (São Paulo state) and Region IV (all of Brazil). In each of regions I, II and III, a single company was granted concessions to provide local and intra-state and intra-regional long distance services within that region. Embratel was granted concessions to provide all types of domestic long distance and international long distance services in Region IV.

•	Mirror license auction. Following the privatization, Anatel auctioned one additional license in each of the three fixed-line concession areas for the provision of local and intra-regional long distance service, as well as one nationwide license for the provision of all types of domestic and international long distance service. These licenses were referred to as ‘mirror’ licenses because they were intended to create a single competitor for each of the local service incumbents and Embratel.

•	Carrier selection for wireline calls. In July 1999, Brazil opened long distance voice services to competition by introducing a mandatory carrier selection code system, known as the PIC code. The PIC code system requires telephone users to select a long distance carrier when making each long distance call by dialing a 2-digit carrier code. While the three local telephone incumbents and their ‘mirror’ counterparts were not permitted to provide long distance service between the three regions, they were assigned dial codes of their own and were permitted to provide intra-state and intra-regional long distance within their respective regions.

•	Expanded competition. On January 1, 2002, Anatel was authorized to grant an unlimited number of licenses for the provision of any type of telecommunications services. Embratel was granted a nationwide license, upon meeting certain universal service requirements, to provide local telephony on August 16, 2002, and began providing local services at the end of 2002. The three local telephone incumbents, Telefónica (São Paulo state), Telemar (North/East Brazil) and Brasil Telecom (Center/South Brazil), have similarly received, after meeting certain universal service requirements, authorization to provide inter-regional and international long distance services. We now compete against multiple providers for all segments of our domestic and international long distance services.

•	Tariff rate increase. In June 2003, Anatel approved a tariff increase using the IGP-DI inflation index. These tariff increases were challenged in the Brazilian courts. On September 11, 2003, the 2[a] Vara Federal do Distrito Federal issued an injunction requiring the tariff increase to be based on the IPCA inflation index, rather than the IGP-DI index used in the tariff rate formulas established in the concessions. We and the three regional telecommunications operators adopted tariff rate increases based on this injunction. The change affected both the rates that we charged to our customers and the rates that we paid for interconnection. On July 1, 2004, the Superior Tribunal de Justiça, or the Higher Court of Justice, concluded that the IGP-DI, instead of the IPCA, should be used to calculate the increases in tariffs in the future. Companies were allowed to increase tariffs to reflect the IGP-DI inflation index, but the court decided that the difference in tariffs would not be applied retroactively. To minimize the effect on inflation, telecommunications companies agreed with Anatel and the Ministry of Communications that any increases in the rates to reflect the IGP-DI inflation index would be made gradually.

•	Terms for the renewal of the concessions. We are in the process of renewing our concessions for domestic and international long distance services, which expire at the end of 2005. In June 2003, Anatel established the basic terms for the renewal of the concessions and the Brazilian Government issued a decree setting the policy guidelines for the telecommunications sector. We have formally notified Anatel of our intention to renew the concession contracts on these terms and conditions, and are working to satisfy the conditions of renewal. However, the new concessions have not yet been signed. The main condition we need to fulfill to renew our concession is to meet our 2005 universal target, which we are currently working to meet. See “Item 4. Information on the Company––Regulation of the Brazilian Telecommunications Industry—Concessions and authorizations” for additional information about the expected terms under the new concessions.

•	Carrier selection for mobile telephone calls. In July 2003, mobile telephone providers in Brazil began giving their customers the ability to use the PIC code to select a long distance carrier when making long distance calls from a mobile telephone. As of January 4, 2004, all mobile telephone users are required to dial a PIC code each time they place a long distance call from Brazil.

•	Unbundling. In May 2004, Anatel published an order on regulated line-sharing unbundling that establishes maximum prices for various network elements and time limits within which they must be provided. The order also addresses related matters, such as co-location space requirements. We have initiated negotiations with local carriers to sign unbundling contracts but no agreement has been finalized.

Business Overview

Our business

We offer a full range of communications services to our customers throughout Brazil. Of our total revenues in 2004, approximately 57% were derived from corporate customers, and the remainder from residential customers. Our principal service offerings include:

•	Long distance services. We generate most of our voice services revenue from domestic and international long distance services. Corporate customers generate the majority of our long distance revenues.

•	Domestic long distance. We provide intra-state, intra-regional and inter-regional long distance services to corporate, residential and cellular customers throughout Brazil. Our domestic long distance services generated R$4,013 million, or 54.7% of our total net operating revenues, in 2004.

•	International long distance. We are the leading provider of international long distance service in Brazil, and operate the largest long distance telecommunications network in Latin America. We also have ownership interests in several undersea cables between South America and the rest of the world through cable consortia. Our international long distance services accounted for R$769 million, or 10.5% of our total net operating revenues, in 2004.

•	Data communication services. We are the leading provider of data and Internet services in Brazil. Our high-speed, reliable data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added broadband data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Data communication services accounted for R$1,709 million, or 23.3% of our total net operating revenues, in 2004.

•	Local services: We began offering local services in 2002. Our December 2003 acquisition of Vésper, a wireless local loop local telephone and broadband data operator with operations in São Paulo and 16 other Brazilian states, enabled us to further expand and accelerate the rollout of these services. Local services, including revenue from Vésper, accounted for R$608 million, or 8.3%, of our total net operating revenues, in 2004.

•	Other services. Through Star One, we are Brazil’s leading provider of satellite services, with applications including broadcasting, broadband data and telephony, using our satellites in orbit. We also provide a variety of other services including text, sound and image transmission and maritime communications. Other services accounted for R$234 million, or 3.2% of our total net operating revenues, in 2004.

Our strategy

We believe that our brand name, reputation for quality service, ownership of Brazil’s only nationwide network and technical capabilities provide us with a strong platform for growth. We will continue to use all available access technologies to create access solutions for reaching our target customers and to develop new service offerings. We will explore selective acquisition opportunities, try to capitalize on the local and broadband data opportunities and analyze ways to expand our last mile access network to broaden our existing services and to develop complementary ones. We will continue to implement strategies that strengthen our capital structure and improve our operating efficiency by controlling costs and expenses, building our own access facilities, making targeted capital expenditures to address new markets and developing new technologies such as Next Generation Network and voice over Internet protocol.

Telecommunications Segment

Our telecommunications segment consists principally of providing local, domestic and international long distance, Internet and data communication services in Brazil to businesses and consumers.

Domestic long distance services

We are one of Brazil’s major domestic long distance service providers. We provide intra-sectorial, intra-regional and inter-regional long distance services to corporate, residential and cellular customers throughout Brazil. Our domestic long distance services accounted for 59.1% of our total net operating revenues in 2002, 57.5% of our total net operating revenues in 2003 and 54.7% of our total net operating revenues in 2004.

We provide domestic long distance service, including the following services, throughout Brazil:

•	Inter-regional long distance. Inter-regional long distance service consists of all calls that originate within one of the three fixed-line regions and terminate in another of the three fixed-line regions and all calls that originate in one cellular region and terminate in another cellular region. See “Item 4. Information on the Company—Competition” and “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and authorizations.”

•	Intra-regional long distance. Intra-regional long distance service consists of all calls that originate in one local calling area within a fixed-line region and terminate in another local calling area within the same fixed-line region. A local calling area is generally equivalent to a municipality, and there are usually several local calling areas within an area code.

•	Intra-sectorial long distance. Intra-sectorial long distance service consists of all calls that originate in one local calling area within a fixed-line sector and terminate in another local calling area within the same fixed-line sector. A fixed-line sector is generally equivalent to a state. We have offered these services since July 1999. Previously, we were restricted to providing inter-state long distance services. See “Item 4. Information on the Company—Competition” and “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and authorizations.”

International long distance services

We are one of the major providers of international long distance service in Brazil, and operate the largest long distance telecommunications network in Latin America. We also have ownership interests in several undersea cables between South America and the rest of the world through cable consortia. Our international long distance services generated 12.6% of our total net operating revenues in 2002, 12.2% of our total net operating revenues in 2003 and 10.5% of our total net operating revenues in 2004.

Data communication services

We are Brazil’s leading provider of data and Internet services, with a strong focus on corporate customers. Our high-speed, state-of-the-art data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added broadband data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Our data communication services include leased high-speed data communication service, satellite data communication, Internet services, packet-switched data communication, frame relay and message-handling systems. Data communication services accounted for 24.9% of our total net operating revenues in 2002, 24.9% of our total net operating revenues in 2003 and 23.3% of our total net operating revenues in 2004.

We own our microwave and fiber optic data transmission network. We own metropolitan area fiber-optic networks in major cities with high access capacity to clients, and we are expanding our fiber-optic network throughout Brazil to increase the quality of services currently provided. We also use our satellite system to provide additional data communication services.

The three principal customer groups that use our data communication services are financial institutions, governmental entities and large corporations. Financial institutions use our services primarily for banking operations, telecommuting and inter-office communication. Governmental entities use our services primarily for data processing, legal and other databases, and voice, data and image integration. Large corporations use our services primarily for e-mail, data processing, voice, data and image integration, billing and administration.

We also provide data communication services through Vésper, since December 2003. In March 2003, Vésper launched its 3G CDMA2000 1xEV-DO network in the São Paulo metropolitan area, the first wireless broadband Internet access service of its kind in Latin America. Using this service, users can connect to the Internet at speeds of up to 2.4 Mbps, which is faster than digital subscriber line (DSL) and cable modem services currently offered in Brazil, as well as significantly faster than dial-up and other wireless services. We believe this technology will facilitate a wide range of broadband applications.

In the third quarter of 2003, Embratel launched a free Internet service provider, Click21. At December 31, 2004, Click21 had approximately 996,000 subscribers, compared to approximately 400,000 subscribers at December 31, 2003. Click21 provides us with another easily accessible channel for the marketing and sale of voice services to residential customers and small businesses.

Local services

On August 16, 2002, Anatel granted Embratel an authorization to provide local telephony services in all regions in Brazil. In the fourth quarter of 2002, we began providing local telephony services, and currently we serve 263 Brazilian cities, including all major Brazilian metropolitan areas. We provided local service to 129 additional cities in 2004, and we plan to provide local service to 60 additional cities in 2005. Providing local service allows us to supply a complete range of fixed line services to our customers.

Our December 2003 acquisition of Vésper enabled us to further broaden and accelerate the roll out of our local service offering. Vésper is a full-service telecommunications provider that offers telephony and value-added services to the consumer and small business market and telephony, data and Internet services to corporate and residential clients. Vésper has fixed switched telephony licenses spanning a large contiguous area that encompasses approximately 130 million people in the state of São Paulo and in the Northern, Northeastern and Eastern regions of Brazil. Currently, Vésper’s licenses allow it to provide fixed wireless and data services to 165 municipalities, with a total coverage area that corresponds to roughly 76% of Brazil’s 172 million inhabitants.

Local services represented a very small portion of our business in 2003. This part of our business increased in 2004 due to our acquisition of Vésper and the continued rollout of our local service offerings. In 2004, local service revenues represented 8.3% total net operating revenues.

Other services

In addition to long distance, data communication and local services, we provide other services including text, telex, sound and image transmission and mobile satellite and maritime communications. The revenues from these additional services accounted for 3.2% of our total net operating revenues in 2002, 3.5% of our total net operating revenues in 2003 and 3.2% of our total net operating revenues in 2004.

Space Segment

Through Star One, we are Brazil’s leading provider of satellite services. Using our satellites in orbit, we provide a variety of applications, including broadcasting, broadband data and telephony. We formed Star One in November 2000 as a spin off from Embratel to carry out our satellite operations. We own 80% of its share capital.

Star One is also a leading provider of satellite transponder capacity in Brazil. This capacity is leased to customers for:

•	network services;

•	up-link trunking; and

•	entertainment broadcasting.

Star One’s principal customers include television broadcasters, cable operators, telecommunications service providers and financial institutions. Star One also provides satellite services to the Brazilian military. A significant amount of our capacity in this segment is leased directly to our telecommunications segment. Our telecommunications segment uses this capacity, together with equipment and software, to provide certain data communications and other services to our customers.

Rates

Overview

Under the regulatory framework implemented upon the breakup and privatization of Telebrás, telecommunications companies were to be given the ability to set their own tariffs beginning three years after privatization, if there were effective competition in the market. We have filed a request with Anatel for permission to set our own tariffs. Until we receive Anatel’s permission to set our own tariffs, rates for most of our domestic and international long distance switched fixed telephone services will continue to be subject to the final approval of Anatel, to which we submit requests for rate adjustments. Data communications services are not regulated.

On June 2, 1998, when Anatel granted concessions to the Telebrás System companies, it established initial price-caps based on the April and May 1997 rates. These initial price-caps are adjusted on an annual basis under a formula that includes an inflation adjustment mechanism based on the IGP-DI inflation index. In June 2003, Anatel approved a tariff increase using the IGP-DI inflation index. These tariff increases were challenged in the Brazilian courts. On September 11, 2003, the 2a Vara Federal do Distrito Federal issued an injunction requiring the tariff increase to be based on the IPCA inflation index, rather than the IGP-DI index used in the tariff rate formulas established in the concessions. We and the three regional telecommunications operators adopted tariff rate increases based on this injunction. The change affected both the rates that we charged to our customers and the rates that we paid for interconnection. On July 1, 2004, the Superior Tribunal de Justiça, or the Higher Court of Justice, concluded that the IGP-DI, instead of the IPCA, should be used to calculate the increases in tariffs in the future. Companies were allowed to increase tariffs to reflect the IGP-DI inflation index, but the court decided that the difference in tariffs would not be applied retroactively. To minimize the effect on inflation, telecommunications companies agreed with Anatel and the Ministry of Communications that any increases in the rates to reflect the IGP-DI inflation index would be made gradually. We implemented this tariff increase incrementally in September and November 2004.

In 2006, a sectorial price index will replace the IGP-DI inflation index as the mechanism used to determine annual tariff adjustments. The sectorial price index is currently being developed by Anatel.

Domestic long distance rates

Rates for domestic long distance calls, including intra-regional long distance and inter-regional long distance, are computed based on the time of day and day of the week when the calls are made, the call’s duration, the distance covered and whether special services, such as operator assistance, are used. The rates for domestic long distance calls are established by Anatel and are uniform throughout Brazil. Domestic long distance rates were divided into five distance and location components: 0 to 50 kilometers; 50 to 100 kilometers; 100 to 300 kilometers; over 300 kilometers; and special metropolitan area rates. In 2004, the special metropolitan area rates were eliminated, so there are now only four distance and location components.

Average domestic long distance rates were increased in June 2001 by 7.76% and in July 2002 by 5.02% using the IGP-DI inflation index and the formula set forth in the concession agreements. In July 2003, Anatel approved a 24.85% rate increase using the IGP-DI inflation index. This tariff rate increase was reversed by several injunctions. As described above, in 2003, we adopted a tariff rate increase calculated using the IPCA inflation index, rather than the IGP-DI inflation index. This resulted in a 12.55% increase in our average long distance rates in 2003. In June 2004, we increased our rates by 3.20%. Following the decision of the Higher Court of Justice discussed above, we increased our rates incrementally by 5.40% in September and by 5.13% in November. The average domestic long distance rates increase in 2004 was 14.48%.

The following table illustrates our basic tariff domestic long distance rates for the periods and times of day indicated.

	As of December 31,
	2000		2001		2002		2003		2004
	(in reais)
Domestic long distance rates:(1)
0 to 50 km	R$	0.41	R$	0.48	R$	0.55	R$	0.67	R$	0.76
50 to 100 km		0.68		0.80		0.91		0.93		1.26
100 to 300 km		1.02		1.02		1.02		1.02		1.27
Over 300 km		1.18		1.18		1.18		1.22		1.31

(1)	Rates for a domestic long distance call, three minutes in duration between the hours of 9 a.m. and 12 p.m. and between 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.

While these rates apply to basic plan customers, we have developed a variety of promotional and customer retention programs since 2000 that enable many of our customers to obtain packages that may include lower rates than those set forth in the table above. These promotional and customer retention programs offer discounts from Anatel-approved rates and are designed to increase our market share and promote usage of the “21” carrier selection code.

The majority of our customers for long distance voice services are not “pre-subscribed.” In other words, customers do not register with us as customers before we begin providing services to them. Instead, each time a customer initiates a long distance domestic or international call, the customer chooses whether to use our services by dialing the “21” selection code or to use the services of another service provider by dialing a different code.

Our customer retention and discount programs are designed to allow us to build customer loyalty and to improve collections by pre-establishing the identity of our customers.

International long distance rates

Revenues generated by international long distance services are primarily derived from:

•	charges for international outgoing calls originating in Brazil; and

•	net settlement payments made by other international telecommunications operators for incoming calls carried through our network in Brazil.

International long distance rates charged to telephone customers

Rates charged for outgoing international calls vary depending on the time of day and the day of the week when a call is made, the duration of a call, the country of destination and whether special services, such as operator assistance, are used. Maximum rates for our international long distance service are established by Anatel under the price-cap mechanism set forth in the concession. In recent years, we have substantially reduced rates for outgoing international calls, partly due to productivity factors and partly in response to considerable competition. In 2004, rates for outgoing international calls increased by 1.8%. See “Item 4. Information on the Company—Competition.”

The following table illustrates our international promotional rates for the periods and times of day indicated.

	As of December 31,
	2000		2001		2002		2003(4)		2004
	(in reais)
International rates:(1)
United States	R$	2.10	R$	1.92	R$	1.92	R$	2.22	R$	2.40
Mercosur(2)		2.97		2.67		2.67		3.48		3.48
Western Europe(3)		2.97		2.67		2.67		4.56		4.80

(1)	Rate for international calls, three minutes in duration between the hours of 8 a.m. and 6 p.m. on weekdays, net of value-added taxes.
(2)	The Mercado Común del Sur (Mercosur) is comprised of Argentina, Brazil, Paraguay and Uruguay.
(3)	Includes France, Germany, Italy, Spain, Switzerland and the United Kingdom.
(4)	From September 12, 2003.

Net settlement payments

Revenues from international service also reflect payments under bilateral agreements between us and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. These agreements set forth the settlement rates of payment from us to foreign carriers for the use of their facilities in connecting international calls billed in Brazil and from foreign carriers to us for the use of our facilities in connecting international calls billed abroad. The settlement rates under such agreements are negotiated with each foreign carrier and are based in foreign currency. They are charged or paid on a net basis. Various factors could affect the amount of net settlement payments from foreign carriers to us in future years. These factors include increases in the proportion of outgoing as opposed to incoming calls, the volume of minutes included in the bilateral agreements, fluctuations of the real versus the currencies involved, the evolution of rates in the market and tax policies applied by the Brazilian government for the transfer of payments related to telecommunication payments abroad.

Taxes on telecommunications services

The cost of all telecommunications services to the customer includes a variety of taxes, including the following:

State value-added taxes

The principal tax imposed on telecommunications services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (ICMS). ICMS taxes are imposed by the Brazilian states at varying rates on revenues from the provision of domestic and international telecommunications services. The majority of Brazilian states impose a 25% tax rate; however, this rate varies from state to state.

Federal social contribution taxes

The other principal taxes collected on revenues include two federal social contribution taxes, which are:

•	Programa de Integração Social (PIS). PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services and, for us, are not collected on a value-added basis. Beginning December 2002, the government increased the general rate at which PIS contributions are applied to 1.65% and began to collect PIS on a value-added basis. However, revenues from telecommunications services were expressly excluded from this increase and from the decision to collect PIS on a value-added basis; and

•	Contribuição para Financiamento da Seguridade Social (COFINS). COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services and, also, are not collected on a value added basis. In February 2004, the government increased the COFINS contribution rate for most other providers of goods and services to 7.6% and began to collect COFINS on a value-added basis. However, revenues from telecommunications services were expressly excluded from the increase and from the decision to collect COFINS on a value-added basis.

Billing and collections

In 2000, we began to bill standard voice services to our end-user customers directly. Previously, the regional fixed-line companies were obligated to provide domestic and international long distance billing and collection services to us at no cost. All other telecommunications and related services provided by us, including toll-free services, were and continue to be billed directly by us.

Our transition to direct billing was accompanied by a sharp increase in bad debt expense. Since 2000, we have taken a number of proactive measures to reduce our bad debt expense, including:

•	Line blocking procedures. Beginning in 2002, we implemented new technology to block delinquent fixed lines. In 2004, we revised our line blocking policy. As a result, at December 31, 2004, we had 920 thousand blocked lines compared to 4.1 million blocked lines at December 31, 2003.

•	Use of third-party credit collection firms. We use third-party collection firms to collect from certain customers.

•	Customer data system. We implemented a new Customer Data System (CDS) in the second quarter of 2003 that allows us to accelerate the processing of the information received from the local companies and to reduce and better track errors.

•	Co-billing. In 2002, we implemented new co-billing arrangements with three local operators, and approximately 32.6 million lines are now registered for co-billing.

•	Use of call centers. We make proactive use of our call centers in our collection efforts.

•	Collections system. In 2002, we implemented CACS Telecom System, a simple, automated collections system that enables us to combine different collections strategies for different customer profiles.

•	Anti-fraud system. In 2001, we implemented a new fraud system with anti-fraud procedures that better protect of the company.

Embratel offers customers a variety of payment options, including payment by mail, direct debit, online billing, credit card payment and co-billing arrangements.

Network and Facilities

We have the largest long distance telecommunications network in Latin America, and we use it to provide both national and international connections to thousands of points throughout Brazil. In expanding our network, we select from the full portfolio of available access technologies (radio, satellite, optical fiber and copper) to develop cost-effective access solutions for reaching high potential customers in our target markets. We generally begin to connect clients in new areas using digital microwave transmission systems, which we also refer to as radio access. This enables us to provide services more rapidly than by building a wireline connection to the customer. Once a critical level of demand is reached, we make the necessary investment to deploy copper or fiber access and, then, redeploy the radio receivers. We believe this strategy allows us to target high potential customers and to provide the capacity and services that they require, while containing our operational and capital costs.

Domestic network

We are the main provider of high-speed data transmission and Internet service in Brazil, with the largest national network of broadband fiber-optic transmission systems. We use a 100% digital switching system for voice and data, and we use packet-switched data communications, asynchronous transfer mode (ATM) and frame relay for data and Internet services. We have metropolitan digital fiber networks in the largest cities in Brazil and we offer direct fiber or wireless connections to businesses in those cities. We are implementing lateral fiber extensions with commercial buildings connected to metropolitan rings, providing high quality direct connections. We continue to expand construction of metropolitan digital fiber optic networks to additional strategic cities with a high concentration of business customers.

We use radio systems in areas where installation of fiber cables is less cost effective. These long distance microwave links offer alternative routes to the fiber network and have a total range of 16,250 km and a network capacity of greater than 20 Gbit/sec. As a complement to the radio and fiber networks, we also use satellites to provide services to remote locations within the country. The satellite network has a total capacity of 1.6 Gbit/sec.

During 2004, we began to offer services using an Ethernet interface, which makes it possible for us to serve clients demanding higher connection speeds, greater flexibility and lower costs.

The following table sets forth certain details regarding our domestic long distance and data network:

	As of December 31,
Network Information	2001	2002	2003	2004
Urban fiber rings (cable kilometers)	1,880	2,150	2,200	3,700
Long distance optical fiber (cable kilometers)	35,800	35,800	35,800	35,800
Range of microwave long distance links (kilometers)	21,000	21,000	21,000	16,250
Long distance trunks	1,484,730	1,504,440	1,582,170	1,601,310

Through Vésper, we also provide services on a 1.9GHz frequency band based on Code Division Multiple Access (CDMA) digital wireless technology, as well as by traditional wireline switches. This technology allows for easy activation of a new phone without the need for any installation work or investment in fixed last mile infrastructure. We also provide wireless broadband services in selected areas in the city of São Paulo using CDMA 2000 1xEV-DO technology.

International network

We provide international services primarily through the major international undersea cable systems, which link Brazil with key trading partners around the world. Embratel’s international submarine cable network reaches all continents through 24 different submarine cable systems in which we have various ownership interests. We have designed our network of cables to ensure redundancy for areas where we have the heaviest traffic. To complement and diversify our international network, increasing our global service capacity in a cost-effective way, we currently use leased satellite capacities from international satellite systems. The satellite channels are controlled and monitored through our earth station complex for international services, located in Tangua (in the state of Rio de Janeiro). We have three international telephony digital switches in strategic locations and international data network platforms (Frame Relay, ATM and IPL), each with interconnection to the main international telecom companies to provide voice and data services worldwide. Our undersea IP cable system allows us to transmit information at 4.9 Gbps, providing reliable international Internet services to our customers.

Satellite infrastructure

We currently own and operate a domestic earth station in Guaratiba, located in the state of Rio de Janeiro. This station, activated in 1985, controls the operations of Brasilsat B-1, B-2, B-3 and B-4 satellites, which cover the entire territory of Brazil and Argentina, Uruguay and Paraguay (B-2 only). We have a back-up satellite earth station in Tanguá, in the state of Rio de Janeiro. Both earth stations are used for satellite operations and control and also for satellite communications.

Star One has entered into a contract to purchase an in-orbit delivery satellite, Star One C-1. This satellite is expected to be operational in the second half of 2006 and will provide coverage over Brazil, South America and part of Florida. In January 2005, Star One signed an amendment to the Star One C-1 contract to purchase another in-orbit delivery satellite, Star One C-2, which is expected to become operational in mid -2007. This satellite will provide coverage over Brazil, South America, Mexico and part of Florida. Satellites Star One C-1 and C-2 will replace Brasilsat satellites B-1 and B-2, which are nearing of the end of their useful lives. The overall cost of Star One C-1 will be approximately US$212.1 million, US$185 million of which we are financing under a credit agreement supported by an export credit agency. Star One expects the overall cost of Star One C-2 to be US$195 million and to spend in 2005 approximately R$240.6 million. See “Item 4. Information on the Company—Capital Expenditures.”

Competition

Before the reform of the Brazilian telecommunications system, we were the exclusive provider of inter-state and international long distance services in Brazil. The Telebrás companies were the exclusive providers of intra-state and local telephone services. Since 1995, Brazil has adopted broad regulatory changes intended to encourage competition in the telecommunications market. See “Item 4. Information on the Company—History and Development of Embratel Holdings and Embratel.”

Following the privatization of the Brazilian telecommunications system, Anatel auctioned one additional license in each of the three fixed-line concession areas for the provision of local and intra-regional long distance telephone service, as well as one nationwide license for the provision of all types of domestic and international long distance service. These licenses were referred to as ‘mirror’ licenses because they were intended to create a single competitor for each of the local service incumbents and Embratel.

In July 1999, Brazil opened long distance voice services to competition by introducing a mandatory carrier selection code system, known as the PIC code. The PIC code system requires telephone users to select a long distance carrier when making each long distance call by dialing a 2-digit carrier code. While the three local telephone incumbents and their ‘mirror’ counterparts initially were not permitted to provide long distance service between the three regions, they were assigned dial codes of their own and were permitted to provide intra-state and intra-regional long distance within their respective regions.

As of January 1, 2002, Anatel was authorized to grant an unlimited number of licenses for the provision of any type of telecommunications services. Embratel was granted a nationwide license, upon meeting certain universal service requirements, to provide local telephony on August 16, 2002, and began providing local services at the end of 2002. Additionally, during 2002, two of the three local telephone incumbents, Telefónica (serving the São Paulo state) and Telemar (serving North/East Brazil), received, upon meeting similar universal service requirements, authorization to provide inter-regional and international long distance services. In the beginning of 2004, Brasil Telecom (serving Center/South Brazil) received the same licenses. We now compete against multiple providers in all segments of our domestic and international long distance services.

In July 2003, SMP (personal mobile service) mobile telephone providers in Brazil began giving their customers the ability to use the PIC code to select a long distance carrier when making long distance calls from a mobile telephone. Since January 2004, all mobile telephone users have been required to dial a PIC code each time they place a long distance call from Brazil. These rules do not apply to mobile telephone operators that operate under SMC (cellular mobile service) licenses.

Our principal competitors vary by region and type of service. The following table summarizes our principal competitors by region and type of service.

Competitors
Region	Local	Long Distance
Region I	Telemar, CTBC Telecom	Telemar, Intelig
Region II	Brasil Telecom, Global Village Telecom	Brasil Telecom, Intelig
Region III	Telefónica	Telefónica, Intelig

In addition to competition from our regulated competitors, we have experienced considerable competition for the provision of international long distance service from companies outside Brazil known as telephone service resellers. Telephone service resellers provide customers with lower international rates by offering international long distance voice services using data protocols in Brazil without the required public telephony authorizations from Anatel. When these resellers engage in activities, they bypass the regulatory requirements.

During the past ten years, Embratel experienced considerable competition in international long distance services from companies based outside Brazil known as resellers of telephone services. Resellers serve clients through an automated message system located in countries where international calling rates are lower, usually the United States. Such messaging systems allow calls originating in Brazil to be billed outside Brazil at lower rates than those charged by us. As a result of such practice, the percentage of outbound calls compared to inbound calls fell substantially between 1990 and 1993. In the period between 1994 and 1998, this trend was reversed due to substantial declines in outbound rates between 1994 and 1997. The stabilization of the Brazilian currency also contributed to the reversal of this trend over the years.

Regulation of the Brazilian Telecommunications Industry

In July 1997, the Brazilian Congress passed the Telecommunications Law, which became the main basis for regulation of the telecommunications sector. Anatel regulates our business, including the services we provide and the rates we charge for telecommunications services, pursuant to the Telecommunications Law, telecommunications regulations, concessions and authorizations.

Article 19 of section XXIX of the Telecommunications Law requires Anatel to submit an annual report of its activities to the Ministry of Telecommunications.

Regulatory agency—Anatel

The Telecommunications Law provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, our primary regulator is Anatel. Anatel is an independent regulatory agency with its own funding and administration. As such, Anatel exists separately from the Ministry of Communications and other agencies of the Brazilian Government, although it maintains a close working relationship with the Ministry of Communications.

Anatel is financed through the Fundo de Fiscalização das Telecomunicações, known as Fistel. Fistel is a fund administered by Anatel, and it is currently the sole source of financing for Anatel’s activities. Fistel receives the proceeds of a tax imposed on service providers and fees charged for concessions, permissions and authorizations.

Anatel has the authority to propose and issue regulations that are legally binding on telecommunications services providers. Any proposed regulation of Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may ultimately be challenged in Brazilian courts.

Concessions and authorizations

Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions are granted for services in the public regime and authorizations are granted for services in the private regime. The main differences between the public regime and the private regime relate to the obligations imposed on the companies in the public regime, rather than the type of services they offer. Embratel and the three former Telebrás regional companies, known as the Telcos, are the only four companies in the public regime that provide switched fixed telephone services. All other telecommunications companies, including other companies providing the same services as the four public regime companies, operate in the private regime.

Anatel has granted Embratel a domestic long distance concession and an international long distance concession, as well as authorizations to provide local and satellite services. We also have licenses to provide data and Internet services.

Fixed-line services—Public regime

The four service providers in the public regime are the primary providers of the following switched fixed telephone services to the general public: local, intra-regional long distance, inter-regional long distance and international long distance. Each of the four companies, including Embratel, holds concessions, as required by the Telecommunications Law. Each public regime concession is a specific grant of authority that allows the concessionaire to offer a specific type of switched fixed telephone services and imposes certain obligations on the concessionaire concerning network expansion (universal service obligations) and quality and continuity of service.

Embratel’s current concession expires December 31, 2005. Subject to our satisfaction of all of the network expansion, continuity of service and quality obligations included in our original concession, we are assured full renewal for an additional 20 years. In June 2003, Anatel established the basic terms and conditions for the renewal of the concessions and the Brazilian government issued a decree setting the policy guidelines for the telecommunications sector. We have formally notified Anatel of our intention to renew the concession on these terms and conditions. The main condition that we must satisfy for renewal is meeting our universal service targets for 2005, and we are currently in the process of fulfilling that obligation. We expect to conclude the renewal process and sign the renewed concession, which will come into effect January 1, 2006, in the second half of 2005.

If, after our concessions have been renewed, Anatel determines that we did not fulfill our obligations under the original concessions, we may be subject to fines. We view positively the following aspects of the new concession:

•	From 2006, local interconnection rates (tarifa de uso de rede local) will be capped at a proportion of the per-minute tariff for local voice services and, from 2008, will be based on a long-run cost model.

•	From 2006, long distance interconnection rates (tarifa de uso de rede interurbana) will be capped at a portion of the per minute basic long distance tariff.

•	The new concession agreements include an explicit obligation for all operators to provide co-billing under equal treatment terms. The terms governing co-billing have been set through a public comment process.

•	From January 2006, new regulations guarantee effective accounting separation for each service.

•	The General Plan of Competition, introduced in the new concession, will set forth rules designed to enhance competition in the local fixed switched telephony market.

The initial grant of the concessions to the four companies in the public regime did not require payment of a fee. After December 31, 2005, the companies are required to pay fees every two years equal to 2% of annual net revenues from the provision of switched fixed telephone services in the prior year (excluding taxes and social contributions). This requirement will last throughout the 20-year renewal period.

If our concessions were not renewed or were terminated, all assets related to the provision of services under the concession would revert to the Brazilian government.

We will continue to actively encourage the Brazilian telecommunications regulator to ensure competition through further pro-competitive regulations for the Brazilian telecommunications market. We will, among other things, continue to press for cost-based wholesale interconnection tariffs that better mirror the time- and distance-based basic retail tariff structure and to actively promote unbundling.

Fixed-line services—Private regime

After the privatization of the Brazilian telecommunications system, authorizations were granted to new competitors wishing to offer switched fixed telephone services, including local, intra-regional long distance, inter-regional long distance and international long distance services, in the private regime. Providers granted authorizations are not subject to the same obligations concerning network expansion (universal service obligations) and continuity of service as those applicable to concessionaires providing switched fixed telephone services in the public regime. However, individual authorizations may contain certain related obligations. There are no limitations on the number of authorizations that may be granted and authorizations do not expire.

We provide our local services under an authorization from Anatel. Until May 26, 2005, Vésper operated under its own local service authorization. Since Brazilian law does not permit a company or commonly owned companies to have multiple licenses, it now operates under Embratel’s authorization.

Satellite services

Authorizations are also granted to telecommunications providers wishing to offer satellite services. We operate our satellite business through Star One under an authorization from Anatel for satellites B-1, B-2, B-3 and B-4, which are currently in use, an authorization for Star One C-1 and an authorization for Star One C-2. Our authorizations for satellite services require that 60% of a satellite’s transponders cover Brazil.

Our authorization for the satellites currently in use expires on December 31, 2005. We have received a 15-year renewal effective from January 1, 2006. Our authorizations for satellites C-1 and C-2 were granted in 2003 and also have 15-year terms.

Obligations of telecommunications companies

Service and quality targets

Since the privatization of the Brazilian telecommunications system, telecommunications providers have been required to meet certain universal service and quality targets. Embratel submitted to Anatel the documentation for the completion of 2004 universal targets, but Anatel has not yet certified that Embratel has met the universal service targets for 2004.

The following table sets forth our current universal service and network expansion obligations for 2005 and the new obligations for the period 2006 to 2025.

Universal Service, Network Expansion and Modernization	Required for the years
	2005		2006 to 2025
Full-Service Public telephone availability(1) in areas with no fixed switched service that are located 30 km from the nearest fixed-line telephone and a population of at least	100		100
Number (estimated) of such localities where availability requirements must be met	1,500	(2)	N/A	(3)
Number of state capitals connected by digital transmission system	26		26

(1)	Public telephones available 24 hours a day with domestic and international long distance direct-dial capability.

(2)	The identification of localities is still taking place and will end on July 31, 2005. This date is the deadline of the General Plan of Universalization Targets (Plano Geral de Metas de Universalização) for municipalities to send to Embratel their request for the installation of public phones. Embratel will be required to fulfill, by December 31, 2005, all requests received by July 31, 2005.
(3)	Information not yet available.

Telecommunications providers are also subject to quality targets that are set forth in the original General Plan on Quality and the new General Plan on Quality, which Anatel adopted in 2003 and which takes effect in 2006. These plans set forth a series of service quality obligations that are incorporated into the concessions. The following table sets forth our main quality of service obligations for the periods indicated, as well as our status (as reported in Anatel’s Contract Management and Control System Database).

	Status as of December 31,	Required for the years
	2004	2005	2006 to 2025
Busy circuit rate during peak periods (domestic)	2.4%	4.0%	4.0%
Direct-dial call completion rate during peak periods (domestic)	67.7	70.0	70.0
Busy circuit rate during peak periods (international, incoming)	2.1	4.0	4.0
Direct-dial call completion rate during peak periods (international, incoming)	69.7	70.0	70.0
Operator availability	96.9	95.0	95.0
Public telephone repair response speed (% within 8 hours)	*	98.0	98.0(1)

*	Anatel is reviewing its position.
(1)	For public telephones in remote areas, our obligation is to repair 92.0% of telephones within five days.

Failure to fulfill our quality of service obligations carries the possibility that Anatel will impose fines and penalties.

Each month during the year, there are a variety of external factors that may impede our ability to fulfill our obligations. Because our network connects with those of regional fixed-line operators, regional cellular operators and foreign operators, the quality of service provided by us may also be significantly affected by the quality of the networks on which calls originate or terminate. We have been fined in the past for failure to meet these requirements. See Note 24 to our audited consolidated financial statements and Note 24 to Embratel’s audited consolidated financial statements for a description of certain litigation regarding fines assessed by Anatel.

Due to the significant improvement in the quality of services offered, we do not believe we will receive penalties since we met the most important quality targets in 2004.

Other services

Under the terms of our authorizations, we are required to continue offering telex services until Anatel determines that there is another service that fully replaces telex. We are already in the process of obtaining an approval from Anatel for those replacement services. We have also been required to comply with the terms and conditions of the contracts signed before July 27, 1998—the date the authorization was executed—to give the government preferential access to telex services and to notify the government 60 months in advance in the event we decide to discontinue offering such services.

Interconnection

All telecommunications networks are required to provide interconnection upon request. While the terms and conditions of interconnection are negotiated between the parties, interconnection tariffs are subject to a price-cap established by Anatel. Rates below the cap may be freely negotiated between the parties. If a company offers an interconnection tariff below the price-cap, it must offer that price to any other party requesting interconnection on a non-discriminatory basis.

Co-location

Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and may connect to the network at this point of presence. Co-location arrangements are currently negotiated directly by the parties. Anatel declared that co-location of network elements and services by operators who provide network elements and services is obligatory according to the regulation currently in place. However, the regulation does not determine which network elements and services are to be co-located or how co-location should occur. For this reason, local network operators have denied Embratel’s requests for co-location. Anatel has declared its intention to revise the regulation to clarify this matter.

Unbundling

In May 2004, Anatel issued an order establishing rules for unbundling of local telephone networks, which requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for partial unbundling to R$15.42. Although Anatel has not yet fixed rates for full unbundling, we expect that these rates will be lower than the rates we are currently permitted to charge. The unbundling order also establishes maximum time limits within which services must be provided and addresses related matters such as co-location space requirements. The unbundling order is expected to increase competition in the local fixed line and broadband internet access markets by making it easier for new telephone companies to enter these markets and for existing providers to provide new services.

We have initiated negotiations with local carriers to sign unbundling contracts but no agreement has been finalized.

Number portability

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Full number portability will be mandatory within a local area beginning in 2006. Implementing regulations have not yet been enacted.

Rate Regulation

Price-caps

Concessions with the regional fixed-line companies and Embratel provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of a maximum weighted percentage increase, set by Anatel, by which a basket of basic services, including all of the services in the basic service plan as well as public telephone service and interconnection charges, including network usage fees, may be increased in a given year. The main baskets for us are intra-regional, inter-regional and international long distance and long distance interconnection. While the weighted percentage increase for the entire basket may not exceed the percentage set by Anatel, the tariffs for individual cells (combination of distance and time of day) within the basket may be increased at our discretion. We may increase the tariff for any individual cell by up to 5% for long distance services, subject to a downward adjustment for inflation, so long as our adjustments of other prices ensure that the weighted percentage increase falls within the limit mandated by Anatel.

The initial price-cap established by Anatel in the concession was based on the previously existing tariffs. The initial price-cap is adjusted on an annual basis under a formula contained in the concession. First, the price-cap is revised upward to reflect increases in inflation by multiplying the price-cap by (1+1(y)), where “y” represents the rate of inflation as measured by the Índice Geral de Preços-Disponibilidade Interna, or IGP-DI, an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price-cap is adjusted downward to ensure productivity gains by multiplying the inflation-adjusted price-cap by (1-K), where K represents a set productivity factor, known as the K-factor.

In June 2003, Anatel approved a tariff increase using the IGP-DI inflation index. These tariff increases were challenged in the Brazilian courts. On September 11, 2003, the 2a Vara Federal do Distrito Federal issued an injunction requiring the tariff increase to be based on the IPCA inflation index, rather than the IGP-DI index used in the tariff rate formulas established in the concessions. We and the three regional telecommunications operators adopted tariff rate increases based this injunction. The change affected both the rates that we charged to our customers and the rates that we paid for interconnection. On July 1, 2004, the Superior Tribunal de Justiça, or the Higher Court of Justice, concluded that the IGP-DI, instead of the IPCA, should be used to calculate the increases in tariffs in the future. Companies were allowed to increase tariffs to reflect the IGP-DI inflation index, but the court decided that the difference in tariffs would not be applied retroactively. To minimize the effect on inflation, telecommunications companies agreed with Anatel and the Ministry of Communications that any increases in the rates to reflect the IGP-DI inflation index would be made gradually.

The Telecommunications Law provides for a free market for tariffs three years after privatization if there is effective competition. Because the existing competition in the long distance market, we filed, on May 15, 2002, a request with Anatel for freedom of tariffs. Anatel has not yet responded to our request, and we are not certain that Anatel will approve it.

To provide an incentive to increase the efficiency and to reward consumers of telecommunications services, Anatel also applies the K-factor representing annual productivity adjustments to the tariffs charged by concessionaires. During the period from January 1, 2003 to December 31, 2005, the tariffs of Embratel and the regional fixed-line companies have been and will be adjusted downward as follows:

K-Factor Annual Productivity Adjustments	2003	2004	2005
Embratel and fixed line companies—domestic long distance	4%	5%	5%
Embratel-international long distance	15%	15%	15%
Fixed-line companies—local interconnection	15%	20%	20%
Embratel and fixed-line companies—intra-regional long distance and long distance interconnection	4%	5%	5%

At this time, no K-factor annual productivity adjustment has been set for 2006, and it is unclear whether, in the future, Anatel will apply productivity adjustments to the tariffs charged by Embratel.

We may also offer alternative plans in addition to the basic service plan. For instance, a customer may wish to choose an alternative plan that allows unlimited calling for a set fee, rather than pay the per-minute fee under the basic service plan. Alternative plans must be submitted to Anatel for approval but are not currently subject to the price-cap. For information on our current tariffs and service plans, see “Item 4. Information on the Company—Rates.”

Domestic long distance rates

Direct-dial domestic long distance tariffs under our basic price plan are calculated per minute for the first minute and per tenth of a minute for every minute thereafter, based on the distance the call must travel, the time at which the call is placed and the day of the week on which the call is placed. Until mid-2004, when the number of distance categories was reduced, there were 20 domestic long distance tariffs, based on combinations of five distance categories and four day/time categories. There are, currently, 16 domestic long distance tariffs, based on combinations of four distance categories and four day/time categories. For a breakdown of our current domestic long distance tariffs, see “Item 4. Information on the Company—Rates—Domestic long distance rates.”

International long distance rates

Direct-dial international long distance tariffs under our basic price plan are calculated on a per minute basis according to the country of destination, the time of day and the day of the week. For a breakdown of our current international long distance tariffs, see “Item 4. Information on the Company—Rates—International long distance rates.”

Network usage charges or interconnection rates

Other telecommunications companies that wish to interconnect with and to use our network must pay certain fees, including a network usage fee known as the tarifa de uso de rede. The network usage fee is subject to a price-cap stipulated by Anatel. The price-cap for the network usage fee varies from company to company based on the underlying cost characteristics of each company’s network. The fee is charged on a per distance and/or per minute of use basis that represents an average charge for a basket of network elements and services.

On April 15, 2002, we filed a complaint with Anatel alleging anti-competitive practices by the three local concessionaires seeking a reduction of the interconnection rates. Anatel declared that there was no proof of anti competitive practices, but the Conselho Administrativo de Defesa Econômica (CADE), which is the body responsible for the final adjudication of this matter, is still analyzing the claim. The Secretaria de Acompanhamento Econômico (SEAE), one of the Brazilian anti-trust regulators, stated in its report to CADE that there are significant indications of anti-competitive practices by the local concessionaires.

In 2000 and 2001, Embratel also filed with Anatel complaints against three local concessionaires for anti-competitive practices and sought a reduction in the prices charged for leased lines supplied to other telecommunications operators. On February 27, 2003, CADE issued a preliminary order requiring Telesp to offer the same prices to any other company for the leased lines as it offers to Telefónica Empresas, a subsidiary of Telesp. Anatel issued similar orders to Telemar on August 22, 2003 and to Brasil Telecom on March 27, 2003, requiring the companies to offer the same prices to non-related companies as they offer to companies within their own group.

Concession renewal

In 2003, Anatel issued the terms for the renewal of our domestic and international long distance concessions and published certain of the regulations that will be incorporated into the renewed concessions. Other regulatory issues remain pending.

At the end of 2002 Anatel published the format for the new concessions. All concessionaires had to decide by June 30, 2003 whether they would renew their concessions under the new conditions. Embratel confirmed to Anatel in writing its agreement with the new terms and its intention to renew its concessions for the next 20 years and expects the new concessions to be signed until the end of 2005.

The renewed concession will make important changes to the calculation of interconnection rates. The tarifa de uso de rede local, or local interconnection rates, will be capped at 50% of the local telephone call per-minute rates starting January 1, 2006. The cap will be reduced to 40% in 2007. It is probable that in 2008, Anatel will implement a long-run cost model to determine the local access interconnection rate. Regardless of the tariffs calculated using the cost model, the local access per-minute charge will remain capped at 40% of the per-minute tariff for local telephone calls.

In the first half of 2005, Anatel published the regulation for accounting separation defining the information (costs, revenue, operational data and demand expectation, among others) that will be used in the determination of the interconnection and leased lines tariffs that will be calculated from the cost model. This regulation will apply as of January 2006. Anatel is expected to conduct a public comment process on the cost model until the end of 2005. During 2005, Anatel is also expected to establish the conversion rate between pulse and minutes; however, the public comment process related to this matter has not yet been initiated.

The new concessions will also change the method to calculate the tarifa de uso de rede de longa distância, or long distance interconnection rates. From January 1, 2006 to December 31, 2007, long distance interconnection rates will be capped at 30% of the per-minute tariff for the longest distance category rates. It is probable that, beginning January 1, 2008, the long-run cost model will also be applied to calculate long distance interconnection rates.

Organizational Structure

Principal subsidiaries

Embratel Holdings conducts substantially all of its operations through Embratel and its subsidiaries. In 2003, Embratel Holdings acquired Vésper and currently uses it to offer wireless local loop local telephone and wireless broadband access services. Except for Vésper and Embratel itself, the principal subsidiaries of Embratel are the same as the principal subsidiaries of Embratel Holdings.

The following table summarizes the principal subsidiaries of Embratel Holdings at December 31, 2004, each of which is incorporated in Brazil. For a full list of Embratel Holdings’ subsidiaries, see Note 2 to our audited consolidated financial statements. For a full list of Embratel’s subsidiaries, see Note 2 to Embratel’s audited consolidated financial statements.

Name of Company	Direct or Indirect Ownership Interest of Embratel Holdings	Description
Empresa Brasileira de Telecomunicações S.A. – Embratel	98.8%	Provides domestic and international long distance, local telephone and data services.

Star One S.A.	80%	Subsidiary of Embratel. Provides satellite services.

Vésper Holding S.A.	100%	Holding company for Vésper S.A., which provides competitive local service and broadband access in Region I.

Vésper Holding São Paulo S.A.	100%	Holding company for Vésper São Paulo S.A., which provides competitive local service and broadband access in Region III.

Click21 Comércio de Publicidade Ltda.	100%	Subsidiary of Embratel. Provides Internet service.

BrasilCenter Comunicações Ltda.	100%	Subsidiary of Embratel. Provides call center services.

Property

Telecommunications segment

The principal properties of our telecommunications segment consist of our long distance network, including broadband fiber optic transmission systems, digital switching systems, international ocean cables and related real estate. As of December 31, 2004, the net book value of our property, plant and equipment was R$6,104 million.

Our properties are located throughout Brazil, providing the necessary infrastructure to support nationwide long distance and international telecommunications. We conduct the majority of our management functions from Rio de Janeiro, and we own and lease office space in other cities, including São Paulo, Porto Alegre, Belo Horizonte, Curitiba, Brasília, Salvador and Belém. Our network facilities are in good condition and are suitable to support the wide array of advanced communications services that we provide. In the event our concession is not renewed or is terminated, all assets related to the provision of services under the concession may revert to the Brazilian government. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and authorizations.”

Space segment

Our space segment properties consist primarily of satellites, along with miscellaneous administrative assets held by Star One. The net book value of these assets as of December 31, 2004 is R$469 million.

Insurance

We believe that our policies are in such amounts and cover such risks as are usually carried by companies in our industry.

Capital Expenditures

Our priorities include implementing the last mile access network to directly link our corporate clients to Embratel’s long distance network, adding intelligence to our switching systems to support advanced services and enhancing flexibility in our billing, collections, network and management systems. In particular, we give high priority to capital projects that bring us closer to our corporate clients. We are focused on a gradual upgrade of our data and general platform, with a focus on convergence and broadband capacity.

The following table sets forth the consolidated capital expenditures for Embratel Holdings for the years 2002, 2003 and 2004:

	Year Ended December 31,
Capital Expenditures	2002		2003		2004
	(in millions of reais)
Local infrastructure and access	R$	283	R$	71	R$	144
Network infrastructure		111		18		19
Data and Internet service		198		128		153
Star One		172		126		129
Other		271		145		135

Total capital expenditures	R$	1,035	R$	488	R$	580

We incurred capital expenditures of R$580 million in 2004. We estimate that capital expenditures for 2005 will be approximately R$1.4 billion. Our main capital expenditures are expected to be in the areas of:

•	installment payments for satellites C-1 and C-2;

•	enlarging our local infrastructure (including our copper, fiber and NGN networks);

•	investments in information technology; and

•	expanding our local services (including DSLAM and ADSL).

In 2002, Star One signed agreements for the in-orbit delivery of satellite Star One C-1 and for the earth station. We have budgeted, in total, approximately US$212.1 million for this project. Star One paid and registered as work in progress R$116.0 million in 2002, R$73.6 million in 2003 and R$86.4 million in 2004 and expects to spend R$370 million in 2005. The balance will be paid periodically, in accordance with the milestone payment plan. The in-orbit delivery is expected to occur in the second half of 2006. In January 2005, Star One entered into agreements to purchase another in-orbit delivery satellite, satellite Star One C-2, and we have budgeted approximately US$195 million for this project. In 2005, we expect to spend approximately R$240.6 million on Star One C-2 satellite.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of Embratel Holdings and Embratel, including the notes thereto, included elsewhere in this annual report. The consolidated financial statements of Embratel Holdings and Embratel have been prepared in accordance with the accounting practices adopted in Brazil, which differ in certain respects from U.S. GAAP. Note 34 to our audited consolidated financial statements and Note 34 to Embratel’s audited consolidated financial statements provide a description of the principal differences between U.S. GAAP and the accounting practices adopted in Brazil as they relate to the financial statements and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates presented. For a discussion of the presentation of our financial information, see

“Presentation of Financial and Other Information.” This section contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. Key Information—Risk Factors” and the matters set forth in this annual report generally.

Overview

Over the last several years, we have focused on the following major initiatives:

•	Diversifying our revenues. In 2002, we began providing local telephone service and currently serve 263 Brazilian cities, including all major Brazilian metropolitan areas. Our December 2003 acquisition of Vésper further broadened and accelerated the rollout of our local service offerings. We have also benefited from the introduction of per-call carrier selection for mobile telephone calls in Brazil, which has allowed us to expand our traffic and has contributed to an increase in the operating profit of our long distance business. We are expanding our efforts to target small and medium-sized companies.

•	Improving our capital structure. Our total indebtedness (including current portion) was R$3,429.8 million at December 31, 2004, a decrease of 25.3% over December 31, 2003. During 2004, we replaced the high-cost debt that resulted from our February 2003 refinancing, and at year-end 2004, we had prepaid that debt in full. In the fourth quarter of 2004, we replaced long-term debt with short-term debt, which contributed to a working capital deficit (excess of current liabilities over current assets) of R$1.6 billion at December 31, 2004. In May 2005, we completed a capital increase of approximately R$1.8 billion, and we used a portion of the proceeds to repay R$1.0 billion of commercial paper we issued in 2004 and to redeem US$96.3 million of notes we issued in 2003. We expect to use an additional portion of the proceeds from the capital increase to repay other short-term debt as it matures.

We expect 2005 to be challenging, as we work to defend our markets from competitors, enter new markets and improve our profitability. Our challenges include the following:

•	Meeting competition. Our domestic and international long distance markets are increasingly open to full competition, and competitors have gained market share at our expense and are placing pressure on our prices and competing with us for attractive customers in our long distance and data businesses. We are pursuing a marketing strategy to attract and retain customers and develop our customer base. We are promoting price clarity, implementing win-back programs and tailoring marketing campaigns to each region.

•	Cost control. To maintain our profitability in the increasingly competitive Brazilian telecommunications environment, we must continue to implement strategies to improve operating efficiency. We plan to do this by controlling bad debt expense, lowering interconnection costs through regulatory initiatives and targeted network build-out, making capital expenditures to address new markets, lowering our financing costs and enhancing the productivity of our existing assets.

•	New opportunities. Our ability to expand our revenues will depend, in large part, on the success of our strategy for entering new markets (local services, cellular-originated long distance calls and small and medium-sized companies). Per-call carrier selection for mobile telephones was fully implemented in January 2004, which expanded the addressable market for domestic and international long distance services.

•	Changes in the competitive landscape due to new technology. New technologies, such as voice over Internet Protocol (IP) and Next Generation Networks, have the potential to transform significantly the competitive landscape in the telecommunications business. Our long-term success will depend in part on our ability to adapt our business to these changes and take advantage of new technologies.

•	Access alternatives. The ability to reach customers is key to the expansion of our local business and to our provision of integrated telecommunication services to our customers. We are pursuing last mile alternatives by expanding our proprietary network. We may seek to expand our propriety network by building our own network, where economically feasible to do so, or by exploring opportunities to acquire existing networks. We are also pursuing last mile alternatives by using third party networks. The third party networks available in Brazil belong to niche players, cable companies and local telecommunications incumbents. We expect to have greater access to third party networks when unbundling becomes obligatory for all telecommunications providers in 2006.

Key Factors Affecting Revenue and Results of Operations

Revenues

Our net revenues consist of gross operating revenues from the following five services: domestic long distance telecommunications services, international long distance telecommunications services, data communication services, local services and other services, net of sales taxes collected with respect to such services.

Long distance voice revenues

The following are the main factors that influence our long distance voice revenues:

•	Traffic levels. Traffic levels are a key driver of our domestic and international long distance revenues. Over the last several years, our traffic levels have been negatively affected by increased competition and our introduction of new anti-fraud measures, partly offset by the increase in traffic from per-call selection for SMP mobile telephone calls.

•	Tariff levels.

•	In accordance with the tariff-adjustment formula in our concession, the average domestic long distance rates we charge, after giving effect to promotions and discounts, have increased annually since the breakup of Telebrás. We expect this trend to continue in 2005.

•	In recent years, our international long distance rates for outbound calls have declined because we have reduced rates to compete with resellers and other carriers. Resellers offer international long distance voice services using data protocols in Brazil without the required public telephony authorizations from Anatel. We expect our international long distance rates to continue to decline in 2005.

•	Under agreements with foreign carriers, net settlement rates charged to foreign carriers for terminating calls on our network have also declined in recent years. We expect this trend to continue in 2005.

•	Competition. The level of competition in our markets influences both our traffic and tariffs. Competition in the long distance business has increased significantly since the three regional telecommunications companies in Brazil became eligible to offer all forms of domestic and international long distance services between 2002 and 2004. Our competitors may continue to gain long distance market share in 2005.

Data revenues

Our data revenues are driven primarily by volume and price levels. In recent years, we have experienced significant increases in volume, but they have been accompanied by significant price decreases due to competition. In 2004, the decline in prices more than offset a significant increase in volume, resulting in a 2.7% decrease in data net revenues. We expect prices to continue to decrease and volume to continue to increase in 2005.

Local service revenues

We began offering local services to customers in 2002 using our own access network. Our acquisition of wireless local loop network operator Vésper in December 2003 has significantly expanded our local business and increased local service revenues. Revenues from corporate customers continued to increase in 2004, but we also began to improve the quality of Vésper’s customer base, which had a negative effect on its revenues. We expect our local service revenues to continue to increase in 2005 as we continue to expand our local services to new markets.

Other revenues

Net revenues from other services include revenues from the transmission of television and radio, telex and mobile satellite communication services. In 2004, we discontinued our clearinghouse services.

Operating costs

The following are the principal factors that influence our operating costs.

•	Interconnection. We pay per-minute interconnection and facilities fees to fixed-line and cellular phone companies for local and long distance interconnection to substantially all of our customers. Interconnection and facilities charges declined as a percentage of revenues in both 2002 and 2003, and remained flat in 2004, reflecting annual reductions in interconnection tariffs and increases in the number of points of presence and the number of customers served by our own networks, which reduces our reliance on other carriers. In 2004, these effects were offset by an increase in interconnection fees we pay to cellular operators when an SMP mobile customer selects Embratel as its long distance carrier or Embratel terminates a call on a cellular line. We expect significant reductions in the local interconnection rate in 2005 and even further reductions in 2006 under the new concession to be granted to Embratel. Cellular interconnection rates are subject to distinct rules and regulations, and we do not expect them to decline in 2005. We expect cellular interconnection costs to represent a larger portion of our total interconnection cost because calls originating or terminating on cellular lines are a growing part of Embratel’s traffic.

•	Bad debt expense. Due to measures we have taken to better manage delinquent accounts, our bad debt expense declined as a percentage of net revenues from a high of 8.5% in 2002 to 5.0% in 2004. We expect to continue to reduce or to maintain our levels of bad debt expense in our traditional markets in 2005, but we may experience higher levels of bad debt expense in SMP mobile and local services. Bad debt expense increased to 6.1% of net revenues in the first quarter of 2005 due in part to billing and collection challenges presented by SMP mobile service.

•	Personnel costs. In 2004, our personnel costs increased as a percentage of our net revenues due to retention packages and other one-time costs associated with Telmex’s acquisition of a controlling stake in Embratel Holdings. In 2005, we expect personnel costs to decrease due to the absence of these one-time costs.

Monetary and foreign exchange gain (loss)

Because we have unhedged U.S.-dollar denominated debt, fluctuations in the value of the real against the U.S. dollar can have a significant impact on our net income (loss). We generally record a net monetary and foreign exchange gain when the real appreciates against the U.S. dollar and a net monetary and foreign exchange loss when the real depreciates against the U.S. dollar. In 2004, we recorded a net monetary and foreign exchange loss of R$300.5 million, compared to a net monetary and foreign exchange gain of R$106.3 million in 2003.

Critical Accounting Estimates

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

•	Allowance for doubtful accounts. In preparing our financial statements, we must make estimates regarding the collectibility of our accounts receivable. We record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Our policy is to record a provision of 100% of amounts past due over 90 days, as well as estimated amounts based on historical losses. Until June 30, 2004, we recognized an allowance for doubtful accounts from the first day after maturity, gradually adjusting the provision until it reached 100% of the amounts past due at 120 days. This modification in the estimation process did not generate any material effects in the income statement for the year ended December 31, 2004. Our reserves have generally been adequate to cover our actual credit losses. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses.

•	Useful lives of our equipment. Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us, as well as known industry trends. We describe the depreciation rates we apply to our property, plant and equipment in Note 17 to our audited consolidated financial statements and Note 17 of Embratel’s audited consolidated financial statements. If we reduce the remaining useful lives of our equipment, depreciation expense will increase, resulting in a negative impact on results.

•	Impairment of long-lived assets. In addition, we review our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

•	Realization of deferred tax assets. The decision to recognize deferred taxes on temporary differences, on tax losses and on the negative basis for calculating social contribution is supported by the history of taxable income and our estimate of future profitability. In July 2002, CVM Instruction No. 371 was issued, establishing cumulative conditions for recording and maintenance of these deferred assets, which were approved by our board of directors and reviewed by our fiscal council. Based on our financial projections, we believe that these assets will be realized. A future change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact on future results.

•	Provision for contingencies. We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In a number of significant tax disputes with the Brazilian tax authorities, we have recorded no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability, because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have a negative impact on future results and cash flows.

•	Future liability for our post-retirement benefits (pension fund and medical health care). With respect to post-retirement liabilities, we must make assumptions as to interest rates, investment returns and levels of inflation, mortality rates and future employment levels. The accuracy of these assumptions will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement cost.

•	Interconnection costs. We incur interconnection and network usage costs for transmission of voice and data over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. We expense these costs as incurred. Accordingly, at each balance sheet date, we record our best estimate of the interconnection and network usage costs incurred but not yet billed based on internal usage reports. Once we receive an invoice from a carrier, a process of reconciling that carrier’s invoice to our internal usage reports begins. In certain cases, this reconciliation process can take several months to complete. Once the reconciliation is complete, we agree with the carrier on the final amount due. In most cases, this process does not result in significant adjustments to our estimates. Accordingly, at each balance sheet date, we accrue interconnection and network usage costs for estimated expenses that have not yet been billed by other carriers and for amounts for which the reconciliation of the carriers’ invoices to our internal usage reports has not been completed. Due to the significance of interconnection and network usage costs, the complexity of the systems that capture usage information and the number of different negotiated and regulated rates, we believe that the estimation of these cost accruals is a critical accounting policy.

Results of Operations of Embratel Holdings

2004 compared to 2003

We had a net loss in 2004 of R$339.3 million, compared to net income of R$223.6 million in 2003, primarily as a result of an increase of our provision for contingencies, increases in interconnection costs, higher personnel expenses, negative exchange rate effects and the acquisition of Vésper, which offset the increase in net revenues.

Highlights from 2004 include:

•	a 4.1% increase in net revenues compared to 2003, primarily reflecting growth in local service revenues due to the acquisition of Vésper and the phased introduction of per-call carrier selection for mobile telephone calls in Brazil, which has allowed us to expand our long distance traffic;

•	a 31.8% increase in personnel expenses, primarily reflecting a non-recurring expense of R$92.0 million, related to Embratel’s “Plan for Retention of Executives and Strategic Employees” which was triggered by the change in control;

•	provisions of R$323.1 million for labor, civil and tax contingencies;

•	a foreign exchange and monetary loss of R$300.5 million, compared to a foreign exchange and gain of R$106.3 million in 2003; and

•	the consolidation of Vésper in December 2003, which has had a negative effect on our operating profitability.

Net revenues

Net revenues increased 4.1% to R$7,332.9 million from R$7,043.6 million in 2003. The increase in net revenues in 2004 was driven primarily by an increase in local revenues, partially offset by a decrease from long distance and data net revenues.

The table below sets forth, for each of the periods indicated, the principal components of our net revenues, the percentage of those revenues and the percentage change of each from the prior year.

	Year ended December 31,						Percentage Change
	2003			2004
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2003 vs. 2004
Domestic long distance	R$	4,051.7	57.5%	R$	4,012.8	54.7%	(1.0)%
International long distance		856.6	12.2		768.9	10.5	(10.2)

Subtotal: Long distance net revenues		4,908.3	69.7		4,781.7	65.2	(2.6)
Data and Internet		1,658.9	23.6		1,551.0	21.1	(6.5)
Wholesale		97.2	1.4		158.4	2.2	63.0

Subtotal: Data net revenues		1,756.1	24.9		1,709.4	23.3	(2.7)
Local		134.5	1.9		607.7	8.3	351.8
Other services		244.7	3.5		234.1	3.2	(4.3)

Net revenues	R$	7,043.6	100.0%	R$	7,332.9	100.0%	4.1%

Long distance services

Domestic long distance. Net revenues from domestic long distance services decreased by 1.0% in 2004. This decrease was the result of the increased competition as the local, fixed-line operators continued to gain market share, a 14.9% decrease in billed minutes to 12,385.8 million in 2004 from 14,549.2 million in 2003 resulting from our loss of market share, billing challenges presented by SMP mobile service and Anatel’s reduction in the number of local areas, which reduced the size of the long distance market. The decrease in traffic more than offset the favorable impact of the annual tariff increase and the introduction of carrier codes for mobile calls.

International long distance. Net revenues from international long distance voice services decreased by 10.2% in 2004. This decline resulted primarily from a reduction in outbound traffic due to line blocking, lower rates and increased competition from both resellers and other carriers. Revenues from inbound traffic declined, driven by lower settlement rates and the negative effect of foreign exchange movements, partially offset by moderate growth in traffic resulting from bilateral carrier agreements Despite the decrease in outbound traffic, total international long distance minutes increased by 2.8% to 1,723.9 million minutes in 2004 from 1,677.6 million minutes in 2003 due to the growth in inbound traffic.

Data communication services

Net revenues from data communication services decreased by 2.7% in 2004, reflecting a decline in data and Internet revenues and an increase in wholesale data revenues.

Data and Internet. Data and Internet revenues decreased by 6.5% in 2004, reflecting a continued decline in prices, which more than offset the effects of a substantial increase in volume. Revenues were also negatively affected by the termination by one of our major Internet service provider customers of its agreement with us and decreased revenues from Internet service providers due to a downturn in their business.

Wholesale data services. Net revenues increased by 63.0% in 2004. The increase resulted primarily from the sale of additional capacity to mobile telephone service providers, which drove an overall increase in traffic, and from stable prices for our principal wholesale data products.

Local services

Net revenues increased by 351.8% in 2004. This increase primarily reflects the impact of the consolidation of Vésper for the full year in 2004 versus only one month in 2003.

Other services

Net revenues from other services, which include revenues from the transmission of television and radio, telex and mobile satellite communication services, decreased by 4.3% in 2004. This decrease was primarily due to the discontinuation of our clearinghouse services on December 31, 2003, as well as a decrease in revenues from telex services.

Cost of services and goods sold

Cost of services and goods sold increased 5.9% to R$4,994.4 million in 2004 from R$4,715.1 million in 2003. The following table sets forth, for each of the periods indicated, the principal components of our cost of services and goods sold in reais and as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2003			2004
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2003 vs. 2004
Interconnection and facilities	R$	3,234.0	45.9%	R$	3,362.5	45.9%	4.0%
Depreciation		977.9	13.9		976.9	13.3	(0.1)
Personnel		214.8	3.0		246.8	3.4	14.9
Third-party services(1)		222.5	3.2		229.4	3.1	3.1
Other		65.9	0.9		178.8	2.4	171.3

Total	R$	4,715.1	66.9%	R$	4,994.4	68.1%	5.9%

(1)	Primarily maintenance of telecommunications equipment and public services (energy).

Interconnection and facilities costs

Interconnection and facilities costs increased by 4.0% in 2004. This increase was driven by increases in long distance interconnection tariffs, an increase in mobile interconnection costs due to an increase in SMP traffic and rates and the inclusion of the interconnection costs of Vésper for fixed-to-cellular local calls. These effects were partly offset by the decline in interconnection due to decreases in fixed-line long distance traffic, a reduction in the local access tariff as a result of the annual tariff readjustment and the reduction in the number of local areas, which contributed to lower interconnection costs.

Depreciation

The depreciation associated with our domestic long distance and data networks and our international network including satellites and ocean cable systems is included in cost of services and goods sold. Depreciation expense remained relatively stable in 2004, decreasing by only 0.1% compared to 2003.

Personnel

Personnel expenses increased 14.9% in 2004, driven primarily by the impact of the consolidation of Vésper’s results for the full year in 2004 versus only one month in 2003, as well as an increase in wages and related charges and social benefits.

Third-party services

Third-party service costs increased 3.1% in 2004. This increase was due primarily to the acquisition of Vésper, as well as an increase in the costs of legal and consulting services.

Other

Other costs increased 171.3% in 2004, primarily due to the consolidation of Vésper, including handset costs at Vésper.

Selling expenses

Our selling expenses increased 14.1% to R$900.1 million in 2004 from R$788.9 million in 2003, primarily due to the consolidation of Vésper, as well as other increases in personnel and third-party services expenses. The following table sets forth, for each of the periods indicated, the principal components of our selling expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2003			2004
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2003 vs. 2004
Allowance for doubtful accounts	R$	353.1	5.0%	R$	366.6	5.0%	3.8%
Personnel		238.9	3.4		278.6	3.8	16.6
Third-party services(1)		180.1	2.5		244.2	3.3	35.6
Depreciation and amortization		4.2	0.1		3.4	0.1	(19.0)
Other		12.6	0.2		7.3	0.1	(42.1)

Total	R$	788.9	11.2%	R$	900.1	12.3%	14.1%

(1)	Primarily marketing, advertising, advisory and consulting expenses.

General and administrative expenses

Our general and administrative expenses increased by 12.5% in 2004, driven primarily by higher personnel costs incurred as a result of the change in control caused by Telmex’s acquisition of a controlling stake in Embratel Holdings. The following table sets forth, for each of the periods indicated, the principal components of our general and administrative expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2003			2004
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2003 vs. 2004
Third-party services(1)	R$	486.5	6.9%	R$	513.1	7.0%	5.5%
Taxes		73.2	1.1		81.6	1.1	11.5
Personnel		141.7	2.0		259.6	3.5	83.2
Depreciation and amortization		170.7	2.4		165.3	2.3	(3.2)
Management fee – MCI		14.0	0.2		—	—	(100.0)
Employee profit sharing		49.6	0.7		38.9	0.5	(21.6)
Other		48.5	0.7		48.9	0.7	0.8

Total	R$	984.2	14.0%	R$	1,107.4	15.1%	12.5%

(1)	Primarily the maintenance of installations, public services, printing and postage for invoices to customers, legal and consulting expenses.

Personnel

Personnel expenses increased 83.2% in 2004. This increase was driven primarily by a non-recurring expense of R$92.0 million, related to the execution of “Plan for Retention of Executives and Strategic Employees” which was triggered by the change of control. Retention plan participants employed by Embratel terminated their contracts and received cash indemnities and certain continuing benefits. There is currently no retention plan in place at Embratel. See Note 7 to our audited consolidated financial statements and Note 7 to Embratel’s audited consolidated financial statements.

Other operating income (expense), net

We recognized net other operating expense of R$103.2 million in 2004, compared to net other operating income of R$74.9 million in 2003, primarily as a result of the accrual of a R$323.1 million in labor, tax and civil contingency provisions in 2004. These provisions reflect (a) unfavorable interim and final decisions in outstanding civil and labor cases and (b) a reevaluation of the likelihood that our disputes with the federal and state tax authorities will ultimately be determined adversely to us. This was partly offset by the following items:

•	Interconnection cost recovery: Income of R$65.6 million due to our reversal of a provision that was recognized as a cost of services and goods sold in connection with rates we paid for interconnection from July to December 2003. The reserve was reversed because the Special Tribunal of the Higher Court of Justice concluded that tariff increases resulting from the use of the IGP-DI index rather than the IPCA index would not be retroactive;

•	FUST recovery: A credit of R$37.9 million resulting from a review of the calculation base of the required contribution to the Telecommunications Systems Universalization Fund (FUST), pursuant to an Anatel decision; and

•	Agreement with Operators: Income of R$68.5 million due to our reversal of a provision for administrative, legal and business disputes with Telemar and Brasil Telecom due to our agreement to settle those disputes. For more information concerning these agreements, see Note 32 to our audited consolidated financial statements and Note 32 to Embratel’s audited consolidated financial statements.

Financial income (expense), net

We incurred net financial expense of R$618.6 million in 2004, compared to net financial expense of R$159.9 million in 2003. The increase resulted primarily from the following:

•	Net monetary and foreign exchange gain (loss). We recorded a net monetary and foreign exchange loss of R$300.5 million in 2004, compared with a net monetary and foreign exchange gain of R$106.3 million in 2003. This change was driven primarily by the expense of R$98.2 million, related to the agreements with operators, which are discussed in Note 32 to our audited consolidated financial statements and Note 32 to Embratel’s audited consolidated financial statements, and R$102.0 million from monetary and foreign exchange losses on contingencies and other provisions. In addition, during the first half of 2004, when we had higher amounts of U.S. dollar-denominated loans and financing, the U.S. dollar appreciated by 7.6% against the real (compared to the 18.7% devaluation in 2003), resulting in an increase in monetary and foreign exchange losses.

•	Net interest expense. Net interest expense increased to R$318.1 million in 2004 from R$266.2 million in 2003. This increase primarily reflects higher interest expense on foreign currency-denominated loans due to the appreciation of the U.S. dollar against the real during the first semester of 2004. This increase was partially offset by our recovery of R$19.8 million in interest on excess payments to FUST for the period that the excess funds were retained by Anatel and a recovery of R$9.5 million of interest on the amounts of PIS and COFINS taxes as a result of Decree No. 5,164, issued in July 2004, which allowed us to record as a credit the taxes previously recognized on derivatives operations.

Net non-operating income (expense)

Non-operating expense was R$43.3 million in 2004, compared to a non-operating expense of R$70.4 million in 2003. Non-operating expense in 2004 reflects an impairment charge of R$32.0 million to reduce the value of the assets of Vésper on our balance sheet to reflect their estimated fair value. As a result of our agreements with Brasil Telecom and Telemar, we recognized a net charge of R$2.1 million, reflecting income of R$31.1 million and a corresponding provision of R$33.1 million for the write off of permanent assets.

Income tax and social contribution benefit (expense)

We recorded a credit for income tax and social contribution of R$25.4 million in 2004, compared to a charge of R$136.9 million during 2003, reflecting a pre-tax loss in 2004 and a pre-tax income in 2003.

2003 compared to 2002

Our net income in 2003 was R$223.6 million compared to a net loss of R$626.3 million in 2002, mostly as a result of a reduction in bad debt expense, lower interconnection costs and positive exchange rate effects. This improvement was achieved despite a decline in net revenues. Highlights from 2003 included:

•	a 4.4% decline in net revenues compared to 2002, primarily reflecting a 7.2% decline in revenues from domestic and international long distance services mainly due to our efforts to block fraudulent and delinquent lines and loss of market share to competitors;

•	a 8.6% decline in interconnection costs, reflecting lower tariffs, an increase in our number of points of presence, network buildout and a more profitable mix of voice traffic;

•	a 43.7% decline in bad debt expense, reflecting the continued success of our efforts to combat fraud and improve collections; and

•	a foreign exchange and monetary gain of R$106.3 million in 2003, compared to a foreign exchange and monetary loss of R$1,292.2 million in 2002.

Net revenues

Net revenues decreased 4.4% to R$7,043.6 million in 2003 from R$7,371.6 million in 2002. The reduction in net revenues in 2003 was driven primarily by a 7.2% decline in voice net revenues and a 4.2% decline in data net revenues. These declines were partially offset by an increase in net revenues from local and other services.

The table below sets forth, for each of the periods indicated, the principal components of our net revenues, the percentage of those revenues and the percentage change of each from the prior year.

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Domestic long distance	R$	4,356.8	59.1%	R$	4,051.7	57.5%	(7.0)%
International long distance		931.3	12.6		856.6	12.2	(8.0)

Subtotal: Long distance net revenues		5,288.1	71.7		4,908.3	69.7	(7.2)
Data and Internet		1,756.5	23.8		1,658.9	23.6	(5.6)
Wholesale		75.9	1.1		97.2	1.4	28.1

Subtotal: Data net revenues		1,832.4	24.9		1,756.1	24.9	(4.2)
Local and other services		251.1	3.4		379.2	5.4	51.0

Net revenues	R$	7,371.6	100.0%	R$	7,043.6	100.0%	(4.4)%

Long distance services

Domestic long distance. Net revenues from domestic long distance services decreased by 7.0% in 2003. This decrease was largely the result of increased competition as the local, fixed-line operators continued to gain market share and to a lesser extent, lower traffic resulting from our use of line blocking to prevent delinquent and fraudulent use of our lines. The decrease in traffic more than offset the favorable impact of the annual tariff increase and the phased introduction of carrier selection for mobile calls, both of which began in June 2003.

International long distance. Net revenues from international long distance voice services decreased by 8.0% in 2003. This decline resulted primarily from a reduction in outbound traffic, due to line blocking and increased competition, as the two regional operators authorized to offer international services captured market share. Outbound revenue was also negatively affected by a reduction in average tariffs. Revenues from inbound traffic declined, driven by lower settlement rates, which were partially offset by moderate growth in traffic and the positive effect of foreign exchange movements. These revenue figures were restated, gross of international interconnection fees, which were moved to cost of services and goods sold, to bring us in line with industry standards. See Note 4 to our audited consolidated financial statements, and Note 4 to Embratel’s audited consolidated financial statements

Data communication services

Net revenues from data communication services decreased by 4.2% in 2003, driven by a decline in data and Internet revenues that was only partially offset by an increase in wholesale data revenues.

Data and Internet. Data and Internet revenues decreased by 5.6% in 2003. The revenue decline primarily reflected a continued decline in prices, which more than offset the effects of a substantial increase in volume. Revenues were also negatively affected by the termination by one of our major Internet service provider customers of its agreement with us and the loss of contracts from merged entities in the banking and cellular industries.

Wholesale data services. Net revenues increased by 28.1% in 2003. The increase resulted primarily from the sale of additional capacity to mobile telephone service providers, which drove an overall increase in traffic, coupled with stable prices for our principal wholesale data products.

Local and other services

Net revenues from local and other services, which include revenues from local telecommunications services, the transmission of television and radio, clearinghouse services, telex and mobile satellite communication services, increased by 51.0% in 2003. The increase in 2003 was mainly due to an increase in revenues for local services, driven both by the impact of consolidating one month of Vésper’s results in 2003 and an expansion of our other local services. Price increases in our text, telex, sound and image transmission services also contributed to the increase in other revenues.

Cost of services and goods sold

Cost of services and goods sold decreased 5.7% to R$4,715.1 million in 2003 from R$5,001.0 million in 2002. The following table sets forth, for each of the periods indicated, the principal components of our cost of services and goods sold in reais and as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Interconnection and facilities	R$	3,538.8	48.0%	R$	3,234.0	45.9%	(8.6)%
Depreciation		981.4	13.3		977.9	13.9	(0.4)
Personnel		228.0	3.1		214.8	3.0	(5.8)
Third-party services(1)		204.3	2.8		222.5	3.2	8.9
Other		48.5	0.6		65.9	0.9	35.9

Total	R$	5,001.0	67.8%	R$	4,715.1	66.9%	(5.7)%

(1)	Primarily maintenance of telecommunications equipment and public services (energy).

Interconnection and facilities costs

Interconnection and facilities costs declined by 8.6% in 2003, and dropped to 45.9% of net revenues in 2003 compared to 48.0% in 2002. This reduction was driven primarily by the annual reduction of interconnection tariffs in July 2003, increases in the number of our points of presence and the number of customers served by our own networks (both of which reduce our reliance on other carriers), and changes in the mix of our traffic in the long distance market.

Depreciation

The depreciation associated with our domestic long distance and data networks and our international network including satellites and ocean cable systems are included in cost of services and goods sold. Depreciation expense remained relatively stable in 2003, decreasing by only 0.4% compared to 2002.

Third-party services

Third-party service costs increased 8.9% in 2003 and rose to 3.2% of net revenues, from 2.8% in 2002. This increase was driven primarily by contractual increases in service and maintenance fees for equipment and software.

Selling expenses

Our selling expenses declined by 28.0% in 2003, driven primarily by the reduction in bad debt expense, reflecting the continued success of our efforts to improve collections and reduce the fraudulent use of our lines.

The following table sets forth, for each of the periods indicated, the principal components of our selling expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Allowance for doubtful accounts	R$	627.1	8.5%	R$	353.1	5.0%	(43.7)%
Personnel		246.7	3.4		238.9	3.4	(3.2)
Third-party services(1)		207.3	2.8		180.1	2.5	(13.1)
Depreciation and amortization		3.5	0.1		4.2	0.1	20.0
Other		10.5	0.1		12.6	0.2	20.0

Total	R$	1,095.1	14.9%	R$	788.9	11.2%	(28.0)%

(1)	Primarily marketing, advertising, advisory and consulting expenses.

The decrease in selling expenses in 2003 was driven principally by a reduction in our allowance for doubtful accounts from 8.5% of net revenues in 2002 to 5.0% in 2003. We have implemented various measures to reduce our bad debt expense, including:

•	Line blocking procedures. We had an average of approximately 4.3 million blocked lines in 2003, compared to an average of approximately 3.6 million blocked lines in 2002.

•	The use of third-party credit collection firms.

•	A new Customer Data System (CDS) that allows us to accelerate the processing of customer information received from the local telephone companies and to reduce and better track errors.

•	An increase in the usage of co-billing arrangements with local telephone operators after the institution of lower co-billing tariffs. Under these arrangements, customers may receive their long distance bill through their local carrier, with whom they typically have a more established relationship.

General and administrative expenses

Our general and administrative expenses decreased by 1.1% in 2003, driven primarily by lower costs for third party services and a reduction in the management fee paid to MCI. The following table sets forth, for each of the periods indicated, the principal components of our general and administrative expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Third-party services(1)	R$	517.9	7.0%	R$	486.5	6.9%	(6.1)%
Taxes		80.1	1.1		73.2	1.1	(8.6)
Personnel		134.9	1.9		141.7	2.0	5.0
Depreciation and amortization		157.3	2.1		170.7	2.4	8.5
Management fee – MCI		36.2	0.5		14.0	0.2	(61.3)
Employee profit sharing		31.3	0.4		49.6	0.7	58.5
Other		37.0	0.5		48.5	0.7	31.1

Total	R$	994.7	13.5%	R$	984.2	14.0%	(1.1)%

(1)	Primarily the maintenance of installations, public services, printing and postage for invoices to customers, legal and consulting expenses.

General and administrative expenses for 2003 included a management fee to MCI of R$14.0 million, which represented a sharp decrease from 2002 due to the contractual decrease in fees from 0.5% to 0.2% of net consolidated revenue. Employee profit sharing expense was R$49.6 million versus R$31.3 million in 2002, primarily reflecting the improvement in our net income.

Other operating income (expense), net

We recognized net other operating income of R$74.9 million in 2003, compared to income of R$30.5 million in 2002. This change primarily reflected a R$17.7 million recovery of COFINS taxes that we had overpaid on exported services in prior periods, a reversal of a provision for state value-added tax (ICMS) of R$14.0 million and lower expenses in 2003 than in 2002, due to the accrual of a contingency provision of R$16.1 million in 2002, with no corresponding provision in 2003.

Financial income (expense), net

We incurred net financial expense of R$159.9 million in 2003, compared to an expense of R$1,552.4 million in 2002. The improvement resulted primarily from:

•	Net monetary and foreign exchange gain (loss). We recorded a net monetary and foreign exchange gain of R$106.3 million in 2003, compared with a net monetary and foreign exchange loss of R$1,292.2 million in 2002. This change resulted from the effect of the 18.2% appreciation of the real against the U.S. dollar in 2003 (compared to the depreciation of 52.3% in 2002) on the unhedged portion of our U.S. dollar-denominated debt, net of gains and losses on our derivatives contracts.

•	Net interest expense. Net interest expense increased to R$266.2 million in 2003 from R$260.1 million in 2002. This increase primarily reflected higher interest expenses as a result of agreements we reached in February 2003 with a number of our bank lenders to reschedule and refinance payments in respect of U.S.$882 million in term loans and amortizing loans with original maturity or amortization payment dates in 2003 and the first half of 2004. This increase was partially offset by a recovery in 2003 of R$28.5 million of interest on the amounts of COFINS taxes that we had overpaid on exported services in prior periods.

Net non-operating income (expense)

We incurred a non-operating expense of R$70.4 million in 2003, compared to income of R$11.0 million in 2002. The principal components of non-operating expense in 2003 were:

•	A charge of R$101.5 million to write off the unamortized balance of goodwill related to acquisition of AcessoNet Ltda. after the principal customer obtained through the acquisition filed suit to interrupt its long-term contract with us and began disconnecting several circuits.

•	A loss of R$18.7 million on the sale of all our shares of Intelsat Ltd. in June 2003.

•	An expense of R$39.5 million for a tax contingency related to withholding taxes on payments to foreign telecommunications companies. For more information concerning this contingency, see Note 24.2.g to our audited consolidated financial statements, and Note 24.2g to Embratel’s audited consolidated financial statements.

These items were partially offset by a R$92.8 million gain on the sale of our investments in Embratel Clearinghouse Ltda., Inmarsat Ventures Plc and certain shares of telecommunications companies in the fourth quarter of 2003.

Income tax and social contribution benefit (expense)

Our income tax and social contribution for 2003 were an expense of R$136.9 million, compared to a benefit of R$414.2 million in 2002. This increase reflected the change from a pretax loss in 2002 to pretax income in 2003.

Results of Operations of Embratel and Embratel Holdings for 2002, 2003 and 2004

Vésper was acquired in December 2003 directly by Embratel Holdings and is not a subsidiary of Embratel. Prior to the acquisition, Embratel Holdings had no subsidiaries other than Embratel and its subsidiaries. As a result, the consolidated income statements for Embratel Holdings and Embratel for 2002 and 2003 were substantially identical, except for differences resulting from small amounts of income earned and expenses incurred at the holding company level and the consolidation of Vésper’s results for one month in 2003. In 2004, because of net losses at Vésper, the financial performance of Embratel Holdings and Embratel differed more substantially than in prior years, and we expect this to continue. In 2004, the consolidated net revenues of Embratel Holdings were 4.1% greater than the consolidated net revenues of Embratel, but the net loss of Embratel Holdings was 83.2% greater, essentially because of Vésper.

The following table summarizes, for the periods indicated, the consolidated income statements of Embratel compared to those of Embratel Holdings.

	Year Ended December 31,
	2002				2003				2004
	Embratel		Embratel Holdings		Embratel		Embratel Holdings		Embratel		Embratel Holdings
	(in millions of reais)
Net operating revenue	R$	7,372	R$	7,372	R$	7,012	R$	7,043	R$	7,044	R$	7,333
Cost of services and goods sold		(5,001)		(5,001)		(4,685)		(4,715)		(4,677)		(4,994)

Gross profit		2,371		2,371		2,327		2,328		2,367		2,339
Operating income (expenses):
Selling expenses		(1,095)		(1,095)		(788)		(789)		(866)		(900)
General and administrative expenses		(992)		(995)		(969)		(984)		(1,089)		(1,107)
Other operating income (expenses), net		30		31		72		75		(60)		(104)

Operating income before financial income (expense)		314		312		642		630		352		228
Financial income		516		519		135		140		515		521

	Year Ended December 31,
	2002				2003				2004
	Embratel		Embratel Holdings		Embratel		Embratel Holdings		Embratel		Embratel Holdings
	(in millions of reais)
Financial expense		(2,071)		(2,071)		(299)		(300)		(1,127)		(1,140)

Operating income (loss)		(1,241)		(1,240)		478		470		(260)		(391)
Extraordinary non-operating income – ILL		198		198		—		—		107		107
Non-operating income (expense)		11		11		(70)		(70)		(19)		(43)

Income (loss) before income taxes and minority interest		(1,032)		(1,031)		408		400		(172)		(327)
Income tax and social contribution benefit (expense)		414		414		(137)		(137)		26		25

Income (loss) before minority interest		(618)		(617)		271		263		(146)		(302)
Minority interest		(16)		(9)		(37)		(39)		(39)		(37)

Net income (loss)	R$	(634)	R$	(626)	R$	234	R$	224	R$	(185)	R$	(339)

Liquidity and Capital Resources

Overview

Our principal uses of funds are for repayment of debt, capital expenditures and acquisitions. We expect our principal cash needs in 2005 to include R$1.4 billion for capital expenditures and R$2.1 billion for repayment of short-term debt. We expect to meet these needs through a combination of cash and cash equivalents on hand (including R$832.0 million at December 31, 2004) plus R$1,822.8 million we received in March and April 2005 as proceeds from our capital increase, operating cash flow (R$1,060.6 million in 2004) and, to the extent necessary, additional borrowings. We believe that these sources of funds will be adequate to meet our currently anticipated cash requirements for 2005. The consolidated liquidity and capital resources position of Embratel is similar to that of Embratel Holdings in all material respects.

At December 31, 2004, we had a working capital deficit (excess of current liabilities over current assets) of R$1.6 billion due to our incurrence of short-term debt to finance the repayment of the restrictive and high-cost debt arising from our February 2003 debt restructuring. During 2005, we raised R$1.8 billion in our capital increase, described below, a portion of the proceeds were used to repay R$1.0 billion in commercial paper at maturity and to redeem US$96.3 million of Embratel’s guaranteed notes due 2008. We expect to use an additional part of the proceeds to repay part of our short-term debt. We plan to refinance the balance of our short-term debt as it matures.

Debt

In 2004, we sought to reduce our indebtedness and to replace high-cost with lower-cost debt. At December 31, 2004, we had total outstanding indebtedness of R$3,429.8 million, compared to R$4,590.6 million at December 31, 2003.

Maturity profile of our long-term debt

The following table describes the maturity profile of our debt as of December 31, 2004.

	At December 31, 2004
	in millions of reais
2006	R$	180.2
2007		168.3
2008		847.0
2009		50.6
2010 through 2013		84.5

Total	R$	1,330.6

Principal categories of indebtedness

Our principal categories of indebtedness (and total amounts at December 31, 2004 including current portion) include:

•	Bank loans (R$1,387.9 million). Our principal source of borrowing consists of loans from financial institutions and export credit agencies, most of which are in foreign currencies. In the fourth quarter of 2004, Embratel borrowed a total of US$165 million in U.S. dollar-denominated loans that bear interest at a spread of 1.2% over LIBOR and have a term of one year. The weighted average interest rate of these loans at December 31, 2004 was 3.84%. Embratel borrowed an additional US$60 million in U.S. dollar-denominated loans with similar terms at the beginning of 2005.

•	Notes (R$733.9 million). In early December 2003, Embratel issued US$275 million principal amount of notes, maturing 2008, at an interest rate of 11% per annum. In May 2005, Embratel redeemed US$96.3 million, or 35%, of the notes. US$178.7 principal amount of the notes remains outstanding. These notes are fully and unconditionally guaranteed by Embratel Holdings.

•	Commercial paper (R$1,019.1 million). In November 2004, Embratel issued R$1.0 billion in commercial paper in Brazil that bore interest at a rate of 102.3% of the CDI rate (the interest rate applicable to inter-bank certificates in Brazil) and had a term of 180 days. In May 2005, we repaid the commercial paper in full with a portion of the proceeds from our capital increase.

•	Star One satellite C-1 financing (R$113.0 million). In August 2003, Star One entered into a financing contract for the construction of Star One C-1. The contract has a grace period of 38 months and requires repayment in 14 installments over 10 years. The interest rate during the grace period is 0.75% per annum over LIBOR and during the repayment period the interest rate is 3.93% per annum. Due to reduced project costs and changes in the cash expenditures schedule, we amended the financing contract in July 2004, which reduced our debt under the contract from US$194.2 million to US$185.2 million.

•	Other financing arrangements (R$175.9 million). In addition to the above categories of debt, we have other financing arrangements, including in the form of vendor financing for fiber optic transmission and other equipment, local currency borrowings from BNDES, equipment leasing arrangements and swaps and hedges.

Most of our credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of our debt is in default or accelerated. The terms of these agreements restrict our ability and the ability of our subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Furthermore, in accordance with a number of these agreements, we are required to maintain certain specified financial ratios, including EBITDA to interest expense and net debt to EBITDA ratios. At December 31, 2004, we are not in default under any of our credit agreements.

Capital expenditures

We spent R$579.6 million on capital expenditures in 2004. In 2005, we anticipate that we will spend approximately R$1.4 billion on capital expenditures, which includes R$724.0 million for Star One. The increase in budgeted capital expenditures in 2005 is attributable to projected investments in the satellite assets of Star One. Our budgeted amount excludes any other investments we may make to acquire other companies.

On March 2, 2004, Embratel paid R$131.0 million to acquire CT Torres Ltda., which owns 622 communications towers, from an indirect subsidiary of Qualcomm Inc.

Dividend payments

Under our by-laws, we are required to distribute, as a mandatory dividend with respect to each fiscal year, an aggregate amount equal to at least 25% of the adjusted net income on such date of the mandatory dividend. Adjusted net income is calculated as described in “Item 8. Financial Information—Distribution Policy and Dividends.” We paid dividends of R$116.2 million in 2004. As a result of losses sustained in 2004, we did not declare a dividend for the year ended December 31, 2004.

Foreign currency indebtedness and interest rates

Almost all of our indebtedness (including the current portion thereof), totaling R$3,429.8 million at December 31, 2004, was denominated in foreign currencies, 64.1% of which was in U.S. dollars. Our effective cost of borrowing in foreign currencies depends in part on the exchange rate between the real and the currencies in which our borrowings are denominated. In 2004, we hedged our short-term debt against foreign currency movements to ensure that all short-term debt and also 54% of total debt payments would remain in Brazilian reais (market conditions permitting). In 2004, the U.S. dollar depreciated 8.13% against the real. We are exploring various alternatives with respect to hedging this risk to avoid future additional foreign exchange losses. For more information about our hedging practices, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Capital increase

In December 2004, we announced a capital increase of R$1.8 billion, upon private subscription, with an issuance of 157,658,651,441 new common shares and 266,248,325,303 new preferred shares, for the issuance price of R$4.30 per one thousand shares.

The capital increase was carried out in an initial offering round, two reoffering rounds and an auction on the BOVESPA, the principal Brazilian stock exchange. In the initial subscription round, existing shareholders were given the opportunity to subscribe to additional shares in proportion to their existing ownership. In the reoffering rounds, holders participating in previous rounds were given the opportunity to subscribe for the leftover shares. The auction on the BOVESPA took place on May 3, 2005. The capital increase was ratified on May 23, 2005, and upon issuance of the new shares our capital stock was increased to R$4,096,713,387, represented by 282,027,681,973 common shares and 476,278,322,363 preferred shares. Following the rights offering, Telmex holds 95.1% of our common shares, 45.4% of our preferred shares and 63.9% of our total capital stock.

Off-Balance Sheet Financing

We do not have any off-balance sheet financing. We have no majority-owned subsidiaries that are not included in our audited consolidated financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our audited consolidated financial statements. We have no guarantees of debt of non-consolidated entities.

Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2004:

	Payments due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of reais)
Contractual obligations
Long-term debt	R$	1,319.5	R$	—	R$	337.4	R$	897.6	R$	84.5
Capital lease obligations		11.1		—		11.1		—		—
Purchase obligations(1)		228.2		228.2		—		—		—
Other obligations(2)		174.1		44.2		51.9		23.2		54.8

Total contractual cash obligations	R$	1,732.9	R$	272.4	R$	400.4	R$	920.8	R$	139.3

(1)	Our purchase obligations consist primarily of equipment supply contracts.
(2)	On September 1, 1999, Embratel and Telos signed a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency, which was approved by the Secretaria de Previdência Complementar, or the Brazilian Pensions regulatory authority. See Note 25 to our audited consolidated financial statements and Note 25 to Embratel’s audited consolidated financial statements

Reconciliation to U.S. GAAP

We prepare our audited consolidated financial statements in accordance with the accounting practices adopted in Brazil, which differ in significant respects from U.S. GAAP.

Under U.S. GAAP, we recorded a net loss of R$369.3 million for 2004 (compared to net loss of R$339.3 million under the accounting practices adopted in Brazil), net income of R$382.1 million for 2003 (compared to net income of R$223.6 million under the accounting practices adopted in Brazil), and a net loss of R$677.9 million for 2002 (compared to a net loss of R$626.3 million under the accounting practices adopted in Brazil). The principal differences between the accounting practices adopted in Brazil and U.S. GAAP as they affect our results of operations during the reported periods are:

•	differences in accounting for goodwill;

•	differences in the accounting for the effects of inflation;

•	differences in the criteria for capitalizing and amortizing capitalized interest;

•	differences in the recognition of costs of pensions and other post-retirement benefits;

•	differences in the criteria for recordation of provisions related to voluntary dismissal programs;

•	differences in posting certain items directly to shareholders’ equity; and

•	differences in the accounting for derivative instruments.

Shareholders’ equity determined in accordance with U.S. GAAP was R$5,009.0 million at December 31, 2004 (compared to R$4,526.4 million under the accounting practices adopted in Brazil, R$5,475.6 million at December 31, 2003 (compared to R$4,874.8 million under the accounting practices adopted in Brazil, and R$5,076.7 million at December 31, 2002 (compared to R$4,719.8 million under the accounting practices adopted in Brazil). The principal differences affecting the determination of shareholders’ equity are those described above.

For a discussion of the principal differences between the accounting practices adopted in Brazil and U.S. GAAP as they relate to our consolidated net income (loss) and shareholders’ equity and a quantitative reconciliation of these differences, see Note 34 to our audited consolidated financial statements and Note 34 to Embratel’s audited consolidated financial statements.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements and our assessment of their likely effect on our financial statements, please see Note 35 to our audited consolidated financial statements and Note 35 to Embratel’s audited consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Embratel Holdings

We are administered by a board of directors (Conselho de Administração) and executive officers (Diretoria) and overseen by a fiscal council (Conselho Fiscal). In July 2004, Telmex completed its purchase from MCI, Inc. of its controlling interest in our voting shares. Following the acquisition by Telmex of MCI’s interest in our company, our president and chief executive officer, our vice president, our chief financial officer and investor relations officer and our general counsel resigned from their positions.

Board of directors

Embratel Holdings’ board of directors is comprised of seven members. All of the current members of Embratel Holdings’ board of directors have been elected by the holders of Embratel Holdings’ common stock for a period of three years and may be reelected. The board of directors holds regular meetings based on a pre-approved calendar and special meetings when called by the Chairman.

The names, positions, dates of birth and information on the principal business activities of the current members of Embratel Holdings’ board of directors are as follows:

Carlos Henrique Moreira	Born:	December 26, 1935
Chairman	First elected:	2004
	Term expires:	2007
	Principal occupation:	President of Embratel Holdings and President of Embratel
	Business experience:	President of ATL – Algar Telecom Leste S.A.; vice-president of Xerox do Brasil Ltda.; executive officer of Telecom Americas; member of the International Telecommunications Satellite Consortium (Intelsat)

José Formoso Martínez	Born:	October 10, 1958
Vice-chairman	First elected:	2004
	Term expires:	2007
	Principal occupation:	Vice-President of Embratel Holdings and General Officer of Embratel
	Business experience:	Executive officer of Telgua S.A.; director general of Cablevisión

Dilio Sergio Penedo	Born:	July 5, 1942
Member	First elected:	1998
	Term expires:	2007
	Business experience:	President of Embratel; President of Embratel Holdings

Maria Silvia Bastos Marques	Born:	December 27, 1956
Member	First elected:	2004
	Term expires:	2007
	Principal occupation:	Partner in MS&CR2 Finanças Corporativas
	Other principal directorships:	Director of the Brazilian Foundation for Sustainable Development (FBDS); director of Anglo American plc; director of Companhia Brasileira de Distribuição (Group Pão de Açúcar), director of Companhia Souza Cruz S.A.

	Business experience:	President of Companhia Siderúrgica Nacional (CSN); Secretary of Finance for Rio de Janeiro; chief financial and planning officer of Banco Nacional de Desenvolvimento Econômico e Social (BNDES)

Alberto de Orleans e Bragança	Born:	June 23, 1957
Member	First elected:	2004
	Term expires:	2007
	Principal occupation:	Partner in Xavier, Bernardes, Bragança, Sociedade de Advogados
	Business experience:	Foreign Associate in the legal department of the International Maritime Organization; professor of commercial law in the law faculty of Universiade Cândido Mendes, Rio de Janeiro

Joel Korn	Born:	May 10, 1946
Member	First elected:	2004
	Term expires:	2007
	Principal occupation:	President of WKI Brasil; president of the American Chamber of Commerce for Brasil; General Coordinator of the Group of Foreign Investors (GIE)
	Other principal directorships:	Director of Rede Brasileira de Promoções de Investimentos (Investe Brasil); director of Teletech (São Paulo); director of ACOM Comunicações
	Business experience:	President of Bank of America in Brazil

Oscar Von Hauske Solis	Born:	September 1, 1957
Member	First elected:	2004
	Term expires:	2007
	Principal occupation:	Corporate Director of Processes and Systems of Telmex
	Business experience:	Controller of Fundición y Mecánica Susano Solis S.A.; controller of Tenería Company, S.R.L and C.V.

Executive officers

Embratel Holdings, currently, has a President, a Vice-President, a Chief Financial and Investor Relations Officer and General Counsel. The executive officers are responsible for day-to-day management. According to Embratel Holdings by-laws, there can be no fewer than two and no more than nine executive officers, one of them being the President. The board of directors has appointed each of the current executive officers for a three-year term, which began on April 19, 2004, and each of them may remain in office until reappointed or replaced. Executive officers may be successively reappointed.

The names, positions and information on the business experience of Embratel Holdings’ executive officers are as follows:

Carlos Henrique Moreira
President	Born:	December 26, 1935
	Appointed:	2004
	Business experience:	See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Embratel Holdings.”

José Formoso Martínez
Vice-President	Born:	October 10, 1958
	Appointed:	2004
	Business experience:	See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Embratel Holdings.”

Isaac Berensztejn
Chief Financial Officer & Investor	Born:	May 23, 1954
Relations Officer	Appointed:	2004
	Business experience:	Financial Officer of Star One S.A., Telemar and Telerj; Financial Department Chief and Director of Corporate Planning of Embratel; Financial Superintendent of Metrored; Investments manager of Telos

Fiscal council

Under Embratel Holdings’ by-laws, Embratel Holdings is required to, and currently maintains, a permanent Conselho Fiscal, or the fiscal council. In accordance with Brazilian corporate law and Embratel Holdings’ by-laws, the fiscal council consists of a minimum of three and a maximum of five members and an equal number of alternates. The members of the fiscal council are elected for one-year terms. Preferred stockholders, who do not otherwise have voting rights, are entitled to elect, as a class, one member of the fiscal council and the respective alternate by majority vote of the stockholders present at the meeting at which members of the fiscal council are elected. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal council and the respective alternate. Controlling holders of common shares would be entitled to elect one member of the fiscal council for each member elected by the preferred stockholders and non-controlling holders of common shares and to elect one member and his or her alternate.

The primary responsibility of the fiscal council, which is independent of management and the external auditors, is to review the audited consolidated financial statements and report on them to the stockholders. The following are the current members of the fiscal council:

Name	Position
Ruy Dell’Avanzi	Member
Edison Giraldo	Member
Erasmo Simões Trogo	Member(1)
Angela Silvia de Carrijo Roda	Alternate(1)
Fernando Marotta	Alternate
Alberto Serpa Coelho	Alternate

(1)	Appointed by minority shareholders.

Audit committee

Embratel Holdings does not have a formal audit committee. Currently, the board of directors serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002 and related regulations. Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we must either establish an audit committee composed of members of the board of directors that meets specified requirements or qualify for an exemption from the audit committee requirements of Exchange Act Rule 10A-3. We expect, on or before July 31, 2005, to designate our fiscal council as the alternate body responsible for carrying out the responsibilities of an audit committee under the exemption provided by Rule 10A-3(c)(3).

New York Stock Exchange significant corporate governance differences disclosure

On November 4, 2003, the New York Stock Exchange (“NYSE”) established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Under these rules, we are required to set forth in our annual report to shareholders a description of the significant differences between Embratel Holdings’ corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules. The following table summarizes these differences.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.

Embratel Holdings is a controlled company because more than a majority of its voting stock is owned by Telmex. As a controlled company, Embratel Holdings would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer.

There is no legal provision that requires Embratel Holdings to have independent directors.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of Embratel Holdings do not meet at regularly scheduled executive sessions without management.

303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” are not required to comply with this requirement.

As a controlled company, Embratel Holdings would not be required to comply with the nominating/corporate governance committee requirements if it were a U.S. domestic issuer.

Embratel Holdings does not have a nominating/corporate governance committee.

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” are not required to comply with this requirement.

As a controlled company, Embratel Holdings would not be required to comply with the compensation committee requirements if it were a U.S. domestic issuer.

Embratel Holdings does not have a compensation committee. The officer in charge of human resources is responsible for compensation and related issues in consultation, when appropriate, with the Chairman of the board of directors or Chief Executive Officer.

Embratel Holdings has a stock option committee composed of three members of the board of directors.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.06 303A.07	A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

Embratel Holdings has a permanent conselho fiscal, or fiscal council in accordance with the applicable provisions of Brazilian corporate law. As required by Brazilian corporate law, our fiscal council is independent of our management and external auditors. The primary responsibility of the fiscal council is to review management’s activities and the audited consolidated financial statements, and to report its findings to the shareholders.

Because Embratel Holdings has no audit committee, the entire board of directors is Embratel Holdings’ audit committee, as defined in the Sarbanes-Oxley Act of 2002.

We expect on or before July 31, 2005, to designate our fiscal council as the alternate body responsible for carrying out the responsibilities of an audit committee under the exemption provided by Rule 10A-3(c)(3) of the Exchange Act.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian corporate law, shareholder preapproval is required for the adoption of equity compensation plans.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Embratel Holdings does not have formal corporate governance guidelines.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Embratel Holdings has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer and all officers and employees and a code of conduct that applies to the officers and managers of the finance area.

303A.12	Each listed company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Embratel Holdings’ Chief Executive Officer will promptly notify the NYSE in writing after any executive officer of Embratel Holdings becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Embratel

Embratel is administered by a board of directors (Conselho de Administração) and its executive officers (Diretoria). Its board of directors is comprised of seven members. Pursuant to Embratel’s by-laws, all of Embratel’s directors are elected by the holders of Embratel’s common stock for a period of three years and may be reelected. Embratel’s board of directors holds regular meetings based on a pre-approved calendar and holds special meetings when called by its Chairman.

Board of directors

The names and positions of the current members of Embratel’s board of directors are as follows:

Carlos Henrique Moreira
Chairman	First elected:	2004
	Term expires:	2007
José Formoso Martínez
Vice-chairman	First elected:	2004
	Term expires:	2007
Dilio Sergio Penedo
Member	First elected:	1998
	Term expires:	2007
Maria Silvia Bastos Marques
Member	First elected:	2004
	Term expires:	2007
Alberto de Orleans e Bragança
Member	First elected:	2004
	Term expires:	2007
Joel Korn
Member	First elected:	2004
	Term expires:	2007
Oscar Von Hauske Solis
Member	First elected:	2004
	Term expires:	2007

For brief biographical descriptions of the members of the board of directors, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Embratel Holdings.”

Executive officers

Embratel currently has a President, a General Officer and one other officer. The executive officers are responsible for Embratel’s day-to-day management. According to Embratel’s by-laws, there can be no fewer than two and no more than thirty executive officers, one of them being the President. Embratel’s board of directors appoints each of its executive officers for a three-year term and they may remain in office until reappointed or replaced. Our current executive officers are completing terms that began on April 17, 2003. Following the change of control, they were appointed to complete the terms of their predecessors. Executive officers may be successively reappointed.

The names, positions and information on the business experience of Embratel’s current executive officers are as follows:

Carlos Henrique Moreira
President	Born:	December 26, 1935
	Appointed:	2004
	Business experience:	See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Embratel Holdings.”

José Formoso Martínez
General Officer	Born:	October 10, 1958
	Appointed:	2004
	Business experience:	See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Embratel Holdings.”
Rafael Garcia Himmelstine
Officer	Born:	March 31, 1959
	Appointed:	2004
	Business experience:	Chief financial officer of Sears & Roebuck in Mexico; Audit General Manager of Grupo Condumex S.A. de C.V.; Commercial & Administration General Manager of Comercializadora Condumex S.A. de C.V.; controller of Grupo IEM S.A. de C.V.

Compensation

For the year ended December 31, 2004, the aggregate amount of compensation, including benefits in kind, pension, and other retirement benefits, provided to directors and members of its administrative, supervisory or management bodies of Embratel Holdings and its subsidiaries, as a group, was R$38.4 million.

Stock option plan

At the Extraordinary General Meeting of Shareholders held on December 17, 1998, our shareholders approved the creation of a stock option plan. On the same date, our board of directors created and elected the stock option committee to implement the stock option plan, including who will be granted options and for how many shares. The current members of the committee are Carlos Henrique Moreira, José Formoso Martínez and Joaquim de Souza Correia.

The total number of shares under the stock option plan may not exceed 10% of the total number of outstanding shares of Embratel Holdings (in accordance with the authorized capital limits). These shares may be provided from treasury shares or new issuances of shares. The plan allows grants of options to purchase preferred shares of Embratel Holdings to directors, officers and employees of Embratel Holdings and its affiliates and certain other persons at an exercise price equal to the market price on the grant date. The options become exercisable over a three to four year period and expire ten years from the grant date. Until the third quarter of 2001, exercise price was adjusted for inflation using the IGP-M index. Options granted under the plan vest automatically upon the occurrence of certain events, including a change in control of Embratel Holdings. Upon Telmex’s acquisition of a controlling stake of Embratel Holdings on July 23, 2004, all granted options vested and must be exercised within the original exercise period.

In 2004, options to purchase Embratel Holdings’ shares under the stock option plan were granted to 17 employees. There were 7,168 million open options at December 31, 2004, with a weighted average exercise price of R$6.57 per thousand shares for options granted up to 2004. The acquired shares maintain all of the rights pertaining to the shares of the same class, including dividends. No new options were granted after the change of control in the second half of 2004.

Each option is exercisable for 1,000 shares. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)
Open options as of December 31, 2003		8,731,080
Options offered in 2004		152,500
Options sold in 2004		(1,615,240)
Options cancelled in 2004		(99,846)

Open options as of December 31, 2004		7,168,494

Weighted average exercise price of the purchase options on December 31, 2004 (per thousand shares, expressed in reais)	R$	6.57

For additional information about the options granted and outstanding, see Note 28.e to the consolidated financial statements of Embratel Holdings.

Retention plan

The change in control that resulted from Telmex’s acquisition of MCI’s shares entitled 34 participants in our “Plan for Retention of Executives and Strategic Persons” employed by Embratel to terminate their contracts and receive cash indemnities and certain continuing benefits. The aggregate amount paid or payable under the cash indemnity provisions to participants in the plan as a result of the change in control was approximately R$92 million. There is, currently, no retention plan in place at Embratel. See Note 7 to our audited consolidated financial statements and Note 7 to Embratel’s audited consolidated financial statements.

Indemnification

We maintain directors and officers liability insurance insuring our directors, officers and key employees against liabilities incurred in connection with their exercising their roles as director or officer.

In addition, we have agreed, in the retention plan discussed above, to indemnify our officers and other key employees during their employment and for 15 years thereafter for any liability or cost incurred in connection with their positions, including in connection with the pension fund.

Employees

The following table shows the numbers and distribution of employees at Embratel Holdings and at Embratel as of the end of each year in the three-year period ended December 31, 2004.

	December 31,
	2002	2003	2004
Number of employees at the end of the period:
Embratel Holdings	12,010	12,470	13,882
Embratel	12,010	11,593	13,160
Employees by category of activity:
Telecommunications Services
Embratel	11,823	11,402	12,965
Vésper(1)	—	877	722
Space Services	187	191	195
Repair, engineering and maintenance	31%	31%	28%
Customer Service and Marketing	53	51	51
Administration	16	18	21

(1)	Vésper was acquired in 2003.

Wages and benefits

We establish wages on a bi-annual basis following negotiations with our unions. We agreed to a 3.86% wage increase to our unions for 2004-2005. The provisions of our collective bargaining agreements with our unions also apply to our non-union employees.

We also maintain a benefits program consisting, primarily, of an employee profit sharing plan, the terms of which are established in cooperation with our unions. All employees participate in the employee profit sharing plan. Our employee profit sharing plan ties incentives to performance indicators including revenue growth, cost containment, customer satisfaction and quality of work. We also maintain incentive compensation arrangements for management.

Labor unions

Approximately 30% of Embratel’s employees are affiliated with state and/or municipal labor unions. The most significant of these is Sindicato dos Trabalhadores em Empresas de Telecomunicações (Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas (Fenattel), or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações (Fittel), with which labor agreements are negotiated. Approximately 0.3% of the employees of BrasilCenter, 18.0% of the employees of Star One and 1.4% of the employees of Vésper are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Labor agreements are negotiated for Vésper employees with the labor unions of the states of Rio de Janeiro and São Paulo. Our relationship with our employees and their unions is generally good. We have not experienced a work stoppage that had a material effect on our operations for many years.

Except for labor agreements with BrasilCenter employees in Ribeirão Preto, Juiz de Fora and Rio de Janeiro, labor agreements with our employees have a two-year term. Some economic issues (e.g., salaries and benefits) pertaining to the two-year labor agreements, however, are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter, Embratel and Vésper are effective.

Employee benefit plans

We have established a pension fund, Fundação Embratel de Seguridade Social – Telos, known as Telos, the purpose of which is to supplement government-provided retirement benefits for our employees. Telos administers two different plans. The first is a defined benefit plan under which we make monthly contributions to Telos, currently equal to 19.8% of the aggregate salary. In addition, we contribute 2.32% of the aggregate salary base for funding the post-retirement medical plan for 8 employees who remain in the defined benefit plan. Each employee member of this first plan also makes a monthly contribution to Telos based on age and salary. Members of Telos generally qualify for full pension benefits after reaching age 58 and having completed at least 35 years of service for men and 30 years of service for women. The second plan is a defined contribution plan. All new employees only have the option to enter this defined contribution plan. Approximately 92% of all our employees, including Star One employees, belong to the new defined contribution plan. We match employees’ contributions to the fund up to a maximum of 8% of each employee’s salary.

Telos operates independently from us, and its assets and liabilities are fully segregated from ours. See Note 25 to our audited consolidated financial statements and Note 25 to Embratel’s audited consolidated financial statements.

BrasilCenter and Vésper employees do not have a retirement benefit plan.

Voluntary dismissal program

In 2002, Embratel implemented a Voluntary Dismissal Program that granted financial assistance and social incentives to employees of retirement age. This program ended in April 2003. See Note 31 to our audited consolidated financial statements and Note 31 to Embratel’s audited consolidated financial statements.

Share Ownership

None of Embratel Holdings’ directors or executive officers individually beneficially owns one percent or more of Embratel Holdings’ shares. None of Embratel’s directors or executive officers individually beneficially owns one percent or more of Embratel’s shares. See “Item 6. Directors, Senior Management and Employees—Compensation” for a discussion of our stock option plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Embratel Holdings

Of our two classes of capital share outstanding, only the common shares have full voting rights. The preferred shares have voting rights under limited circumstances.

Telmex is currently our controlling shareholder. Telmex’s ownership of our shares is held through four subsidiaries, Startel Participações Ltda., New Startel Participações Ltda., Telmex Solutions Telecomunicações Ltda. and Controladora de Servícios de Telecomunicaciones, S.A. de C.V., or Consertel.

In July 2004, Telmex completed its purchase from MCI, Inc. of 51.8% of our common shares. Under the purchase agreement, announced in March 15, 2004 and subsequently amended, Telmex paid an aggregate of US$400 million for MCI’s interest. On December 13, 2004, Telmex completed a tender offer for our outstanding common shares in which it increased its ownership in our common shares to 90.3% at a price of R$15.59 per 1000 common shares. In May 2005, Telmex increased its ownership in our shares to 95.1% of our common shares and 45.4% of our preferred shares in our capital increase.

The table below provides information on the common and preferred shares owned by shareholders known to us to hold more than 5% of our common shares as of May 31, 2005.

Name of owner	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Number of Preferred Shares Owned	Percentage of Outstanding Preferred Shares	Total	%
Telmex, through subsidiaries:
Startel Participações Ltda.	148,345,868,474	52.60%	118,103,552,586	24.80%	266,449,421,060	35.14%
New Startel Participações Ltda	5,619,208,511	1.99	4,470,908,233	0.94	10,090,116,744	1.33
Telmex Solutions Telecomunicações Ltda.	114,368,209,714	40.55	90,996,760,410	19.11	205,364,970,124	27.08
Consertel	—	—	2,661,105,000	0.6	2,661,105,000	0.35

Total	268,333,286,699	95.14%	216,232,326,229	45.45%	484,565,612,928	63.90%

Embratel

Embratel Holdings owns 99.0% of Embratel’s shares. There are no other shareholders who have more than 5% of Embratel’s shares.

Distribution of Shareholders

As of May 31, 2005, there were approximately 1.3 million beneficial holders of preferred shares and approximately 1.6 million beneficial holders of common shares of Embratel Holdings in Brazil. As of the same date, there were 88 beneficial holders of Embratel shares in Brazil.

As of May 31, 2005, ADSs represented approximately 12.6% of the outstanding preferred shares of Embratel Holdings. Neither the common shares of Embratel Holdings and nor the shares of Embratel are represented by ADSs.

Related Party Transactions

We engage in a variety of transactions in the ordinary course of business with Telmex, with subsidiaries of Telmex and with other companies that may be deemed to be under common control with us, including América Móvil.

We complete international traffic from subsidiaries of Telmex and América Móvil in Mexico, Chile and Argentina. Subsidiaries of Telmex and América Móvil in Mexico, Chile and Argentina complete international traffic from us.

América Móvil’s subsidiary, Telecom Americas S.A., which operates under the brand Claro, provides telecommunications services in the same geographical markets as we do. As a result, we have extensive operational relationships with Claro. We originate mobile domestic and international long distance from Claro and terminate mobile domestic and international long distance traffic to Claro. We also transport Claro’s traffic and lease lines to Claro.

Through our subsidiary, BrasilCenter, we provide call center services to Claro and Net Serviços de Comunicação S.A. (“Net”). We also lease access facilities from Telmex do Brasil Ltda.

The terms of our arrangements with Telmex, with subsidiaries of Telmex and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties.

In November 2004, Embratel entered into a US$75 million credit agreement with Banco Inbursa, Institución de Banca Múltiple, Grupo Financiero Inbursa, or Banco Inbursa. Banco Inbursa, like Telmex, is controlled by Carlos Slim and members of his immediate family, who, taken together, own a majority of its voting stock. The agreement had terms comparable to those of three other loans Embratel received from unaffiliated parties in November and December 2004.

Possible Transactions with Telmex

We are formally evaluating whether we should acquire Telmex do Brasil and a 37.1% equity stake in Net from Telmex. We believe there might be advantages to this, because of the complementarity and possible synergies among these businesses. We would expect to issue additional common shares to Telmex as consideration for the acquisition of Telmex do Brasil and Telmex’s interest in Net. These transactions would present a number of important issues, including the price in shares we would receive and the procedures we would follow to negotiate and approve the transaction while protecting the interests of our other shareholders. As a result, there can be no assurance as to whether any such transaction will occur or, if it does occur, its structure, timing, or consideration.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Part III—Item 18. Financial Statements.”

Legal Proceedings

We are involved in a variety of legal proceedings in the ordinary course of our business. In accordance with the accounting practices adopted in Brazil, we record provisions for and discuss in our financial statements all legal proceedings for which we consider a loss to be probable. In the notes to our audited consolidated financial statements and notes to Embratel’s consolidated financial statements we discuss, without recording a provision, claims for which we believe loss to be possible. Claims for which we consider the probability of loss to be remote are not provisioned for and are only discussed in our audited consolidated financial statements when relevant.

The breakup of Telebrás

The breakup of Telebrás is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of these decisions are currently on appeal. If any such appeal is successful, the shareholders of Telebrás will be required to reapprove the breakup and other legislative actions may be required.

It is theoretically possible under Brazilian law for a court to require that the breakup be unwound, although we believe that this is unlikely to occur. We were a party in a public civil action brought by the Federal Department of Justice initially to impede the privatization auction. This lawsuit, filed before the First Federal Circuit of Rio de Janeiro on July 27, 1998, was dismissed, but a final decision is still pending because the dismissal has been challenged.

Foreign source operating income

Foreign source operating income consists of payments made to us by foreign companies for connecting incoming international calls to Brazil. In March 1999, Embratel received from the Federal Revenue Agency a tax assessment in the amount of R$287 million for failing to pay income tax on net foreign source operating income for the years 1996 and 1997. In June 1999, Embratel received an assessment of an additional R$111 million for 1998, approximately R$47 million of which has already been paid. We appealed the remaining assessments. We intend to pay income tax on net foreign source income until this tax controversy is resolved. The first assessment is pending with the Tax Administrative Court. The second assessment was upheld at the administrative level. We appealed this decision. On appeal, the Federal Regional Court ruled against Embratel, but the same court subsequently modified the decision and ruled in favor of Embratel. We plan to continue to dispute the assessment and to discuss this issue with the appropriate authorities. See Note 24.2.b to our audited consolidated financial statements and Note 24.2.b to Embratel’s audited consolidated financial statements.

Withholding tax on remittances to foreign telecommunications companies

We regularly make payments to foreign telecommunications companies for completing international calls that originate in Brazil and terminate in a foreign country. Brazilian income tax law generally requires Brazilian recipients of services from foreign companies to withhold 25% from payments to foreign companies for such services. However, pursuant to the International Telecommunications Regulations approved in Melbourne, Australia on December 9, 1988, known as the Melbourne Regulations, we have never withheld Brazilian income tax from such payments. In turn, the Federal Revenue Agency (SRF) concluded that, beginning in October 1998, we were exempt from any such withholding requirement. See Note 24.2.g to Embratel Holdings’ audited consolidated financial statements and Note 24.2.g to Embratel’s audited consolidated financial statements.

On December 23, 1999, we received a tax assessment from the SRF in the amount of R$411 million for failing to pay the related withholding tax on outbound revenue for the period from December 1994 to October 1998. We challenged this assessment, contesting the criteria used by tax auditors to impose the assessment and alleging that other double taxation treaties should apply to remittances made to countries that are parties to such treaties. The administrative judges issued a decision reducing our liability under the tax assessment from R$411 million to R$13 million. The administrative judges arrived at this decision by amending the criteria used by tax auditors to impose the assessment and taking into account the exclusion of payments to countries with double taxation treaties. In December 2003, the second administrative level unanimously confirmed the reduction of the fine. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, which totaled R$39.4 million, were paid and recognized as expense in the first quarter of 2003.

Embratel filed a writ of mandamus seeking to obtain a pronouncement that the Melbourne treaty has applied to Brazil since 1990. In December 2004, the suit was declared moot without any judgment on its merits, based on the repayment of and release from the aforementioned assessment.

PIS credits and COFINS on inbound revenues

On August 21, 2001, we received two tax assessments from the Federal Reserve Agency, totaling R$501 million, including fines and interest, for prior years’ PIS/COFINS taxes. The first claim, in the amount of R$159 million, is related to PIS charges before 1995. In July 2002, the Administrative Tax Court issued a decision upholding the assessment, which we appealed to the Administrative Tax Court. We are still waiting for a final decision. The second claim, for R$342 million, was related to a COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999.

In July 2002, the administrative court reduced the assessment by R$220.0 million as a result of mistakes that the tax authorities had made in calculating the fine. We appealed the decision and the Administrative Tax Court rendered a new decision, reducing the tax assessment to R$237 million. We have appealed the new judgment to the Administrative Tax Court and are still awaiting a decision.

The possible losses related to these assessments amount to R$395.6 million as of December 31, 2004.

ICMS on international outbound traffic and bundled services

We have been assessed various fines by certain state tax agencies because of our refusal to collect ICMS taxes on international outbound traffic and certain bundled services that are considered to be exempt or non-taxable for ICMS purposes. The possible losses related to these fines amount to approximately R$1,154 million as of December 31, 2004.

Management believes there is a strong basis for defending the position that ICMS is not applicable to these services and is considering challenging in court the requirement that we impose ICMS on international outbound traffic. Accordingly, we have recorded a provision in our consolidated financial statements only for the losses we consider probable, which amount to approximately R$87 million.

Rate readjustments

In June 2003, Anatel approved a tariff increase using the IGP-DI inflation index. These tariff increases were challenged in the Brazilian courts. On September 11, 2003, the 2a Vara Federal do Distrito Federal issued an injunction requiring the tariff increase to be based on the IPCA inflation index, rather than the IGP-DI index used in the tariff rate formulas established in the concessions. We and the three regional telecommunications operators adopted tariff rate increases based on this injunction. The change affected both the rates that we charged to our customers and the rates that we paid for interconnection. On July 1, 2004, the Superior Tribunal de Justiça, or the Special Tribunal of the Supreme Court of Justice, concluded that the IGP-DI, instead of the IPCA, must be used to calculate the increases in tariffs in the future. Companies were allowed to increase tariffs to reflect the IGP-DI inflation index, but the court decided that the difference in tariffs would not be applied retroactively. To minimize the effect on inflation, telecommunications companies agreed with Anatel and the Ministry of Communications that any increases in the rates to reflect the IGP-DI inflation index would be made gradually.

As a result of the decision by the Special Tribunal of the Supreme Court of Justice, in 2004, we reversed a provision of R$66 million, recorded as cost of services and goods sold, corresponding to the period from July through December 2003. See Note 8 of our audited consolidated financial statements.

Interconnection fee litigation

We have had a number of outstanding disputes with local operators over interconnection fees and other issues. In the fourth quarter of 2004, we concluded an agreement between Embratel and Telemar and an agreement between Embratel and Brasil Telecom. Under these settlements with the two largest claimants, the parties agreed to extinguish all legal claims, and we agreed to pay R$304 million to Telemar and R$153 million to Brasil Telecom. We had made judicial deposits totaling approximately R$248 million, which have been paid over to Telemar and Brasil Telecom. We will pay the remaining balance of R$209 million in six monthly installments beginning in December 2004.

Miscellaneous litigation

We are involved in a variety of additional litigation and administrative proceedings that have arisen in the normal course of business. These include, among others, an arbitration decision regarding a breach of contract claim, the assessment of fines regarding the INSS (Brazilian Social Security Institute), regulatory sanctions for failure to meet certain quality standards and a tax assessment regarding Star One’s administration of ICMS. For more information, see Note 24 of Embratel Holdings audited consolidated financial statements and Note 24 to Embratel’s audited consolidated financial statements.

Telebrás’ legal proceedings

Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Under the terms of the breakup, liability for any claims arising out of acts committed by Telebrás before the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the holding companies formed from Telebrás are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the registrant or one of the other holding companies formed from Telebrás. Creditors of Telebrás could challenge this allocation of liability until September 14, 1998. We are not aware of any such challenge having been made.

Although we are considered to be the surviving entity of Telebrás for financial reporting purposes under U.S. GAAP, we will not be liable for any claims arising out of acts committed by Telebrás except for such claims as have been assigned to us under the terms of the breakup and except for labor and tax claims as discussed above.

Distribution Policy and Dividends

Embratel Holdings

Mandatory dividend

According to our by-laws, we are required to distribute, as a mandatory dividend with respect to each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of the adjusted net income on such date of the mandatory dividend.

For the purposes of Brazilian corporate law, and in accordance with our by-laws, the adjusted net income is an amount equal to our net profit, adjusted to reflect allocations to and from:

•	the statutory reserve;

•	the contingency reserve; and

•	the unrealized revenue reserve.

The annual dividend distributed to holders of our preferred shares has priority in the allocation of adjusted net income over other shareholders. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the dividend paid to the preferred shareholders. The remainder is distributed equally among holders of preferred shares and common shares. We may pay dividends out of our respective retained earnings on accumulated profits in any given fiscal year.

Priority and amount of preferred dividends

Our by-laws provide for (i) a minimum yearly per share dividend equal to 6% of the amount obtained by dividing the total share capital by the total number of shares or (ii) the right to receive dividends, per preferred share, at least 10% greater than the dividends attributed to each common share, whichever is higher. As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends before any distribution of cash dividends to the holders of our common shares in a certain year. In addition, in case of item (i) above, distributions of cash dividends in any year are made:

•	first, to the holders of our preferred shares, up to the amount of the minimum dividend to be paid to the holders of preferred shares for such year;

•	then, to the holders of our common shares, in an amount sufficient to distribute to each of our common shareholders an amount equal to the minimum dividend distributed to each of our preferred shareholders; and

•	thereafter, to the holders of our common shares and preferred shares on a pro rata basis.

If our mandatory declared dividend in any year is less than or equal to the dividend that must be paid to the holders of our preferred shares in that year, the holders of our common shares will not be entitled to receive any dividends from us in that year.

If the dividend to be paid to the holders of our preferred shares is not paid for a period of three years, holders of our preferred shares will be entitled to full voting rights until such time as that dividend is paid in full.

Suspension of mandatory dividend

Under Brazilian corporate law, a company is permitted to withhold payment of the mandatory dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if:

•	the shareholders meeting so decided exclusively for collection of resources by issuing debentures, not convertible into shares, provided that no shareholder votes against it;

•	its board of directors and fiscal council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company;

•	the shareholders ratify this decision at the shareholders’ meeting (in which case the board of directors must forward to CVM, within five days of the shareholders’ meeting, a justification of the information provided at such shareholders’ meeting); and

•	the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the Company’s financial situation permits.

For the purposes of Brazilian corporate law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits.

Statutory reserve

At each annual shareholders’ meeting, the board of directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under Brazilian corporate law, we are required to maintain a statutory reserve, to which we must allocate 5% of net profits for each fiscal year, up to the moment in which such reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the statutory reserve if necessary.

The statutory reserve can only be used for future capital increases or to offset accumulated losses.

Contingency reserve and unrealized revenue reserve

Brazilian corporate law also provides for two additional discretionary allocations of net profits to special accounts, which are also subject to approval by shareholders at the annual shareholders’ meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either:

•	reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

•	written off if the anticipated loss occurs.

Second, net profits may be allocated to the unrealized revenue reserve in case the total amount of mandatory dividends exceeds the portion of the realized net profit in the same fiscal year.

Allocations of net profit may not hinder the payment of dividends on the preferred shares. Unrealized revenue is defined under Brazilian corporate law as the sum of:

•	the equity share of earnings of affiliated companies, not paid as cash dividends; and

•	profits from installment sales to be received after the end of the following fiscal year.

The unrealized revenue reserve can only be used when dividends are received from subsidiaries.

The profits registered in the unrealized revenue reserve, when received and if not absorbed by the losses of subsequent years, must be added to the first dividend declared after the respective realization.

According to Brazilian corporate law, the profits not registered in any of the permitted reserves shall be distributed as dividends.

Since Law No. 10,303/01 was enacted on October 31, 2001, Brazilian entities have been subject to a material change in accounting for unrealized earnings reserves. Until October 31, 2001, the unrealized earnings reserve was calculated on the basis of increases in shareholders’ equity and was reduced as dividends were paid to preferred shareholders. According to guidance published by the CVM on January 16, 2003, the unrealized earnings reserve established before October 31, 2001 will retain its original characteristics, i.e., will be available for use as the basis of calculations of dividends. For periods after October 31, 2001, the unrealized earnings reserve reflects the amount by which the statutory dividend exceeds the net earnings for the applicable period and thus remains unpaid.

Payment of dividends

We are required by law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year at which, among other issues, an annual dividend may be discussed and declared by decision of our common shareholders, acting on the recommendation of the Officers, as approved by the board of directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31, 2004. Because of losses sustained in 2004 and in accordance with an administrative proposal approved by the board of directors on April 29, 2005, no dividends will be paid for the fiscal year ending December 31, 2004.

Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which must occur before the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation.

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank of Brazil to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying the ADSs are held in Brazil by the Brazilian custodian, Banco Itaú S.A., as the agent for The Bank of New York, or the Depositary, which is the registered owner of our shares.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the Depositary, who will then convert those proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. If the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

Embratel

Embratel is subject to mandatory dividend requirements in respect of its common shares that are substantially similar to the requirements that apply to Embratel Holdings with respect to Embratel Holdings’ common shares. Embratel does not have any preferred shares outstanding and therefore has no preferred dividend requirements. Because Embratel’s shares are issued in nominative form, dividends are paid directly to each shareholder. Embratel is not required to adjust the amount of paid-in capital for inflation.

Capital Increase

In May 2005, we completed a capital increase of approximately R$1.8 billion. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

ITEM 9. THE OFFER AND LISTING

Price History of Stock

Embratel Holdings

The table below sets forth for the periods indicated the high and low sales prices for our preferred shares as reported on the São Paulo Stock Exchange.

	Prices per 1,000 preferred shares
	High		Low
	(in nominal reais)
2000	R$	53.00	R$	23.50
2001		34.80		6.20
2002		11.38		1.35
2003		10.95		2.87
2004		9.84		5.06

2003
First Quarter		4.90		2.86
Second Quarter		7.37		3.56
Third Quarter		7.77		5.21
Fourth Quarter		10.95		7.60

2004
First Quarter		9.84		7.39
Second Quarter		9.18		6.22
Third Quarter		8.45		6.42
Fourth Quarter		6.53		5.06

2005
First Quarter		5.29		3.70

December 2004		6.40		5.19
January 2005		5.29		3.94
February 2005		4.14		3.70
March 2005		4.76		3.97
April 2005		4.50		3.96
May 2005		5.31		4.22
June 2005 (through June 28)		5.38		4.50

The table below sets forth for the periods indicated the high and low sales prices for our ADSs as reported on the New York Stock Exchange.

	U.S. dollars per ADS
	High		Low
2000	US$	31.00	US$	11.75
2001		17.63		2.25
2002		4.88		0.40
2003		18.42		4.00
2004		17.20		8.84

2003
First Quarter		7.20		4.00
Second Quarter		12.75		5.45
Third Quarter		13.40		8.56
Fourth Quarter		18.42		13.20

2004
First Quarter		17.20		12.30
Second Quarter		16.01		9.73
Third Quarter		13.85		11.07
Fourth Quarter		11.82		8.84

2005
First Quarter		9.92		7.54

December 2004		11.82		9.61
January 2005		9.92		7.54
February 2005		9.10		8.01
March 2005		9.90		7.67
April 2005		8.63		7.69
May 2005		10.92		8.43
June 2005 (through June 28)		11.06		9.10

On June 16, 2003, Embratel Holdings implemented a ratio change of our ADSs solely to comply with the minimum share price (US$1.00) requirement for maintaining Embratel Holdings’ ADS listing on the New York Stock Exchange. The ratio change is in the proportion of one ADS equal to 5,000 preferred shares. There was no change in the underlying preferred shares.

Markets

Trading on the Brazilian Stock Exchanges

The São Paulo Stock Exchange is a not-for-profit entity owned by its member brokerage firms. Trading on the São Paulo Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange is open for trading from 10:00 a.m. to 5:00 p.m. Market makers exist on the São Paulo Stock Exchange but are only authorized to make markets in options for stock indices that are traded on the São Paulo Exchange and to engage in transactions on META (Mercado de Empresas Teleassistidas), an electronic trading system operating at the São Paulo Stock Exchange and permitting trading in the securities of companies registered for that purpose. These companies must appoint the market makers authorized to deal in their securities. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the São Paulo Stock Exchange may be effected off the Exchange under certain circumstances, although such trading is very limited.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is the Câmara Brasileira de Liquidação e Custódia, which is owned by members of the Exchange.

At December 31, 2004, the aggregate market capitalization of the 358 companies listed on the São Paulo Stock Exchange was approximately US$340.9 billion. Although all the outstanding shares of a listed company may trade on São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons who rarely trade their shares. Even though the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. In 2004, the daily trading volumes on the São Paulo Exchange averaged approximately US$419.7 million. In 2004, the five most actively traded issues represented approximately 35.16% of the total trading in the cash market on the São Paulo Stock Exchange.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian securities markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally and by the Central Bank of Brazil, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and Brazilian corporate law govern the Brazilian securities market.

Under Brazilian corporate law, a company is either public, a “companhia aberta,” or private, a “companhia fechada.” All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where its head office is located. Once this stock exchange has admitted a company for listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

Brazilian securities law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

ITEM 10. ADDITIONAL INFORMATION

By-laws of Embratel Holdings

Embratel Holdings is registered before the Junta Comercial do Estado do Rio de Janeiro, JUCERJ, under No. 3330026237-7. According to Section 2 of our by-laws, our main corporate purpose is to exercise control of Embratel, and its subsidiaries. There are no provisions in Embratel Holdings’ by-laws with respect to (1) a board member’s power to vote on proposals in which the board member is materially interested; (2) a board member’s power to vote in favor of compensation for himself in the absence of an independent quorum; (3) age limits for retirement of board members; (4) required shareholding for officer qualification; (5) anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control; or (6) disclosure of share ownership. However, Brazilian corporate law requires that a director (conselheiro) of a corporation (sociedade anônima) own shares in that corporation.

Under Brazilian corporate law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.

Embratel Holdings’ issuance of commercial paper, and the incurrence of certain material obligations, shall be preceded by approval from the board of directors, according to the provisions set forth in Section 17 of Embratel Holdings’ by-laws.

Embratel Holdings’ share capital is comprised of preferred shares and common shares, all without par value. At December 31, 2004 and 2003, there were 210,029,997,060 preferred shares and 124,369,030,532 common shares. At May 23, 2005, as a result of our issuance of 266,248,325,303 preferred shares and 157,658,651,441 common shares in a capital increase, there were 476,278,322,363 preferred shares and 282,027,681,973 common shares. Share capital may be increased by resolution of the board of directors, up to the limit authorized by the by-laws. Any increase in the authorized capital must be approved by shareholders’ vote.

Preferred shares are non-voting, except under limited circumstances, and are entitled to a preferred, non-cumulative dividend, and stand in a senior level compared to common shares in the case of liquidation. Under Brazilian corporate law, we are entitled to keep a two-thirds ratio of the total number of non-voting shares and shares with limited voting rights to the total number of shares.

Embratel Holdings’ controlling shareholders elected the members of the board of directors. Board members, even if elected by one specific shareholder, have fiduciary duties towards the company and all of its respective shareholders. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred class shares representing at least 10% of our total share capital, have the right to appoint each one member to our board of directors. If no group of common or preferred class shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member to our board of directors. Under Brazilian corporate law, shareholders representing at least 5% of our voting capital have the right to demand that a multiple voting procedure be adopted, which entitles each common share to as many votes as there are board members and gives each common share the right to cast those votes cumulatively for only one candidate or to distribute its votes among several candidates.

Voting rights

Each of Embratel Holdings’ common shares entitles the holder to one vote at shareholders’ meetings. Preferred shares do not entitle the holder to vote at such shareholders’ meetings, except under specific circumstances, as set forth below. Ordinarily, holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at shareholders’ meetings.

One of the three members of the fiscal council, and his or her alternate, are elected by a majority vote of the holders of preferred shares. Such election is held at the annual common shareholders’ meeting, by the then present holders of preferred shares, for the positions available in the fiscal council.

Brazilian corporate law provides that certain non-voting shares, such as Embratel Holdings’ preferred shares, are entitled to voting rights in the event a company fails for three consecutive fiscal years to pay the dividend to which such non-voting shares are entitled. In this case, the voting rights of these shares shall extend until the date in which the payment of the accrued and unpaid dividend is made.

Embratel Holdings’ preferred shares are entitled to full voting rights with respect to:

•	the approval of any long-term contract between the Embratel Holdings Group, on the one hand, and any controlling shareholder, or an affiliate of that controlling shareholder, on the other hand;

•	resolutions modifying certain provisions of the by-laws; and

•	any resolution submitted to the shareholders’ meeting for the delisting of the shares or during liquidation.

Any change in the preference, benefits, conditions of redemption and amortization of preferred shares, or the creation of a class of shares having priority or preference over preferred shares, would require the approval of holders of a majority of the outstanding preferred shares at a special meeting of holders of the preferred shares. Such a meeting would be called by publication of a notice in two Brazilian official gazettes, at least thirty days before the meeting, but would not generally require any other form of notice.

In any circumstances in which holders of preferred shares are entitled to vote, each of the preferred shares will entitle the holder to one vote.

Shareholders’ meetings

A general shareholders’ meeting convenes each year to decide all matters relating to our corporate purposes and to pass such resolutions as they deem necessary for our protection and well-being.

Pursuant to Brazilian corporate law, shareholders voting at a general shareholders’ meeting have the power, among other powers, to:

•	amend the by-laws;

•	elect or dismiss members of the board of directors and members of the fiscal council at any time;

•	receive annual reports by management and accept or reject management’s financial statements and recommendations including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;

•	authorize the issuance of debentures;

•	suspend the rights of a shareholder in default of obligations established by law or by the by-laws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and

•	authorize management to file for bankruptcy or to request a concordata, a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code.

All shareholders meetings, including the annual shareholders’ meeting, are convened by publishing, no fewer than fifteen days before the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our shareholders have previously designated Valor Econômico for this purpose. Such notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, an indication of the subject matter.

A shareholders’ meeting may be held if shareholders representing at least one-quarter of the voting capital are present. If no such quorum is present, notice must again be given in the same manner as described above except for the 8 days prior notice, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as discussed below. A shareholder without a right to vote may attend a general shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote, abstentions not being taken into account. Under Brazilian corporate law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of clause (a) and clause (b), a majority of issued and outstanding shares of the affected class:

(a) creating a new class of preferred shares or disproportionately increasing an existing class of preferred shares relative to the other classes of shares, other than to the extent permitted by the by-laws;

(b) changing a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as the preferred shares;

(c) reducing the mandatory dividend;

(d) changing the corporate purposes;

(e) merging us with another company or consolidating or splitting us;

(f) dissolving or liquidating us;

(g) participating in a centralized group of companies as defined under Brazilian corporate law; and

(h) canceling any ongoing liquidation of us.

Whenever the shares of any class of capital stock are entitled to vote, each share is entitled to one vote. Annual shareholders’ meetings must be held by April 30 of each year. Shareholders’ meetings are called, convened and presided over by the Chairman or by the Vice-Chairman of our board of directors. A shareholder may be represented at a general shareholders’ meeting by an attorney-in-fact appointed not more than one year before the meeting, who must be a shareholder, a company officer or a lawyer.

Preemptive rights

Each of Embratel Holdings’ shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in total capital. Embratel Holdings shall observe a minimum period of 30 days following the publication of the capital increase notice for the exercise of preemptive rights by shareholders. The right of participation in capital increases is assignable and negotiable under Brazilian corporate law.

However, a shareholders’ meeting is authorized to eliminate preemptive rights or to reduce the 30-day period for the exercise of such preemptive rights with respect to the issuance of new shares, debentures and warrants convertible into new shares up to the limit of the authorized capital, provided that the distribution of these securities is effected:

•	on a stock exchange;

•	in a public offering;

•	through an exchange of shares in a public offering, with the purpose of acquiring control of another company; or

•	through the use of certain tax incentives.

In the event of a capital increase, which would maintain or increase the proportion of capital represented by preferred shares, holders of Embratel Holdings’ ADSs, or of the preferred shares, would have preemptive rights to subscribe only to Embratel Holdings’ newly issued preferred shares. In the event of a capital increase, which would reduce the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have preemptive rights to subscribe to Embratel Holdings’ preferred shares, in proportion to their shareholdings and to Embratel Holdings’ common shares only to the extent necessary to prevent dilution of their interest in Embratel Holdings’ capital.

Preemptive rights to purchase shares may not be offered to U.S. holders of ADSs unless a registration statement under the Securities Act of 1933, or the Securities Act, is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of Embratel Holdings’ ADSs, who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Redemption rights

Our common shares and preferred shares are not redeemable, except that a dissenting shareholder is entitled under Brazilian corporate law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

(1)	to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (unless such actions are provided for or authorized by the by-laws);

(2)	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

(3)	to reduce the mandatory distribution of dividends;

(4)	to change our corporate purposes;

(5)	to merge us with another company or consolidate us;

(6)	to transfer all of our shares to another company to make us a wholly owned subsidiary of such company, an incorporação de ações;

(7)	to approve the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian corporate law;

(8)	to approve our participation in a centralized group of companies as defined under Brazilian corporate law; or

(9)	if the entity resulting from (a) a merger, (b) an incorporação de ações as described in clause (6) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the general shareholders’ meeting at which such decision was taken.

Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require us to redeem their shares. The right of redemption mentioned in items (5), (6) and (8) above may only be exercised if our shares do not satisfy certain tests of liquidity at the time of the shareholder resolution. The right of redemption lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting, unless, in the case of items (1) and (2) above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the publication of the minutes of the special meeting.

We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended Brazilian corporate law, contains provisions which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. Our by-laws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian corporate law would be made at no less than the book value per share, determined on the basis of the last balance sheet approved by the shareholders; provided that if the general shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such general shareholders’ meeting.

Form and transfer

Embratel Holdings’ shares are maintained in book-entry form with a transfer agent, Banco Itaú S.A. The transfer of the shares is made in accordance with the applicable provision of Brazilian corporate law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser. To conduct the transfer of shares, the transfer agent shall be given a written order of the seller, or judicial authorization or order, in an appropriate document, which shall remain in the possession of the transfer agent. Embratel Holdings’ preferred shares underlying the ADSs are registered on the transfer agent’s records in the name of Banco Itaú S.A.

Transfers of shares by a foreign investor, in general, are subject to the same rules applicable to Brazilian individuals. In case the foreign investment in Embratel Holdings’ shares is directly registered with the Central Bank of Brazil, according to the Brazilian capital market foreign investment regulations, the foreign investor should also seek amendment of the foreign investment certificate of registration, in the case of exercising the shareholder’s preemptive rights. The amendment to the foreign investment certificate of registration is typically conducted by the foreign investor’s local agent to reflect the ownership of the newly issued shares.

The São Paulo Stock Exchange operates a central clearing system. To have Embratel Holdings’ shares under the São Paulo clearing systems, the shares must be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are put under custody of the relevant stock exchange must be reflected in our shareholders’ register. Each participating shareholder will, in such case, be registered in the register of our beneficial shareholders, maintained by the relevant stock exchange, and shall obtain substantially the same information provided to the registered shareholders.

Liquidation procedures

In the event of the liquidation of Embratel Holdings, the holders of preferred shares would be entitled to priority in relation to the holders of common shares in the reimbursement of capital. The amount to which they would be entitled is based on the portion of the capital stock represented by the preferred shares, as adjusted from time to time to reflect any capital increases or reductions. First, after all the creditors of Embratel Holdings had been paid, the residual assets would be used to return the amount of capital represented by the preferred shares to its holders. Once the holders of preferred shares had been fully reimbursed, the holders of the common shares would be reimbursed on the portion of the capital stock represented by the common shares. All the shareholders of Embratel Holdings would participate equally and ratably in any remaining assets.

By-laws of Embratel

Embratel is registered before the Junta Comercial do Rio de Janeiro, JUCERJ, under No. 3330000340-1. According to Section 2 of its by-laws, the main corporate purpose is to operate, exploit and provide fixed commuted telephone services subject to the terms and conditions of the concessions. There are no provisions in Embratel’s by-laws with respect to (1) a board member’s power to vote on proposals in which the board member is materially interested, (2) a board member’s power to vote in favor of compensation for himself or herself in the absence of an independent quorum, (3) age limits for retirement of board members, (4) required shareholding for officer qualification, (5) anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control, or (6) disclosure of share ownership. However, Brazilian corporate law requires that a director (conselheiro) of a corporation (sociedade anônima) own shares in that corporation. See “Item 10. Additional Information—By-laws of Embratel Holdings” for a description of the conflict of interest provisions that apply to directors and executive officers under Brazilian corporate law.

Embratel’s issuance of commercial paper, and the incurrence of certain material obligations, shall be preceded by approval from the board of directors, according to the provisions set forth in Section 16 of Embratel’s by-laws.

Embratel’s share capital is comprised of common shares, all without par value. At December 31, 2004 and 2003, there were 4,723,843,847 common shares. At May 23, 2005, as a result of our issuance of 1,013,962,398 common shares in a capital increase there were 5,737,806,245 common shares. Share capital may be increased by resolution of the board of directors, up to the limit authorized by the by-laws. Any increase in the authorized capital must be approved by shareholders’ vote.

Embratel’s controlling shareholder elected the members of the board of directors. Board members, even if elected by one specific shareholder, have fiduciary duties towards the company and all of its respective shareholders.

Voting rights

Each of Embratel’s common shares entitles the holder to one vote at shareholders’ meetings. See “Item 10. Additional Information—By-laws of Embratel Holdings—Shareholders’ meetings” for a description of the Brazilian corporate law provisions relating to shareholders’ meetings.

Preemptive rights

Each of Embratel’s shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in total capital. Embratel must observe a minimum period of 30 days following the publication of the capital increase notice for the exercise of preemptive rights by shareholders. The right of participation in capital increases is assignable and negotiable under Brazilian corporate law. A shareholders’ meeting can eliminate preemptive rights under the circumstances described above under “Item 10. Additional Information—By-laws of Embratel Holdings—Preemptive rights.”

Redemption rights

Embratel’s common shares are not redeemable, except for the right of a dissenting shareholder to seek redemption upon the circumstances described above in “Item 10. Additional Information—By-laws of Embratel Holdings—Redemption Rights.”

Form and transfer

Embratel’s shares are nominative. The transfer of the shares is made in accordance with the applicable provision of Brazilian corporate law, which provides that a transfer of shares is effected by an entry made on its Share Transfer Book (Livro Transferência de Ações Nominativas).

Exchange Controls and Other Limitations Affecting Security Holders

There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares or common shares represented by America Depositary Shares, or holders who have exchanged America Depositary Shares for preferred shares or common shares, from converting dividends, distributions or the proceeds from any sale of preferred shares or common shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of America Depositary Shares could adversely affect holders of American depositary receipts.

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Under Resolution No. 2,689, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

•	complete the appropriate foreign investor registration form,

•	register as a foreign investor with the CVM, and

•	register its foreign investment with the Central Bank of Brazil.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of America Depositary Shares by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of American Depositary Shares who are not resident in a tax haven jurisdiction (i.e., a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.

An electronic registration has been issued by the custodian in the name of The Bank of New York, the depositary, with respect to the America Depositary Shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares or common shares represented by America Depositary Shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges America Depositary Shares for preferred shares or common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131 or Resolution No. 2,689. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares or common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of America Depositary Shares. See “Item 10. Additional Information—Taxation—Brazil.”

As of March 14, 2005, there is a single foreign exchange market in Brazil. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in this market. In the past, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. Although rates are freely negotiated in the foreign exchange market, they may be strongly influenced by the Central Bank’s intervention. See “Item 3. Key Information—Exchange Rates.”

Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged America Depositary Shares for underlying preferred shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

Taxation

The following summary contains a description of the principal Brazilian income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder as in effect on the date hereof, which are subject to change. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related documents will be performed in accordance with its terms. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. PROSPECTIVE HOLDERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE PREFERRED SHARES OR ADSs IN THEIR PARTICULAR CIRCUMSTANCES.

Brazil

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred shares, that has registered its investment in preferred shares with the Central Bank of Brazil as a U.S. dollar investment (in each case, a “non-Brazilian holder”). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian holders of preferred shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

Taxation of dividends

Dividends, including dividends paid in kind (1) to the Depositary in respect of the preferred shares underlying the ADSs or (2) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax in the case of distributions of profits earned on or after January 1, 1996.

Brazil has entered into tax treaties with several countries. However, there is currently no tax treaty between the United States and Brazil. The only Brazilian tax treaty now in effect that, if certain conditions are met, would reduce the generally applicable rate of the withholding tax on dividends (if they were taxable) below 15% is the treaty with Japan, which would reduce such rate to 12.5% under the circumstances stated in such treaty.

Taxation of gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are normally not subject to Brazilian tax.

According to Brazilian Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. If the disposition of assets is interpreted to include a disposition of the ADSs, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs by a non-resident of Brazil to another non-resident of Brazil. Because Brazilian Law No. 10,833 has not yet been the subject of authoritative interpretation, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs between non-residents could ultimately prevail in the courts of Brazil.

The deposit or withdrawal of preferred shares in exchange for the ADSs is not subject to Brazilian tax, unless the amount previously registered as a foreign investment in preferred shares is lower than (1) the average price of a preferred share on such date, or (2) if no preferred shares were traded on that date, the average price of stock on the Brazilian stock exchange on which the greatest number of preferred shares were traded in the fifteen trading sessions immediately preceding such deposit. In that case, the difference between such average price and the amount previously registered as a foreign investment in preferred shares will be the amount subject to Brazilian tax. On receipt of the underlying preferred shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below under “Item 10. Additional Information—Taxation—Brazil—Registered Capital.”

Non-Brazilian holders are normally not subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 20% on gains realized on sales or exchanges of preferred shares that occur in Brazil or with a resident of Brazil outside of a Brazilian stock exchange.

Non-Brazilian holders are generally subject to a 20% withholding tax on gains realized on sales or exchanges in Brazil of preferred shares that occur on a Brazilian stock exchange, unless the sales are:

•	made by a non-Brazilian holder within five business days of the withdrawal of the preferred shares in exchange for ADSs, and the proceeds thereof are remitted abroad within such five-day period;

•	made under the Annex IV Regulations by certain qualified non-Brazilian institutional holders who register with the CVM; or

•	made by investors under Resolution 2,689. Gains realized from transactions on a Brazilian stock exchange by certain qualified non-Brazilian investors under the Annex IV Regulations or Resolution 2,689 are not subject to Brazilian tax.

However, pursuant to Law No. 9,959 enacted on January 27, 2000, preferential tax treatment of ADSs, Annex IV transactions and foreign investors under Resolution 2,689 is not applicable to transactions occurring on or after January 1, 2000, if the non-Brazilian holder of ADSs or preferred shares resides in a tax haven (defined as a jurisdiction that does not impose income tax at a rate of at least 20%).

The gain realized is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency without any adjustment for inflation, of the shares sold. The gain realized as a result of a transaction with respect to shares registered as an investment with the Central Bank of Brazil (and not subject to the Annex IV Regulations) will be calculated based on the foreign currency amount registered with the Central Bank of Brazil. There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under the Annex IV Regulations and Resolution 2,689 will not be changed. Reductions in the tax rate provided for by Brazil’s tax treaties do not apply to tax on gains realized on sales or exchanges of preferred shares.

Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred shares by the Depositary on behalf of holders of ADSs will be subject to the same rules of taxation applicable to the sale or assignment of preferred shares.

Distributions of dividends

In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on capital (Juros sobre o Capital Próprio). Such interest is limited to the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank of Brazil on a quarterly basis, and cannot exceed the greater of (1) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made or (2) 50% of retained earnings.

Distributions of interest on capital (Juros sobre o Capital Próprio) paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (except for interest due to the federal government, which is exempt from tax withholding; interest due to holders of ADSs or preferred shares who qualify for the benefits of the tax treaty with Japan, which is subject to 12.5% withholding tax; and, interest due to non-Brazilian holders of ADSs or preferred shares who reside in a tax haven, as defined above, which is subject to a 25% withholding tax, as described below) and we shall be able to deduct such amount for purposes of the Corporate Income Tax, or IRPJ, and Social Contribution on Profit, or CSLL, (both of which are levied on our profits) as long as the payment of a distribution of interest is approved in our annual shareholders’ meeting. The amount of distributions of interest on capital will be determined by our board of directors. No assurance can be given that our board of directors will not determine that future distributions of profits will be made by means of interest on capital instead of by means of dividends. Under Brazilian law and regulations, the amount paid to shareholders as interest on capital (net of any withholding tax) may be treated as payment in lieu of or as part of the Mandatory Dividend and Preferred Dividend. In addition, any Brazilian corporation distributing interest on capital is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received (after payment of withholding taxes) is at least equal to the Mandatory Dividend.

Distributions of interest on capital in respect of the preferred shares, including to holders of ADSs, may be converted into U.S. dollars and remitted outside of Brazil to U.S. holders, subject to relevant exchange restrictions.

Beneficiaries domiciled in tax havens or low tax jurisdictions

Law No. 9,779, dated January 19, 1999, states that with limited exceptions, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary so residing or domiciled, the applicable income tax rate will be 25% instead of 15%. Currently, capital gains also are subject to the 25% tax, if the beneficiary resides in a tax haven. Pursuant to Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who reside in tax havens are also excluded, as of January 1, 2000, from the tax incentives granted to Annex IV investors, holders of ADSs and investors under Resolution No. 2,689, and will be subject to the same tax treatment applicable to other non-Brazilian holders.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil.

There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Pursuant to Decree 2,219, dated May 2, 1997, a financial transaction tax, or the IOF, may be imposed on the conversion into Brazilian currency of the proceeds of a foreign investment in Brazil (including investments in preferred shares and ADSs and investments made under the Annex IV Regulations) and may also be imposed upon the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate is currently 0%. Although the Minister of Finance has the legal power to increase the rate to a maximum of 25%, any such increase will be applicable only to transactions occurring after such increase becomes effective.

The temporary contribution on financial transactions (“CPMF Tax”) will not affect non-resident investors, unless the investor has a bank account in Brazil. Transactions made through a stock market are exempt of CPMF Tax. The responsibility for the collection of the CPMF Tax lies with the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF Tax is levied on the amount to be remitted abroad in Brazilian reais.

Registered capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized with respect to, disposition of preferred shares. The Registered Capital for each preferred share purchased in the form of an ADS, or purchased in Brazil, and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (in U.S. dollars). The Registered Capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (1) the average price of the preferred share on the Brazilian stock exchange on which the greatest number of preferred shares was sold on the day of withdrawal, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares was sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average Commercial Market Rates quoted by the Central Bank of Brazil on such date (or, if the average price of preferred shares is determined under clause (2) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

United States

This summary describes the principal U.S. federal income tax consequences for a U.S. holder (as defined below) of owning shares of our preferred stock or ADSs. This summary applies to you only if you hold shares of preferred stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of preferred stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of preferred stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of shares of preferred stock or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a share of preferred stock or an ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the share of preferred stock or ADS.

Shares of our preferred stock will be treated as equity for U.S. federal income tax purposes. In general, if you hold ADSs, you will be treated as the holder of the shares of preferred stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the shares of preferred stock represented by that ADS.

Taxation of dividends

The gross amount of cash dividends that you receive (prior to deduction of Brazilian taxes), generally, will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in reais will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the Depositary’s) receipt of the dividend, regardless of whether the payment is, in fact, converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15%, if the dividends are “qualified dividends.” Dividends paid on the preferred shares or ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2005 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of shares of preferred stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and other dispositions

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of preferred stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of preferred stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Net long-term capital gain recognized by an individual U.S. holder before January 1, 2009 is generally subject to taxation at a maximum rate of 15%.

Foreign tax credit considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Brazilian taxes withheld from dividends on shares of preferred stock or ADSs, so long as you have owned the shares of preferred stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Any such Brazilian taxes generally will be treated for U.S. federal income tax purposes as imposed on “passive” income. Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law.

Brazilian taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

U.S. information reporting and backup withholding rules

Payments in respect of the shares of preferred stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Documents on Display

Embratel Holdings and Embratel are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly files reports and other information with the SEC. Reports and other information filed by Embratel Holdings with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these materials by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect Embratel Holdings’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Embratel Holdings’ America Depositary Shares are listed. Embratel Holdings’ SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, on our website at http://www.embratel.com.br and at the offices of the New York Stock Exchange. For further information on obtaining copies of Embratel Holdings’ public filings at the New York Stock Exchange, you should call (212) 656-5060.

We also file financial statements and other periodic reports with the CVM.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because some of our financing costs are denominated in currencies, primarily the U.S. dollar, other than those in which we earn revenues, primarily the real.

Similarly, we are subject to market risk from changes in interest rates, which may affect the cost of our financing. As discussed in Note 23 to our audited consolidated financial statements and Note 23 to Embratel’s audited consolidated financial statements, we use derivative instruments to manage risks and reduce our exposure resulting from fluctuations in currency exchange rates. However, we do not cover entirely our exposure to the currency exchange rate fluctuation risks through the use of such derivative instruments.

Foreign Currency Swap Agreements

Embratel has loans denominated in foreign currency, mainly U.S. dollars, with variable rates of interest. Accordingly, it is exposed to market risk from changes in foreign currency exchange rates and interest rates. Embratel manages risk arising from fluctuations in foreign currency exchange rates, which affect the amount of Brazilian reais necessary to pay the foreign currency-denominated obligations, by using derivative financial instruments, primarily currency swaps.

While such instruments may reduce Embratel’s foreign currency exchange risks, they do not eliminate them. Credit risk exposure is managed by applying a formula that considers the credit rating and net worth of the counterparty to determine whether to pursue the transaction and what limit on exposure to apply. We do not consider the risk of non-performance by the counterparties to be significant. Embratel does not hold or issue derivatives for speculative or trading purposes.

Our policy is to conduct hedges on a case-by-case basis. We have determined that we will take opportunities to enter into derivative contracts when market conditions are favorable. To reduce the impact on its obligations of devaluations of the Brazilian real, at December 31, 2004, Embratel had outstanding currency swap contracts in the notional amount of R$725.4 million, with maturities ranging from January 3, 2005 through December 12, 2008. Embratel also had US$65 million in currency forwards with maturities at January 12, 2005 and March 16, 2005. Under the terms of these swap arrangements, Embratel is required to pay the counterparties the amounts, if any, by which the variation of the CDI rate (the interest rate applicable to inter-bank certificates in Brazil) on the notional value exceeds the variation of the foreign currency exchange rate for the same period.

Likewise, if the exchange rates exceed the CDI rate, we would receive the applicable difference. The gains and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest income or expense in the period in which the change occurs.

The following tables present the currency swap transactions that we had outstanding as of December 31, 2004, 2003 and 2002:

As of December 31, 2004
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability)	Market Value
				(in thousands of U.S. dollars)	(in thousands of reais)
December 11, 2003 to December 30, 2004	January 3, 2005 to December 12, 2008	31	USD x CDI	258,891	87,145	84,592

As of December 31, 2003
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability)	Market Value
				(in thousands of U.S. dollars)	(in thousands of reais)
May 8, 2001 to May 12, 2003	March 25, 2004 to June 1, 2004	9	JPY x CDI	91,283	516	(2,026)
October 31, 2001 to December 19, 2003	January 28, 2004 to December 12, 2008	49	USD x CDI	358,699	43,293	48,642

Total				449,982	43,809	46,616

As of December 31, 2002
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability)	Market Value
				(in thousands of U.S. dollars)	(in thousands of reais)
May 8, 2001 to June 3, 2002	January 15, 2003 to June 1, 2004	25	JPY x CDI	350,905	324,297	217,455
July 16, 2001 to June 7, 2002	January 28, 2003 to August 13, 2004	19	USD x CDI	256,296	175,062	106,079

Total				607,201	499,359	323,534

Currency Forward

In 2004, Embratel also entered into currency forward agreements that are intended to protect it from increased liability under its foreign currency and interest rate in the eventual depreciation of the real against U.S dollar.

The contracts outstanding at December 31, 2004 were as follows:

As of December 31, 2004
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability)	Market Value
				(thousands of U.S. dollars)	(in thousands of reais)
November 4, 2004	January 12, 2005 and March 16, 2005	2	USD x R$	65,000	18,189	15,138

Exchange Rate Risk

In 2003, we consolidated our financial risk management processes and adopted the RiskMetrics Parametrical Value at Risk, or the VaR, system (a system used worldwide and adapted to the methodology of the Brazilian Central Bank). We seek to limit value at risk of exchange rate fluctuations to 5% of net equity. Our objective is to protect against variations in exchange rates for all foreign-denominated debt with a maturity of less than one year (market conditions permitting) through the use of currency swaps and other hedging strategies. Through this policy, we seek to balance the need for preserving cash and protecting against the negative effect of significant variations in exchange rates. We have exchange rate exposure with respect to the U.S. dollar and, to a lesser extent, the Euro. At December 31, 2004, our net indebtedness (taking into account the hedge effect) in foreign currency was R$2,358.0 million, which included R$2,198.6 million denominated in U.S. dollars, and R$159.4 million denominated in Euro.

In 2004, the U.S. dollar depreciated 8.13% with respect to the real. At December 31, 2004 the value of our U.S. dollar to real swap position was R$84.6 million (market value). We recognized the value of our currency swap positions as adjustments to interest income. At December 31, 2004, the VaR system calculated the value at risk with respect to foreign-denominated debt for which we have not entered into currency swaps or other risk-management strategies as R$123.6 million, which is equivalent to 2.73% of net equity.

The potential immediate loss to us that would result from a hypothetical 20% change in foreign currency exchange rates based on this position would be approximately R$280.3 million, considering the offsetting effect of our derivative hedging instruments. In addition, if such a change were to be sustained, our cost of financing would increase in proportion to the change. This sensitivity analysis assumes an unfavorable 20% fluctuation in all of the exchange rates affecting all the foreign currencies in which the indebtedness described above are denominated and does not take into account the offsetting effect of such a change on our foreign-currency denominated revenues (principally payments from international operators). Since consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on our results of operations. In 2004, we reduced our foreign-currency denominated debt by US$334.2 million.

Interest Rate Risk

At December 31, 2004, we had, in all currencies, R$3,429.8 million in loans and financings outstanding, of which R$1,244.9 million bore interest at fixed interest rates, and R$2,184.9 million bore interest at floating rates. The potential loss that we would have suffered over one year resulting from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to our indebtedness on December 31, 2004 would be R$28.6 million. We invest our excess liquidity (R$661.7 million at December 31, 2004) mainly in short-term instruments denominated in Brazilian reais (and approximately R$124.6 million in U.S. dollar denominated instruments). The potential loss that we would have over one year resulting from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets on December 31, 2004 would be approximately R$7.9 million. The sensitivity analyses above are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Embratel Holdings has carried out an evaluation under the supervision and with the participation of Embratel Holdings’ management, including the President and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report. Embratel carried out a similar evaluation, relying primarily on Embratel Holdings’ evaluation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the evaluation described above, the President and Chief Financial Officer of Embratel Holdings and the President and Chief Financial Officer of Embratel concluded that, as of the end of the period covered by this annual report, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that Embratel Holdings or Embratel, as applicable, files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in Embratel Holdings’ or Embratel’s internal control over financial reporting, during the fiscal year ended December 31, 2004, that has materially affected or is reasonably likely to materially affect Embratel Holdings’ or Embratel’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee. Accordingly certain rules under the U.S. federal securities laws that would otherwise apply to the audit committee apply to our board of directors as a whole. We believe that the members of our board of directors have sufficient financial and other experience to perform their responsibilities under these rules. Notwithstanding the board members’ financial and other experience, the board of directors has determined that the board of directors does not include an “audit committee financial expert” within the meaning of this Item 16A.

As described above in “Item 6. Directors, Senior Management and Employees,” we expect, on or before July 31, 2005, to designate our fiscal council as the alternate body responsible for carrying out the responsibilities of an audit committee under the exemption to the audit committee requirements of Exchange Act Rule 10A-3 provided by Rule 10A-3(c)(3). We also expect that our fiscal council will include an “audit committee financial expert” within the meaning of this Item 16A.

Embratel does not have an audit committee, and its board of directors does not include an “audit committee financial expert” within the meaning of this Item 16A. However, we believe that the members of Embratel’s board of directors have sufficient financial and other experience to perform their responsibilities under the applicable rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics, which we call “Financial Management Area Code of Conduct,” applies to the members of our financial department, including the Presidents, Vice-Presidents, Chief Financial Officers and Controllers of Embratel Holdings and Embratel. The code of ethics is posted on our Internet website at http://www.embratel.com.br. A copy of the code of ethics may be obtained free of charge by accessing our website at the above address or by contacting the Embratel Holdings investor relations department at (55) 21 21 21 64 74. No waivers, either explicit or implicit, of provisions of the code of ethics were granted to the Chief Executive Officers, Chief Financial Officers or Controllers of either Embratel Holdings or Embratel in 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes and its affiliates billed the following fees to us for professional services in 2003 and 2004.

	Year ended December 31,
	2003		2004
	(in thousands of reais)
Audit Fees	R$	1,170	R$	502
Audit-Related Fees		3,066		61
Tax Fees		86		100
All Other Fees		37		—

Total Fees	R$	4,359	R$	663

“Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Deloitte Touche Tohmatsu for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. In 2004, Audit-Related Fees represented services related to the evaluation of administrative and financial controls in our subsidiaries. In 2003, these fees represented services related to potential and completed acquisitions and services associated with our bond offering in 2003. “Tax Fees” are fees for professional services rendered by Deloitte Touche Tohmatsu for tax compliance services. Fees disclosed under the category “All Other Fees” represent services rendered in 2003 related to the identification and cataloging of our various IT initiatives and business consulting services related to potential strategic initiatives.

Ernst & Young Auditores Independentes S.S. and its affiliates billed the following fees to us for professional services in 2004.

	Year ended December 31, 2004
	(in thousands of reais)
Audit Fees	R$	1,380
Audit-Related Fees		135
Tax Fees		78
All Other Fees		19

Total Fees	R$	1,612

“Audit Fees” are the aggregate fees billed by Ernst & Young for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and represent primarily services related to our capital increase. “Tax Fees” are fees for professional services rendered by Ernst & Young for tax compliance services. “All Other Fees” represent services related to the translation of reports from Portuguese into English.

Audit Committee’s Pre-approval Policies

Our board of directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our board of directors requires management to obtain the board’s approval before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our board of directors pre-approves or approves all audit and permitted non-audit services provided by Deloitte Touche Tohmatsu, the principal auditor to Embratel Holdings and its subsidiaries (including Embratel) until July 2004, and Ernst and Young, our current auditor.

Each year, the independent auditor prepares a detailed list of services that it proposes to perform during the coming year or submits the services for approval on an individual basis as needed. These proposed services are presented to the board of directors, which considers and pre-approves or approves the services. Management is not permitted to engage our auditors for any audit or non-audit service that is not on the list of services pre-approved by the board of directors without first returning to the board of directors for approval of such additional services.

On or before July 31, 2005, we expect to designate our fiscal council as the alternate body responsible for carrying out the responsibilities of an audit committee under the exemption to the audit committee requirements of Exchange Act Rule 10A-3 provided by Rule 10A-3(c)(3). In that capacity, our fiscal council will adopt its own pre-approval policies.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below sets forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate real value) of shares that may yet be purchased under our plans and programs.

2004	Total Number of Shares Purchased	Average Price Paid per Share in reais	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs(2)
January 1-31(1)	28,064,500	9.56	—	—
February 1-28	247,975,000	7.96	247,975,000	9,541,298,868
March 1-31	546,400,000	8.32	546,400,000	9,540,878,164
April 1-30	954,400,000	8.37	954,400,000	9,540,037,892
May 1-31	293,000,000	6.90	293,000,000	9,539,767,266
June 1-30	—	—	—	9,540,005,248
July 1-31	—	—	—	9,540,682,671
August 1-31	—	—	—	9,540,801,476
September 1-30	—	—	—	9,540,822,310
October 1-31	—	—	—	9,540,867,179
November 1-30	—	—	—	9,540,981,184
December 1-31	—	—	—	9,540,995,618
Total	2,069,839,500	8.12	2,041,775,000

(1)	Transactions were repurchases by us of shares sold to employees upon exercise of outstanding stock options.
(2)	The share repurchase program was announced on January 29, 2004 and took effect on February 4, 2004, approving repurchases of up to 9,541,479,548 preferred shares. The plan expired on February 3, 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1, incorporated by reference herein.

ITEM 19. EXHIBITS

1.1	Amended by-laws of Embratel Holdings, dated January 5, 2005 (English translation) (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the registration statement on Form F-3 of Embratel Holdings, filed with the Securities and Exchange Commission on February 7, 2005 (File No. 333-121623)).

1.2	By-laws of Embratel incorporated by reference to our amended annual report on Form 20-F, filed with the Securities and Exchange Commission on June 9, 2004 (File No. 001-14499).

1.3	Amendment to the By-laws of Embratel (incorporated by reference to our amended annual report on Form 20-F, filed with the Securities and Exchange Commission on June 9, 2004 (File No. 001-14499)).

2.1	Form of Deposit Agreement (including the form of American Depositary Receipt) among Embratel Participações S.A., the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 1 to Post Effective Amendment No. 1 to the Registration Statement of Embratel Participações S.A. on Form F-6, filed on June 6, 2003 (File No. 333-9472)).

8.1	Subsidiaries of Embratel Holdings

8.2	Subsidiaries of Embratel

12.1	Certification of Chief Executive Officer of Embratel Holdings

12.2	Certification of Chief Financial Officer of Embratel Holdings

12.3	Certification of Chief Executive Officer of Embratel

12.4	Certification of Chief Financial Officer of Embratel

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel Holdings

13.2	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ Carlos Henrique Moreira
	Name:	Carlos Henrique Moreira
	Title:	Chief Executive Officer

By:	/s/ José Formoso Martínez
	Name:	José Formoso Martínez
	Title:	Vice-President

Date: June 29, 2005

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. —EMBRATEL

By:	/s/ Carlos Henrique Moreira
	Name:	Carlos Henrique Moreira
	Title:	Chief Executive Officer

By:	/s/ José Formoso Martínez
	Name:	José Formoso Martínez
	Title:	General Officer

Date: June 29, 2005

Exhibit Index

1.1	Amended by-laws of Embratel Holdings, dated January 5, 2005 (English translation) (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the registration statement on Form F-3 of Embratel Holdings, filed with the Securities and Exchange Commission on February 7, 2005 (File No. 333-121623)).

1.2	By-laws of Embratel incorporated by reference to our amended annual report on Form 20-F, filed with the Securities and Exchange Commission on June 9, 2004 (File No. 001-14499).

1.3	Amendment to the By-laws of Embratel (incorporated by reference to our amended annual report on Form 20-F, filed with the Securities and Exchange Commission on June 9, 2004 (File No. 001-14499)).

2.1	Form of Deposit Agreement (including the form of American Depositary Receipt) among Embratel Participações S.A., the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 1 to Post Effective Amendment No. 1 to the Registration Statement of Embratel Participações S.A. on Form F-6, filed on June 6, 2003 (File No. 333-9472)).

8.1	Subsidiaries of Embratel Holdings

8.2	Subsidiaries of Embratel

12.1	Certification of Chief Executive Officer of Embratel Holdings

12.2	Certification of Chief Financial Officer of Embratel Holdings

12.3	Certification of Chief Executive Officer of Embratel

12.4	Certification of Chief Financial Officer of Embratel

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel Holdings

13.2	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel

Consolidated Financial Statements

Embratel Participações S.A. and Subsidiaries

December 31, 2004, 2003 and 2002 with Report of Independent Auditors

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Embratel Participações S.A.

We have audited the accompanying consolidated balance sheet of Embratel Participações S.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embratel Participações S.A. and subsidiaries as of December 31, 2004, and the consolidated results of its operations and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 34 to the consolidated financial statements).

Rio de Janeiro, January 31, 2005

(except with respect to Note 33, as to which the date is May 23, 2005)

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Pedro Lucio Siqueira Farah

Pedro Lucio Siqueira Farah

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Embratel Participações S.A.

Rio de Janeiro - RJ, Brazil

We have audited the accompanying consolidated balance sheets of Embratel Participações S.A. and subsidiaries as of December 31, 2003 and the consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2003, all expressed in Brazilian Reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Our audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embratel Participações S.A. and subsidiaries as of December 31, 2003, and the results of their operations, the changes in shareholders’ equity and the changes in their financial position for each of the two years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

As discussed in Note 36, the Company has restated its statements of cash flows prepared in accordance with U.S. GAAP for the years ended December 31, 2003 and 2002.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Rio de Janeiro, Brazil

March 17, 2004 (except with respect to the matters discussed in Notes 34 and 35, as to which the date is May 21, 2004 and Note 36, as to which the date is June 21, 2005).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais)

	2004	2003
Assets
Current assets:
Cash and cash equivalents	832,028	1,719,496
Trade accounts receivable, net	1,428,059	1,672,037
Deferred and recoverable taxes	387,572	465,719
Advances to Telecommunications Companies	194,610	52,130
Inventories	48,383	14,017
Other current assets	164,426	204,130

	3,055,078	4,127,529

Non-current assets:
Deferred and recoverable taxes	1,306,320	1,151,696
Legal deposits	209,477	381,561
Other non-current assets	37,287	69,930

	1,553,084	1,603,187

Permanent assets:
Investments	1,594	39,888
Property, plant and equipment	6,572,605	7,194,329
Deferred assets	92,446	2,870

	6,666,645	7,237,087

Total assets	11,274,807	12,967,803

	2004	2003
Liabilities and shareholders’ equity
Current liabilities:
Loans and financing	2,099,185	1,217,256
Accounts payable and accrued expenses	1,355,840	1,822,611
Taxes and contributions	432,194	347,358
Dividends and interest payable on capital	35,594	114,244
Payroll and related accruals	73,781	87,585
Employees’ profit sharing	33,190	52,107
Provision for contingencies	477,264	73,749
Actuarial liability – Telos	68,342	64,442
Related party liabilities	—	11,994
Other current liabilities	60,991	174,820

	4,636,381	3,966,166

Non-current liabilities:
Loans and financing	1,330,621	3,373,341
Actuarial liability – Telos	370,764	328,803
Taxes and contributions	48,919	52,061
Sundry credits and other liabilities	915	14,890

	1,751,219	3,769,095

Deferred income	144,134	135,358

Minority interest	216,703	222,382

Shareholders’ equity:
Capital stock paid-in	2,273,913	2,273,913
Revenue reserves	2,268,675	2,620,022
Treasury shares	(16,218)	(19,133)

	4,526,370	4,874,802

Total liabilities and shareholders’ equity	11,274,807	12,967,803

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais, except net income (loss) per thousand outstanding shares)

	2004	2003	2002
Gross operating revenue
Telecommunications services and equipment sales	9,687,605	9,177,182	9,482,424
Gross revenue deductions	(2,354,737)	(2,133,572)	(2,110,794)

Net operating revenue	7,332,868	7,043,610	7,371,630
Cost of services and goods sold	(4,994,389)	(4,715,149)	(5,000,987)

Gross profit	2,338,479	2,328,461	2,370,643

Operating income (expenses):	(2,110,735)	(1,698,228)	(2,059,305)

Selling expenses	(900,126)	(788,949)	(1,095,089)
General and administrative expenses	(1,107,339)	(984,178)	(994,745)
Other operating income (expenses), net	(103,270)	74,899	30,529

Operating income before financial expenses, net	227,744	630,233	311,338
Financial expense, net	(618,602)	(159,925)	(1,552,385)

Operating income (loss)	(390,858)	470,308	(1,241,047)

Extraordinary non-operating income– ILL	106,802	—	198,131
Other non-operating income (expenses), net	(43,345)	(70,401)	10,989

Income (loss) before taxes and minority interest	(327,401)	399,907	(1,031,927)

Income tax and social contribution benefit (expense)	25,376	(136,906)	414,196
Minority interest	(37,231)	(39,367)	(8,611)

Net income (loss) for the year	(339,256)	223,634	(626,342)

Quantity of outstanding shares (in thousands)	332,964,465	333,419,064	332,629,361

Net income (loss) per thousand outstanding shares (in reais)	(1.02)	0.67	(1.88)

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

		Revenue reserves
				Retention of profits
	Capital stock paid-in	Legal reserve	Unrealized earnings reserve	Reserve for investments	Treasury shares	Retained earnings	Total
Balances as of January 1, 2002	2,273,913	190,491	1,721,622	—	(41,101)	1,201,747	5,346,672
Repurchase of shares	—	—	—	—	(534)	—	(534)
Other	—	—	—	—	—	(3)	(3)
Net loss for the year	—	—	—	—	—	(626,342)	(626,342)

Balances as of December 31, 2002	2,273,913	190,491	1,721,622	—	(41,635)	575,402	4,719,793
Sale (Repurchase) of shares	—	—	—	—	22,502	(20,121)	2,381
Prescribed dividends	—	—	—	—	—	14,472	14,472
Realization of unrealized earnings reserve	—	—	(131,472)	—	—	131,472	—
Net income for the year	—	—	—	—	—	223,634	223,634
Donations and grants	—	—	—	—	—	659	659
Destination of profits -
Constitution of legal reserve	—	11,215	—	—	—	(11,215)	—
Proposed dividends	—	—	—	—	—	(86,137)	(86,137)
Constitution of reserve for investments	—	—	—	258,413	—	(258,413)	—
Transfer to reserve for investments	—	—	—	569,753	—	(569,753)	—

Balances as of December 31, 2003	2,273,913	201,706	1,590,150	828,166	(19,133)	—	4,874,802

Sale (repurchase) of shares (Note 28.d)	—	—	—	—	2,915	(14,146)	(11,231)
Net loss for the year	—	—	—	—	—	(339,256)	(339,256)
Donations	—	—	—	—	—	2,055	2,055
Absorption of accumulated losses				(351,347)	—	351,347	—

Balances as of December 31, 2004	2,273,913	201,706	1,590,150	476,819	(16,218)	—	4,526,370

			2,268,675

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

	2004	2003	2002
Source of funds
From operations:
Net income (loss) for the year	(339,256)	223,634	(626,342)
Expenses (revenues) not affecting working capital-
Minority interests	37,231	39,367	8,611
Depreciation and amortization	1,145,660	1,152,753	1,142,168
Monetary and foreign currency exchange variations and Other charges on non-current liabilities	(111,014)	(391,756)	1,458,740
Monetary and foreign currency exchange variations and Other revenues from non-current assets	(2,059)	(104)	—
Exchange variation on investments	1,671	48,736	(97,317)
Realization of deferred income	(23,135)	(20,396)	(19,132)
Reversal of provision for loss of investment	—	(10,000)	—
Loss on disposal of property, plant and equipment	108,952	21,761	5,887
Results from long-term derivative contracts	70,013	12,083	(228,536)
Long-term deferred income tax and social contribution	(118,300)	110,456	(696,869)
Actuarial liabilities update – Medical Health Care Plan	26,207	24,959	(16,736)
Impairment of goodwill	—	101,489	—
Deposits in court	(32,669)	35,539	—
Pension plan	86,795	46,848	—
Other operating revenues	(27,928)	(25,798)	(26,445)

	822,168	1,369,571	904,029
From third parties:
Increase in non-current liabilities-
Loans and financing	322,454	2,144,249	722,585
Taxes and contributions	104	—	861
Other liabilities	—	4,616	26,093
Transfer from non-current to current assets	366,959	82,187	44,075
Transfer from investment to current assets	37,313	189,274	—
Transfer from property, plant and equipment to current assets	—	15,396	—
Decrease in non-current assets	—	—	181,220
Disposal of property, plant and equipment	37,361	4,784	5,766
Increase in deferred income	31,911	14,485	8,983
Negative goodwill	—	18,655	—
Disposal of treasury shares	5,567	6,666	—
Prescribed dividends	—	14,472	—
Other	2,053	660	1,479

Total sources of funds	1,625,890	3,865,015	1,895,091

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

	2004	2003	2002
Applications of funds:
Increase in non-current assets	120,680	230,880	125,427
Decrease in non-current liabilities	—	26,226	173,122
Transfer from current to non-current assets	43,148	104,541	—
Additions to investments	807	—	98
Additions to property, plant and equipment	630,471	546,377	1,034,700
Additions to deferred assets	101,284	2,870	—
Dividends and interest payable on capital	37,540	121,908	23,728
Effect of capital increase in Star One – minority interest	5,395	5,395	5,395
Repurchase of treasury shares	16,798	4,285	534
Transfer of non-current to current liabilities	2,412,433	793,207	2,279,793

Total applications of funds	3,368,556	1,835,689	3,642,797

Increase (decrease) in net working capital	(1,742,666)	2,029,326	(1,747,706)

Current assets:
At beginning of the year	4,127,529	3,164,880	3,377,607
At end of the year	3,055,078	4,127,529	3,164,880

	(1,072,451)	962,649	(212,727)

Current liabilities:
At beginning of the year	3,966,166	5,032,843	3,497,864
At end of the year	4,636,381	3,966,166	5,032,843

	670,215	(1,066,677)	1,534,979

Increase (decrease) in net working capital	(1,742,666)	2,029,326	(1,747,706)

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

(Amounts expressed in thousands, except as indicated)

1.	Operations and Background

a.	Incorporation

Embratel Participações S.A. (the “Holding Company”) was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telecomunicações Brasileiras S.A. - Telebrás.

The Holding Company holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”).

In November 2000, Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, Embratel transferred its Brazilian satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated. This license is renewable, at a cost to Star One, for an additional 15-year term, subject to Anatel’s regulations.

In August 2003, Embratel incorporated Click 21 Comércio de Publicidade Ltda. (“Click 21”), to provide Internet access and products for residential customers and small companies, including an exclusive domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending faxes, as well as exclusive content.

In December 2003, the Holding Company acquired Vésper Holding S.A. and Vésper Holding São Paulo S.A. as well as their respective subsidiaries (Vésper S.A. e Vésper São Paulo S.A.). The operating companies provide local telephony services in the regions of São Paulo (Region III) and in North-Northeastern of Brazil (Region I). Its local telephony services are rendered in 17 states and its licenses reach 76% of the country’s population. Besides offering an alternative choice of local telecommunications provider for corporate customers. This acquisition strengthens and broadens the Company’s strategy to offering local telephony and broadband access for small businesses and the consumer market. In order to comply with Anatel regulations, the Holding Company will eliminate overlapping service areas by May 26, 2005 through the consolidation of the licenses of Vésper S.A. and Vésper São Paulo S.A. at Embratel.

On March 2, 2004, Embratel acquired CT Torres Ltda. (“CT Torres”) from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc, for US$45 million (R$131 million). The fixed assets of CT Torres are comprised of 622 communications towers. These towers belonged to Vésper São Paulo S.A. and Vésper S.A. until December 2, 2003, when they were returned to CT Torres, then sold to CT Leasing Ltd.

The acquisition assured Embratel a greater return on investment than if Vésper S.A. and Vésper São Paulo S.A. and were to lease towers from a third party.

On July 23, 2004, Teléfonos de México, S.A. de C.V. (“Telmex”) a company established in accordance with the laws of Mexico, acquired all of MCI’s direct and indirect interests in Startel Participações Ltda. and New Startel Participações Ltda., parent companies of the Holding Company, representing 51.79% of common stock (19.26% of total capital). Telmex effected such acquisition through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC. The U.S. Bankruptcy Court Judge approved this operation in the second half of 2004. Approval by ANATEL – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of the Holding Company on July 23, 2004.

On December 13, 2004, in accordance with Brazilian securities legislation, Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC.) offered to purchase shares of the Holding Company from the minority shareholders. Telmex Solutions acquired 47,841,438 thousand shares of additional common stock, thereby increasing Telmex’s stake in the Holding Company to 90.25% of common stock (33.57% of total capital).

b.	Business and Regulatory Environment

The Holding Company, through its subsidiary, Embratel, provides international and domestic long-distance telecommunications services in Brazil. These services include transmission of voice, data and other services, and are performed under the terms of a concession granted by the Federal Government, which will expire on December 31, 2005. Embratel has the right to renew this license for an additional 20-year term, at a cost, subject to Anatel’s regulations.

The business of Embratel and Star One, including the services that they provide and the rates they charge, is regulated by the Agência Nacional de Telecomunicações - Anatel, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and the related regulations, decrees, orders and plans. Embratel and the local fixed telephone operators share interstate and international long-distance revenues through network usage fees based on the terms of an interconnection agreement with Embratel, which became effective in April 1998.

On August 15, 2002, Anatel authorized Embratel to operate indefinitely Switched Fixed Telephony Services (“Sistema Telefônico Fixo Comutado - STFC”), for local services. This authorization is for operations in areas equivalent to regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the Brazilian domestic territory. Embratel started rendering those services effective in December 2002.

In July 2002, another carrier was allowed to provide inter-regional long-distance services from the state of São Paulo. Meanwhile, a separate local service provider also received a fixed telephone long-distance license (Region I) and fixed telephone local licenses (Regions II and III).

As from July 6, 2003, users of the Personal Cellular Service (“Serviço Móvel Pessoal - SMP) must choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, offers its customers the possibility of using pre and post-paid calling cards for cellular phones. Embratel also permits customers making calls from cellular phones to be charged through the normal invoice made by the cellular operators.

The Holding Company and its consolidated subsidiaries are hereinafter referred to as the “Company”.

c.	Working capital deficiency

For the years ended December 31, 2004 and 2002, the Company incurred net losses and at December 31, 2004 the Company has a working capital deficiency of R$1,742,666. Management’s plans to meet working capital requirements and return the Company to profitability are as follows:

c.1.) continuing efforts to reduce operational costs; and

c.2.) lowering financing costs.

2.	Preparation and Presentation of the Consolidated Financial Statements

The consolidated financial statements are the responsibility of Company’s management and were prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”). These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários).

The accompanying financial statements are translated and adapted from the Company’s statutory financial statements issued in Brazil, prepared under Brazilian corporate law, for certain reclassifications, modifications and changes in terminology to conform more closely to reporting practices in the United States of America.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company directly or indirectly controls the subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation. Minority interests refer to the minority shareholder interests in the subsidiaries Embratel and Star One.

The following subsidiaries are included in the consolidated financial statements for the years ended December 31:

	Voting capital stock
	Direct and/or indirect share (%)
	2004	2003
Empresa Brasileira de Telecomunicações S.A. - Embratel	98.8	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	100.0	100.0
Embratel Uruguay S.A.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	100.0
Click 21 Comércio de Publicidade Ltda.	100.0	100.0
Vega 21 Participações Ltda.	100.0	100.0
Vetel 21 Participações Ltda.	100.0	100.0
Vésper Holding S.A.	100.0	100.0
Vésper São Paulo Holding S.A.	100.0	100.0
CT Torres Ltda. (Note 1)	100.0	—
Participation Investment, Inc. (1)	—	100.0

(1)	This subsidiary was dissolved on October 1, 2004.

Certain reclassifications have been made to prior years financial statements in order to be consistent with current year presentation.

3.	Summary of Significant Accounting Practices

a.	Cash and cash equivalents

Cash and cash equivalents refer to bank deposits and highly liquid temporary investments with maturity of 90 days or less when purchased. Cash equivalents are recorded at cost, plus income earned through balance sheet date, which do not exceed market value, when applicable.

b.	Trade accounts receivable, net

Trade accounts receivable, net represents primarily amounts receivable from customers for services rendered, billed and/or unbilled at period end, directly or through operating telecommunications companies, including the taxes related to such services but net of the allowance for doubtful accounts. These services include local, long-distance and international telecommunications services, data communications services and other services.

Allowance for doubtful accounts represents a management estimate of the accounts for which collectibility is deemed unlikely. The Company constantly monitors its accounts receivables past due. Beginning on June 30, 2004, the Company recorded a 100% allowance for doubtful accounts for amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses. Prior to that date, an allowance for doubtful accounts was recognized from the first day after maturity and was gradually increased until reaching 100% after 120 days. This modification in the estimation process did not generate any material effects in the income statement for the year ended December 31, 2004.

c.	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Exchange gains or losses are recorded in the income statement, classified as Financial Expense, net. The effects of exchange rate variation are described in Note 9.

d.	Inventories

Inventories are stated at the average purchase cost less the provision for realization, when applicable, and refer primarily to handsets (digital telephone equipment) recorded in the subsidiaries Vésper S.A. and Vésper São Paulo S.A.

e.	Investments

At December 31, 2003, investments principally represent a holding in the satellite company New Skies, denominated in U.S. dollars, and were recorded at acquisition cost, adjusted for foreign currency exchange gains or losses and net of provisions for probable losses when applicable. The Company’s investment in New Skies was sold in 2004.

Other investments are recorded at cost less provision for losses, when applicable.

f.	Property, plant and equipment

Property, plant and equipment are recorded cost of acquisition and/or construction, less accumulated depreciation, monetarily restated up to December 31, 1995.

The current annual depreciation rates used are calculated on a straight-line basis over the expected useful life of the assets. The depreciation rates are disclosed in Note 17.

Improvements to existing property are capitalized, while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction in progress.

The Company periodically evaluates property, plant and equipment for impairment as a result of technological changes. If the Company determines that property, plant and equipment requires replacement, the remaining depreciation life is shortened to the date of replacement. In circumstances where advance identification is not feasible or where immediate replacement is made in response to changes in business plans or in the technological environment, the residual value of replaced equipment is written-off on the date of retirement from service.

Financial charges arising from financing linked to construction-in-progress are capitalized as part of property, plant and equipment until the asset is placed in service.

As described in Note 17, fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest and, where applicable, are subject to monetary correction.

Vésper São Paulo S.A. and Vésper S.A. have recorded their operating licenses (authorizations) at their acquisition cost, plus financial charges from loans until the start-up of operations, net of amortizations calculated as from the start-up (February 2000) under the straight-line method, based on the original 20-year term for the authorizations (to be amortized through April 2019), and adjusted to their net recoverable amounts.

g.	Deferred assets

Deferred assets refer to the goodwill recorded on the books of CT Torres. Such goodwill resulted from the acquisition of CT Torres by its former parent company. The parent company was subsequently incorporated by CT Torres and the goodwill was transferred to the books of CT Torres. The goodwill is being amortized based on future profitability (Note 18).

Additionally, there are pre-operating expenses recorded in the subsidiaries Click 21, Vésper São Paulo S.A. and Vésper S.A. The balances of the subsidiaries, Vésper São Paulo S.A. and Vésper S.A. have been adjusted to the recoverable amounts and are being amortized over five years.

h.	Vacation pay accrual

Cumulative vacation pay due to employees is accrued as earned.

i.	Income tax and social contribution

Income tax and social contribution are calculated according to the rules and rates prevailing during the year and are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution based on the assumption of its future realization, according to rules established by CVM Instruction No. 371/02 (see Notes 12, 15 and 21).

j.	Loans and financing

Loans and financing are updated based on the exchange or monetary variations and accrued interest as of the balance sheet dates according to the terms defined in the contracts.

k.	Provision for contingencies

The provision for contingencies is recorded to cover any probable losses based on the external and internal legal counsels’ opinions. The basis and nature of the provisions are described in Note 24.

l.	Deferred income

Deferred income relates to the sale of rights of way primarily for optical fiber cables to Brazilian telecommunications companies and international companies with activities in the Mercosur region through long-term contracts. In accordance with the terms of the contracts, the clients pay in advance for the right of way and income is recognized on a straight-line basis over the life of the contracts.

Additionally, it includes the amount of the negative goodwill recorded on the acquisition of Vésper Holding São Paulo S.A. and Vésper Holding S.A.

m.	Revenue recognition

Revenues from telecommunications services are recorded on an accrual basis, less an estimate for billing problems or disputes. Revenues from international services include revenues earned under bilateral agreements between Embratel and the foreign telecommunications companies. These agreements govern tariffs paid by Embratel to the foreign companies for the use of equipment required to complete calls invoiced outside Brazil. Revenues related to international calls are recorded monthly segregating the amounts paid to foreign entities in the cost of services rendered (Note 4).

Certain data and other services are billed on a fixed-price monthly fee basis, plus a variable fee based on usage, when applicable. Installation revenues on data service contracts are recognized when the installation process is complete.

n.	Financial expense, net

Represents interest and foreign exchange and monetary variations, loans and financing and other assets and liabilities subject to monetary updated, recorded on an accrual basis. Additionally, includes banking and fiduciary letters expenses resulting from financial investments, as well as PIS (Employees’ Profit Participation Program) and COFINS (Tax on Social Security Financing) expenses (calculated on financial income) and CPMF (Provisional Contribution on Financial Activities – check banking tax).

o.	Actuarial liability - Telos

Embratel and Star One sponsor an entity that provides pensions and other post-retirement benefits for their employees (Note 25). Pension and other post-retirement benefit expenses for the year are recorded on an accrual basis. Contributions for the defined benefit plan and medical assistance plan are actuarially determined.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in financial statements as from December 31, 2001.

p.	Employees’ profit sharing

A provision for granting employees the right to a share of the profits is accrued based on management’s estimate, the payment of which is subject to approval at the Shareholders’ General Meeting. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, the Company and its subsidiaries Embratel and Star One recorded employees’ profit sharing as operating expenses in the statements of income (R$38,881, R$49,587, and R$31,302 for the years ended December 31, 2004, 2003 and 2002, respectively). Information on management profit sharing is included in Note 29 under heading Director’s Fees.

q.	Net Income (loss) per thousand outstanding shares

Net income (loss) per thousand outstanding shares is calculated based on the number of shares outstanding at the balance sheet date.

r.	Use of estimates

The preparation of consolidated financial statements in conformity with BR GAAP requires Management to make use of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results may differ from those estimates and assumptions.

4.	Net Operating Revenue

	2004	2003	2002
Voice
Domestic long-distance	4,012,763	4,051,721	4,356,796
International long-distance (1)	768,938	856,585	931,266

	4,781,701	4,908,306	5,288,062
Data & Internet
Corporate and other	1,550,975	1,658,908	1,756,507
Telecommunications companies	158,433	97,236	75,932

	1,709,408	1,756,144	1,832,439

Local services	607,644	134,478	17,133

Other services	234,115	244,682	233,996

Total	7,332,868	7,043,610	7,371,630

(1)	During the year ended December 31, 2003, the Company began to report international long-distance revenues gross of the amounts payable to foreign administrators, settlement, which are recorded in cost of services. Previously, these revenues were reported net of settlement. The amounts payable to foreign entities reclassified in 2002 for purposes of comparability totaled R$264,552. This reclassification was made to align the Company’s procedures with the recent changes in the telecommunications market practices and facilitate comparability with other companies in the same industry.

The Company is required to collect ICMS (state value-added taxes) at an average rate of approximately 25% to 27% on all long-distance revenues in addition to PIS/COFINS taxes (federal taxes at a combined rate of 3.65%), and under BR GAAP, this is classified as gross revenue deductions.

For the years ended December 31, 2004, 2003 and 2002, no single customer represented over 10% of total gross operating revenues.

5.	Cost of Services and Goods Sold

	2004	2003	2002
Interconnection/facilities (1)	(3,362,504)	(3,233,979)	(3,538,843)
Depreciation and amortization	(976,907)	(977,864)	(981,351)
Personnel	(246,819)	(214,801)	(228,045)
Third-party services (2)	(229,374)	(222,558)	(204,281)
Other	(178,785)	(65,947)	(48,467)

Total	(4,994,389)	(4,715,149)	(5,000,987)

(1)	Expenses related to interconnection/facilities refer to costs with fixed line telephone companies for the use of private circuit lines and interconnection costs paid by Embratel to fixed line and mobile telephone companies, in accordance with the interconnection rules as determined by Anatel.
(2)	Refers substantially to the maintenance of telecommunications equipment and public utilities.

6.	Selling Expenses

	2004	2003	2002
Allowance for doubtful accounts	(366,590)	(353,142)	(627,136)
Personnel	(278,619)	(238,892)	(246,668)
Third-party services (1)	(244,186)	(180,156)	(207,335)
Depreciation and amortization	(3,457)	(4,173)	(3,484)
Other	(7,274)	(12,586)	(10,466)

Total	(900,126)	(788,949)	(1,095,089)

(1)	Refers substantially to marketing, advertising, legal and consulting expenses.

7.	General and Administrative Expenses

	2004	2003	2002
Third-party services (1)	(513,095)	(486,500)	(517,879)
Depreciation and amortization	(165,296)	(170,716)	(157,333)
Personnel (2)	(259,598)	(141,742)	(134,843)
Taxes	(81,567)	(73,153)	(80,121)
Management Fee – MCI (Note 26)	—	(14,024)	(36,232)
Employees’ profit sharing	(38,881)	(49,587)	(31,302)
Other	(48,902)	(48,456)	(37,035)

Total	(1,107,339)	(984,178)	(994,745)

(1)	Refers substantially to the maintenance of installations, public services, conservation and cleaning expenses, printing and postage of invoices, auditing and consulting expenses.
(2)	Since 2000, Embratel has a “Plan for Retention of Executives and Strategic Employees”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers and other key employees who retain specialized knowledge. The participants of the plan would have the right to a cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of Embratel. Due to the change in the shareholding control, Embratel paid to executives, during the first half of 2004, indemnities of approximately R$92,000. The amounts paid to statutory officers who remained with Embratel comply with the total amount of the global compensation package approved by the General Shareholder’s Meeting of 2004.

8.	Other Operating Income (Expenses), Net

	2004	2003	2002
Interconnection cost recovery (1)	65,647	—	—
FUST recovery (Note 15)	37,902	—	—
COFINS recovery	—	17,736	—
ICMS recovery	14,124	13,609	16,043
Provision for contingencies (Note 24)	(323,059)	—	9,779
Agreement with operators (Note 32)	68,456	—	—
Late charges income (expenses)	(16,127)	17,379	5,872
Other	49,787	26,175	(1,165)

Total	(103,270)	74,899	30,529

(1)	Based on the decision by the Special Tribunal of the Supreme Court of Justice issued on July 1, 2004, which supported Embratel’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

9.	Financial Expense, Net

	2004	2003	2002
Financial income
Interest on temporary investments and other	271,159	244,154	181,622
Monetary variation – credit	259,949	1,258	396
Exchange variation – assets (1)	(9,558)	(105,557)	337,175

	521,550	139,855	519,193

Financial expenses
Financial charges	(589,288)	(510,340)	(441,760)
Monetary variation – charge	(505,126)	(53,064)	(41,652)
Exchange variation – liabilities (1)	(45,738)	263,624	(1,588,166)

	(1,140,152)	(299,780)	(2,071,578)

Total	(618,602)	(159,925)	(1,552,385)

(1)	In 2004, 2003 and 2002, the U.S. dollar devalued by 8.13%, devalued by 18.23% and valued by 52.27%, respectively, against the Brazilian real, and the Japanese Yen devalued by 3.98%, devalued by 9.48% and devalued by 68.54% against the Brazilian Real, respectively, nevertheless, the Company recorded an exchange variation expense of R$(45,738), R$263,624 and R$(1,588,166), respectively, net of results from hedge contracts recorded during the year, in the amount of R$(209,935), R$(409,938) and R$703,474 in 2004, 2003 and 2002, respectively. In 2004, the Company registered this exchange variation expense, basically, due to higher devaluation of the real against dollar, occurred in the first half of 2004.

10.	Extraordinary Non-Operating Income – ILL

From 1989 through 1992, the Federal Government imposed a tax on profit distributions (ILL – Imposto sobre o Lucro Líquido). During this period, Embratel regularly paid this tax in accordance with the provisions of tax legislation then in force. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created legal precedent, and consequently, other taxpayers filed claims to recover amounts previously paid. In 1999, Embratel filed a lawsuit, and obtained an injunction enabling Embratel to offset the ILL tax against income taxes payable from May 1999 to July 2001. Since the offset was still subject to final decision by a higher court, Embratel did not reverse its liability for income taxes payable. In March 2001, the second judicial level (Tribunal Regional Federal) further confirmed the right to offset. In May 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax, as it had not been treated as a tax-deductible expense when paid between 1989 and 1992. Considering that, the Company recorded the reversal of the related income tax liability in 2002 the amount of R$198,131.

In 2004, the Supreme Court confirmed the application of the second judicial level decision to the monetary restatements, which were recorded by Embratel, related to the above ILL of R$106,802, as Extraordinary Non-operating Income.

11.	Other Non-Operating Income (Expenses), Net

	2004	2003	2002
Income
Gain on of property, plant and equipment (1)	37,361	4,784	5,766
Gain on sale of investments (Note 16)	8,502	92,808	—
Other	16,623	20,623	24,576
Expenses
Write-off of permanent assets (2)	(2,339)	(123,637)	(11,653)
Provision for write-off of permanent assets (1)	(71,492)	(20,000)	—
Provision for impairment (Note 17)	(32,000)	—	—
Withholding income tax on remittances to foreign Telecommunications companies (Note 24.2)	—	(39,462)	—
Other	—	(5,517)	(7,700)

Total	(43,345)	(70,401)	10,989

(1)	These balances include income from the disposal of Property, Plant and Equipment in the amount of R$31,091 and corresponding provision for write-off in the amount of R$33,092, related to the agreements with operators as described in Note 32.
(2)	On March 24, 2003, the principal customer of Acessonet Ltda. filed a lawsuit requesting the interruption of the long-term contract signed with Embratel. During the second quarter of 2003, this customer began disconnecting several circuits, which were being provided based on the aforementioned contract. Consequently, in June 2003, Embratel wrote-off of the unamortized balance of goodwill related to Acessonet amounting to R$101,489. Additionally, the loss on sale of Intelsat Ltd. amounting of R$18,679 is recorded in this line item (see Note 16).

12.	Income Tax and Social Contribution Benefit (Expense)

The Company is subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) based on taxable income, and has chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose (tax balance sheet). The amounts prepaid of Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are presented as a deduction from the taxes payable (see Note 21).

The off-set of accumulated tax loss carryforwards and negative basis for calculation of social contribution is limited to 30% of the respective taxable income in each fiscal year. The losses carried forward have no expiration date. On December 31, 2004 and 2003, Embratel’s tax losses and negative basis for calculation of social contribution are as follows:

	2004	2003
Tax losses	1,055,433	1,074,911
Negative basis for calculations of social contribution	930,653	947,866

The composition of deferred tax assets and liabilities, based on temporary differences, is described in Notes 15 and 21, respectively.

At December 31, 2004, Vésper Holding S.A. and Vésper Holding São Paulo S.A. and their subsidiaries had altogether tax losses and negative basis of social contribution of R$3,309,734 and R$3,313,474, respectively. Due to the fact that these subsidiaries do not have a history of taxable income and there are uncertainties about the realization of these tax credits, credits were not recognized.

a.	Income tax and social contribution income (expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income (expense) tax and social contribution income (expense) for the years ended December 31, 2004, 2003 and 2002 totaled R$99,403, R$(90,172) and R$437,327, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non taxable revenues (Note 15).

The components of income tax and social contribution for the years ended December 31 are as follows:

	2004	2003	2002
Current
Social contribution	(19,427)	(12,021)	(6,123)
Income tax	(54,600)	(34,713)	(17,008)

Total current expense	(74,027)	(46,734)	(23,131)

Deferred
Social contribution	27,106	(24,420)	115,696
Income tax	72,297	(65,752)	321,631

Total deferred benefit (expense)	99,403	(90,172)	437,327

Social contribution – benefit (expense) current and deferred	7,679	(36,441)	109,573
Income tax – benefit (expense) current and deferred	17,697	(100,465)	304,623

Total	25,376	(136,906)	414,196

The current income tax and social contribution expense, reported in the consolidate statements of income for the years ended 2004, 2003 and 2002, are mainly attributable to the subsidiary Star One.

b.	Reconciliation of tax benefit (expenses) with statutory rates

The provision for income tax was accrued based on taxable income at the rate of 15%, plus an additional 10% on the taxable income in excess of R$240. Social contribution was calculated at a rate of 9%.

The reconciliation between income tax and social contribution based on statutory rates with the amounts recognized as income tax and social contribution benefit (expense) is as follows:

	2004	2003	2002
Net income (loss) before taxes and minority interest	(327,401)	399,907	(1,031,927)

Income tax benefit (expense) at nominal rate (25%)	81,850	(99,977)	257,982
Adjustments to obtain the effective rate:
Income tax benefit on amortization of goodwill on merger	(6,611)	(6,611)	(6,611)
Non-deductible finance charges	—	—	13,837
Unrecorded tax credits owed to CVM 371 (1)	(39,999)	—	—
Favorable decision on ILL lawsuit (Note 10)	9,757	—	36,002
Other permanent additions (exclusions) (2)	(27,300)	6,123	3,413

Income tax benefit (expense)	17,697	(100,465)	304,623

Social contribution benefit (expense) at statutory rates (9%)	29,466	(35,992)	92,873
Adjustments to obtain the effective rate:
Tax benefit on amortization of goodwill on merger	(2,380)	(2,380)	(2,380)
Non-deductible finance charges	—	—	4,981
Unrecorded tax credits owed to CVM 371 (1)	(14,370)	—	—
Favorable decision on ILL lawsuit (Note 10)	3,513	—	12,961
Other permanent additions (exclusions) (2)	(8,550)	1,931	1,138

Social contribution benefit (expense)	7,679	(36,441)	109,573

Income tax and social contribution	25,376	(136,906)	414,196

(1)	This basically refers to the losses incurred by the subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A., for the period ended December 31, 2004, in which no tax credits were recorded due to the uncertainties involving their realization.
(2)	Permanent additions (exclusions) in the consolidated statements for 2004 mainly correspond to the executive retention plan expenses (Note 7).

13.	Cash and Cash Equivalents

	2004	2003
Cash	51	116
Bank deposits	45,646	176,991

Subtotal	45,697	177,107

U.S. dollars short-term certificates of deposit (1)	5,198	218,021
Marketable securities -
Foreign	119,440	116,237
Local	661,123	1,189,225
Bank Certificates of Deposit	570	18,906

Total	832,028	1,719,496

(1)	Short-term certificates of deposit represent highly liquid marketable securities denominated in U.S. dollars, with maturities of less than 90 days, funded from traffic revenues collected from international operators.

Marketable securities primarily represent highly liquid fixed income bonds with maturities of less than 90 days.

14.	Trade Accounts Receivables, Net

	2004	2003
Voice services	2,829,753	2,799,273
Data, telecommunications companies and other services	508,351	619,924
Foreign administrators	210,435	179,266

Subtotal	3,548,539	3,598,463

Allowance for doubtful accounts	(2,120,480)	(1,926,426)

Total	1,428,059	1,672,037

No single consumer accounted for more than 10% of total trade accounts receivable at December 31, 2004 and 2003.

Changes in the allowance for doubtful accounts were as follows:

	2004	2003	2002
Beginning balance at January 1,	1,926,426	1,990,484	1,452,069

Increase through charge to expenses	366,590	353,142	627,136

Increase (Decrease) through charge to other accounts (1)	(24,380)	251,850	—

Write-offs for the year	(148,156)	(669,050)	(88,721)

Ending balance at December 31,	2,120,480	1,926,426	1,990,484

(1)	In 2003, mainly comprised of increases due to Vésper acquisition (Note 1)

15.	Deferred and Recoverable Taxes

	2004	2003
Deferred income tax and social contribution assets
Provision for write-off of property, plant and equipment/accelerated depreciation	35,215	15,420
Tax losses carryforward	263,858	268,728
Negative basis of social contribution	83,759	85,307
Allowance for doubtful accounts	623,672	564,465
Goodwill on the acquisition of investment	8,991	17,983
COFINS/PIS – temporarily non-deductible	30,403	30,403
Other deferred taxes (provisions)	203,778	169,929

Subtotal	1,249,676	1,152,235

Withholding income tax (IRRF)	80,947	86,611
Recoverable income tax/social contribution	27,674	40,055
Value-added goods and services tax – ICMS	193,754	271,303
Income tax on net income – ILL (Note 10)	41,625	—
FUST	66,205	2,743
FUNTTEL	1,446	1,322
Other	32,565	63,146

Total	1,693,892	1,617,415

Current	387,572	465,719

Non-current	1,306,320	1,151,696

Deferred taxes were recorded based on the assumption of future realization, as follows:

a.	Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

b.	Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a five year-term, ending in 2006.

c.	Other temporary differences: realization will occur with the payment of accrued provisions and the effective write-off of underlying doubtful accounts or any other event which may result in a recorded loss.

Based on management’s estimates of future taxable income that were approved by the Board of Directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2004 will be realized.

In December 2003, Anatel issued an official letter clarifying that the connection costs are deductible from the contribution calculation base of FUST – Telecommunications Systems Universalization Fund.

In the second quarter of 2004, Embratel, concluded a review of the calculation basis of the referenced contribution tax pursuant this official letter and recorded a corresponding credit in the amount of R$57,736. Of this credit, R$37,902, was recorded as “Other operating income (expenses), net”, and the compensatory interest of R$19,834, was recorded as “Financial expense, net”. On December 31, 2004, these credits, monetarily restated, totaled R$63,216.

Additionally, Vésper São Paulo S.A. and Vésper S.A. have a total recorded amount of R$2,989 in 2004 (R$2,743 on December 31, 2003) to recover in FUST contributions of which R$2,743 and R$246 are recorded as “Other operating income (expenses), net” and “Financial expense, net” respectively.

16.	Investments

	2004	Ownership	2003
Satellite company – New Skies	—	2.104549%	38,981

Other	1,594		907

Total	1,594		39,888

The interests in the satellite company are denominated in U.S. dollars and translated to local currency as described in Note 3.c.

During the years 2004 and 2003, Embratel sold to third parties 100% of its participation in the following companies:

Company	Month of disposal		Balance of investment	Sale proceeds	Gain/ (loss)
Intelsat Ltd.	July	2003	137,717	119,038	(18,679)
Embratel Clearinghouse Ltda.	October	2003	2,946	46,161	43,215
Inmarsat Ventures PLC	December	2003	37,664	86,366	48,702
Telecommunications Companies	December	2003	6,386	7,277	891
New Skies	November	2004	35,471	43,973	8,502

17.	Property, Plant and Equipment

a.	Composition

	2004
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,464,823	(1,297,448)	1,167,375
Transmission equipment (2)	8,546,659	(5,400,560)	3,146,099
Buildings and ducts	1,360,058	(748,309)	611,749
Land	196,231	—	196,231
Other assets
General use (3)	710,120	(538,844)	171,276
Intangible (4)	1,173,327	(685,917)	487,410
Telecommunication infrastructure (5)	713,567	(523,271)	190,296
Operating license (6)	29,836	(28,800)	1,036
Construction in progress	601,133	—	601,133

Total	15,795,754	(9,223,149)	6,572,605

	2003
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,320,202	(1,028,923)	1,291,279
Transmission equipment (2)	8,539,554	(4,805,845)	3,733,709
Buildings and ducts	1,343,926	(697,026)	646,900
Land	190,495	—	190,495
Other assets
General use (3)	680,458	(472,424)	208,034
Intangible (4)	1,128,606	(638,579)	490,027
Telecommunication infrastructure (5)	712,676	(500,849)	211,827
Operating license (6)	29,285	(29,104)	181
Construction in progress	421,877	—	421,877

Total	15,367,079	(8,172,750)	7,194,329

(1)	Cost refers to acquisition or construction, monetarily restated through December 31, 1995. Additionally, on November 30, 2003, Vésper São Paulo S.A. and Vésper S.A. evaluated the recoverability of its permanent assets (property, plant & equipment, operating license and deferred assets). Based on its analysis of the future cash flow generating capacity of these assets, the Company’s management concluded that the permanent assets amounts would not be fully recovered, and, therefore, decided to set up this impairment provision, which is recorded net of the related cost. In December 2004, a new evaluation was conducted which resulted in recognition of an additional provision of R$32,000.
(2)	Transmission equipment includes aerial, underground and building cables, private automatic exchanges and power equipment.
(3)	Vehicles, information technology equipment, furniture and fixtures.
(4)	Mainly software licenses and rights of way.
(5)	Telecommunications support towers, leasehold improvements and energy and climatization system.
(6)	Refers to the cost of the operating licenses (authorizations) acquired by the subsidiary Vésper São Paulo S.A. and Vésper S.A. for engagement switched fixed telephony services extended to public users in general. This is a private service provided in the intra-regional, domestic long-distance modality, in regions I and III of the General Grant Plan (“Plano Geral de Outorgas”), while joint and simultaneous exploitation of the local modality is mandatory. The authorization term is for 20 years, as from the date that the authorization for the use of radio frequency was extended (beginning February 4, 1999), onus bearing and renewable for one subsequent period only.

a.1.)	Assets related to the concession contract

Certain assets are allocated for use in services provided under the concession, which prevents their removal, disposal, assignment or use as guarantees in mortgages without the express prior authorization of the regulatory authority.

a.2.)	Assets pledged as a guarantee

As of December 31, 2004, the Company had real estate and other fixed assets listed and/or designated as guarantees in judicial claims, in the amount of R$845,219 (R$704,501 on December 31, 2003).

b.	Depreciation

The annual depreciation rates applied to property, plant and equipment are as follows:

%
Switching equipment	10.00
Transmission equipment	5.00 to 20.00
Buildings and ducts	4.00
Other assets	4.00 to 20.00

The Company revised the depreciation rates applicable to approximately 70% of its property, plant and equipment, and, consequently, since January 2003 switching equipment has been depreciated at a 10% annual rate (7.69% until December 31, 2002), and optical fiber cables (classified as transmission equipment) have been depreciated at a 5% annual rate (6.67% and 10% until December 31, 2002), which resulted in an increase in the depreciation expense in the amount of approximately R$13 million for the year ended December 31, 2003.

The weighted average depreciation rate for the year ended December 31, 2004 was 9.11% (9.23% and 8.94% for the years ended December 31, 2003 and 2002, respectively).

c.	Construction of the Star One C-1 Satellite

In 2001, the subsidiary Star One signed an agreement with Alcatel Space Industries (ASI), for the construction of the Star One C-1 satellite. The cost of the project was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Because of modifications to the technical specifications of the satellite, the contract was amended in March 2004 to reflect a total cost of US$212,100 and a new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The term for delivery of the satellite in orbit and of the earth control station is 30 months as from September 30, 2003. The launching is scheduled for the first half of 2006.

The amendment provides that in case of cancellation of the satellite Star One C-1 construction, the subsidiary Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

The amount related to this contract is recorded as construction in progress as of December 31, 2004 and totals R$275,971 (R$189,539 at December 31, 2003).

18.	Deferred Assets

	2004	2003
Pre-operating expenses	170,098	168,467
Impairment provision	(12,587)	(42,787)
Goodwill	102,426	—
Accumulated amortization	(167,491)	(122,810)

Net book value	92,446	2,870

The impairment provision for deferred assets refers to the pre-operating expenses of Vésper São Paulo S.A. and Vésper S.A., which were acquired on December 2, 2003.

The goodwill is recorded on the books of CT Torres, resulted from the acquisition of CT Torres by its the former parent company, which was subsequently incorporated by CT Torres and, thus, the goodwill was transferred to the books of CT Torres. The goodwill is being amortized based on future profitability, and the amortization term has been reduced from 10 to 6 years beginning on November 1, 2004.

19.	Payroll and Related Accruals

	2004	2003
Wages and salaries	4,177	1,404
Accrued social security charges	64,386	70,025
Accrued benefits	5,218	16,156

Total	73,781	87,585

20.	Accounts Payable and Accrued Expenses

	2004	2003
Suppliers	1,032,380	1,413,251
International operators	169,283	226,148
Consignment for third parties	128,753	115,830
Other	25,424	67,382

Total	1,355,840	1,822,611

21.	Taxes and Contributions

	2004	2003
Indirect taxes
ICMS (value-added tax)	210,770	134,325
PIS/COFINS (social/finance contributions)	40,393	47,245
PIS/Pasep – in suspension	144,342	132,301
PIS/COFINS – judicial deposit in court (1)	15,030	15,030
ISS (municipal service tax)	11,860	9,675
Other	20,016	21,694

Deferred taxes liabilities
IRPJ and CSSL, law No. 8,200/91 – supplementary monetary restatement	36,522	38,319
Other - income taxes (2)	2,180	830

Total	481,113	399,419

Current	432,194	347,358

Non-current	48,919	52,061

(1)	In 1999, Embratel questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite this questioning, Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprised August 1999 to April 2001. As from May, 2001, and based on case law, the company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002 Provision Measure (MP) No. 66 was published which permitted the settlement of tax liabilities, which had been under legal dispute without carrying any fines. The subsidiary Embratel then decided based on this MP and on the petition filed in court, to settle the debt by presenting the taxes and contributions provided for in the amount of R$173,122, net from the corresponding court deposits of an equal amount.
(2)	This item mainly refers to the provision for income tax and social contribution (estimate) and withholding income tax – IRRF.

22.	Loans and Financing

	2004	2003
Loans and financing	3,263,436	4,479,932
Accrued interest	166,370	110,665

Total	3,429,806	4,590,597

Current	2,099,185	1,217,256

Non-current	1,330,621	3,373,341

Loans and financing are principally comprised of credits from various banks and also from suppliers of telecommunications equipment used to enhance domestic and international telecommunications services. This debt finances working capital and equipment purchases (mainly satellites and cables) and the B1, B2, B3, B4 and C-1 satellites and is to be repaid as set out in the repayment schedule below. The debt is mainly denominated in foreign currencies as shown in the following currency analysis and bears fixed interest rates ranging from 4.5% to 11% per annum and variable interest rates ranging from 0.25% to 4% per annum over Libor. The Libor rate at December 31, 2004 was 2.50% per annum (1.22% per annum in 2003).

There were no unused commitments for long-term financing as of December 31, 2004 and 2003.

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is protected against exchange variation of the Brazilian Real through “swap” operations (Note 23.c), as described below:

	Amount	%	Average cost of debt
Current
Portion of debt under swap or reais-denominated	1,524,858	72.6	97.67% CDI
Unhedged debt	574,327	27.4	US$ + 3.24%

Total short-term debt	2,099,185	100.0

Non-current
Portion of debt under swap or reais-denominated	330,687	24.9	70.95% CDI
Unhedged debt	999,934	75.1	US$ + 9.37%

Total long-term debt	1,330,621	100.0

Total
Portion of debt under swap or reais-denominated	1,855,545	54.1	92.91% CDI
Unhedged debt	1,574,261	45.9	US$ + 7.13%

Total debt	3,429,806	100.0

a.	Model

	2004			2003
	Short term	Long term	Total	Short term	Long term	Total
Local currency
Bank loans	—	—	—	149,055	860,337	1,009,392
Commercial Paper	1,019,050	—	1,019,050	—	—	—
Finame	6,813	13,862	20,675	6,848	20,228	27,076
ICMS Financing	208	28,817	29,025	398	20,915	21,313
Leasing	1,351	1,702	3,053	564	—	564

Total	1,027,422	44,381	1,071,803	156,865	901,480	1,058,345

Foreign currency
Bank loans	957,294	430,564	1,387,858	992,274	1,566,767	2,559,041
Foreign debt security	3,936	729,960	733,896	7,997	794,530	802,527
Star One C-1 satellite financing	1,715	111,301	113,016	1,326	67,249	68,575
Suppliers	14,042	3,623	17,665	2,858	18,023	20,881
Leasing	18,265	158	18,423	24,213	13,206	37,419
Swap / Hedge	76,511	10,634	87,145	31,723	12,086	43,809

Total	1,071,763	1,286,240	2,358,003	1,060,391	2,471,861	3,532,252

Total of debt	2,099,185	1,330,621	3,429,806	1,217,256	3,373,341	4,590,597

b.	Repayment Schedule

The long-term debt amortization schedule, as of December 31, 2004, comprises the following yearly amounts:

2004
2006	180,206
2007	168,302
2008	847,015
2009	50,640
2010 to 2013	84,458

Total	1,330,621

c.	Percentage breakdown of total debt by foreign currency/original index:

	2004		2003
	Exchange/ Percentage rates	(%)	Exchange/ Percentage rates	(%)
U.S. Dollar	2.6544	64.1%	2.8892	60.9%
Japanese Yen	—	—	0.0270	10.7%
Euro	3.6195	4.7%	3.6506	5.3%
CDI (Interbank Certificate of Deposit)	17.75%	29.7%	16.50%	22.0%
TJLP	9.75%	0.6%	11%	0.6%
Real	—	0.9%	—	0.5%

Total		100.0%		100.0%

d.	Roll-over of debt

In June 2004, Embratel completed its debt rollover program, which began in March 2003, whereby all outstanding debt was subject to a new amortization schedule. The interest rates negotiated in these loans were Libor + 4% p.a. or CDI + 4% p.a.

e.	Prepayment of refinancing

In December 2004, Embratel prepaid the debt that was part of the 2003 rollover. This process begun in December 2003, which resulted in the disbursement of approximately US$766 million, mainly in the second half of 2004, the period that approximately US$558 million was paid. This debt was restated by Libor + 4% per annum and CDI + 4% per annum. The funds were raised from the issuance of Notes, Commercial Paper and other funds raised in the fourth quarter of 2004.

The Company also prepaid US$22 million of other loans, which were not included in the rollover program. These loans carried an approximate cost of Libor + 3.5% per annum.

The objective of the Company was to reduce the financial charges and terminate the covenants agreed upon the debt refinancing.

f.	Foreign debt securities - notes

In June 2004, Embratel conducted a “note” exchange offer of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued previously were private and the new ones are public. The new notes have the same terms as the securities issued previously, mature in 2008 and carry an interest rate of 11% per annum.

g.	Commercial paper

In November 2004, Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to replace the refinancing agreement of March 2003.

h.	ICMS Financing

In September 2002, Vésper S.A. began financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during the 60 month period with a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% per annum and a service fee equal to 1% of the each installment released. Vésper S.A. used R$28,817 (R$20,915 on December 31, 2003) of the total line of credit and the balance amounts to R$29,025 at December 31, 2004 (R$21,313 on December 31, 2003).

i.	Foreign currency bank loans

In the fourth quarter of 2004, Embratel obtained loans in the amount of US$165 million, with one year maturities and three-month Libor + 1.2% per annum interest rates.

j.	Suppliers

The suppliers’ financing is foreign currency denominated and refers to purchases of materials and equipment for the purchase of equipment needed for providing telecommunications and data (internet) services.

k.	Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially comprised of promissory notes, which although not representing actual guarantees, are legal instruments that can be executed judicially in the event of default.

The guarantees pledged to the banks participating in the debt rollover program were cancelled in the fourth quarter of 2004, due to the prepayment of the refinanced debt.

l.	Credit agreement defaults

Most of the Company’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company’s debt is in default or accelerated. As of December 31, 2004, none of the outstanding debt was in default.

As stated in Note 1.a., on November 1, 2000, Embratel incorporated Star One to manage satellite operations, transferring the satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005. The credit agreements related to these satellites include cross-acceleration provisions that would permit the lenders to accelerate the maturity thereof if the financed assets were sold or transferred to other companies. However, before incorporating Star One and transferring the assets, Embratel’s management obtained from the lenders a waiver regarding the transfer of the assets to Star One, as this was a condition that could have caused an event of default. Most of the waivers conditioned to the maintenance of Embratel as majority shareholder in Star One during the remaining term of agreements.

m.	Financial agreement for the construction of satellite – Star One C-1

On April 19, 2002, Star One entered into a financial agreement with BNP Paribas in order to finance 85% of Star One C-1 satellite construction costs and 100% of the insurance premium agreed with Coface (“Compagnie Française d’Assurance pour le Commerce Extérieur”). The total amount was equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5-year contract. During the grace period, the interest rate would be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

As the original agreement of the purchase of the satellite Star One C-1 was renegotiated due to the changes performed in the project, the price and the payment schedule were modified. Consequently, an amendment to the financing contract was signed on August 13, 2003. This amendment was signed with BNP Paribas (leading bank) and Societé Génerale, with amounts equivalent to 85% of the price of the satellite Star One C-1 to be delivered in orbit and 100% of the insurance premium agreed with Coface. The new total amount was US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a 38-month grace period and amortization in 14 semi-annual installments, totaling 10 years of term. During the grace period, the interest rate would be the six-month LIBOR plus 0.75% per annum and during the repayment period, 3.93% per annum. Income tax on remittances of interest is due by the creditors.

On June 1, 2004, the Credit Agreement was amended due to modifications of the satellite project and payment schedule. The amount of the credit was changed to US$185,232 (including US$18,547 of the credit insurance premium). All others conditions remained the same. At December 31, 2004, the amount drawn totaled US$41,717.

The current agreement foresees the following guarantee clauses:

m.1.)	Starting July 1, 2005, Star One will make monthly deposits in the account “Debt Service Reserve Account” of the amounts in Reais equivalent to 1/12 (one twelfth), in US dollars, of the first semi-annual installment related to principal and interest. As from the date for beginning of the amortization period, foreseen to occur in November 2006, and until the final term of the agreement, Star One will keep deposited in the mentioned account the amount in Reais equivalent, in US dollars, to 115% of one semi-annual installment of the debt service;

m.2.)	A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case Star One delays the payments contractually scheduled;

m.3.)	In the event of unavailability of the guarantee in the above mentioned item “m.1”, there is the guarantee of the accounts receivable originated from the transponder lease agreement signed between subsidiaries Embratel and Star One;

m.4.)	In the event of unavailability of guarantees “m.1” and “m.3”, as from July 1, 2006, Embratel is responsible for making deposits to the Debt Service Reserve Account, limited to US$122,337;

m.5.)	During the term of the agreement, Embratel pledges to hold not less than 51% of the total voting shares of Star One; and

m.6.)	Star One is bound by financial covenants to the creditor banks, on account of the renegotiated agreements, with respect to the level of indebtedness and the minimum earnings before financial results, income taxes, depreciation and amortization (“EBITDA”). To date, the subsidiary Star One has complied with all covenants.

n.	Covenants

Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements. At December 31, 2004, the Company is in compliance with all such covenants.

23.	Financial Instruments

a.	Miscellaneous

Embratel carries out transactions with financial instrument designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is concluded through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b.	Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In this sense, a system which is applies this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

c.	Interest rate, currency and forward currency swaps

Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	As of December 31, 2004
Classes	Issue date	Maturity Date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	01/03/05 to 12/12/08	258,891	87,145	84,592
Forward	11/4/04	01/12/05 and 03/16/05	65,000	18,189	15,138

		Total	323,891	105,334	99,730

	As of December 31, 2003
Classes	Issue date	Maturity Date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	Various	449,982	43,809	46,616

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

d.	Criteria, assumptions and limitation in the market value calculations

d.1.)	Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

d.2.)	Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

d.3.)	Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of December 31, 2004, which market values differ from their carrying values are shown below:

	2004		2003
	Book value	Market value	Book value	Market value
Loans and financing	3,429,806	3,220,803	4,590,597	4,944,239

24.	Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involve issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Holding Company’s privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded. For those claims evaluated as possible loss, a provision has not been recorded.

Part of the changes in the provision for contingencies is due to monetary and exchange variation and thus affects net financial results.

The amounts involved are described as follows:

	Probable		Possible
	2004	2003	2004	2003
Labor	91,434	30,753	75,097	41,242
Tax	94,294	6,933	1,951,393	1,186,287
Civil	291,536	36,063	191,348	570,200

Total	477,264	73,749	2,217,838	1,797,729

24.1.	Labor contingencies

Those contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others.

24.2.	Tax contingencies

	Probable		Possible
Claims	2004	2003	2004	2003
ICMS (a)	87,115	465	1,154,207	779,652
Income tax on inbound international income (b)	—	—	351,635	351,635
INSS (Brazilian Social Security Institute) (c)	—	—	47,000	55,000
PIS (d)	—	—	159,000	—
COFINS (e)	—	—	236,600	—
Others (f)	7,179	6,468	2,951	—

Total	94,294	6,933	1,951,393	1,186,287

a.	ICMS

Embratel has tax contingencies due to the non-payment of ICMS on international and other services considered by Embratel as exempted or nontaxable, as well as the offset of supposedly non-deductible credits. Part of these contingencies, amounting to R$86,650, have been assessed as probable losses and therefore a provision has been recorded. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$893,749 (R$539,000 on December 31, 2003). As a result of this evaluation no provision has been recorded.

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is required the payment of ICMS on the rental of transponders and on broadband Internet services. In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for the nonpayment of the ICMS over satellite capacity and other accessory obligations. Star One’s management and its legal counsel evaluate the probability of loss of these assessments as possible and, thus, no provision has been recorded.

The subsidiary Vésper S.A. has ICMS-related assessments in the amount of R$5,117, of which R$465 has been accrued in the financial statements, and R$4,652, which the probability of loss has been evaluated as possible, no provision has been recorded.

b.	Income tax on inbound international income

Based on its legal advisor’s opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the SRF assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayers’ Council and the decision is still pending.

In June 1999, Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Based on the opinion of Embratel’s Management and legal counsel, which consider the probability of loss as possible, the amounts arising from these assessments have not been recorded in the financial statements.

c.	INSS (National Institute of Social Security)

On September 5, 2001, Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible and thus, no provision has been recorded.

d.	PIS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70.

The probability of loss related to the assessment has been reclassified from remote to possible during 2004 due to the reassessment made by Embratel’s legal advisors and therefore, no provision was recorded.

e.	COFINS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Embratel appealed to a higher administrative level which is still pending decision.

Based on the reassessment made by Embratel’s legal advisors, the chances of loss in the case of this tax assessment have been reclassified from remote to possible in 2004 and therefore, no provision has been recorded.

f.	Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951.

This subsidiary’s Management and its legal counsel understand that the probability of loss is possible and, therefore, no provision has been recorded in the financial statements for the amounts involved in these claims.

As of December 31, 2004 the Company recorded a provision in the amount of R$5,541 (R$5,076 on December 31, 2003), mainly related to the dispute involving the subsidiary Vésper S.A. to assure the non-incidence of CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, the subsidiaries Vésper S.A and Vésper São Paulo S.A. filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries Vésper S.A. and Vésper São Paulo S.A. and that of their legal counsels, the chances of loss in these cases have been classified as probable and a provision was recorded for the amounts involved in the total of R$1,638 as of December 31, 2004 (R$1,392 on December 31, 2003).

g.	Withholding income tax on remittances to foreign telecommunications companies

Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697, for the non-withholding of Income Tax on payments to foreign telecommunications companies, related to calls initiated in Brazil and completed by those companies abroad (outbound traffic), from December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additional, totaling R$39,462, were paid, and, recognized as expense in the first quarter of 2003.

Embratel filed a Writ of Mandamus seeking to obtain a pronouncement that the Melbourne Treaty has been in effect in the Brazilian legal system since 1990. In December 2004, the suit was judged extinct without any judgment on its merits, based on the extinction and release of the aforementioned assessment.

24.3.	Civil contingencies

	Probable		Possible
Claims	2004	2003	2004	2003
Disputes with local operators (a)	2,000	—	43,349	520,200
Anatel and public institutions (b)	13,004	1,120	63,267	50,000
Disputes with third parties (c)	276,532	34,943	84,732	—

Total	291,536	36,063	191,348	570,200

a.	Disputes with local operators

In November 2004, due to the agreements executed separately by Embratel and each one of the local operators (Note 32), the parties required the extinguishment of all legal suits and the charges which aimed the judgment against Embratel for the payment of amounts arising from interconnection contracts executed with the local operators, which totaled to a historic amount of approximately R$520,200 at December 31, 2003.

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,000. In another collection lawsuit in the amount of R$43,349, Embratel and its legal advisors believe that the chances of loss are possible and therefore no provision has been recorded.

b.	Contingencies related to Anatel and other public institutions

b.1. Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same facts, Embratel was cited in several lawsuits aiming alleged inconveniences caused to users and presented its defense in each suit. Among the existing suits with estimated amounts, Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,569 which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

In the opinion of Embratel’s Management and its legal counsels, the chances of loss regarding the penalty sought by Anatel and third parties have been classified and possible and thus, have not been provisioned. In regards to the tax execution sought by the state of Rio de Janeiro, Embratel and its legal advisors have classified the chances of loss as probable and have therefore recorded a provision of R$8,500.

b.2. Administrative Suits for Noncompliance with Obligations (PADO’s)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed several Administrative Procedures for Disregarding Obligation (“PADO”) against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A. Due to the opinion of these subsidiaries’ management and respective legal counsels, the chances of loss related to the PADO’s of subsidiaries Vésper S.A. and Vésper São Paulo S.A. were classified as probable and therefore provisions have been recorded in the amounts of R$2,161 and R$2,343, respectively (R$959 and R$161 as of December 31, 2003).

In relation to Embratel’s fines of R$10,698 (January to June 2000 and October 2000), no provisions were recorded since the chances of loss were classified as possible.

b.3. Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary Vésper S.A., as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim.

Due to the understanding of Management of Vésper S.A. and that of its legal counsels on this matter, the chances of loss in this case are possible and therefore, no provision has been recorded in the financial statements.

c.	Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting from Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$22,798 (R$14,118 on December 31, 2003).

Similarly, Vésper São Paulo S.A. was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary Vésper São Paulo S.A. recorded a provision for an updated amount of R$4,792 (R$4,865 on December 31, 2003).

Vésper São Paulo S.A. and Vésper S.A. recorded a provision related to judicial disputes with third parties in the amount of R$5,980 on December 31,

2004 (R$6,172 on December 31, 2003). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. For those suits with losses classified as possible, amounting to R$23,434, no provision has been recorded.

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In such lawsuits, with one exception, which charges have been suspended, Embratel deposited in court the amounts disputed and other damages awarded. These deposits totaled R$19,383. In the opinion of the Management of Embratel, the chances of loss are probable and a provision in the total amount of R$45,116 has been recorded.

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passage ways for telecommunications equipment, Vésper S.A. filed a lawsuit and an injunction was granted in October 2003, suspending the effects of the regulation related to the requirement of pecuniary retribution and imposition of sanctions until the last deliberation. On December 31, 2004, Vésper S.A. and its legal counsels reassessed this case and understand that the chances of loss are remote (regarded as probable on December 31, 2003, totaling R$3,288), and thus, no provision has been recorded.

CT Torres Ltda. is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations.

In the opinion of the management of CT Torres Ltda. and its legal counsels on this matter, the chances of loss are probable in these cases and a provision in the amount of R$375 has been provisioned.

CT Torres Ltda. is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management of CT Torres Ltda. and its legal counsels the chances of loss in these cases are possible, and therefore, no provision has been recorded.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$27,011. The suits in which losses were classified as possible amount to R$42,053 and no provision has been recorded.

Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by the subsidiary.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, Embratel’s management and its legal advisors classified the chances of loss as probable and have thus, recorded a provision in the amount of R$5,500.

In the other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsels, Embratel believes that the chances of loss in some of the suits are probable, and have therefore recorded a provision of an updated amount of R$164,960 (R$6,500 on December 31, 2003). In other suits classified as possible, in the amount of R$14,800, R$10,835 has been deposited in court.

Embratel, Vésper S.A. and Vésper São Paulo S.A., and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiaries and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

25.	Actuarial Liabilities - Telos

Embratel and Star One sponsors a defined contribution plan, a defined benefit plan and a post-retirement medical assistance plan, all managed by the Fundação Embratel de Seguridade Social (“Telos”). Telos, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. Embratel founded it on August 1, 1975.

The rate of contribution for the defined benefits plan for 2004, 2003 and 2002 was 19.8% of the salary of the active participants in this plan (8 participants on December 31, 2004).

After the privatization, Embratel introduced a defined contributions plan through Telos, which was reviewed and approved by the Brazilian Federal Government on

November 19, 1998. Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor’s contribution ranges from 3% to 8% of the participants’ salary, in addition to the extraordinary contribution, provided in the plan’s by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

Contributions to the defined benefit and post-retirement medical assistance plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between Embratel and Telos, and approved by the Brazilian pensions regulatory authority (“Secretaria de Previdência Complementar”). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contribution plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2004, the outstanding balance payable to Telos amounts to R$174,086 (R$154,429 on December 31, 2003).

The above mentioned previdenciary pension and medical health care plans sponsored by Embratel and Star One are the only post-employment benefits granted to employees.

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

Consequently, on December 31, 2001, Embratel recorded an additional liability in the amount of R$193,424 (effect in Holding Company – R$191,050) against shareholders’ equity in the form of a prior year adjustment. On December 31, 2004, that liability amounted to R$265,020 (R$238,816 as of December 31, 2003).

Reconciliation of Assets and Liabilities as of December 31, 2004:

	Defined Benefit Plan (DBP)		Defined Contribution Plan (DCP)		Medical Health care Plan (MHCP)
Actuarial liabilities - present value	(1,099,044)		(1,416,364)		(368,225)
Fair value of the plan assets	1,174,458		1,388,211		58,443

Present value of liabilities in excess of assets in excess of liabilities and assets	75,414		(28,153)		(309,782)
Actuarial (gains) or losses unrecognized	(5,742)		(22,167	)(2)	44,762
Actuarial assets unrecognized by Embratel	(69,672	)(1)	(123,766	)(3)	—

Net actuarial liabilities	—		(174,086)		(265,020)

(1)	Unrecorded actuarial assets owed mainly to the following reasons: (a) no forecast to reduce the future contributions; and (b) there are no indications that assure that this surplus will be maintained over the next few years.
(2)	This mainly refers to profits computed on the nonpayment of interest and fines on income tax for the January 1, 1997 to August 31, 2001 period according to that provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), of January 25, 2002, and Provisional Measure No. 2.222, of September 4, 2001. Said profits are being deferred in compliance with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.
(3)	Unrecorded actuarial assets owed to the agreement signed on September 1, 1999 (Acknowledgement, acceptance and amortization of the actuarial deficit Term). According to this agreement, Embratel commits to paying the stipulated amount within a maximum term of 20 years without review forecast of the liability in the event of the reduction of the actuarial deficit in the future.

Main actuarial assumptions for 2004 and 2003 used at balance sheet date:

a.	Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns on plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Average salary increases, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a. (DBP and MHCP) Inflation + 2.0% p.a. = 7,1% p.a. (DCP)
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98 (1)
(vi)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)	The capacity factor serves the purpose of reflecting the lag of the monetary values shown on the date of the study, taking into consideration the timing and indices used for the recover of inflationary losses.

b.	Other assumptions:

(i)	Table of general mortality rate	UP-94 with 2 year peaks
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer disability onset chart
(iv)	Turnover	Not used (DBP and MHCP)

Statement of changes in actuarial liabilities:

	2004	2003	2002
Beginning balance	393,245	402,955	419,849

Plus – Interest and updating of actuarial obligations	90,447	33,924	58,548
Plus - Actuarial liabilities arising from CVM Deliberation No. 371 (medical health care plan)	26,207	24,959	—
Debt surplus – January to April 2003 – Voluntary Dismissal Program	—	15,413	—
Monetary restatement of debt surplus – January to April 2003 – PDI	270	—	—
Payment of debt surplus – January to April 2003 – PDI	(15,683)	—	—
Less – Payments made during the year	(55,380)	(84,006)	(75,442)

Actuarial liabilities	439,106	393,245	402,955

Current	68,342	64,442	63,973

Non-current	370,764	328,803	338,982

Actuarial liabilities breakdown:

Defined contributions plan (unsecured liabilities)	174,086	154,429	189,098
Medical assistance plan	265,020	238,816	213,857

Total	439,106	393,245	402,955

26.	Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to market conditions, and the most important balances and values are shown below:

	2004	2003
ASSETS
Current
Accounts receivable (telephone traffic)
Techtel	137	—
Telmex – Brazil	5,494	—
BSE	1,011	—
ATL	4,621	—
Stemar	1,067	—
BCP	745	—
Tess	1,556	—
Telet	1,199	—
Albra	7	—
Americel	369	—

Foreign administrators (telephone traffic)
Telmex – México	2,254	—
Telmex – Chile	133	—
Telmex – Argentina	389	—
MCI (1)	—	64,390

Other assets
Stemar	223	—
Telmex – Brazil (loan) (2)	565	—
Other	—	927

	2004	2003
LIABILITIES
Current
Accounts payable (telephone traffic)
Telmex – Brazil	4,425	—
Telet	2,874	—
Americel	6,478	—
Tess	6,320	—
Algar	7,784	—
BCP	10,438	—
BSE	5,569	—
Stemar	2,816	—
Albra	1,721	—
ATL	974	—
Techtel	6	—
Foreign administrators (telephone traffic)
Telmex México	1,654	—
Telmex Chile	255	—
Telmex Argentina	319	—
MCI (1)	—	42,519
Proceda (1)	—	158
Other (1)	—	2,553
Loans – Inbursa Bank (3)	133,401	—

Related parties
MCI administration fee (1)	—	6,851
MCI accounts payable (1)	—	5,143

	2004	2003	2002
STATEMENTS OF OPERATIONS
Net operating revenue
Domestic traffic
Telmex – Brazil	14,017	—	—
BSE	4,538	—	—
ATL	20,971	—	—
Stemar	1,998	—	—
BCP	5,455	—	—
TESS	8,109	—	—
Telet	10,648	—	—
Albra	6,313	—	—
Americel	14,300	—	—
International traffic
Telmex – México	1,770	—	—
Telmex – Argentina	432	—	—
Telmex – Chile	137	—	—
Techtel	51	—	—
MCI (1)	—	132,782	128,760
Others (1)	—	971	—
Call Center
Stemar	223	—	—

Cost of services provided and goods sold
Domestic traffic
Telmex – Brazil	(3,924)	—	—
Albra	(4,524)	—	—
Algar	(23,108)	—	—
Americel	(15,773)	—	—
BCP	(41,596)	—	—
BSE	(15,433)	—	—
Stemar	(4,906)	—	—
Telet	(12,207)	—	—
Tess	(19,201)	—	—
ATL	(2,770)	—	—
International Traffic
Techtel	(140)	—	—
Telmex – México	(1,079)	—	—
Telmex – Argentina	(254)	—	—
Telmex – Chile	(261)	—	—
MCI (1)	—	(68,953)	(85,623)
Others (1)	—	(823)	(4,044)

General and administrative
Administrative fee MCI (1)	—	(14,024)	(36,232)
Proceda (1)	—	(9,961)	(14,505)
Others MCI (1)	—	(297)	—
ATL	112	—	—
Financial
Interest on borrowings – Banco Inbursa (3)	(681)	—	—
Exchange variation on the administrative fee - MCI (1)	—	(1,100)	(18,395)

(1)	In July 2004, the disposal of the shareholding interest of MCI in the Holding Company was concluded (Note 1).
(2)	Interest rate: SELIC – Special System for Settlement and Custody

Maturity of principal: January 30, 2005

(3)	Interest rate: three month Libor + spread of 1.2%

Maturity of principal: November 11, 2005

Guarantee: promissory note

27.	Insurance (Unaudited)

The Company’s management considers that all assets and liabilities of any material values and risks related thereto have been covered by insurance.

a.	Embratel

On December 31, 2004, Embratel had Operating Risk type insurance policies for the total risk amount of R$10,802,107, and maximum indemnity limit equal to R$878,807, including owned equipment and that of third parties housed on its premises and including coverage for loss of profits. The assets and liabilities and material risks are covered by insurance in accordance with the concession contracts.

b.	Star One

All Earth Station Equipment is insured at its approximate replacement values. The insurance of the satellite in orbit B1 was in effect through September 30, 2004, and was not renewed after this date. The insurance of the satellites B2, B3 and B4 was renewed through April 30, June 30, and August 16, 2005, respectively. The following table shows the amounts insured and the net book value of the satellites at December 31, 2004 (in local currency equivalent to the US dollar amount insured at December 31, 2004):

Satellite	Average amount insured (*)	Net book value
B2	17,373	—
B3	142,448	—
B4	252,757	49,838

(*)	December 31, 2004 = US$1.00 = R$2.6544.

c.	Vésper São Paulo S.A. and Vésper S.A. (amounts expressed in local currency equivalent to the amount in US dollars insured as of December 31, 2004)

At December 31, 2004, Vésper São Paulo S.A. and Vésper S.A. had insurance contracts covering Operational Risks in the total amount in risk of R$1,709,824. The maximum indemnity limit as to the Operational Risk insurance policy is equivalent to R$508,302.

28.	Shareholders’ Equity

a.	Capital Stock

The authorized capital on December 31, 2004 and 2003 corresponds to 700 billion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the years 2004 and 2003 amounts to R$2,273,913, comprised of 334,399,028 thousand shares, without par value and distributed as follows (in thousand share lots): 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of December 31, 2004 (332,964,465 thousand shares) and on December 31, 2003 (333,419,064 thousand shares) is R$13.59 and R$14.62, respectively per thousand share lot, expressed in reais.

The capital may be increased only by a decision taken at a shareholders’ meeting or by the board of directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders’ meeting.

On January 5, 2005 the authorized capital was increased to 1 trillion common or preferred shares).

Under BR GAAP the number of non-voting shares, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b.	Revenue reserves

b.1)	Legal reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated losses.

b.	Revenue reserves

b.2)	Unrealized earnings reserve

This reserve originated from the Telebrás spin-off (Note 1), and resulted from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments through that date. The reserve is realized when dividends are received from Embratel.

Since Law No. 10,303/01 became effective, Unrealized Earnings Reserve are constituted by the amount of the statutory dividend in excess of realized net earnings for the year. For this purpose the obligatory dividend is calculated according to the Holding Company’s by-laws or the terms foreseen in article 202 of the No. 10,303/01. Therefore, any part of the reserve to be constituted subsequent to the issuance of Law No. 10,303/01 will consist of the postponed dividend itself, and will no longer be the basis for calculation of the dividends.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amounts compose the base for calculation of dividends payable.

b.3)	Reserve for investments

On December 31, 2004, the accumulated losses were absorbed by the investment reserve.

On December 31, 2003, in order to meet the permanent investment plans provided for in the formal, approved budgets by the Holding Company’s Boards, according to that provided in article 196 of the Corporation Law and article 8 of CVM Instruction No. 59 issued in December 1986, the Holding Company established an Investment Reserve for adjusted net profits remaining from the period in the amount of R$258,413 and transferred to this reserve the remaining retained profit balances in the amount of R$569,753.

c.	Dividends and interest on capital

According to the Holding Company’s by-laws, the preferred shares are non-voting, except under certain limited circumstances. They are entitled (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever is higher (Holding Company’s by-law alteration on December 30, 2002), and have priority in relation to the common shares in the event of liquidation of the Holding Company.

According to the Holding Company’s by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Holding Company’s by-laws and in accordance with Brazilian corporate law. The proposed dividends are appropriated at year-end.

The adjusted net profit for the year ended December 31, 2003 is as follows:

Net income for the year	224,293
Constitution of legal reserve	(11,215)
Realization of unrealized earnings reserve	131,472

Adjusted net income – basis for calculation of dividends	344,550

Minimum percentage of statutory dividends	25%
Minimum dividends	86,137

For the year ended December 31, 2004 and 2002, the Company’s adjusted result, the basis for distribution of dividends, was negative.

In 2003, dividends for payment to holders of preferred shares were accrued, as shown below:

Subscribed capital stock	2,273,913
Minimum percentage of statutory dividends	6%

136,435

Total number of shares	334,399,027,592

Total number of preferred shares	210,029,997,060

Single value per thousand shares	0.41

Dividends	86,137

d.	Treasury shares

As of December 31, 2004, the Holding Company held 1,434,563 thousand of its own preferred shares in treasury (979,964 thousand preferred shares on December 31, 2003), after the sale, during 2004, of 1,615,240 thousand and repurchase of 2,069,839 thousand of these shares. The balance of treasury shares on December 31, 2004 is R$16,218 (R$19,133 on December 31, 2003).

The market value per thousand shares lot at the end of 2004, expressed in reais was R$5.60.

e.	Stock Option Plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Holding Company on July 23, 2004, the granted options became exercisable.

Number of preferred share purchase options (thousands of shares)

Open options as of January 1, 2002	6,264,711

Options offered in 2002	2,097,333
Options cancelled in 2002	(477,615)

Open options as of December 31, 2002	7,884,429
Options offered in 2003	2,806,500
Options sold in 2003	(1,220,853)
Options cancelled in 2003	(738,996)

Open options as of December 31, 2003	8,731,080
Options offered in 2004	152,500
Options sold in 2004	(1,615,240)
Options cancelled in 2004	(99,846)

Open options as of December 31, 2004	7,168,494

Weighted average exercise price of the purchase options on December 31, 2004 (per thousand shares, expressed in reais)	6.57

As required by CVM Official Letter No. 01/04, item 21.9, had the Holding Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the year, net loss for the year ended December 31, 2004 would have been increased by R$14,146, totaling R$351,347.

f.	Reconciliation of net income (loss) of the Holding Company to those of the Consolidated Financial Statements

As of December 31, the reconciliation between the Holding Company’s net income (loss) for the year and the consolidated net income (loss) is as follows:

	2004	2003	2002
Holding Company	(337,201)	224,293	(626,345)

Recognition of the effects of other subsidiaries in Embratel	—	—	3
Donations recorded in shareholders’ equity of the subsidiaries	(2,055)	(659)	—

Consolidated	(339,256)	223,634	(626,342)

29.	Director’s Fees

During the years 2004, 2003 and 2002, directors’ fees in the amount of R$38,358, R$25,869 and R$10,894, respectively, were recorded as Operating Expenses.

30.	Commitments with Anatel (Unaudited)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of Embratel.

Indicator	Position in December 2004	Target for 2005
Rate of international long distance calls completed in each peak period for conventional switching telephone services (target in 2004: 70%)
Morning	68.4%	70.0%
Daytime	68.8%	70.0%
Nighttime	62.5%	70.0%
Rate of domestic long distance calls completed in each peak period for conventional switching telephone services (target in 2004: 70%)
Morning	69.1%	70.0%
Daytime	69.2%	70.0%
Nighttime	68.4%	70.0%
Rate of calls completed to telephone answering services of up to 10 seconds per peak period for conventional switching telephone serviced (target in 2004: 94%)
Morning	97.0%	94.0%
Daytime	96.9%	94.0%
Nighttime	97.0%	94.0%
Requests for public use telephone repairs per 100 telephones in service (target in 2004: 10)	9	10
Number of accounts with complaints of errors in each 1000 (target in 2004: 2)	0.3	2
Number of Telephones in public use (TUP) in service	1,400	(* )

Notes:

(*)	There is no regulation, one target established for the indicator.

All data shown above can be found in the Anatel site.

31.	Voluntary Dismissal Program

Embratel completed, in the first half of January 2003, a Temporary Dismissal Program (the “Program”), which granted financial assistance and social incentives. The Program, initiated in December 2002, was designed for employees who were already retired through the INSS and those who were entitled to retire, proportionally or fully, through the INSS or the employee pension plan (Telos). In order to implement this Program, Embratel set up a provision in December 2002 in the approximate amount of R$20,000.

32.	Agreement with Operators

In November 2004, the Company formalized an agreement with the operators of the Telemar and Brasil Telecom groups to settle administrative, legal and business disputes arising among the parties over the past several years, establishing guidelines and commitments that will govern their relationships as from that date. As a result, a gain of approximately R$21 million was recorded in the consolidated statement of income for the year ended December 31, 2004, net of taxes, as: trade accounts receivable, allowance for doubtful accounts, deferred and recoverable taxes, judicial deposits and other current assets, property, plant and equipment, accounts payable and accrued expenses, taxes and contributions, other liabilities, deferred income, bad debt expenses, other operating income (expense), net, financial income (expense), other non operating income (expenses) and income tax and social contribution expenses. The Company’s Management believes that this agreement will enable a better operating relationship with the referenced companies due to the fact that it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties as well as bring about an enhanced ability to assess business among the parties.

33.	Subsequent Events

a.	Notes

On April 27, 2005, Embratel prepaid 35% of US$275 million of Notes issued in December 2003, which have maturity in 2008.

b.	Capital increase

On May 3, 2005, the Company’s capital increase, approved by the Board of Directors’ on February 3, 2005 and re-ratified on February 23, 2005 is concluded, with the entire subscription of the shares offered. On May 23, 2005, the Board of Directors ratified the Company’s capital increase of R$1,822,800, to R$4,096,713, with the following ownership structure:

Shareholders	Common	%	Preferred	%	Total	%
Startel Participações Ltda (1)	148,345,868,474	52.6%	118,103,552,586	24.8%	266,449,421,060	35.1%
New Startel Participações Ltda (1)	5,619,208,511	2.0%	4,470,908,233	0.9%	10,090,116,744	1.3%
Telmex Solutions Telecommunications (1)	114,368,209,714	40.6%	90,996,760,410	19.1%	205,364,970,124	27.1%
Consertel (1),(2)	—	0.0%	2,661,105,000	0.6%	2,661,105,000	0.4%
Controller Stake	268,333,286,699	95.1%	216,232,326,229	45.4%	484,565,612,928	63.9%
Treasury Stock	—	0.0%	1,263,690,747	0.3%	1,263,690,747	0.2%
Others	13,694,395,274	4.9%	258,782,305,387	54.3%	272,476,700,661	35.9%

Total	282,027,681,973	100.0%	476,278,322,363	100.0%	758,306,004,336	100.0%

% by type of shares	37.2%	0.0%	62.8%	0.0%	100.0%	0.0%

(1)	Telmex;
(2)	Held through ADRs

c.	Commercial paper

On May 19, 2005, Embratel prepaid the commercial paper in full, amounting to R$1 billion, with a portion of the proceeds from our capital increase.

d.	Business combinations

On May 23, 2005, the Board of Directors authorized the management to take the necessary measures for having economic-financial feasibility studies and analysis in order to assess possible acquisitions by the Holding Company of (i) all of the capital stock of Telmex do Brazil Ltda., and (ii) an equity stake equivalent to 37.11% of the capital stock of Net Serviços de Comunicação S.A., held by Telmex.

As a result of the potential acquisitions, Telmex should receive new common shares to be issued by the Company, as a consequence of the capital increase approved for absorbing the assets and liabilities of the merged companies.

The Holding Company’s administration believes that the acquisition is comply with its policy of developing alternatives for expanding its business lines, seeking not only to increment its share in the areas where it already has a consolidated presence, but also its expansion to other segments of the Telecommunications market in Brazil.

34.	Summary of the Differences Between Accounting Practices in Accordance with BR GAAP and U.S. GAAP

As described in Note 2a, the consolidated financial statements are prepared in accordance with accounting practices generally adopted in Brazil. These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários). Accounting policies that differ from accounting principles generally accepted in the United States of America (U.S. GAAP) are described below:

a.	Capitalization of interest cost

Until December 31, 1993, under BR GAAP, interest was capitalized separately and amortized over a period different from the useful lives of the related assets. Also, until December 31, 1998, under BR GAAP as applied to companies in the telecommunications industry, interest attributable to construction in progress was computed at the rate of 12% per annum on the balance of construction in progress. The capitalized part, which related to interest on third-party loans, was credited to interest expense based on actual interest costs and the balance related to the Company’s own capital was credited to capital reserves. As from January 1, 1999, interest charges and monetary and foreign exchange variation from financing linked to construction in progress are capitalized to the balance of the assets and credited to interest expense and monetary and foreign exchange variation.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized as part of the cost of certain assets to the extent that borrowings do not exceed construction in progress. The credit is recorded as a reduction of interest expense. The amount of interest capitalized excludes foreign exchange gains and losses on foreign currency borrowings.

During 2003 and 2002, the Company did not have any financings directly linked to fixed assets and consequently, no interest was capitalized under BR GAAP. During all years presented, amortization under BR GAAP is higher than that under U.S. GAAP because, prior to 1999, a significant portion of interest capitalized under BR GAAP related to amounts credited to capital reserves that were not capitalized for U.S. GAAP purposes. In 2004, interest was capitalized under BR GAAP on Star One’s books.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2004	2003	2002
Capitalized interest difference-
U.S. GAAP capitalized interest- Interest capitalized during the year	15,528	27,202	99,497
U.S. GAAP difference in accumulated capitalized interest on disposals	8,354	2,212	8,583

	23,882	29,414	108,080

Less: BR GAAP capitalized interest- Interest capitalized during the period	(2,954)	—	(6,350)

U.S. GAAP adjustment	20,928	29,414	101,730

Amortization of capitalized interest difference-
Amortization under BR GAAP	59,704	136,239	139,685

Less: amortization under U.S. GAAP	(51,391)	(95,064)	(128,380)
U.S. GAAP difference in accumulated amortization on disposals	(3,564)	(1,241)	(8,113)

	(54,955)	(96,305)	(136,493)

U.S. GAAP adjustment	4,749	39,934	3,192

b.	Monetary correction of 1996 and 1997

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997 and, based on discussions at the meeting of the International Task Force of the AICPA, the Company continued to record the effects of inflation using the IGP index up to 1997.

The U.S. GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting to income applied during 1996 and 1997.

c.	Pension and Other Post-retirement Benefits

Under BR GAAP, the Company provides for the costs of pensions and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by Telos’ actuaries and certified by independent actuaries. For purposes of the U.S. GAAP reconciliation, the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions,” have been applied. The provisions of SFAS No. 87 were applied with effect from January 1, 1991 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$73,743 of the transition liability was transferred directly to shareholders’ equity at the implementation date.

Under BR GAAP, the Company adopted CVM Deliberation No. 371 during the year ended December 31, 2001 and recorded as an adjustment to the opening shareholders’ equity an amount of R$191,050 (Note 25). This adjustment was reversed for U.S. GAAP purposes, since all effects of Pension and Other Post-retirement Benefits have already been recognized after applying SFAS Nos. 87 and 106.

As fully described in Note 25, for BR GAAP purposes, the recognition of other post-retirement benefit obligations was required since December 2001. Under U.S. GAAP, this pension and other post-retirement benefit obligations have been recorded as of January 1, 1991, resulting in a reconciling item for the unrecognized net actuarial gains and losses. See Notes 34.q. and 35.b.

d.	Items posted directly to shareholders’ equity accounts

Under BR GAAP, certain items are posted directly to shareholders’ equity accounts, which under U.S. GAAP, are posted to the income statement. Examples include capitalized interest, donations and grants and fiscal incentive investment credits received. The posting of such items to shareholders’ equity in the subsidiary companies gives rise to consolidation adjustments in the consolidated statements of changes in shareholders’ equity. Since the original postings by the subsidiaries to their equity accounts would, under U.S. GAAP, be made directly to the income statement, these consolidation adjustments are included in the reconciliation of net income in accordance with U.S. GAAP.

e.	Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date.

In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Until June 15, 2003, each American Depositary Share (“ADS”) shown is equivalent to one thousand shares. As from June 16, 2003, we implemented a ratio change of ADSs solely to comply with minimum share price (US$1.00) requirement for maintaining its ADS listing on the New York Stock Exchange. The ratio exchange is in the proportion of 1 ADS equal to 5,000 preferred shares. There was no change in the underlying preferred shares.

Under the U.S. GAAP the Company presents basic and diluted earnings per share in accordance with SFAS No. 128, “Earnings per Share.”

Since the preferred and common shareholders have different dividends, voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method for U.S. GAAP purposes. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Holding Company’s bylaws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends not less than a minimum of 6% on the amount resulting from the division of the subscribed capital, by the number of shares of the Holding Company (as defined in the Holding Company’s bylaws) (distributable net income) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting preferred stock dividends and common stock dividends from net income. The preferred and common shareholders share undistributed net income equally on a “pro rata” basis.

The options described in Note 34.k. were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the Holding Company’s common shares for all periods presented.

f.	Impairment of long-lived assets

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The Company has performed a review of its long-lived assets and concluded that an impairment charge was required, on the permanent assets of Vésper S.A. and Vésper São Paulo S.A., as described in Note 17.

g.	Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by BR GAAP. However, in these financial statements, the level of disclosure generally has been expanded to comply with U.S. GAAP, and additional disclosures required by U.S. GAAP are presented in Note 35.

h.	Interest income (expense)

BR GAAP requires interest to be included as part of operating income. Under U.S. GAAP interest income (expense) is included as non-operating income.

i.	Deferred income tax and social contribution assets

As mentioned in Note 12, under BR GAAP, no tax credits were recorded in certain subsidiaries, due to the uncertainties involving their realization.

Under U.S. GAAP, these subsidiaries recorded a deferred income tax and social contribution assets, with the corresponding valuation allowance, as follows:

	2004	2003
Deferred income tax and social contribution assets	1,666,877	1,485,006

Valuation allowance	(1,666,877)	(1,485,006)

This GAAP difference has no impact on net income (loss) nor shareholders’ equity for all periods presented.

j.	Retained earnings

For BR GAAP, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under U.S. GAAP, retained earnings allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as distributable capital. As a result of the May 22, 1998 spin-off, the Holding Company had U.S. GAAP distributable capital of R$994,594.

Under BR GAAP the remaining outstanding amount of the retained earnings is transferred to a reserve for investment (see Note 28.b.3). However, for U.S. GAAP purposes this amount is classified as retained earnings.

k.	Stock option plan

As mentioned in Note 28.e., the Holding Company has maintained a stock option plan since December 17, 1998. The Holding Company has granted shares to employees of the group, exercisable ratably over 3 years, at a grant price equal to market price at date of grant plus indexation based on the IGP-M until April, 2000. From then on, the exercise price is indexed to inflation using IGP-M in excess of 12% per annum until October 2001. As from then, the exercise price is no longer indexed. No options are exercisable for more than 10 years after date of grant.

Based on the terms of the plan, the Holding Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB Opinion 25 and related interpretations in accounting for its stock option plan. For all periods presented, compensation expense under U.S. GAAP related to the Company’s stock option plan is minimal and consequently, has not been reflected as a U.S. GAAP adjustment.

The following table summarizes information about the shares granted and outstanding at December 31, 2004, 2003 and 2002:

	2004
	Options outstanding			Options exercisable
Date of Grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number outstanding (in thousands)	Weighted- average exercise price (R$)
March 05, 2004	80,000	9.26	8.57	80,000	8.57
January 15, 2004	72,500	9.10	8,89	72,500	8,89
October 1, 2003	2,498,000	8.85	7,60	2,498,000	7,60
August 7,2003	30,000	8.68	5.30	30,000	5.30
February 7, 2003	11,000	8.19	2.99	11,000	2.99
October 9, 2002	607,533	7.86	2.20	607,533	2.20
December 10,2001	22,000	7.04	9.44	22,000	9.44
October 30, 2001	11,500	6.88	7.17	11,500	7.17
October 5, 2001	3,835,961	6.88	6.51	3,835,961	6.51

	7,168,494			7,168,494

	2003
	Options outstanding			Options exercisable
Date of Grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number outstanding (in thousands)	Weighted- average exercise price (R$)
October1, 2003	2,550,000	9.83	7.60	—	7.60
August 7, 2003	30,000	9.67	5.30	—	5.30
August 25, 2003	50,000	9.67	5.90	—	5.90
February 7, 2003	13,000	9.17	2.99	—	2.99
November 26, 2002	2,667	8.92	2.67	—	2.67
October 9, 2002	1,763,534	8.83	2.20	404,879	2.20
December 10, 2001	22,000	8.00	9.44	11,000	9.44
October 5, 2001	4,288,379	7.83	6.51	1,714,993	6.51
October 30, 2001	11,500	7.83	7.17	5,750	7.17

	8,731,080			2,136,622

	2002
	Options outstanding			Options exercisable
Date of Grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average Exercise price (R$)	Number Outstanding (in thousands)	Weighted- average exercise price (R$)
October 6, 2001	5,746,099	8.76	6.51	1,555,930	6.51
October 30, 2001	11,500	8.76	7.17	2,880	7.17
December 10, 2001	29,500	8.76	9.44	7,380	9.44
June 30, 2002	2,097,330	9.76	2.20	—	2.21

	7,884,429			1,556,190

The following table summarizes information about the weighted-average exercise price of options during the year ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Granted	8.72	7.52	2.21
Exercised	2.19	1.26	—
Cancelled	0.88	1.04	1.47

The weighted-average prices of the exercisable options are increased by indexation up to December 31, 2000, based on the IGP-M variation, in accordance with the terms of the plan.

As mentioned in Note 28, according to rules established in the Stock Options Plan, upon the change in control on July 23, 2004, the granted options became exercisable. Because this acceleration in the vesting period was based on the occurrence of a specific event or condition in accordance with the original terms of the award, a modification has not been made and, therefore, no new measurement of compensation cost is required, according to FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25”, or FIN 44.

In October 1995, the Financial Accounting Standards Board issued SFAS No.123, “Accounting for Stock-Based Compensation,” or SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value. Applying SFAS 123 would result in pro forma net income and earnings (loss) per share (“EPS”) amounts as follows:

	2004	2003	2002
U.S. GAAP net income (loss) -
As reported	(369,255)	382,083	(677,860)
Pro forma	(376,625)	372,824	(681,285)

Basic and diluted EPS -
As reported	(1.11)	1.15	(2.04)
Pro forma	(1.13)	1.12	(2.05)

The fair values of the options granted have been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004		2003		2002		2001
Expected volatility		69.86%		86.65%		202.37%		117.95%
Risk-free interest rate		16.22%		19.80%		17.91%		19.08%
Grant date fair value	R$	2.20	R$	2.19	R$	2.16	R$	2.52
Expected life		2 years		2 years		2 years		2 years
Dividend yield		0%		0%		0%		0%

l.	Goodwill and negative goodwill

Under BR GAAP and CVM Instruction No. 319/99, the goodwill related to AcessoNet, defined as the excess of the acquisition cost over the book value of the net assets acquired, was reclassified to a deferred asset on the date of the merger into Embratel and was being amortized over 5 years. In 2003, this goodwill was written-off (Note 11). Under U.S. GAAP, this amount remains classified as goodwill and was amortized over the same period. As from January 1, 2002, the goodwill is no longer amortized and is subject to a yearly impairment test.

On December 2, 2003, the Holding Company acquired Vésper Holding S.A. and Vésper Holding São Paulo S.A. for a nominal consideration plus expenses. Under Brazilian GAAP, this acquisition generated negative goodwill amounting to R$18,655, which was recorded as a liability. Under U.S. GAAP, this amount was recorded as a reduction to the value allocated to the fixed assets in the acquisition balance sheets of Vésper Holding S.A. and Vésper Holding São Paulo S.A.

On March 2, 2004, Embratel acquired CT Torres for US$45 million (R$131 million). The principal assets of CT Torres are communication towers that rent space to telecommunication companies principally in the states of Rio de Janeiro and São Paulo. Under BR GAAP the excess purchase price over the book value of assets acquired was recorded as a deferred asset and is being amortized based future profitability. Under U.S. GAAP, the purchase price of CT Torres was allocated to the communication towers, which are being depreciated over their remaining useful life.

m.	Installation revenues

Under BR GAAP, installation revenues and costs are recognized in the statements of operations when incurred. Under U.S. GAAP, installation revenues and the related costs are deferred and recognized over the term of the related contract. Installation costs that exceed installation revenues are expensed as incurred. This difference in accounting policy has no impact on net income (loss) or on shareholders’ equity for all periods presented.

n.	Comprehensive income (loss)

BR GAAP does not recognize the concept of comprehensive income (loss).

Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income,” effective for years beginning after December 15, 1997, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “other comprehensive income” that include charges or credits directly to equity, which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealized gains and losses under SFAS No. 115 and minimum pension liabilities under SFAS No. 87, among others.

The Company’s comprehensive income (loss) for the years presented is equal to its net income (loss) for those years, as it has no other comprehensive income (loss) items.

o.	Accounting for derivative instruments – SFAS No. 133

As mentioned in Note 23, the Company uses derivative financial instruments to mitigate its exposure to foreign currency fluctuations related to a portion of its foreign currency denominated debt. The Company primarily uses foreign currency swap agreements to manage these risks.

Under BR GAAP, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as it had been settled at the balance sheet date. The accrual at that date is recorded as expense and payable.

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

For U.S. GAAP purposes, the Company’s derivatives do not qualify for hedge accounting using the criteria of SFAS 133, and consequently, the changes in fair value are recorded in earnings. Accordingly, an adjustment has been included in the reconciliation of U.S. GAAP for the difference between the carrying value for BR GAAP and the fair market value of the derivative as of December 31, 2004 and 2003.

p.	Provision for voluntary dismissal program

As described in Note 31, for BR GAAP purposes, at December 31, 2002, Embratel recorded a provision in the amount of R$20,000 related to a voluntary dismissal program. Under U.S. GAAP, pursuant to Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” such costs may only be accrued if (i) they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan and the number and job classification of employees to be terminated, and (ii) the plan has been communicated to the employees. Since all of the criteria were not met at December 31, 2002, the provision was reversed for U.S. GAAP purposes in 2002 and booked for 2003.

q.	Reversal of exchange variation capitalized in Star One local books

Under BR GAAP, capitalization of exchange variation is permitted. Under the provisions of SFAS34, for U.S. GAAP purposes, only interest cost is allowed to be capitalized.

r.	Net Income (Loss) reconciliation of the differences between U.S. GAAP and BR GAAP

	2004	2003	2002
Income (loss) as reported under BR GAAP	(339,256)	223,634	(626,342)
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 34.b.)	(96,000)	(103,785)	(96,016)
Capitalized interest (Note 34.a.)	20,928	29,414	101,730
Amortization of capitalized interest (Note 34.a.)	4,749	39,934	3,192
Reversal of exchange variation capitalized in Star One local books (Note 34.q.)	12,113	—	—
Pension and other post-retirement benefits- (Note 35.b.)
SFAS No. 87 adjustment	54	7,776	29,959
SFAS No. 106 adjustment	(2,149)	(3,347)	(3,124)
Reversal of goodwill amortization and impairment charge (Note 34.l.)	—	121,787	40,595
Negative goodwill amortization (Note 34.l.)	2,103	—	—
SFAS No. 133 – fair value of swap contracts (Note 34.o.)	8,410	173,017	(175,823)

Reversal of provision for voluntary dismissal program (Note 34.p.)	—	(20,000)	20,000

Items posted directly to shareholders’ equity accounts-

Other (Note 34.d.)	2,377	(2,092)	553
Deferred tax effect of the above adjustments	16,829	(82,295)	26,837
Effect of minority interest in the above adjustments	587	(1,960)	579

U.S. GAAP net income (loss)	(369,255)	382,083	(677,860)

U.S. GAAP basic and diluted net income (loss) per thousand shares-
Preferred	(1.11)	1.15	(2.04)

Common	(1.11)	1.15	(2.04)

s.	Weighted average number of thousand shares outstanding in accordance with U.S. GAAP

	2004	2003	2002
Weighted average number of shares outstanding (in lots of thousand shares):
Weighted average common shares outstanding	124,369,031	124,369,031	124,369,031

Weighted average preferred shares outstanding	208,317,101	208,410,612	208,411,830

t.	Net equity reconciliation of the differences between U.S. GAAP and BR GAAP

	2004	2003
Total shareholders’ equity as reported	4,526,370	4,874,802
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 34.b.)	68,273	164,273
Capitalized interest (Note 34.a.)	(385,705)	(406,633)
Amortization of capitalized interest (Note 34.a.)	746,860	742,111
Reversal of exchange variation capitalized in Star One local books (Note 34.q.)	12,113	—
Dividends (Note 34.i.)	—	86,137
Pension and other post-retirement benefits (Note 35.b.)
SFAS No. 87 adjustment	(45,958)	(46,012)
SFAS No. 106 adjustment	76,327	78,476
Reversal of goodwill amortization and impairment charges (Note 34.l.)	162,382	162,382
Negative goodwill amortization (Note 34.l.)	2,103	—
SFAS No. 133 – fair value of swap contracts (Note 34.o.)	5,604	(2,806)
Other (Note 34.d.)	(3,983)	(4,279)
Deferred tax effects of the above adjustments	(151,968)	(168,797)
Effect of minority interest on the above adjustments	(3,408)	(4,021)

U.S. GAAP shareholders’ equity	5,009,010	5,475,633

The deferred tax effect of the U.S. GAAP adjustments above of R$(151,968) and R$(168,797) as of December 31, 2004 and 2003 would be classified substantially as non-current on the balance sheet.

	2004	2003	2002
U.S. GAAP supplementary information-
Reconciliation of operating income (loss) under BR GAAP to operating income (loss) under U.S. GAAP-
BR GAAP operating income (expense)	(390,858)	470,308	(1,241,047)

Exclusion from U.S. GAAP operating income-
Management fee	—	14,024	36,232
Net financial expense	618,602	159,925	1,552,385
Inclusion in U.S. GAAP operating income-
Amortization of capitalized interest	26,956	41,175	11,305
Extraordinary income – ILL (Note 10)	106,802	—	198,131
U.S. GAAP adjustments-
Monetary restatement of 1996 and 1997 (Note 34.b.)	(96,000)	(96,000)	(96,016)
Pension and other post-retirement benefits (Note 35.b.)
SFAS No. 87 pension adjustment	54	7,776	29,959
SFAS No. 106 adjustment	(28,356)	(28,306)	(23,557)
Reversal of goodwill amortization and impairment charge (Note 34.l.)	—	20,298	40,585
Negative goodwill amortization (Note 34.l.)	2,103	—	—
Reversal of provision for voluntary dismissal program (Note 35.p.)	—	(20,000)	20,000
Other	3,456	(2,751)	626

U.S. GAAP operating income	242,759	566,449	528,603

Reconciliation of net revenue and cost of services under BR GAAP to net revenue and cost of services under U.S. GAAP (1)-
Net revenue under BR GAAP	7,332,868	7,043,610	7,371,630
Installation revenues (Note 34.m.)	961	2,675	5,222

Net revenue under U.S. GAAP	7,333,829	7,046,285	7,376,852

	2004	2003	2002
Cost of services under BR GAAP	(4,994,389)	(4,715,149)	(5,000,987)
Installation revenues (Note 34.m.)	(961)	(2,675)	(5,222)

Cost of services under U.S. GAAP	(4,995,350)	(4,717,824)	(5,006,209)

Total assets – under U.S. GAAP	11,987,836	13,652,867	13,858,778

Property, plant and equipment – under U.S. GAAP	17,574,187	16,984,957	14,674,794
Accumulated depreciation – under U.S. GAAP	(10,462,573)	(9,308,761)	(6,351,876)

Net property, plant and equipment – under U.S. GAAP	7,111,614	7,676,196	8,322,918

(1)	Under BR GAAP, value added and other sales taxes are recorded as a deduction to revenues. In the Company’s previously issued financial statements, the Company recorded these taxes as costs of services under U.S. GAAP. During the year ended December 31, 2004, the Company changed the classification of these taxes under U.S. GAAP to be consistent with BR GAAP. The prior periods have been reclassified for this change in accounting policy. This reclassification had no impact on net income (loss) nor shareholders’ equity for all periods presented. The change in accounting policy was made to align U.S. GAAP with BR GAAP since management believes that the Company acts as an agent for the government with regards to the collection of these taxes. Additionally, the Company believes that this presentation allows for better comparability with other Brazilian companies. The taxes previously included in costs of services, resulting in an increase in net revenues under U.S. GAAP for the years ended December 31, 2003 and 2002 amounted to R$2,109,216 and R$2,110,794, respectively.

u.	Statements of changes in total shareholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002

Total
Balances as of January 1, 2002	5,755,091
Loss under U.S. GAAP	(677,860)
Repurchase of treasury shares	(534)

Balances as of December 31, 2002	5,076,697
Net income under U.S.GAAP	382,083
Sale / Repurchase of treasury shares	2,381
Prescribed Dividends	14,472

Balances as of December 31, 2003	5,475,633
Loss under U.S. GAAP	(369,255)
Dividends	(86,137)
Sale / Repurchase of treasury shares	(11,231)

Balances as of December 31, 2004	5,009,010

35.	Additional Disclosures Required by U.S. GAAP

a.	Defined contribution plan

	2004	2003
Beginning balance - unfunded liability (*)	154,429	189,098
Plus – adjustments for percentage yield on plan assets	90,450	33,924
Plus – debt surplus – January to April 2003 – Voluntary Dismissal Program	—	15,413
Monetary restatement of debt surplus – January to April 2003 – PDI	270	—
Payment of debt surplus – January to April 2003 - PDI	(15,683)	—
Less – payments during the year	(55,380)	(84,006)

Ending balance	174,086	154,429

Total expense
Matching contribution plus risk benefits	20,481	19,379

Total	20,481	19,379

(*)	The unfunded liability of R$154,429 as of January 1, 2004 (R$189,098 as of January 1, 2003) represented the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being amortized over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

b.	Pension and post-retirement benefits

Following are the disclosures required pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, and SFAS No. 132R, it requires additional disclosure to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans.

Pension Benefits

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	1,006,720	894,115
Service cost	115	80
Interest cost	109,270	96,934
Plan participants’ contributions	24	140
Actuarial loss	71,946	52,857
Benefits paid	(89,031)	(82,708)
Assumptions	—	45,302

Benefit obligation at end of year	1,099,044	1,006,720

Change in plan assets
Fair value of plan assets at beginning of year	1,012,658	956,116
Actual return on plan assets	252,789	138,918
Employer contributions	65	192
Plan participants’ contributions	24	140
Benefits paid	(89,031)	(82,708)

Fair value of plan assets at end of year	1,176,505	1,012,658

Funded status	77,461	5,938
Unrecognized net transition obligation	2,221	2,915
Unrecognized net actuarial (gain)	(125,640)	(54,865)

Accrued benefit cost	(45,958)	(46,012)

	2004	2003	2002
Components of net periodic benefit cost
Service cost	139	220	292
Interest cost	109,270	96,934	80,350
Expected return on plan assets	(109,960)	(103,971)	(108,303)
Amortization of net transition obligation	693	693	693
Recognized net actuarial gain	—	(1,246)	(2,384)
Expected employee contribution	(131)	(214)	(274)
Actual Company’s contributions during the year	(65)	(192)	(333)

Net periodic benefit income	(54)	(7,776)	(29,959)

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%
Rate of compensation increase	0.00%	0.00%	0.00%

The above rates are calculated over inflation as measured by the Fiscal Reference Unit (Ufir) through December 31, 1995 and the IGP-DI thereafter.

Other post-retirement benefits

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	293,582	278,606
Service cost	20	118
Interest cost	32,588	30,960
Actuarial loss	54,563	(6,183)
Benefits paid	(11,357)	(8,594)
Administrative expenses	(1,170)	(1,325)

Benefit obligation at end of year	368,226	293,582

Change in plan assets
Fair value of plan assets at beginning of year	61,863	58,103
Actual return on plan assets	9,100	13,655
Administrative expenses	(1,170)	(1,325)
Employer contributions	8	25
Benefits paid	(11,357)	(8,594)

Fair value of plan assets at end of year	58,444	61,864

Funded status	(309,782)	(231,718)
Unrecognized net actuarial loss	123,460	73,752

Accrued benefit cost	(186,322)	(157,966)
Reversal of amount recorded under BR GAAP	262,649	236,442

Effect on shareholders’ equity	76,327	78,476

	2004	2003	2002
Components of net periodic benefit cost
Service cost	20	118	139
Interest cost	32,588	30,960	27,433
Expected return on plan assets	(6,405)	(6,045)	(7,139)
Recognized net actuarial loss	2,161	3,298	3,168
Actual Company’s contributions during the year	(8)	(25)	(44)

Net periodic benefit cost	28,356	28,306	23,557

Reversal of amount recorded under BR GAAP	(26,207)	(24,959)	(20,433)
Effect on U.S. GAAP net income	2,149	3,347	3,124

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%

There was no unrecognized liability at transition.

Medical assistance cost trend rates of increase were projected at annual rates excluding inflation ranging from 4.00% in 2004 to 2.7% in 2046. The effect of a one percent annual increase/decrease in the assumed medical assistance cost trend rates would increase/decrease the accumulated post-retirement benefit obligation at December 31, 2004 by R$56,964/R$45,959 (December 2003 by R$45,623/ R$36,646) and the aggregate of service and interest cost components by R$6,443/R$5,197 (December 2003 by R$5,160/R$4,145).

The funded status of the pension and post-retirement plans under Brazilian and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

Plan assets

Pension and other post-retirement benefits totaled R$1,234,947 and R$1,074,521 at December 31, 2004 and 2003. The TELOS fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of TELOS are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2004 and 2003 as follows:

	2004
	Defined benefit plan		Defined Contribution plan		Medical plan		Total
Fixed Income	917.8	78%	740.3	96%	57.8	99%	1,715.9	86%
Stocks	164.7	14%	—	0%	—	0%	164.7	8%
Real State	82.3	7%	—	0%	—	0%	82.3	4%
Beneficiary Loans	11.7	1%	32.4	4%	0.6	1%	44.7	2%
TOTAL	1,176.5	100%	772.7	100%	58.4	100%	2,007.6	100%

	2003
	Defined benefit plan		Defined contribution plan		Medical plan		Total
Fixed Income	788.2	78%	560.5	95%	61.9	100%	1,410.6	85%
Stocks	132.6	13%	—	0%	—	0%	133.1	8%
Real State	77.6	8%	—	0%	—	0%	77.9	5%
Beneficiary Loans	14.3	1%	26.5	5%	—	0%	40.7	2%
TOTAL	1,012.7	100%	587.0	100%	61.9	100%	1,662.3	100%

TELOS has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefits payments -

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined Benefit Plan	Medical Plan	Total per annum
2005	94,170	15,272	109,442
2006	97,882	16,905	114,787
2007	101,634	18,699	120,333
2008	105,413	20,662	126,075
2009	109,371	22,788	132,159
2010 to 2014	605,665	152,175	758,380

c.	Concentrations of risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

Approximately 30% of Embratel’s employees are affiliated with state and/or municipal labor unions. The most significant of these is Sindicato dos Trabalhadores em Empresas de Telecomunicações (Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas (Fenattel), or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações (Fittel), with which labor agreements are negotiated. Approximately 0.3% of the employees of BrasilCenter, 18.0% of the employees of Star One and 1.4% of the employees of Vésper are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Labor agreements are negotiated for Vésper employees with the labor unions of the states of Rio de Janeiro and São Paulo. The Company’s relationship with its employees and unions is generally good. The Company has not experienced a work stoppage that had a material effect on their operations for many years.

Except for labor agreements with BrasilCenter employees in Ribeirão Preto, Juiz de Fora and Rio de Janeiro, labor agreements with their employees have a two-year term. Some economic issues (e.g., salaries and benefits) pertaining to the two-year labor agreements, however, are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter, Embratel and Vésper are effective.

d.	Recently issued accounting pronouncements

In December 2003, the FASB issued a revised FIN 46 (FIN 46R) that replaced the original interpretation and codified proposed modifications and other decisions previously issued through certain FASB Staff Positions including the deferral of the effective date of applying FIN 46R to certain variable interests created before February 1, 2003. FIN 46R is effective March 31, 2004 for such arrangements. The adoption on FIN46R did not have any significant impact on the Company’s financial position, cash flows or results of operations.

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106” (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. There is a provision deferring the effectiveness of this new rule for foreign plans as from periods ending after June 15, 2004, which is applicable for the Company. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans.

On March 31, 2004, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has the right to participate in the earnings of the company, and an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6.

EITF 03-06 has not been adopted in 2004. Had we adopted, EPS would be R$(2.97) and R$(5.45), for the years ended December 31, 2004 and 2002, respectively.

On December 12, 2004 The FASB issued SFAS No. 151 “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges . . .” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. It becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes that the adoption this FASB will not have impact on its financial position, results of operations or cash flows.

On December 12, 2004 The FASB issued SFAS No. 153 “Statement of Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It becomes effective for financial statements for fiscal periods beginning after June 15, 2005. The Company believes that the adoption of this FASB will not have impact on its financial position, results of operations or cash flows.

On December 12, 2004, The FASB issued a revised SFAS No. 123 “Statement of Accounting for Stock-Based Compensation”. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. It requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. It becomes effective for public entities (excluding small business issuers) no later than the first fiscal year beginning after June 15, 2005. The Company expects the effects of adopting SFAS 123R to be similar of the effects disclosed in Note 34k.

e.	Segment information

The Company presents its segment information under U.S. GAAP in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS No. 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on same basis that the chief operating decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has two reportable segments, the Telecommunications segment and Space segment. The Telecommunications segment is comprised of local, domestic and international long-distance, data communication and other services. The Space segment is represented by the Company’s satellite operations and provides transponders for radio communication services such as (i) network services, (ii) end-to-end telecommunications services, and (iii) transmission of radio and television broadcasting. The Company’s chief operating decision-maker evaluates performance of the segments based on revenues and operating income.

Information presented to management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with BR GAAP.

	2004
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	11,041,682	1,053,099	(819,974)	11,274,807

	2003
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	12,817,766	956,326	(806,289)	12,967,803

	2004
	Telecommunications segment	Space segment	Consolidated
Property, plant and equipment, net	6,103,659	468,946	6,572,605

	2003
	Telecommunications Segment	Space Segment	Consolidated
Property, plant and equipment, net	6,753,501	440,828	7,194,329

	2004
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	7,127,712	404,779	(199,623)	7,332,868
Cost of services and goods sold	(5,042,122)	(154,466)	202,199	(4,994,389)

Gross profit	2,085,590	250,313	2,576	2,338,479
Operating income (expenses)	(2,054,537)	(53,622)	(2,576)	(2,110,735)

Operating income	31,053	196,691	—	227,744

	2003
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	6,850,435	378,520	(185,345)	7,043,610
Cost of services and goods sold	(4,730,673)	(171,743)	187,267	(4,715,149)

Gross profit	2,119,762	206,777	1,922	2,328,461
Operating income (expenses)	(1,656,045)	(45,678)	3,495	(1,698,228)

Operating income	463,717	161,099	5,417	630,233

	2002
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	7,181,027	347,259	(156,656)	7,371,630
Cost of services	(4,926,008)	(230,750)	155,771	(5,000,987)

Gross profit	2,255,019	116,509	(885)	2,370,643
Operating income (expenses)	(2,006,458)	(58,136)	5,289	(2,059,305)

Operating income	248,561	58,373	4,404	311,338

(*)	Eliminations refer basically to inter-segment transactions and balances eliminated on consolidation.

Capital expenditures made by subsidiaries from the telecommunications segment and the space segment amounted to R$451,078 and R$128,533 respectively, for the year ended December 31, 2004 (R$362,971 and R$125,877, respectively, for the year ended December 31, 2003).

f.	Statements of cash flows

The following statements of cash flows are prepared using the BR GAAP reported figures, including the classification of cash and cash equivalents as determined under BR GAAP. Other than the classification of cash and cash equivalents, the following statements of cash flows comply with the classification requirements of SFAS No. 95, “Statement of Cash Flows”:

	2004	2003	2002
Cash flow from operating activities -
Net income (loss)	(339,256)	223,634	(626,342)
Adjustment to reconcile net income to cash provided by operating activities-
Depreciation and amortization	1,119,212	1,126,305	1,115,724
Exchange and monetary gains/losses	255	(281,971)	1,250,991
Minority interest	37,231	39,367	8,611
Net loss on permanent assets disposal	145,458	26,545	11,653
Goodwill write-off	—	101,489	—
Reversal of provision for permanent assets losses	(1,495)	(10,000)	—
Increase (decrease) in allowance for doubtful accounts	194,054	(64,058)	538,416
Effect of capital increase completed by Star One	(5,395)	(5,395)	(5,395)
Decrease (increase) in trade accounts receivable	49,925	57,559	(200,134)
Decrease (increase) in deferred and recoverable taxes	(76,477)	22,066	(526,679)
(Increase) in other accounts receivables	(136,937)	(23,249)	(59,070)
Decrease (increase) in legal deposits	172,084	(111,797)	71,779
Increase (decrease) in payroll and related accruals	(13,863)	(45,676)	18,873
Increase (decrease) in accounts payable and accrued expenses	(466,995)	14,791	111,567
Increase in provision for contingencies	403,515	5,473	19,805
Increase (decrease) in other current liabilities	(175,282)	(104,963)	134,194
Increase (decrease) in income tax and other taxes	81,230	71,778	(371,929)
Increase (decrease) in deferred income	8,776	(13,854)	(10,149)
Increase (decrease) in pension plan liability	45,861	(9,710)	(14,997)
Increase (decrease) in other non-current assets and liabilities	18,666	18,973	26,450

	1,060,567	1,037,307	1,493,368

Cash flow from investing activities-
Acquisition of subsidiary, net of cash acquired	(130,169)	43,725	—
Additions to investments	(807)	—	(98)
Additions to property, plant and equipment	(599,442)	(488,068)	(1,034,700)
Deferred assets	(563)	(2,870)	—
Proceeds from sale of interest in subsidiary	43,973	248,157	—

	(687,008)	(199,056)	(1,034,798)

	2004	2003	2003
Cash flow from financing activities-
Loans repaid	(2,827,111)	(2,003,377)	(1,520,818)
New loans obtained	1,823,124	1,893,258	1,297,620
Swap/hedge settlement	(129,632)	132,888	—
(Repurchase)/sales of shares	(11,231)	2,381	(534)
Dividends paid	(116,177)	(30,896)	—

	(1,261,027)	(5,746)	(223,732)

Increase/(decrease) in cash and cash equivalents	(887,468)	832,505	234,838
Cash and cash equivalents at the beginning of the year	1,719,496	886,991	652,153

Cash and cash equivalents at the end of year	832,028	1,719,496	886,991

Supplemental disclosure of cash paid for-
Income and social contribution tax paid	40,881	37,227	6,412
Interest paid	438,202	439,790	236,191

The reconciliation of cash flows from operating activities under BR GAAP to the amounts under U.S. GAAP is as follows:

	2004	2003 (Restated)	2002 (Restated)
Cash flows from operating activities under BR GAAP	1,060,567	1,037,307	1,493,368
Decrease (increase) in debt security trading investments under U.S. GAAP	191,528	(600,835)	(24,992)

Cash flows from operating activities under U.S. GAAP	1,252,095	436,472	1,468,376

The reconciliation of cash and cash equivalents recorded under BR GAAP to the amounts recorded under U.S. GAAP is as follows:

	2004	2003 (Restated)	2002 (Restated)
Cash and cash equivalents at the end of year under BR GAAP	832,028	1,719,496	886,991
Debt security trading investments	434,299	625,827	24,992

Cash and cash equivalents at the end of year under U.S. GAAP	397,729	1,093,669	861,999

g.	Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2004		2003
	Software licenses	Rights of way and other	Software licenses	Rights of way and other
Gross	895,317	394,910	768,407	360,199
Accumulated amortization	(573,375)	(227,345)	(470,899)	(167,680)

Net	321,942	167,565	297,508	192,519

Amortization expense	115,969	32,043	87,539	33,069

Amortization period (years)	5	*	5	*

(*)	Rights of way are amortized on a straight-line basis over the periods of the respective contracts, which range from 4 to 30 years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2005	129,907
2006	116,888
2007	86,013
2008	56,113
2009	28,803

h.	Renegotiation of debt

As described in Note 22.d, Embratel finalized the renegotiation of a portion of its long-term debt with certain banking institutions. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” the exchange of debt instruments with substantially different terms is considered a debt extinguishment for accounting purposes, resulting in the recognition by the debtor of gain or loss on extinguishment. The Company has determined that certain of the renegotiated debt agreements qualify for extinguishment treatment under EITF No. 96-19. The effect of accounting for the extinguishment is immaterial for the year ended December 31, 2004 and 2003. Under BR GAAP, the renegotiation of debt is accounted for on a prospective basis and consequently, no gain or loss on extinguishment is recorded.

36.	Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Holding Company’s financial statements for the year ended December 31, 2003, management determined that certain investments included in private investment funds that were previously classified as cash equivalents should have been classified as trading securities in accordance with FASB Statement No.115 “Accounting for Certain Investments in Debt and Equity Securities” under U.S. GAAP, since a portion of these Funds’ underlying investments are acquired and held with the intention of selling in the near term. Cash flows from operating activities in Note 35.f have been restated to correct this classification. These reclassifications had no impact on shareholders’ equity nor net income for the periods presented. Under U.S. GAAP, the summary of the effects of these restatements is as follows:

	2003		2002
	Previously reported	Restated	Previously reported	Restated
Net cash from operating activities	1,037,307	436,472	1,493,368	1,468,376
Increase/(decrease) in cash and cash equivalents	832,505	231,670	234,838	209,846
Cash and cash equivalents at the beginning of the year	886,991	861,999	652,153	652,153
Cash and cash equivalents at the end of year	1,719,496	1,093,669	886,991	861,999

Consolidated Financial Statements

Empresa Brasileira de Telecomunicações S.A. - Embratel

December 31, 2004, 2003 and 2002 with Report of Independent Public Accountants

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL AND

SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Empresa Brasileira de Telecomunicações S.A.—Embratel

We have audited the accompanying consolidated balance sheet of Empresa Brasileira de Telecomunicações S.A.—Embratel and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empresa Brasileira de Telecomunicações S.A.—Embratel and subsidiaries as of December 31, 2004, and the consolidated results of its operations and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 34 to the consolidated financial statements).

Rio de Janeiro, January 31, 2005

(except with respect to Note 33, as to which the date is May 19, 2005)

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Pedro Lucio Siqueira Farah

 Pedro Lucio Siqueira Farah

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Empresa Brasileira de Telecomunicações S.A. - Embratel

Rio de Janeiro - RJ, Brazil

We have audited the accompanying consolidated balance sheets of Empresa Brasileira de Telecomunicações S.A. - Embratel and subsidiaries as of December 31, 2003 and the consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2003, all expressed in Brazilian Reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Our audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empresa Brasileira de Telecomunicações S.A. - Embratel and subsidiaries as of December 31, 2003, and the results of their operations, the changes in shareholders’ equity and the changes in their financial position for each of the two years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

As discussed in Note 36, the Company has restated its statements of cash flows prepared in accordance with U.S. GAAP for the years ended December 31, 2003 and 2002.

/s/  Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Rio de Janeiro, Brazil

March 17, 2004 (except with respect to the matters discussed in Notes 34 and 35, as to which the date is May 21, 2004 and Note 36, as to which the date is June 21, 2005).

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(In thousands of Brazilian reais)

	2004	2003
Assets
Current assets:
Cash and cash equivalents	813,807	1,654,014
Trade accounts receivable, net	1,367,767	1,596,963
Deferred and recoverable taxes	369,703	436,717
Related party assets	138,138	17,638
Advances to telecommunications companies	194,610	52,130
Other current assets	117,971	187,308

	3,001,996	3,944,770

Non-current assets:
Deferred and recoverable taxes	1,293,748	1,138,422
Legal deposits	188,749	361,511
Other non-current assets	86,541	48,980

	1,569,038	1,548,913

Permanent assets:
Investments	1,594	39,888
Property, plant and equipment	6,552,580	7,138,034
Deferred assets	92,307	1,143

	6,646,481	7,179,065

Total assets	11,217,515	12,672,748

	2004	2003
Liabilities and shareholders’ equity
Current liabilities:
Loans and financing	2,087,841	1,216,856
Accounts payable and accrued expenses	1,287,898	1,697,083
Taxes and contributions	420,435	324,065
Dividends and interest payable on capital	23,294	104,969
Payroll and related accruals	62,591	79,262
Employees’ profit sharing	33,190	52,107
Provision for contingencies	451,809	50,028
Actuarial liability – Telos	68,342	64,442
Related party liabilities	5,240	13,259
Other current liabilities	46,272	149,332

	4,486,912	3,751,403

Non-current liabilities:
Loans and financing	1,301,805	3,340,221
Actuarial liability – Telos	370,764	328,803
Taxes and contributions	36,402	39,544
Sundry credits and other liabilities	—	13,976

	1,708,971	3,722,544

Deferred income	122,118	112,862

Minority interest	158,524	161,957

Shareholders’ equity:
Capital stock paid-in	2,700,000	2,700,000
Capital reserves	1,001,241	999,162
Revenue reserves	1,039,749	1,224,820

	4,740,990	4,923,982

Total liabilities and shareholders’ equity	11,217,515	12,672,748

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais, except net income (loss) per thousand shares)

	2004	2003	2002
Gross operating revenue:
Telecommunications services	9,268,176	9,139,348	9,482,424
Gross revenue deductions	(2,223,972)	(2,127,263)	(2,110,794)

Net operating revenue	7,044,204	7,012,085	7,371,630
Cost of services	(4,676,769)	(4,685,259)	(5,000,987)

Gross profit	2,367,435	2,326,826	2,370,643

Operating income (expenses)
Selling expenses	(865,915)	(788,386)	(1,095,089)
General and administrative expenses	(1,089,296)	(969,426)	(991,751)
Other operating income (expenses), net	(60,091)	72,617	30,529

Total	(2,015,302)	(1,685,195)	(2,056,311)

Operating income before financial expenses, net	352,133	641,631	314,332
Financial expense, net	(612,264)	(163,523)	(1,555,861)

Operating income (loss)	(260,131)	478,108	(1,241,529)
Extraordinary non-operating income– ILL	106,802	—	198,131
Other non-operating income (expense), net	(18,454)	(70,485)	11,041

Income (loss) before taxes and minority interest	(171,783)	407,623	(1,032,357)

Income tax and social contribution benefit (expense)	26,214	(137,411)	414,274
Minority interest	(39,502)	(36,497)	(16,398)

Net income (loss) for the year	(185,071)	233,715	(634,481)

Quantity of shares (in thousands)	4,723,844	4,723,844	4,723,844

Net income (loss) per thousand shares (in reais)	(39.18)	49.48	(134.31)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

				Revenue reserves
		Capital reserves			Retention of profits
	Capital stock paid-in	Interest on construction in progress	Other reserve	Legal reserve	Reserve for investments	Retained earnings	Total
Balance as of January 1, 2002	2,700,000	865,593	132,718	296,805	—	1,415,787	5,410,903

Donations and other	—	—	183	—	—	(186)	(3)
Loss for the year	—	—	—	—	—	(634,481)	(634,481)

Balance as of December 31, 2002	2,700,000	865,593	132,901	296,805	—	781,120	4,776,419

Donations	—	—	668	—	—	—	668
Net income for the year	—	—	—	—	—	233,715	233,715
Destination of profits-
Constitution of legal reserve	—	—	—	11,687	—	(11,687)	—
Proposed dividends	—	—	—	—	—	(86,820)	(86,820)
Constitution of reserve for investments	—	—	—	—	135,208	(135,208)	—
Transfer to reserve for investments	—	—	—	—	781,120	(781,120)	—

Balance as of December 31, 2003	2,700,000	865,593	133,569	308,492	916,328	—	4,923,982

Donations	—	—	2,079	—	—	—	2,079
Loss for the year	—	—	—	—	—	(185,071)	(185,071)
Absorption of accumulated losses	—	—	—	—	(185,071)	185,071	—

Balance as of December 31, 2004	2,700,000	865,593	135,648	308,492	731,257		4,740,990

		1,001,241		1,039,749

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

	2004	2003	2002
Source of funds
From operations:
Net income (loss) for the year	(185,071)	233,715	(634,481)
Expenses (revenues) not affecting working capital
Minority interests	39,502	36,497	16,398
Depreciation and amortization	1,130,879	1,151,425	1,142,168
Monetary and foreign currency exchange variations and other charges on non-current liabilities	(110,980)	(391,756)	1,458,740
Monetary and foreign currency exchange variations and other revenues from non-current assets	(2,059)	(104)	—
Exchange variation on investments	1,671	48,736	(97,317)
Realization of deferred income	(22,655)	(20,396)	(19,132)
Reversal of provision for loss of investment	—	(10,000)	—
Loss on disposal of property, plant and equipment	72,202	21,761	5,887
Results from long-term derivative contracts	70,013	12,083	(228,536)
Long-term deferred income tax and social contribution	(118,300)	110,456	(696,869)
Actuarial liabilities update – Medical Health Care Plan	26,207	24,959	(16,736)
Impairment of goodwill	—	101,489	—
Deposits in court	(32,669)	35,539	—
Pension plan	86,795	46,846	—
Other operating revenues	(26,456)	(26,292)	(26,445)

	929,079	1,374,958	903,677
From third parties:
Increase in non-current liabilities-
Taxes and contributions	104	—	861
Loans and financing	314,552	2,111,129	722,585
Other liabilities	—	4,616	26,093
Transfer from non-current to current assets	345,308	82,187	44,075
Transfer from investment to current assets	37,313	189,274	—
Transfer from property, plant and equipment to current assets	—	14,650	—
Decrease in non-current assets	—	—	181,220
Disposal of property, plant and equipment	37,361	4,784	5,766
Increase in deferred income	31,911	10,643	8,983
Other	2,079	668	1,479

Total sources of funds	1,697,707	3,792,909	1,894,739

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

	2004	2003	2002
Applications of funds
Increase in non-current assets	169,256	189,121	125,428
Decrease in non-current liabilities - taxes and contributions	—	26,225	173,122
Additions to investments	807	—	98
Additions to property, plant and equipment	618,860	488,754	1,034,700
Additions to deferred assets	100,720	—	—
Dividends and interest payable on capital	37,540	121,433	23,728
Effect of capital increase in Star One – minority interest	5,395	5,395	5,395
Transfer from current to non-current assets	43,148	104,541	—
Transfer of non-current to current liabilities	2,400,264	793,178	2,279,793

Total applications of funds	3,375,990	1,728,647	3,642,264

Increase (decrease) in net working capital	(1,678,283)	2,064,262	(1,747,525)

Current assets:
At beginning of the year	3,944,770	3,115,757	3,328,309
At end of the year	3,001,996	3,944,770	3,115,757

	(942,774)	829,013	(212,552)

Current liabilities:
At beginning of the year	3,751,403	4,986,652	3,451,679
At end of the year	4,486,912	3,751,403	4,986,652

	735,509	(1,235,249)	1,534,973

Increase (decrease) in net working capital	(1,678,283)	2,064,262	(1,747,525)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands, except as indicated)

1.	Operations and Background

a.	Incorporation

Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”) started operating on September 16, 1965, in accordance with Law No. 4.117, dated August 27, 1962, providing long-distance services, and being responsible for domestic and international public telecommunications services.

In November 2000, Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, Embratel transferred its Brazilian satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated. This license is renewable, at a cost to Star One, for an additional 15-year term, subject to Anatel’s regulations.

In August 2003, Embratel incorporated Click 21 Comércio de Publicidade Ltda. (“Click 21”), to provide Internet access and products for residential customers and small companies, including an exclusive domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending faxes, as well as exclusive content.

On March 2, 2004, Embratel acquired CT Torres Ltda. (“CT Torres”) from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc, for US$45 million (R$ 131 million). The fixed assets of CT Torres are comprised of 622 communications towers. These towers belonged to Vésper São Paulo S.A. and Vésper S.A. until December 2, 2003, when they were returned to CT Torres, then sold to CT Leasing Ltd.

The acquisition assured Embratel a greater return on investment than if Vésper S.A. and Vésper São Paulo S.A. were to lease towers from a third party.

On July 23, 2004, Teléfonos de México, S.A. de C.V. (“Telmex”) a company established in accordance with the laws of Mexico, acquired all of MCI’s direct and indirect interests in Startel Participações Ltda. and New Startel Participações Ltda., parent companies of Embratel Participações S.A. (“Embrapar”), the holding company of Embratel, representing 51.79% of common stock (19.26% of total capital). Telmex effected such acquisition through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC. The U.S. Bankruptcy Court Judge approved this operation in the second half of 2004. Approval by ANATEL – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of Embrapar on July 23, 2004.

On December 13, 2004, in accordance with Brazilian securities legislation, Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC) offered to purchase shares of Embrapar from the minority shareholders. Telmex Solutions acquired 47,841,438 thousand shares of additional common stock, thereby increasing Telmex’s stake in Embrapar to 90.25% of common stock (33.57% of total capital).

b.	Business and regulatory environment

Embratel provides international and domestic long-distance telecommunications services in Brazil. These services include transmission of voice, data and other services, and are performed under the terms of a concession granted by the Federal Government, which will expire on December 31, 2005. Embratel has the right to renew this license for an additional 20-year term, at a cost, subject to Anatel’s regulations.

The business of Embratel and Star One, including the services that they provide and the rates they charge, is regulated by the Agência Nacional de Telecomunicações - Anatel, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and the related regulations, decrees, orders and plans. Embratel and the local fixed telephone operators share interstate and international long-distance revenues through network usage fees based on the terms of an interconnection agreement with Embratel, which became effective in April 1998.

On August 15, 2002, Anatel authorized Embratel to operate indefinitely Switched Fixed Telephony Services (“Sistema Telefônico Fixo Comutado - STFC”), for local services. This authorization is for operations in areas equivalent to regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the Brazilian domestic territory. Embratel started rendering those services effective in December 2002.

In July 2002, another carrier was allowed to provide inter-regional long-distance services from the state of São Paulo. Meanwhile, a separate local service provider also received a fixed telephone long-distance license (Region I) and fixed telephone local licenses (Regions II and III).

As from July 6, 2003, users of the Personal Cellular Service (PCS) must choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, offers its customers the possibility of using pre and post-paid calling cards for cellular phones. Embratel also permits customers making calls from cellular phones to be charged through the normal invoice made by the cellular operators.

Embratel and its consolidated subsidiaries are hereinafter referred to as the “Company”.

c.	Working capital deficiency

For the years ended December 31, 2004 and 2002, the Company incurred net losses and at December 31, 2004 the Company has a working capital deficiency of R$1,678,283. Management’s plans to meet working capital requirements and return the Company to profitability are as follows:

c.1)	continuing efforts to reduce operational costs; and

c.2)	lowering financing costs.

2.	Preparation and Presentation of the Consolidated Financial Statements

The consolidated financial statements are the responsibility of Company’s management and were prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”). These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários).

The accompanying financial statements are translated and adapted from the Company’s statutory financial statements issued in Brazil, prepared under BR GAAP, with for certain reclassifications, modifications and changes in terminology to conform more closely to reporting practices in the United States of America.

The consolidated financial statements include the accounts of Embratel and all of its subsidiaries in which the Company directly or indirectly controls the subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation. Minority interests refer to the minority shareholder interests in the subsidiary Star One.

The following subsidiaries are included in the consolidated financial statements for the years ended December 31:

	Voting capital stock
	Direct and/or indirect share (%)
	2004	2003
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	99.0	99.0
Click 21 Comércio de Publicidade Ltda. (Note 1.a)	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	99.0	99.0
Embratel Uruguay S.A.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	100.0
Vega 21 Participações Ltda.	100.0	100.0
Vetel 21 Participações Ltda.	100.0	100.0
CT Torres Ltda. (Note 1)	100.0	—
Participation Investment, Inc. (1)	—	100.0

(1)	This subsidiary was dissolved on October 1, 2004.

Certain reclassifications have been made to prior years financial statements in order to be consistent with current year presentation.

3.	Summary of Significant Accounting Practices

a.	Cash and cash equivalents

Cash and cash equivalents refer to bank deposits and highly liquid temporary investments with maturity of 90 days or less when purchased. Cash equivalents are recorded at cost, plus income earned through balance sheet date, which do not exceed market value, when applicable.

b.	Trade accounts receivable, net

Trade accounts receivable, net represents primarily amounts receivable from customers for services rendered, billed and/or unbilled at period end, directly or through operating telecommunications companies, including the taxes related to such services but net of the allowance for doubtful accounts. These services include local, long-distance and international telecommunications services, data communications services and other services.

Allowance for doubtful accounts represents a management estimate of the accounts for which collectibility is deemed unlikely. The Company constantly monitors its accounts receivables past due. Beginning on June 30, 2004, the Company recorded a 100% allowance for doubtful accounts for amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses. Prior to that date, an allowance for doubtful accounts was recognized from the first day after maturity and was gradually increased until reaching 100% after 120 days. This modification in the estimation process did not generate any material effects in the income statement for the year ended December 31, 2004.

c.	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Exchange gains or losses are recorded in the income statement, classified as Financial Income (Expense). The effects of exchange rate variation are described in Note 9.

d.	Investments

At December 31, 2003, investments principally represent a holding in the satellite company New Skies, denominated in U.S. dollars, and were recorded at acquisition cost, adjusted for foreign currency exchange gains or losses and net of provisions for probable losses when applicable. The Company’s investment in New Skies was sold in 2004.

Other investments are recorded at cost less provision for losses, when applicable.

e.	Property, plant and equipment

Property, plant and equipment are recorded cost of acquisition and/or construction, less accumulated depreciation, monetarily restated up to December 31, 1995.

The current annual depreciation rates used are calculated on a straight-line basis over the expected useful life of the assets. The depreciation rates are disclosed in Note 17.

Improvements to existing property are capitalized, while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction in progress.

The Company periodically evaluates property, plant and equipment for impairment as a result of technological changes. If the Company determines that property, plant and equipment requires replacement, the remaining depreciation life is shortened to the date of replacement. In circumstances where advance identification is not feasible or where immediate replacement is made in response to changes in business plans or in the technological environment, the residual value of replaced equipment is written-off on the date of retirement from service.

Financial charges arising from financing linked to construction-in-progress are capitalized as part of property, plant and equipment until the asset is placed in service.

As described in Note 17, fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest and, where applicable, are subject to monetary correction.

f.	Deferred assets

Deferred assets refer to the goodwill recorded on the books of CT Torres. Such goodwill resulted from the acquisition of CT Torres by its former parent company. The parent company was subsequently incorporated by CT Torres and the goodwill was transferred to the books of CT Torres. The goodwill is being amortized based on future profitability (Note 18).

Additionally, there are pre-operating expenses recorded in the subsidiary Click 21. The balance of the subsidiary has been adjusted to the recoverable amounts and is being amortized over five years.

g.	Vacation pay accrual

Cumulative vacation pay due to employees is accrued as earned.

h.	Income tax and social contribution

Income tax and social contribution are calculated according to the rules and rates prevailing during the year and are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution based on the assumption of its future realization, according to rules established by CVM Instruction No. 371/02 (see Notes 12, 15 and 21).

i.	Loans and financing

Loans and financing are updated based on the exchange or monetary variations and accrued as of the balance sheet dates according to the terms defined in the contracts

j.	Provision for contingencies

The provision for contingencies is recorded to cover any probable losses based on the external and internal legal counsels’ opinions. The basis and nature of the provisions are described in Note 24.

k.	Deferred income

Deferred income relates to the sale of rights of way primarily for optical fiber cables to Brazilian telecommunications companies and international companies with activities in the Mercosur region through long-term contracts. In accordance with the terms of the contracts, the clients pay in advance for the right of way and income is recognized on a straight-line basis over the life of the contracts.

l.	Revenue recognition

Revenues from telecommunications services are recorded on an accrual basis, less an estimate for billing problems or disputes. Revenues from international services include revenues earned under bilateral agreements between Embratel and the foreign telecommunications companies. These agreements govern tariffs paid by Embratel to the foreign companies for the use of equipment required to complete calls invoiced outside Brazil. Revenues related to international calls are recorded monthly segregating the amounts paid to foreign entities in the cost of services rendered (Note 4).

Certain data and other services are billed on a fixed-price monthly fee basis, plus a variable fee based on usage, when applicable. Installation revenues on data service contracts are recognized when the installation process is complete.

m.	Financial income (expense, net)

Represents interest and foreign exchange and monetary variations, loans and financing and other assets and liabilities subject to monetary updated, recorded on an accrual basis. Additionally, includes banking and fiduciary letters expenses resulting from financial investments, as well as PIS (Employees’ Profit Participation Program) and COFINS (Tax on Social Security Financing) expenses (calculated on financial income) and CPMF (Provisional Contribution on Financial Activities – check banking tax).

n.	Actuarial liabilities - Telos

Embratel and Star One sponsor an entity that provides pensions and other post-retirement benefits for their employees (Note 25). Pension and other post-retirement benefit expenses for the year are recorded on an accrual basis. Contributions for the defined benefit plan and medical assistance plan are actuarially determined.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in financial statements as from December 31, 2001.

o.	Employees’ profit sharing

A provision for granting employees the right to a share of the profits is accrued based on management’s estimate, the payment of which is subject to approval at the Shareholders’ General Meeting. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, Embratel and its subsidiary Star One recorded employees’ profit sharing as operating expenses in the statements of income (R$38,881, R$49,587, and R$31,302 for the years ended December 31, 2004, 2003 and 2002, respectively). Information on management profit sharing is included in Note 29 under heading Director’s Fees.

p.	Net income (loss) per thousand shares

Net income (loss) per thousand shares is calculated based on the number of shares at the balance sheet date.

q.	Use of estimates

The preparation of consolidated financial statements in conformity with BR GAAP requires Management to make use of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results may differ from those estimates and assumptions.

4.	Net Operating Revenue

	2004	2003	2002
Voice
Domestic long-distance	4,018,210	4,052,168	4,356,796
International long-distance (1)	768,938	856,585	931,266

	4,787,148	4,908,753	5,288,062
Data & Internet
Corporate and other	1,575,429	1,660,919	1,756,507
Telecommunications companies	158,433	97,236	75,932

	1,733,862	1,758,155	1,832,439

Local services	284,946	100,496	—
Other services	238,248	244,681	251,129

Total	7,044,204	7,012,085	7,371,630

(1)	During the year ended December 31, 2003, Embratel began to report international long-distance revenues gross of the amounts payable to foreign administrators (settlement), which are recorded in cost of services. Previously, these revenues were reported net of settlement. The amounts payable to foreign entities reclassified in 2002 for purpose of comparability totaled R$264,552. This reclassification was made to align the Company’s procedures with the recent changes in the telecommunications market practices and facilitate comparability with other companies in the same industry.

The Company is required to collect ICMS (state value-added taxes) at an average rate of approximately 25% to 27% on all long-distance revenues in addition to PIS/COFINS taxes (federal taxes at a combined rate of 3.65%), and under BR GAAP, this is classified as gross revenue deductions.

For the years ended December 31, 2004, 2003 and 2002, no single customer represented over 10% of total gross operating revenues.

5.	Cost of Services

	2004	2003	2002
Interconnection/facilities (1)	(3,207,651)	(3,212,868)	(3,538,843)
Depreciation and amortization	(965,459)	(976,536)	(981,351)
Personnel	(229,823)	(213,104)	(228,045)
Third-party services (2)	(199,759)	(220,510)	(204,281)
Other	(74,077)	(62,241)	(48,467)

Total	(4,676,769)	(4,685,259)	(5,000,987)

(1)	Expenses related to interconnection/facilities refer to costs with fixed line telephone companies for the use of private circuit lines and interconnection costs paid by Embratel to fixed line and mobile telephone companies, in accordance with the interconnection rules as determined by Anatel.
(2)	Refers substantially to the maintenance of telecommunications equipment and public utilities.

6.	Selling Expenses

	2004	2003	2002
Allowance for doubtful accounts	(344,032)	(352,579)	(627,136)
Personnel	(273,320)	(238,892)	(246,668)
Third-party services (1)	(237,958)	(180,156)	(207,335)
Depreciation and amortization	(3,457)	(4,173)	(3,484)
Other	(7,148)	(12,586)	(10,466)

Total	(865,915)	(788,386)	(1,095,089)

(1)	Refers substantially to marketing, advertising, legal and consulting expenses.

7.	General and Administrative Expenses

	2004	2003	2002
Third-party services (1)	(471,275)	(494,921)	(551,537)
Depreciation and amortization	(161,963)	(170,716)	(157,333)
Personnel (2)	(243,860)	(139,413)	(134,518)
Taxes	(94,157)	(72,644)	(80,029)
Employees’ profit sharing	(38,881)	(49,587)	(31,302)
Other	(79,160)	(42,145)	(37,032)

Total	(1,089,296)	(969,426)	(991,751)

(1)	Refers substantially to the maintenance of installations, public services, conservation and cleaning expenses, printing and postage of invoices, auditing and consulting expenses.

(2)	Since 2000, Embratel has a “Plan for Retention of Executives and Strategic Employees”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers and other key employees who retain specialized knowledge. The participants of the plan would have the right to a cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of Embratel. Due to the change in the shareholding control, Embratel paid to executives, during the first half of 2004, indemnities of approximately, R$92,000. The amounts paid to statutory officers who remained with Embratel comply with the total amount of the global compensation package approved by the General Shareholder’s Meeting of 2004.

8.	Other Operating Income (Expenses), Net

	2004	2003	2002
Interconnection cost recovery (1)	65,647	—	—
FUST recovery (Note 15)	37,902	—	—
COFINS recovery	—	17,736	—
ICMS recovery	14,124	13,609	16,043
Provision for contingencies (Note 24)	(322,859)	—	9,779
Agreement with operators (Note 32)	54,500	—	—
Late charges income (expenses)	(14,040)	17,431	5,872
Sales of telephonic devices (“handset”)	62,804	—	—
Other	41,831	23,841	(1,165)

Total	(60,091)	72,617	30,529

(1)	Based on the decision by the Special Tribunal of the Supreme Court of Justice, issued on July 1, 2004, which supported Embratel’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

9.	Financial Expense, Net

	2004	2003	2002
Financial income
Interest on temporary investments and other	266,689	239,769	177,982
Monetary variation – credit	259,940	1,258	396
Exchange variation – assets (1)	(11,234)	(106,026)	337,175

	515,395	135,001	515,553

Financial expenses
Financial charges	(576,434)	(509,082)	(441,596)
Monetary variation – charge	(505,126)	(53,066)	(41,652)
Exchange Variation – liabilities (1)	(46,099)	263,624	(1,588,166)

	(1,127,659)	(298,524)	(2,071,414)

Total	(612,264)	(163,523)	(1,555,861)

(1)	In 2004, 2003 and 2002, the U.S. dollar devalued by 8.13%, devalued by 18.23% and valued by 52.27%, respectively, against the Brazilian real, and the Japanese Yen devalued by 3.98%, devalued by 9.48% and devalued by 68.54% against the Brazilian Real, respectively, nevertheless, the Company recorded an exchange variation expense of R$(46,099), R$263,624 and R$(1,588,166), respectively, net of results from hedge contracts recorded during the year, in the amount of R$(209,935), R$(409,938) and R$703,474 in 2004, 2003 and 2002, respectively. In 2004, the Company registered this exchange variation expense, basically, due to higher devaluation of the real against dollar, occurred in the first half of 2004.

10.	Extraordinary Non-Operating Income – ILL

From 1989 through 1992, the Federal Government imposed a tax on undistributed profit distributions (ILL – Imposto sobre o Lucro Líquido). During this period, Embratel regularly paid this tax in accordance with the provisions of tax legislation then in force. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created legal precedent, and consequently, other taxpayers filed claims to recover amounts previously paid. In 1999, Embratel filed a lawsuit, and obtained an injunction enabling it to offset the ILL tax against income taxes payable from May 1999 to July 2001. Since the offset was still subject to final decision by a higher court, Embratel did not reverse its liability for income taxes payable. In March 2001, the second judicial level (Tribunal Regional Federal) further confirmed the right to offset. In May 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax as it had not been treated as a tax-deductible expense when paid between 1989 and 1992. Considering that, Embratel recorded the reversal of the related income tax liability in 2002 the amount of R$198,131.

In 2004, the Supreme Court, confirmed the application of the second judicial level decision to the monetary restatements, which were recorded by Embratel, related to the above ILL of R$106,802, as Extraordinary Non-operating Income.

11.	Other Non-Operating Income (Expenses), Net

	2004	2003	2002
Income
Gain on disposal of property, plant and equipment (1)	37,361	4,784	5,766
Gain on sale of investments (Note 16)	8,502	92,808	—
Other	9,481	20,545	24,576
Expenses
Write-off of permanent assets (2)	(2,306)	(128,637)	(11,653)
Provision for write-off of permanent assets (1)	(71,492)	(15,000)	—
Withholding income tax on remittances to foreign telecommunications companies (Note 24.1 c.1)	—	(39,462)	—
Other	—	(5,523)	(7,648)

Total	(18,454)	(70,485)	11,041

(1)	These balances include income from the disposal of property, plant and equipment in the amount of R$31,091 and corresponding provision for write-off in the amount of R$33,092, related to the agreements with operators as described in Note 32.
(2)	On March 24, 2003, the principal customer of Acessonet Ltda. filed a lawsuit requesting the interruption of the long-term contract signed with Embratel. During the second quarter of 2003, this customer began disconnecting several circuits, which were being provided based on the aforementioned contract. Consequently, in June 2003, Embratel wrote-off of the unamortized balance of goodwill related to Acessonet amounting to R$101,489. Additionally, the loss on sale of Intelsat Ltd. amounting of R$18,679 is recorded in this line item (see Note 16).

12.	Income Tax and Social Contribution Benefit (Expense)

The Company is subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) based on taxable income, and has chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts according to this criteria exceeds those calculated those obtained through calculation made based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose (tax balance sheet). The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are presented as a deduction from the taxes payable (see Note 21).

The off-set of accumulated tax loss carryforwards and negative basis for calculation of social contribution is limited to 30% of the respective taxable income in each fiscal year. The losses carried forward have no expiration date. On December 31, 2004 and 2003, Embratel’s tax losses and negative basis for calculation of social contribution are as follows:

	2004	2003
Tax losses	1,055,433	1,074,911

Negative basis for calculation of social contribution	930,653	947,866

The composition of deferred tax assets and liabilities, based on temporary differences, is described in Notes 15 and 21, respectively.

a.	Income tax and social contribution income (expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income tax and social contribution income (expense) for the years ended December 31, 2004, 2003 and 2002 totaled R$100,241, R$(91,010) and R$428,385, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non taxable revenues (Note 15).

The components of income tax and social contribution for the years ended December 31 are as follows:

	2004	2003	2002
Current
Social contribution	(19,427)	(11,928)	(3,798)
Income tax	(54,600)	(34,473)	(10,313)

Total current expense	(74,027)	(46,401)	(14,111)

Deferred
Social contribution	27,328	(24,641)	113,398
Income tax	72,913	(66,369)	314,987

Total deferred benefit (expense)	100,241	(91,010)	428,385

Total	26,214	(137,411)	414,274

The current income tax and social contribution expense, reported in the consolidate statements of income for the years ended 2004, 2003 and 2002 are mainly attributable to the subsidiary Star One.

b.	Reconciliation of tax benefit (expenses) with statutory rates

The provision for income tax was accrued based on taxable income at the rate of 15%, plus an additional 10% on the taxable income in excess of R$240. Social contribution was calculated at a rate of 9%.

The reconciliation between income tax and social contribution based on statutory rates with the amounts recognized as income tax and social contribution benefit (expense) is as follows:

	2004	2003	2002
Net income (loss) before taxes and minority interest	(171,783)	407,623	(1,032,357)

Income tax benefit (expense) at nominal rate (25%)	42,946	(101,906)	258,089
Adjustments to obtain the effective rate:
Income tax benefit on amortization of goodwill on merger	(6,611)	(6,611)	(6,611)
Unrecorded tax credits owed to CVM 371 (1)	(878)	—	—
Non-deductible finance charges		—	13,837
Favorable decision on ILL lawsuit (Note 10)	9,757	—	36,002
Other permanent additions (exclusions) (2)	(26,901)	7,675	3,357

Income tax benefit (expense)	18,313	(100,842)	304,674

Social contribution benefit (expense) at statutory rates (9%)	15,460	(36,686)	92,912
Adjustments to obtain the effective rate:
Tax benefit on amortization of goodwill on merger	(2,380)	(2,380)	(2,380)
Unrecorded tax credits owed to CVM 371 (1)	(321)	—	—
Non-deductible finance charges	—	—	4,981
Favorable decision on ILL lawsuit (Note 10)	3,513	—	12,961
Other permanent additions (exclusions) (2)	(8,371)	2,497	1,126

Social contribution benefit (expense)	7,901	(36,569)	109,600

Income tax and social contribution	26,214	(137,411)	414,274

(1)	This basically refers to the losses incurred by the subsidiary Click 21, for the period ended December 31, 2004, on which no tax credits were recorded due to the uncertainties involving their realization.
(2)	Permanent additions (exclusions) in the consolidated statements for 2004 mainly correspond to the executive retention plan expenses (Note 7).

13.	Cash and Cash Equivalents

	2004	2003
Cash	51	116
Bank accounts	34,204	131,623

Subtotal	34,255	131,739
U.S. dollars short-term certificates of deposit (1)	5,198	218,021
Marketable securities:
Foreign	119,440	116,237
Local	654,344	1,169,112
Bank Certificates of Deposit	570	18,905

Total	813,807	1,654,014

(1)	Short-term certificates of deposit represent highly liquid marketable securities denominated in U.S. dollars, with maturities of less than 90 days, funded from traffic revenues collected from international operators.

Marketable securities primarily represent highly liquid fixed income bonds with maturities of less than 90 days.

14.	Trade Accounts Receivables, Net

	2004	2003
Voice services	2,495,793	2,467,496
Data, telecommunications companies and other services	508,351	619,924
Foreign administrators	210,435	179,266

Subtotal	3,214,579	3,266,686

Allowance for doubtful accounts	(1,846,812)	(1,669,723)

Total	1,367,767	1,596,963

No single consumer accounted for more than 10% of total trade accounts receivable at December 31, 2004 and 2003.

Changes in the allowance for doubtful accounts were as follows:

	2004	2003	2002
Beginning balance at January 1,	1,669,723	1,990,484	1,452,069

Increase through charge to expenses	344,032	352,579	627,136

Decrease through charge to other accounts	(19,560)	(4,290)	—

Write-offs for the year	(147,383)	(669,050)	(88,721)

Ending balance at December 31,	1,846,812	1,669,723	1,990,484

15.	Deferred and Recoverable Taxes

	2004	2003
Deferred income tax and social contribution assets
Provision for write-off of property, plant and equipment / accelerated depreciation	35,215	15,420
Tax losses carryforward	263,858	268,728
Negative basis of social contribution	83,759	85,307
Allowance for doubtful accounts	623,672	564,465
Goodwill on the acquisition of investment	8,991	17,983
COFINS/PIS – temporarily non-deductible	28,531	28,531
Other deferred taxes (provisions)	203,778	169,091

Subtotal	1,247,804	1,149,525

Withholding income tax (IRRF)	75,194	80,199
Recoverable income tax/social contribution	25,578	39,331
Value-added goods and services tax – ICMS	178,676	242,936
Income Tax on net income – ILL (Note 10)	41,625	—
FUST	63,216	—
Other	31,358	63,148

Total	1,663,451	1,575,139

Current	369,703	436,717

Non-current	1,293,748	1,138,422

Deferred taxes were recorded based on the assumption of future realization, as follows:

a.	Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

b.	Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a five year-term, ending in 2006.

c.	Other temporary differences: realization will occur with the payment of accrued provisions and the effective write-off of underlying doubtful accounts or any other event which may result in a recorded loss.

Based on management’s estimates of future taxable income that were approved by the Board of Directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2004 will be realized.

In December 2003, Anatel issued an official letter clarifying that the connection costs are deductible from the contribution calculation base of FUST – Telecommunications Systems Universalization Fund.

In the second quarter of 2004, Embratel, concluded a review of the calculation basis of the referenced contribution tax pursuant this official letter and recorded a corresponding credit in the amount of R$57,736. Of this credit, R$37,902, was recorded as “Other operating income (expenses)”, and the compensatory interest of R$19,834, was recorded as “Other Financial Income (Expense)”. On December 31, 2004, these credits, monetarily restated, totaled R$63,216.

16.	Investments

	2004	Ownership	2003
Satellite company - New Skies	—	2.104549%	38,981
Other	1,594		907

Total	1,594		39,888

The interests in the satellite company are denominated in U.S. dollars and translated to local currency as described in Note 3.c.

During the years 2004 and 2003, Embratel sold to third parties 100% of its participation in the following companies:

Company	Month of disposal	Balance of investment	Sale proceeds	Gain/ (loss)
Intelsat Ltd.	July 2003	137,717	119,038	(18,679)
Embratel Clearinghouse Ltda.	October 2003	2,946	46,161	43,215
Inmarsat Ventures PLC	December 2003	37,664	86,366	48,702
Telecommunications Companies	December 2003	6,386	7,277	891
New Skies	November 2004	35,471	43,973	8,502

17.	Property, Plant and Equipment

a.	Composition

	2004
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,255,593	(1,088,655)	1,166,938
Transmission equipment (2)	8,104,314	(4,958,910)	3,145,404
Buildings and ducts	1,339,964	(728,266)	611,698
Land	186,943	—	186,943
Other assets
General use (3)	670,777	(499,552)	171,225
Intangible (4)	1,005,324	(518,011)	487,313
Telecommunication infrastructure (5)	667,908	(477,676)	190,232
Construction in progress	592,827	—	592,827

Total	14,823,650	(8,271,070)	6,552,580

	2003
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,173,868	(896,709)	1,277,159
Transmission equipment (2)	8,089,220	(4,384,334)	3,704,886
Buildings and ducts	1,338,342	(691,871)	646,471
Land	190,495	—	190,495
Other assets
General use (3)	650,482	(443,633)	206,849
Intangible (4)	866,133	(382,539)	483,594
Telecommunication infrastructure (5)	644,334	(437,631)	206,703
Construction in progress	421,877	—	421,877

Total	14,374,751	(7,236,717)	7,138,034

(1)	Cost refers to acquisition or construction, monetarily restated through December 31, 1995.
(2)	Transmission equipment includes aerial, underground and building cables, private automatic exchanges and power equipment.
(3)	Vehicles, information technology equipment, furniture and fixtures.
(4)	Software licenses and rights of way.
(5)	Telecommunications support towers, leasehold improvements and energy and acclimatization system.

a.1.)	Assets related to the concession contract

Certain assets are allocated for use in services provided under the concession, which prevents their removal, disposal, assignment or use as guarantees in mortgages without the express prior authorization of the regulatory authority.

a.2.)	Assets pledged as a guarantee

As of December 31, 2004, Embratel had real estate and other fixed assets listed and/or designated as guarantees in judicial claims, in the amount of R$842,424 (R$704,501 as of December 31, 2003).

b.	Depreciation

The annual depreciation rates applied to property, plant and equipment are as follows:

%
Switching equipment	10.00
Transmission equipment	5.00 to 20.00
Buildings and ducts	4.00
Other assets	4.00 to 20.00

The Company revised the depreciation rates applicable to approximately 70% of its property, plant and equipment. Consequently, since January 2003 switching equipment has been depreciated at a 10% annual rate (7.69% until December 31, 2002), and optical fiber cables (classified as transmission equipment) have been depreciated at a 5% annual rate (6.67% and 10% until December 31, 2002). This resulted in an increase in depreciation expense in the amount of approximately R$13 million for the year ended December 31, 2003.

The weighted average depreciation rate for the year ended December 31, 2004 is 9.81% (9.33% and 8.94% for the years ended December 31, 2003 and 2002, respectively).

c.	Construction of the Star One C-1 Satellite

In 2001, the subsidiary Star One signed an agreement with Alcatel Space Industries (ASI), for the construction of the Star One C-1 satellite. The cost of the project was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, the subsidiary Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Because of modifications to the technical specifications of the satellite, the contract was amended in March 2004 to reflect a total cost of US$212,100 and a new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The term for delivery of the satellite in orbit and of the earth control station is 30 months as from September 30, 2003. The launching is scheduled for the first half of 2006.

The amendment provides that in case of cancellation of the satellite Star One C-1 construction, the subsidiary Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

The amount related to this contract is recorded as construction in progress as of December 31, 2004 and totals R$275,971 (R$189,539 as of December 31, 2003).

18.	Deferred Assets
		2004	2003
	Pre-operating expenses	1,183	1,183
	Goodwill	102,426	—
	Accumulated amortization	(11,302)	(40)

	Net book value	92,307	1,143

	The goodwill is recorded on the books of CT Torres, resulted from the acquisition of CT Torres by its the former parent company, which was subsequently incorporated by CT Torres and, thus, the goodwill was transferred to the books of CT Torres. The goodwill is being amortized based on future profitability, and the amortization term for the aforementioned goodwill has been reduced from 10 to 6 years beginning on November 1, 2004.

19.	Payroll and Related Accruals
		2004	2003
	Wages and salaries	171	1,110
	Accrued social security charges	60,634	66,686
	Accrued benefits	1,786	11,466

	Total	62,591	79,262

20.	Accounts Payable and Accrued Expenses
		2004	2003
	Suppliers	1,002,160	1,360,628
	International operators	169,283	226,148
	Consignment for third parties/other	114,942	110,069
	Other	1,513	238

	Total	1,287,898	1,697,083

21.	Taxes and Contributions

	2004	2003
Indirect taxes
ICMS (value-added tax)	201,049	124,220
PIS/COFINS (social/finance contributions)	39,010	34,856
PIS/Pasep - in suspension	144,342	132,261
PIS/COFINS – judicial deposit in court (1)	2,513	2,514
ISS (municipal service tax)	11,696	9,628
Other	19,536	21,413

Deferred taxes liabilities
IRPJ and CSSL, law No. 8,200/91 – supplementary monetary restatement	36,522	38,319

Other – income taxes (2)	2,169	398

Total	456,837	363,609

Current	420,435	324,065

Non-current	36,402	39,544

(1)	In 1999, Embratel questioned the change introduced Law No. 9,718/99 which increased: (a) the taxable income for calculation of PIS and COFINS, including financial income and exchange variation and (b) the COFINS rate from 2% to 3%. Despite this questioning, Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprised August 1999 through April 2001. As from May 2001, Embratel began paying PIS and COFINS. On August 29, 2002, Provisional Measure (PM) No. 66 was issued, which permitted the liquidation of fiscal liabilities that were being challenged in court without fines. Embratel decided to avail itself on PM No. 66 and paid this liability amounting to R$173,122, using the corresponding court deposits.
(2)	This item mainly refers to the provision for income tax and social contribution (estimate) and withholding income tax – IRRF.

22.	Loans and Financing

	2004	2003
Loans and financing	3,223,699	4,447,130
Accrued interest	165,947	109,947

Total	3,389,646	4,557,077

Current	2,087,841	1,216,856

Non-current	1,301,805	3,340,221

Loans and financing are principally comprised of credits from various banks and also from suppliers of telecommunications equipment used to enhance domestic and international telecommunications services. This debt finances working capital and equipment purchases (mainly satellites and cables) and the B1, B2, B3, B4 and C-1 satellites and is to be repaid as set out in the repayment schedule below. The debt is mainly denominated in foreign currencies as shown in the following currency analysis and bears fixed interest rates ranging from 4.5% to 11% per annum and variable interest rates ranging from 0.25% to 4% per annum over Libor. The Libor rate at December 31, 2004 was 2.50% per annum (1.22% per annum in 2003).

There were no unused commitments for long-term financing as of December 31, 2004 and 2003.

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is protected against exchange variation of the Brazilian Real through “swap” operations (Note 23.c), as described below:

	Amount	%	Average cost of debt
Current
Portion of debt under swap or reais - denominated	1,524,650	73.0	97.67% CDI
Unhedged debt	563,191	27.0	US$ + 3.20%

Total short-term debt	2,087,841	100.0

Non-current
Portion of debt under swap or reais - denominated	301,870	23.2	74.90% CDI
Unhedged debt	999,935	76.8	US$ + 9.37%

Total long-term debt	1,301,805	100.0

Total
Portion of debt under swap or reais - denominated	1,826,520	53.9	93.91% CDI
Unhedged debt	1,563,126	46.1	US$ + 7.15%

Total debt	3,389,646	100.0

a.	Model

	2004			2003
	Short term	Long term	Total	Short term	Long term	Total
Local currency
Bank loans	—	—	—	149,053	860,337	1,009,390
Commercial Papers	1,019,050	—	1,019,050	—	—	—
Finame	6,813	13,862	20,675	6,848	20,228	27,076
Leasing	1,351	1,702	3,053	564	—	564

Total	1,027,214	15,564	1,042,778	156,465	880,565	1,037,030

Foreign currency
Bank loans	957,294	430,564	1,387,858	992,274	1,566,767	2,559,041
Foreign debt securities	3,936	729,960	733,896	7,997	794,530	802,527
Star One C-1 satellite financing	1,715	111,301	113,016	1,326	67,249	68,575
Suppliers	2,906	3,624	6,530	2,858	5,818	8,676
Leasing	18,265	158	18,423	24,213	13,206	37,419
Swap / Hedge	76,511	10,634	87,145	31,723	12,086	43,809

Total	1,060,627	1,286,241	2,346,868	1,060,391	2,459,656	3,520,047

Total of debt	2,087,841	1,301,805	3,389,646	1,216,856	3,340,221	4,557,077

b.	Repayment schedule

The long-term debt amortization schedule, as of December 31, 2004, comprises the following yearly amounts:

2004
2006	178,845
2007	163,194
2008	829,432
2009	45,875
2010 to 2013	84,459

Total	1,301,805

c.	Percentage breakdown of total debt by foreign currency/original index:

	2004		2003
	Exchange /Percentage rates		Exchange /Percentage rates
U.S. Dollar	2.6544	64.5%	2.8892	61.1%
Japanese Yen	—	—	0.0270	10.8%
Euro	3,6195	4.7%	3.6506	5.3%
CDI (Interbank Certificate of Deposit)	17.75%	30.1%	16.50%	22.1%
TJLP	9.75%	0.6%	11%	0.7%
Real	—	0.1%	—	—

Total		100.0%		100.0%

d.	Roll-over of debt

In June 2004, Embratel completed its debt rollover program, which began in March 2003, whereby all outstanding debt was subject to a new amortization schedule. The interest rates negotiated in these loans were Libor + 4% p.a. or CDI + 4% p.a.

e.	Prepayment of refinancing

In December 2004, Embratel prepaid the debt that was part of the 2003 rollover. This process begun in December 2003, which resulted in the disbursement of approximately US$766 million, mainly in the second half of 2004, the period that approximately US$558 million was paid. This debt was restated by Libor + 4% per annum and CDI + 4% per annum. The funds were raised from the issuance of Notes, Commercial Paper and other funds raised in the fourth quarter of 2004.

Embratel also prepaid US$22 million of other loans which were not included in the rollover program. These loans carried an approximate cost of Libor + 3.5% per annum.

The objective of Embratel was to reduce the financial charges and terminate the covenants agreed upon the debt refinancing.

f.	Foreign debts securities - notes

In June 2004, Embratel conducted a “note” exchange offer of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued previously were private and the new ones are public. The new notes have the same terms as the securities issued previously, mature in 2008 and carry an interest rate of 11% per annum.

g.	Commercial paper

In November 2004, Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to replace the refinancing agreement of March 2003.

h.	Foreign currency bank loan

In the fourth quarter of 2004, Embratel obtained loans in the amount of US$165 million with one year maturities and three month Libor + 1.2% per annum interest rates.

i.	Suppliers

The suppliers’ financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

j.	Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially comprised of promissory notes, which, although not representing actual guarantees, are legal instruments that can be executed judicially in the event of default.

The guarantees pledged to the banks participating in the debt rollover program were cancelled in the fourth quarter of 2004, due to the prepayment of the refinanced debt.

k.	Credit agreement defaults

Most of Embratel’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of Embratel’s debt is in default or accelerated. As of December 31, 2004, none of the outstanding debt was in default.

As stated in Note 1.a., on November 1, 2000, Embratel incorporated Star One to manage satellite operations, transferring the satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005. The credit agreements related to these satellites include cross-acceleration provisions that would permit the lenders to accelerate the maturity thereof if the financed assets were sold or transferred to other companies. However, before incorporating Star One and transferring the assets, Embratel’s management obtained from the lenders a waiver regarding the transfer of the assets to Star One, as this was a condition that could have caused an event of default. Most of the waivers conditioned to the maintenance of Embratel as majority shareholder in Star One during the remaining term of agreements.

l.	Financial agreement for the construction of satellite – Star One C-1

On April 19, 2002, Star One entered into a financial agreement with BNP Paribas in order to finance 85% of Star One C-1 satellite construction costs and 100% of the insurance premium agreed with Coface (“Compagnie Française d’Assurance pour le Commerce Extérieur”). The total amount was equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5-year contract. During the grace period, the interest rate would be the six-month Libor plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

As the original agreement of the purchase of the satellite Star One C-1 was renegotiated due to the changes performed in the project, the price and the payment schedule were modified. Consequently, an amendment to the financing contract was signed on August 13, 2003.

This amendment was signed with BNP Paribas (leading bank) and Societé Génerale, with amounts equivalent to 85% of the price of the satellite Star One C-1 to be delivered in orbit and 100% of the insurance premium agreed with Coface. The new total amount was US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a 38-month grace period and amortization in 14 semi-annual installments, totaling 10 years of term. During the grace period, the interest rate would be the six-month Libor plus 0.75% per annum and during the repayment period, 3.93% per annum. Income tax on remittances of interest is due by the creditors.

On June 1, 2004, the Credit Agreement was amended due to modifications of the satellite project and payment schedule. The amount of the credit was changed to US$185,232 (including US$18,547 of the credit insurance premium). All others conditions remained the same.

At December 31, 2004, the amount drawn totaled US$41,717.

The current agreement foresees the following guarantee clauses:

l.1.)	Starting July 1, 2005, the subsidiary Star One will make monthly deposits in the account “Debt Service Reserve Account” of the amounts in Reais equivalent to 1/12 (one twelfth), in US dollars, of the first semi-annual installment related to principal and interest. As from the date for beginning of the amortization period, foreseen to occur in November 2006, and until the final term of the agreement, the subsidiary Star One will keep deposited in the mentioned account the amount in Reais equivalent, in US dollars, to 115% of one semi-annual installment of the debt service;

l.2.)	A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case subsidiary Star One delays the payments contractually scheduled;

l.3.)	In the event of unavailability of the guarantee in the above mentioned item “l.1”, there is the guarantee of the accounts receivable originated from the agreement signed between Embratel and the subsidiary Star One transponder release; and

l.4.)	In the event of unavailability of guarantees “l.1” and “l.3”, as from July 1, 2006, Embratel is responsible for making deposits to the Debt Service Reserve Account, limited to US$122,337;

l.5.)	During the term of the agreement, Embratel pledges to hold not less than 51% of the total voting shares of the subsidiary Star One; and

l.6.)	Star One is bound by financial covenants to the creditor banks, on account of the renegotiated agreements, with respect to the level of indebtedness and the minimum earnings before financial results, income taxes, depreciation and amortization (“EBITDA”). To date, the subsidiary Star One has complied with all covenants.

m.	Covenants

Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements. At December 31, 2004, Embratel is in compliance with all such covenants.

23.	Financial Instruments

a.	Miscellaneous

The Company carries out transactions with financial instrument designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is concluded through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b.	Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In this sense, a system which applies this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

c.	Interest rate, currency and forward currency swaps

Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	As of December 31, 2004
Classes	Issue date	Maturity date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	01/03/05 to 12/12/08	258,891	87,145	84,592
Forward	11/4/04	01/12/05 and 03/16/05	65,000	18,189	15,138

		Total	323,891	105,334	99,730

	As of December 31, 2003
Classes	Issue date	Maturity date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	Various	449,982	43,809	46,616

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

d.	Criteria, assumptions and limitation in the market value calculations

d.1)	Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

d.2)	Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

d.3)	Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of December 31, 2004, which market values differ from their carrying values, are shown below:

	2004		2003
	Book value	Market value	Book value	Market value
Loans and financing	3,389,646	3,180,923	4,557,077	4,910,129

24.	Provision for Contingencies

In the normal course of business, the Company is party to legal proceedings and potential discussions, which were or may be raised by competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies involve issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Company’s privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, Company’s management believes that the outcome of a significant portion of present and future claims will be favorable to the Company, and for those claims for which the unfavorable outcome is considered probable, a provision has been recorded.

For those claims evaluated as possible loss, a provision has not been recorded.

Part of the changes in the provision for contingencies is due to monetary and exchange variation and thus affects net financial results.

The amounts involved are described as follows:

	Probable		Possible
Nature	2004	2003	2004	2003
Labor	88,899	29,410	71,930	38,712
Tax	86,650	—	1,946,741	1,181,635
Civil	276,260	20,618	167,914	570,200

Total	451,809	50,028	2,186,585	1,790,547

24.1.	Labor contingencies

These are contingencies involving several labor claims, primarily related to salary issues such as differences in salary and benefits, overtime and others.

24.2.	Tax contingencies

	Probable		Possible
Nature	2004	2003	2004	2003
ICMS (a)	86,650	—	1,149,555	775,000
Income tax on inbound international (b)	—	—	351,635	351,635
INSS (National Institute of Social Security) (c)	—	—	47,000	55,000
PIS (d)	—	—	159,000	—
COFINS (e)	—	—	236,600	—
Other (f)	—	—	2,951	—

Total	86,650	—	1,946,741	1,181,635

a.	ICMS

Embratel has tax contingencies due to the non-payment of ICMS on international and other services considered by Embratel as exempted or nontaxable, as well as the offset of supposedly non-deductible credits. Part of these contingencies, amounting to R$86,650, have been assessed as probable losses and therefore a provision has been recorded. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$893,749 (R$539,000 as of December 31, 2003). As a result of this evaluation no provision has been recorded.

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is required the payment of ICMS on the rental of transponders and on broadband Internet services. In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for the nonpayment of the ICMS over satellite capacity and other accessory obligations. Star One’s management and its legal counsel evaluate the probability of loss of these assessments as possible and, thus, no provision has been recorded.

b.	Income tax on inbound international income

Based on its legal advisor’s opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the SRF assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayers’ Council and the decision is still pending.

In June 1999, Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Based on the opinion of Embratel’s Management and legal counsel, which consider the probability of loss as possible, the amounts arising from these assessments have not been recorded in the financial statements.

c.	INSS (National Institute of Social Security)

On September 5, 2001, Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible and thus, no provision has been recorded.

d.	PIS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70.

The probability of loss related to the assessment has been reclassified from remote to possible during 2004 due to the reassessment made by Embratel’s legal advisors and therefore, no provision was recorded.

e.	COFINS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Embratel appealed to a higher administrative level, which is still pending decision.

Based on the reassessment made by Embratel’s legal advisors, the chances of loss in the case of this tax assessment have been reclassified from remote to possible in 2004 and therefore, no provision has been recorded.

f.	Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951.

Management and its legal counsel understand that the probability of loss is possible and, therefore, no provision has been recorded in the financial statements for the amounts involved in these claims.

g.	Withholding income tax on remittances to foreign telecommunications companies

Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697, for the non-withholding of Income Tax on payments to foreign telecommunications companies, related to calls initiated in Brazil and completed by those companies abroad (outbound traffic), from

December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additional, totaling R$39,462, were paid, and, recognized as expense in the first quarter of 2003.

Embratel filed a Writ of Mandamus seeking to obtain a pronouncement that the Melbourne Treaty has been in effect in the Brazilian legal system since 1990. In December 2004, the suit was judged extinct without any judgment on its merits, based on the extinction and release of the aforementioned assessment.

24.3.	Civil contingencies

	Probable		Possible
Nature	2004	2003	2004	2003
Disputes with local operators (a)	2,000	—	43,349	520,200
Anatel and public institutions (b)	8,500	—	63,267	50,000
Disputes with third parties (c)	265,760	20,618	61,298	—

Total	276,260	20,618	167,914	570,200

a.	Disputes with local operators

In November 2004, due to the agreements executed separately by Embratel and each one of the local operators (Note 32), the parties required the extinguishment of all legal suits and the charges which aimed the judgment against Embratel for the payment of amounts arising from interconnection contracts executed with the local operators, which totaled to a historic amount of approximately R$520,200 at December 31, 2003.

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,000. In another collection lawsuit in the amount of R$43,349, Embratel and its legal advisors believe that the chances of loss are possible and therefore no provision has been recorded.

b.	Contingencies related to Anatel and other public institutions

b.1. Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same facts, Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,569 which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

In the opinion of Embratel’s Management and its legal counsels, the chances of loss regarding the penalty sought by Anatel and third parties have been classified and possible and thus, have not been provisioned. In regards to the tax execution sought by the state of Rio de Janeiro, Embratel and its legal advisors have classified the chances of loss as probable and have therefore recorded a provision of R$8,500.

b.2. Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed several Administrative Procedures for Disregarding Obligation (“PADO”) against Embratel. In relation to the fines of R$10,698 (January to June 2000 and October 2000), no provisions were recorded since the chances of loss were classified as possible.

c.	Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting from Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$22,798 (R$14,118 as of December 31, 2003).

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In such lawsuits, with one exception, which charges have been suspended, Embratel deposited in court the amounts disputed and other damages awarded. These deposits totaled R$19,383. In the opinion of Embratel’s Management, the chances of loss are probable and a provision in the total amount of R$45,116 has been recorded.

CT Torres Ltda. is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations.

In the opinion of the management of CT Torres Ltda. and its legal counsels on this matter, the chances of loss are probable in these cases and a provision in the amount of R$375 has been provisioned.

CT Torres Ltda. is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management of CT Torres Ltda. and its legal counsels the chances of loss in these cases are possible, and therefore, no provision has been recorded.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$27,011. The suits in which losses were classified as possible amount to R$42,053 and no provision has been recorded.

Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by the subsidiary.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, Embratel’s management and its legal advisors classified the chances of loss as probable and have thus, recorded a provision in the amount of R$5,500.

In the other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsels, Embratel believes that the chances of loss in some of the suits are probable, and have therefore recorded a provision of an updated amount of R$164,960 (R$6,500 as of December 31, 2003). In other suits classified as possible, in the amount of R$14,800, R$10,835 has been deposited in court.

Embratel and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of Embratel and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

25.	Actuarial Liabilities - Telos

Embratel and Star One sponsors a defined contribution plan, a defined benefit plan and a post-retirement medical assistance plan, all managed by the Fundação Embratel de Seguridade Social (“Telos”). Telos, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. Embratel founded it on August 1, 1975.

The rate of contribution for the defined benefits plan for 2004, 2003 and 2002 was 19.8% of the salary of the active participants in this plan (8 participants on December 31, 2003).

After the privatization, Embratel introduced a defined contributions plan through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. The subsidiary Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor’s contribution ranges from 3% to 8% of the participants’ salary, in addition to the extraordinary contribution, provided in the plan’s by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

Contributions to the defined benefit and post-retirement medical assistance plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between Embratel and Telos, and approved by the Brazilian pensions regulatory authority (“Secretaria de Previdência Complementar”). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contribution plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2004, the outstanding balance payable to Telos amounts to R$174,086 (R$154,429 as of December 31, 2003).

The above mentioned previdenciary pension and medical health care plans sponsored by Embratel and the subsidiary Star One are the only post-employment benefits granted to employees.

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

Consequently, on December 31, 2001, Embratel recorded an additional liability in the amount of R$193,424 against shareholders’ equity in the form of a prior year adjustment. As of December 31, 2004, that liability amounted to R$265,020 (R$238,816 as of December 31, 2003).

Reconciliation of Assets and Liabilities as of December 31, 2004:

	Defined Benefit Plan (DBP)		Defined Contribution Plan (DCP)		Medical Health care Plan (MHCP)
Actuarial liabilities – present value	(1,099,044)		(1,416,364)		(368,225)
Fair value of the plan assets	1,174,458		1,388,211		58,443

Present value of liabilities in excess of assets in excess of liabilities and assets	75,414		(28,153)		(309,782)
Actuarial (gains) or losses unrecognized	(5,742)		(22,167	)(2)	44,762
Actuarial assets unrecognized by Embratel	(69,672	)(1)	(123,766	)(3)	—

Net actuarial liabilities	—		(174,086)		(265,020)

(1)	Unrecorded actuarial assets owed mainly to the following reasons: (a) no forecast to reduce the future contributions; and (b) there are no indications that assure that this surplus will be maintained over the next few years.
(2)	This mainly refers to profits computed on the nonpayment of interest and fines on income tax for the January 1, 1997 to August 31, 2001 period according to that provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), of January 25, 2002, and Provisional Measure No. 2.222, of September 4, 2001. Said profits are being deferred in compliance with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.
(3)	Unrecorded actuarial assets owed to the agreement signed on September 1, 1999 (Acknowledgement, acceptance and amortization of the actuarial deficit Term). According to this agreement, the subsidiary Embratel commits to paying the stipulated amount within a maximum term of 20 years without review forecast of the liability in the event of the reduction of the actuarial deficit in the future.

Main actuarial assumptions for 2004 and 2003 used at balance sheet date:

a.	Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns on plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Average salary increases, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a. (DBP and MHCP) Inflation + 2.0% p.a. = 7,1% p.a. (DCP)
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98 (1)
(vi)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)	The capacity factor serves the purpose of reflecting the lag of the monetary values shown on the date of the study, taking into consideration the timing and indices used for the recover of inflationary losses.

b.	Other assumptions:

(i)	Table of general mortality rate	UP-94 with 2 year peaks
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer disability onset chart
(iv)	Turnover	Not used (DBP and MHCP)

Statement of changes in actuarial liabilities:

	2004	2003	2002
Beginning balance	393,245	402,955	419,849
Plus – Interest and updating of actuarial obligations	90,447	33,924	58,548
Plus - Actuarial liabilities arising from CVM Deliberation No. 371 (medical health care plan)	26,207	24,959	—
Debt surplus – January to April 2003 - Voluntary Dismissal Program	—	15,413	—
Payment of debt surplus – January to April 2003 – PDI	(15,683)	—	—
Monetary restatement of debt surplus – January to April 2003 – PDI	270	—	—
Less – Payments made during the year	(55,380)	(84,006)	(75,442)

Actuarial liabilities	439,106	393,245	402,955

Current	68,342	64,442	63,973

Non-current	370,764	328,803	338,982

Actuarial liabilities breakdown:

Defined contributions plan (unsecured liabilities)	174,086	154,429	189,098
Medical assistance plan	265,020	238,816	213,857

Total	439,106	393,245	402,955

26.	Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to market conditions, and the most important balances and values are shown below:

	As of December 31,
	2004	2003
ASSETS:
Current
Accounts receivable (telephone traffic)
Techtel	137	—
Telmex – Brazil	2,359	—
BSE	942	—
ATL	3,851	—
Stemar	83	—
BCP	720	—
Tess	562	—
Telet	1,199	—
Albra	7	—
Americel	369	—
Foreign administrators (telephone traffic)
Telmex - México	2,254	—
Telmex – Chile	133	—
Telmex – Argentina	389	—
MCI (1)	—	64,390
Other	—	927
Related parties
Vésper	138,138	10,935
Embrapar	—	6,703
Other current assets
Stemar	223	—
Telmex – Brazil (2)	565	—
Noncurrent receivables
Mutual – Embrapar (3)	49,254	—

	As of December 31,
	2004	2003
LIABILITIES:
Current
Account payable (telephone traffic)
Telmex – Brazil	1,180	—
Telet	2,874	—
Americel	6,478	—
Tess	6,124	—
Algar	7,784	—
BCP	9,774	—
BSE	5,251	—
Stemar	2,785	—
Albra	1,773	—
Techtel	6
ATL	112	—
Foreign administrators (telephone traffic)
Telmex – México	1,654	—
Telmex – Chile	255	—
Telmex – Argentina	319	—
MCI (1)	—	42,519
Proceda	—	158
Other telecom companies	—	2,553
Related parties
Vésper	5,240	1,265
MCI – Administration fee (1)	—	6,851
MCI – Others accounts payable (1)	—	5,143
Loans – Inbursa (1)	133,401	—
Dividends payable – Embratel Participações S. A.	—	85,754

	2004	2003	2002
INCOME STATEMENT:
Net operating revenue -
Domestic traffic
Telmex - Brazil	14,013	—	—
BSE	4,326	—	—
ATL	20,514	—	—
Stemar	1,789	—	—
BCP	5,192	—	—
Tess	7,770	—	—
Telet	10,648	—	—
Albra	6,213	—	—
Americel	14,300	—	—
International traffic
MCI (1)	—	132,782	128,760
Telmex – México	1,770	—	—
Telmex – Chile	137	—	—
Telmex – Argentina	432	—	—
Techtel	51	—	—
Others	—	971	—
Towers rental
Vésper	18,740	—	—

Cost of services provided
Domestic traffic
Telmex – Brazil	(3,479)	—	—
Albra	(4,524)	—	—
Algar	(23,108)	—	—
Americel	(15,773)	—	—
BCP	(38,725)	—	—
BSE	(14,599)	—	—
Stemar	(4,722)	—	—
Telet	(12,207)	—	—
Tess	(17,918)	—	—

	2004	2003	2002
International traffic
MCI (1)	—	(68,953)	(85,623)
Telmex – México	(1,079)	—	—
Telmex – Chile	(261)	—	—
Telmex – Argentina	(254)	—	—
Techtel	(140)	—	—
Others	—	(823)	(4,591)
General and administrative expenses- Management fee MCI	—	(14,024)	(36,232)
MCI (1)	—	(297)	—
Proceda (1)	—	(9,961)
ATL	(112)	—	—

Others Operational Income
Sales of telephonic devices “Handsets” - Vésper	62,804	—	—

Financial
Exchange variation on the administration fee – MCI (1)	—	(1,100)	(18,395)
Interest on loan – Embrapar (3)	654	—	—
Interest on borrowings – Inbursa Bank (4)	(681)	—	—

(1)	In July 2004, the disposal of the shareholding interest of MCI in Embrapar was concluded (Note 1).
(2)	Interest rate: SELIC – Special System for Settlement and Custody

Maturity of principal: January 30, 2005

(3)	Interest rate: 100% CDI

Maturity of principal: March 29, 2005

Guarantee: promissory note

(4)	Interest rate: libor 3 months + spread de 1.2%

Maturity of principal: November 11, 2005

Guarantee: promissory note

27.	Insurance (Unaudited)

The Company’s Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

a.	Embratel

As of December 31, 2004, Embratel had Operating Risk type insurance policies for the total risk amount of R$10,802,107, and maximum indemnity limit equal to R$878,807, including owned equipment and that of third parties housed on its premises and including coverage for loss of profits. The assets and liabilities and material risks are covered by insurance in accordance with the concession contracts.

b.	Star One

All Earth Station Equipment is insured at its approximate replacement values. The insurance of the satellite in orbit B1 was in effect through September 30, 2004, and was not renewed after this date. The insurance of the satellites B2, B3 and B4 was renewed through April 30, June 30, and August 16, 2005, respectively. The following table shows the amounts insured and the net book value of the satellites at December 31, 2004 (in local currency equivalent to the US dollar amount insured at December 31, 2004):

Satellite	Average amount insured (*)	Net book value
B2	17,373	—
B3	142,448	—
B4	252,757	49,838
(*)	December 31, 2004 = US$1.00 = R$2.6544

28.	Shareholders’ Equity

a.	Capital stock

The authorized capital as of December 31, 2004 and 2003 corresponds to 10 billion common shares. The subscribed and fully paid-in capital stock as of December 31, 2004 and 2003, amounts to R$2,700,000, comprised of 4,723,844 thousand common shares, without par value. The book value per share (per thousand share lot), expressed in reais as of December 31, 2004, amounts to R$1,003.63 (R$1,042.37 as of December 31, 2003).

The Company’s shareholders are as follows:

	Quantity of shares	%
Embrapar	4,665,874,845	98.77
Others	57,969,002	1.23

Total	4,723,843,847	100.00

b.	Revenue reserves

b.1)	Legal reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated losses.

b.2)	Reserve for investments

As of December 31, 2004, the accumulated losses were absorbed by the investment reserve.

On December 31, 2003, in order to meet the permanent investment plans provided for in the formal, approved budgets by the Company’s Boards, according to that provided in article 196 of the Corporation Law and article 8 of CVM Instruction No. 59 issued in December 1986, Embratel established an Investment Reserve for adjusted net profits remaining from the period in the amount of R$135,208 and transferred to this reserve the remaining retained profit balances in the amount of R$781,120.

c.	Capital reserve – interest on construction in progress

Until 1998, in accordance with Ordinances No. 21 of February 21, 1994, and No. 03 of February 25, 1994, Embratel recognized interest on construction in progress at the rate of 12% per annum on the capital invested in such construction. This interest was added to the cost of construction, and credited to the non-operating revenue, up to the limit of financial charges on third parties’ capital that financing the construction. The excess of the 12% over the total financial charges, if any, was credited to capital reserves.

d.	Dividends and interest on capital

According to the Company’s by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Company’s by-laws and in accordance with Brazilian corporate law. The proposed dividends are appropriated at year-end.

In December 2004, Embratel presented adjusted loss for dividends distribution purposes.

As of December 31, 2004, Embratel recorded R$57,227 of interest on capital receivable and R$93,024 of dividends receivable, credited by the subsidiary Star One. Therefore, the subsidiary Star One’s retained earnings were fully distributed to its shareholders.

For the year ended December 31, 2002, the Company’s adjusted result, the basis for distribution of dividends, was negative.

e.	Retained Earnings

In order to provide for permanent investment plans, duly documented in budgetary appraisals approved by management, as foreseen in Article 196 of the Corporate Law and in Article 8 of CVM Instruction No. 59, of December 22, 1986, Embratel set up a reserve for investments with the adjusted net income remaining from 2003, of R$135,208. The outstanding balance of retained earnings, in the amount of R$781,120, is also being transferred to this reserve, and has the same purpose as adopted up to the year ended December 31, 2002. The proposal by the Company’s management will be deliberated in the General Shareholders Meeting. As mentioned at b.2 above, on December 31, 2004, the amount of R$185,071 were absorbed by the investment reserve.

f.	Allocation of adjusted net income

Breakdown of adjusted net income as of December 31, 2003:

Net income for the year	233,715
Constitution of legal reserve	(11,687)

Adjusted net income– basis for calculation of dividends	222,028
Dividends	(86,820)

Remaining Adjusted net income transferred to reserve for investments	135,208

29.	Director’s Fees

During the years 2004, 2003 and 2002, directors’ fees in the amount of R$38,145, R$25,821 and R$10,846, respectively, were classified under the heading of Operating Expenses.

30.	Commitments with Anatel (Unaudited)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of Embratel.

Indicator	Situation on December 31, 2004	Goal established by Anatel for 2005
Rates of international long distance calls completed in each peak period for conventional switching telephone services (target in 2004: 70%)
Morning	68.4%	70.0%
Daytime	68.8%	70.0%
Nighttime	62.5%	70.0%
Rates of domestic long distance calls completed in each peak period for conventional switching telephone services (target in 2004: 70%)
Morning	69.1%	70.0%
Daytime	69.2%	70.0%
Nighttime	68.4%	70.0%
Rates of calls completed to telephone answering services of up to 10 seconds per peak period for greatest conventional switching telephone serviced (target in 2004: 94%)
Morning	97.0%	94.0%
Daytime	96.9%	94.0%
Nighttime	97.0%	94.0%
Requests for public use telephone repairs per 100 telephones in service (target in 2004:10)	9	10
Number of accounts with complaints of errors in each 1000 (target in 2004: 2)	0.3	2
Number of Telephones in public use (TUP) in service	1,400	(*)

(*)	There is no regulation, one target established for the indicator.

All data shown above can be found in the Anatel site.

31.	Voluntary Dismissal Program

Embratel completed, in the first half of January 2003, a Temporary Dismissal Program (the “Program”), which granted financial assistance and social incentives. The Program, initiated in December 2002, was designed for employees who were already retired through the INSS and those who were entitled to retire, proportionally or fully, through the INSS or the employee pension plan (Telos). In order to implement this Program, Embratel set up a provision in December 2002 in the approximate amount of R$20,000.

32.	Agreement with Operators

In November 2004, Embratel formalized an agreement with the operators of the Telemar and Brasil Telecom groups to settle administrative, legal and business disputes arising among the parties over the past several years, establishing guidelines and commitments that will govern their relationships as from that date. As a result, a gain of approximately R$12 million was recorded in the consolidated statement of income for the year ended December 31, 2004, net of taxes, as: trade accounts receivable, allowance for doubtful accounts, deferred and recoverable taxes, judicial deposits and other current assets, property, plant and equipment, accounts payable and accrued expenses, taxes and contributions, other liabilities, deferred income, bad debt expenses, other non operating income (expenses) and income tax and social contribution expenses. Embratel’s Management believes that this agreement will enable a better operating relationship with the referenced companies due to the fact that it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties as well as bring about an enhanced ability to assess business among the parties.

33.	Subsequent Events

a.	Notes

On April 27, 2005, Embratel prepaid 35% of US$275 million of Notes issued in December 2003, which have maturity in 2008.

b.	Commercial paper

On May 19, 2005, Embratel prepaid the commercial paper in full, amounting to R$1 billion, with a portion of the proceeds from our capital increase.

34.	Summary of the Differences between Accounting Practices in Accordance with BR GAAP and U.S. GAAP

As described in Note 2a, the consolidated financial statements are prepared in accordance with accounting practices generally adopted in Brazil. These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários). Accounting policies that differ from accounting principles generally accepted in the United States of America (U.S. GAAP) are described below:

a.	Capitalization of interest cost

Until December 31, 1993, under BR GAAP, interest was capitalized separately and amortized over a period different from the useful lives of the related assets. Also, until December 31, 1998, under BR GAAP as applied to companies in the telecommunications industry, interest attributable to construction in progress was computed at the rate of 12% per annum on the balance of construction in progress. The capitalized part, which related to interest on third-party loans, was credited to interest expense based on actual interest costs and the balance related to the Company’s own capital was credited to capital reserves. As from January 1, 1999, interest charges and monetary and foreign exchange variation from financing linked to construction in progress are capitalized to the balance of the assets and credited to interest expense and monetary and foreign exchange variation.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized as part of the cost of certain assets to the extent that borrowings do not exceed construction in progress. The credit is recorded as a reduction of interest expense. The amount of interest capitalized excludes foreign exchange gains and losses on foreign currency borrowings.

During 2003 and 2002, the Company did not have any financings directly linked to fixed assets and consequently, no interest was capitalized under BR GAAP. During all years presented, amortization under BR GAAP is higher than that under U.S. GAAP because, prior to 1999, a significant portion of interest capitalized under BR GAAP related to amounts credited to capital reserves that were not capitalized for U.S. GAAP purposes. In 2004, interest was capitalized under BR GAAP on Star One’s books.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2004	2003	2002
Capitalized interest difference-
U.S. GAAP capitalized interest-
Interest capitalized during the year	15,528	27,202	99,497
U.S. GAAP difference in accumulated
Capitalized interest on disposals	8,354	2,212	8,583

	23,882	29,414	108,080

Less: BR GAAP capitalized interest-
Interest capitalized during the period	(2,954)	—	(6,350)

U.S. GAAP adjustment	20,928	29,414	101,730

Amortization of capitalized interest difference-
Amortization under BR GAAP	59,704	136,239	139,685

Less: amortization under U.S. GAAP	(51,391)	(95,064)	(128,380)
U.S. GAAP difference in accumulated
Amortization on disposals	(3,564)	(1,241)	(8,113)

	(54,955)	(96,305)	(136,493)

U.S. GAAP adjustment	4,749	39,934	3,192

b.	Monetary correction of 1996 and 1997

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997 and, based on discussions at the meeting of the International Task Force of the AICPA, the Company continued to record the effects of inflation using the IGP index up to 1997.

The U.S. GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting to income applied during 1996 and 1997.

c.	Pension and other post-retirement benefits

Under BR GAAP, the Company provides for the costs of pensions and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by Telos’ actuaries and certified by independent actuaries. For purposes of the U.S. GAAP reconciliation, the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions,” have been applied. The provisions of SFAS No. 87 were applied with effect from January 1, 1991 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$73,743 of the transition liability was transferred directly to shareholders’ equity at the implementation date.

Under BR GAAP, the Company adopted CVM Deliberation No. 371 during the year ended December 31, 2001 and recorded as an adjustment to the opening shareholders’ equity an amount of R$193,424 (Note 25). This adjustment was reversed for U.S. GAAP purposes, since all effects of Pension and Other Post-retirement Benefits have already been recognized after applying SFAS Nos. 87 and 106.

As fully described in Note 25, for BR GAAP purposes, the recognition of other post-retirement benefit obligations was required since December 2001. Under U.S. GAAP, this pension and other post-retirement benefit obligations have been recorded as of January 1, 1991, resulting in a reconciling item for the unrecognized net actuarial gains and losses. See Notes 34.r. and 35.b.

d.	Items posted directly to shareholders’ equity accounts

Under BR GAAP, certain items are posted directly to shareholders’ equity accounts, which under U.S. GAAP, are posted to the income statement. Examples include capitalized interest, donations and grants and fiscal incentive investment credits received. The posting of such items to shareholders’ equity in the subsidiary companies gives rise to consolidation adjustments in the consolidated statements of changes in shareholders’ equity. Since the original postings by the subsidiaries to their equity accounts would, under U.S. GAAP, be made directly to the income statement, these consolidation adjustments are included in the reconciliation of net income in accordance with U.S. GAAP.

e.	Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date.

Under U.S. GAAP the Company calculates earnings per share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of common stock equivalents. Since the Company had no common stock equivalents outstanding for all periods presented, diluted earnings per share is equal to basic earnings per share.

f.	Impairment of long-lived assets

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The Company has performed a review of its long-lived assets and concluded that the recognition of an impairment charge was not required.

g.	Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by BR GAAP. However, in these financial statements, the level of disclosure generally has been expanded to comply with U.S. GAAP, and additional disclosures required by U.S. GAAP are presented in Note 35.

h.	Interest income (expense)

BR GAAP requires interest to be included as part of operating income. Under U.S. GAAP interest income (expense) is included as non-operating income.

i.	Deferred income tax and social contribution assets

As mentioned in Note 12, under BR GAAP, no tax credits were recorded in certain subsidiaries, due to the uncertainties involving their realization.

Under U.S. GAAP, these subsidiaries recorded a deferred income tax and social contribution assets, with the corresponding valuation allowance, as follows:

	2004	2003
Deferred income tax and social contribution assets	11,516	5,672
Valuation allowance	(11,516)	(5,672)

This GAAP difference has no impact on net income (loss) nor shareholders’ equity for all periods presented.

j.	Retained earnings

For BR GAAP, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under U.S. GAAP, retained earnings allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as distributable capital. As a result of the May 22, 1998 spin-off, the Company had U.S. GAAP distributable capital of R$994,594.

Under BR GAAP the remaining outstanding amount of the retained earnings is transferred to a reserve for investment (see Note 28.f). However, for U.S. GAAP purposes this amount is classified as retained earnings.

k.	Stock option plan

Embrapar has maintained a stock option plan since December 17, 1998. Embrapar has granted shares to employees of the group, exercisable ratably over 3 years, at a grant price equal to market price at date of grant plus indexation based on the IGP-M until April, 2000. From then on, the exercise price is indexed to inflation using IGP-M in excess of 12% per annum until October 2001. As from then, the exercise price is no longer indexed. No options are exercisable for more than 10 years after date of grant.

Based on the terms of the plan, Embrapar applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB Opinion 25 and related interpretations in accounting for its stock option plan. For all periods presented, compensation expense under U.S. GAAP related to the Company’s stock option plan is minimal and consequently, has not been reflected as a U.S. GAAP adjustment.

The following table summarizes information about the shares granted and outstanding at December 31, 2004, 2003 and 2002:

2004
	Options outstanding			Options exercisable
Date of grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number outstanding (in thousands)	Weighted-average exercise price (R$)
March 05, 2004	80,000	9.26	8.57	80,000	8.57
January 15, 2004	72,500	9.10	8,89	72,500	8,89
October 1, 2003	2,498,000	8.85	7,60	2,498,000	7,60
August 7,2003	30,000	8.68	5.30	30,000	5.30
February 7, 2003	11,000	8.19	2.99	11,000	2.99
October 9, 2002	607,533	7.86	2.20	607,533	2.20
December 10,2001	22,000	7.04	9.44	22,000	9.44
October 30, 2001	11,500	6.88	7.17	11,500	7.17
October 5, 2001	3,835,961	6.88	6.51	3,835,961	6.51

	7,168,494			7,168,494

2003
	Options outstanding			Options exercisable
Date of grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number (in thousands)	Weighted-average exercise price (R$)
October1, 2003	2,550,000	9.83	7.60	—	7.60
August 7, 2003	30,000	9.67	5.30	—	5.30
August 25, 2003	50,000	9.67	5.90	—	5.90
February 7, 2003	13,000	9.17	2.99	—	2.99
November 26, 2002	2,667	8.92	2.67	—	2.67
October 9, 2002	1,763,534	8.83	2.20	404,879	2.20
December 10, 2001	22,000	8.00	9.44	11,000	9.44
October 5, 2001	4,288,379	7.83	6.51	1,714,993	6.51
October 30, 2001	11,500	7.83	7.17	5,750	7.17

	8,731,080			2,136,622

2002
	Options outstanding			Options exercisable
Date of grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number outstanding (in thousands)	Weighted-average exercise price (R$)
October 6, 2001	5,746,099	8.76	6.51	1,555,930	6.51
October 30, 2001	11,500	8.76	7.17	2,880	7.17
December 10, 2001	29,500	8.76	9.44	7,380	9.44
June 30, 2002	2,097,330	9.76	2.20	—	2.21

	7,884,429			1,556,190

The following table summarizes information about the weighted-average exercise price of options during the year ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Granted	8.72	7.52	2.21
Exercised	2.19	1.26	—
Cancelled	0.88	1.04	1.47

The weighted-average prices of the exercisable options are increased by indexation up to December 31, 2000, based on the IGP-M variation, in accordance with the terms of the plan.

According to rules established in the Stock Options Plan, upon the change in control on July 23, 2004, the granted options became exercisable. Because this acceleration in the vesting period was based on the occurrence of a specific event or condition in accordance with the original terms of the award, a modification has not been made and, therefore, no new measurement of compensation cost is required, according to FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25”, or FIN 44.

In October 1995, the Financial Accounting Standards Board issued SFAS No.123, “Accounting for Stock-Based Compensation,” or SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value. Applying of SFAS 123 would result in pro forma net income and earnings (loss) per share (“EPS”) amounts as follows:

	2004	2003	2002
U.S. GAAP net income (loss) -
As reported	(217,880)	395,274	(686,578)
Pro forma	(225,250)	386,015	(690,003)

Basic and diluted EPS -
As reported	(46.12)	83.68	(145.34)
Pro forma	(47.68)	81.72	(146.07)

The fair values of the options granted have been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004		2003		2002		2001
Expected volatility		69.86%		86.65%		202.37%		117.95%
Risk-free interest rate		16.22%		19.80%		17.91%		19.08%
Grant date fair value	R$	2.20	R$	2.19	R$	2.16	R$	2.52
Expected life		2 years		2 years		2 years		2 years
Dividend yield		0%		0%		0%		0%

l.	Goodwill and negative goodwill

Under BR GAAP and CVM Instruction No. 319/99, the goodwill related to Acessonet, defined as the excess of the acquisition cost over the book value of the net assets acquired, was reclassified to a deferred asset on the date of the merger into Embratel and was being amortized over 5 years. In 2003, this goodwill was written-off (Note 11). Under U.S. GAAP, this amount remains classified as goodwill and was amortized over the same period. As from January 1, 2002, the goodwill is no longer amortized and is subject to a yearly impairment test.

On March 2, 2004, Embratel acquired CT Torres for US$45 million (R$131 million). The principal assets of CT Torres are communication towers that rent space to telecommunication companies principally in the states of Rio de Janeiro and São Paulo. Under BR GAAP the excess purchase price over the book value of assets acquired was recorded as a deferred asset and is being amortized based future profitability. Under U.S. GAAP, the purchase price of CT Torres was allocated to the communication towers, which are being depreciated over their remaining useful life.

m.	Installation revenues

Under BR GAAP, installation revenues and costs are recognized in the statements of operations when incurred. Under U.S. GAAP, installation revenues and the related costs are deferred and recognized over the term of the related contract. Installation costs that exceed installation revenues are expensed as incurred. This difference in accounting policy has no impact on net income (loss) or on shareholders’ equity for all periods presented.

n.	Comprehensive income (loss)

BR GAAP does not recognize the concept of comprehensive income (loss).

Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income,” effective for years beginning after December 15, 1997, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “other comprehensive income” that include charges or credits directly to equity, which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealized gains and losses under SFAS No. 115 and minimum pension liabilities under SFAS No. 87, among others.

The Company’s comprehensive income (loss) for the years presented is equal to its net income (loss) for those years, as it has no other comprehensive income (loss) items.

o.	Accounting for derivative instruments – SFAS No. 133

As mentioned in Note 23, the Company uses derivative financial instruments to mitigate its exposure to foreign currency fluctuations related to a portion of its foreign currency denominated debt. The Company primarily uses foreign currency swap agreements to manage these risks.

Under BR GAAP, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as it had been settled at the balance sheet date. The premium accrued at that date is recorded as expense and payable.

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

For U.S. GAAP purposes, the Company’s derivatives do not qualify for hedge accounting using the criteria of SFAS 133, and consequently, the changes in fair value are recorded in earnings. Accordingly, an adjustment has been included in the reconciliation of U.S. GAAP for the difference between the carrying value for BR GAAP and the fair market value of the derivative as of December 31, 2004 and 2003.

p.	Provision for voluntary dismissal program

As described in Note 31, for BR GAAP purposes, at December 31, 2002, Embratel recorded a provision in the amount of R$20,000 related to a voluntary dismissal program. Under U.S. GAAP, pursuant to Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” such costs may only be accrued if (i) they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan and the number and job classification of employees to be terminated, and (ii) the plan has been communicated to the employees. Since all of the criteria were not met at December 31, 2002, the provision was reversed for U.S. GAAP purposes in 2002 and booked for 2003.

q.	Reversal of exchange variation capitalized in Star One local books

Under BR GAAP, capitalization of exchange variation is permitted. Under the provisions of SFAS34, for U.S. GAAP purposes, only interest cost is allowed to be capitalized.

r.	Net income (loss) reconciliation of the differences between U.S. GAAP and BR GAAP

	2004	2003	2002
Income (loss) as reported under BR GAAP	(185,071)	233,715	(634,481)
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 34.b.)	(96,000)	(103,785)	(96,016)
Capitalized interest (Note 34.a.)	20,928	29,414	101,730
Amortization of capitalized interest (Note 34.a.)	4,749	39,934	3,192
Reversal of exchange variation capitalized in Star One local books (Note 34.q.)	12,113	—	—
Pension and other post-retirement benefits- (Note 35.b.)
SFAS No. 87 adjustment	54	7,776	29,959
SFAS No. 106 adjustment	(2,149)	(3,347)	(3,124)
Reversal of goodwill amortization and impairment charge (Note 34.l.)	—	121,787	40,595
SFAS No. 133 – fair value of swap contracts (Note 34.p.)	8,410	173,017	(175,823)
Reversal of provision for voluntary dismissal program (Note 34.q.)	—	(20,000)	20,000
Other (Note 34.d.)	1,002	(353)	553
Deferred tax effect of the above adjustments	18,084	(82,884)	26,837

U.S. GAAP net income (loss)	(217,880)	395,274	(686,578)

U.S. GAAP basic and diluted net income (loss) per thousand common shares	(46.12)	83.68	(145.34)

s.	Net equity reconciliation of the differences between U.S. GAAP and BR GAAP

	2004	2003
Total shareholders’ equity as reported	4,740,990	4,923,982
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 34.b.)	68,273	164,273
Capitalized interest (Note 34.a.)	(385,705)	(406,633)
Amortization of capitalized interest (Note 34.a.)	746,860	742,111
Reversal of exchange variation capitalized in Star One local books (Note 34.q.)	12,113	—
Dividends (Note 34.i.)	—	86,820
Pension and other post-retirement benefits (Note 35.b.)
SFAS No. 87 adjustment	(45,958)	(46,012)
SFAS No. 106 adjustment	78,698	80,850
Reversal of goodwill amortization and impairment charges (Note 34.l.)	162,382	162,382
SFAS No. 133 – fair value of swap contracts (Note 34.o.)	5,604	(2,806)
Other (Note 34.d.)	(3,626)	(2,552)
Deferred tax effects of the above adjustments	(151,298)	(169,382)

U.S. GAAP shareholders’ equity	5,228,333	5,533,033

The deferred tax effect of the U.S. GAAP adjustments above of R$(151,298) and R$(169,382) as of December 31, 2004 and 2003 would be classified substantially as non-current on the balance sheet.

	2004	2003	2002
U.S. GAAP supplementary information- Reconciliation of operating income (loss) under BR GAAP to operating income (loss) under U.S. GAAP- BR GAAP operating income (expense)	(260,131)	478,108	(1,241,529)
Exclusion from U.S. GAAP operating income-Management fee	—	14,024	36,232
Net financial expense	612,264	163,583	1,555,861
Inclusion in U.S. GAAP operating income-
Amortization of capitalized interest	26,956	41,175	11,305
Extraordinary income – ILL (Note 10)	106,802	—	198,131
U.S. GAAP adjustments-Monetary restatement of 1996 and 1997 (Note 34.b.)	(96,000)	(96,000)	(96,016)
Pension and other post-retirement benefits (Note 35.b.)
SFAS No. 87 pension adjustment	54	7,776	29,959
SFAS No. 106 adjustment	(28,356)	(28,306)	(23,557)
Reversal of goodwill amortization and impairment charge (Note 34.l.)	—	20,298	40,585
Reversal of provision for voluntary dismissal program (Note 34.p.)	—	(20,000)	20,000
Other	1,867	(1,023)	626

U.S. GAAP operating income	363,456	579,635	531,597

Reconciliation of net revenue and cost of services under BR GAAP to net revenue and cost of services under U.S. GAAP (1)-
Net revenue under BR GAAP	7,044,204	7,012,085	7,371,630
Installation revenues (Note 34.m.)	961	2,675	5,222

Net revenue under U.S. GAAP	7,045,165	7,014,760	7,376,852

Cost of services under BR GAAP	(4,676,769)	(4,685,259)	(5,000,987)
Installation revenues (Note 34.m.)	(961)	(2,675)	(5,222)

Cost of services under U.S. GAAP	(4,677,730)	(4,687,934)	(5,006,209)

Total assets – under U.S. GAAP	11,947,187	13,376,467	13,798,168

Property, plant and equipment – under U.S. GAAP	16,620,737	16,011,284	14,674,794
Accumulated depreciation – under U.S. GAAP	(9,512,598)	(8,372,728)	(6,351,876)

Net property, plant and equipment – under U.S. GAAP	7,108,139	7,638,556	8,322,918

(1)	Under BR GAAP, value added and other sales taxes are recorded as a deduction to revenues. In the Company’s previously issued financial statements, the Company recorded these taxes as costs of services under U.S. GAAP. During the year ended December 31, 2004, the Company changed the classification of these taxes under U.S. GAAP to be consistent with BR GAAP. The prior periods have been reclassified for this change in accounting policy. This reclassification had no impact on net income (loss) nor shareholders’ equity for all periods presented. The change in accounting policy was made to align U.S. GAAP with BR GAAP since management believes that the Company acts as an agent for the government with regards to the collection of these taxes. Additionally, the Company believes that this presentation allows for better comparability with other Brazilian companies. The taxes previously included in costs of services, resulting in an increase in net revenues under U.S. GAAP for the years ended December 31, 2003 and 2002 amounted to R$2,102,908 and R$2,110,794, respectively.

t.	Statements of changes in total shareholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002

Total
Balances as of January 1, 2002	5,824,337
Loss under U.S. GAAP	(686,578)

Balances as of December 31, 2002	5,137,759
Net income under U.S.GAAP	395,274

Balances as of December 31, 2003	5,533,033
Net loss under U.S. GAAP	(217,880)
Dividends	(86,820)

Balances as of December 31, 2004	5,228,333

35.	Additional Disclosures Required by U.S. GAAP

a.	Defined contribution plan

	2004	2003
Beginning balance – unfunded liability (*)	154,429	189,098
Plus – adjustments for percentage yield on plan assets	90,450	33,924
Plus – debt surplus – January to April 2003 – Voluntary Dismissal Program	—	15,413
Monetary restatement of debt surplus – January to April 2003 – PDI	270	—
Payment of debt surplus – January to April 2003 – PDI	(15,683)	—
Less – payments during the year	(55,380)	(84,006)

Ending balance	174,086	154,429

Total expense
Matching contribution plus risk benefits	20,481	19,379

Total	20,481	19,379

(*)	The unfunded liability of R$154,429 as of January 1, 2004 (R$189,098 as of January 1, 2003) represented the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being amortized over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

b.	Pension and post-retirement benefits

Following are the disclosures required pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, and SFAS No. 132R, it requires additional disclosure to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans.

Pension benefits

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	1,006,720	894,115
Service cost	115	80
Interest cost	109,270	96,934
Plan participants’ contributions	24	140
Actuarial loss	71,946	52,857
Benefits paid	(89,031)	(82,708)
Assumptions	—	45,302

Benefit obligation at end of year	1,099,044	1,006,720

Change in plan assets
Fair value of plan assets at beginning of year	1,012,658	956,116
Actual return on plan assets	252,789	138,918
Employer contributions	65	192
Plan participants’ contributions	24	140
Benefits paid	(89,031)	(82,708)

Fair value of plan assets at end of year	1,176,505	1,012,658

Funded status	77,461	5,938
Unrecognized net transition obligation	2,221	2,915
Unrecognized net actuarial (gain)	(125,640)	(54,865)

Accrued benefit cost	(45,958)	(46,012)

	2004	2003	2002
Components of net periodic benefit cost
Service cost	139	220	292
Interest cost	109,270	96,934	80,350
Expected return on plan assets	(109,960)	(103,971)	(108,303)
Amortization of net transition obligation	693	693	693
Recognized net actuarial gain	—	(1,246)	(2,384)
Expected employee contribution	(131)	(214)	(274)
Actual Company’s contributions during the year	(65)	(192)	(333)

Net periodic benefit income	(54)	(7,776)	(29,959)

	2004	2003	2002
Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%
Rate of compensation increase	0.00%	0.00%	0.00%

The above rates are calculated over inflation as measured by the Fiscal Reference Unit (Ufir) through December 31, 1995 and the IGP-DI thereafter.

Other post-retirement benefits

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	293,582	278,606
Service cost	20	118
Interest cost	32,588	30,960
Actuarial loss	54,563	(6,183)
Benefits paid	(11,357)	(8,594)
Administrative expenses	(1,170)	(1,325)

Benefit obligation at end of year	368,226	293,582

Change in plan assets
Fair value of plan assets at beginning of year	61,863	58,103
Actual return on plan assets	9,100	13,655
Administrative expenses	(1,170)	(1,325)
Employer contributions	8	25
Benefits paid	(11,357)	(8,594)

Fair value of plan assets at end of year	58,444	61,864

Funded status	(309,782)	(231,718)
Unrecognized net actuarial loss	123,460	73,752

Accrued benefit cost	(186,322)	(157,966)
Reversal of amount recorded under BR GAAP	265,020	238,816

Effect on shareholders’ equity	78,698	80,850

	2004	2003	2002
Components of net periodic benefit cost
Service cost	20	118	139
Interest cost	32,588	30,960	27,433
Expected return on plan assets	(6,405)	(6,045)	(7,139)
Recognized net actuarial loss	2,161	3,298	3,168
Actual Company’s contributions during the year	(8)	(25)	(44)

Net periodic benefit cost	28,356	28,306	23,557

Reversal of amount recorded under BR GAAP	(26,207)	(24,959)	(20,433)
Effect on U.S. GAAP net income	2,149	3,347	3,124

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%

There was no unrecognized liability at transition.

Medical assistance cost trend rates of increase were projected at annual rates excluding inflation ranging from 4.00% in 2004 to 2.7% in 2046. The effect of a one percent annual increase/decrease in the assumed medical assistance cost trend rates would increase/decrease the accumulated post-retirement benefit obligation at December 31, 2004 by R$56,964/R$45,959 (December 2003 by R$45,623/R$36,646) and the aggregate of service and interest cost components by R$6,443/R$5,197 (December 2003 by R$5,160/R$4,145).

The funded status of the pension and post-retirement plans under Brazilian and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

Plan assets

Pension and other post-retirement benefits totaled R$1,234,947 and R$1,074,521 at December 31, 2004 and 2003. The TELOS fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of TELOS are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2004 and 2003 as follows:

2004	Defined benefit plan		Defined contribution plan		Medical plan		Total
Fixed Income	917.8	78%	740.3	96%	57.8	99%	1,715.9	86%
Stocks	164.7	14%	—	0%	—	0%	164.7	8%
Real State	82.3	7%	—	0%	—	0%	82.3	4%
Beneficiary Loans	11.7	1%	32.4	4%	0.6	1%	44.7	2%
TOTAL	1,176.5	100%	772.7	100%	58.4	100%	2,007.6	100%

2003	Defined benefit plan		Defined contribution plan		Medical plan		Total
Fixed Income	788.2	78%	560.5	95%	61.9	100%	1,410.6	85%
Stocks	132.6	13%	—	0%	—	0%	133.1	8%
Real State	77.6	8%	—	0%	—	0%	77.9	5%
Beneficiary Loans	14.3	1%	26.5	5%	—	0%	40.7	2%
TOTAL	1,012.7	100%	587.0	100%	61.9	100%	1,662.3	100%

TELOS has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefits payments-

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan	Medical Plan	Total per annum
2005	94,170	15,272	109,442
2006	97,882	16,905	114,787
2007	101,634	18,699	120,333
2008	105,413	20,662	126,075
2009	109,371	22,788	132,159
2010 to 2014	605,665	152,175	758,380

c.	Concentrations of risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

Approximately 30% of Embratel’s employees are affiliated with state and/or municipal labor unions. The most significant of these is Sindicato dos Trabalhadores em Empresas de Telecomunicações (Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas (Fenattel), or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações (Fittel), with which labor agreements are negotiated. Approximately 0.3% of the employees of BrasilCenter and 18.0% of the employees of Star One are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro.

The Company’s relationship with its employees and unions is generally good. Embratel has not experienced a work stoppage that had a material effect on their operations for many years.

Except for labor agreements with BrasilCenter employees in Ribeirão Preto, Juiz de Fora and Rio de Janeiro, labor agreements with our employees have a two-year term. Some economic issues (e.g., salaries and benefits) pertaining to the two-year labor agreements, however, are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter and Embratel are effective.

d.	Recently issued accounting pronouncements

In December 2003, the FASB issued a revised FIN 46 (FIN 46R) that replaced the original interpretation and codified proposed modifications and other decisions previously issued through certain FASB Staff Positions including the deferral of the effective date of applying FIN 46R to certain variable interests created before February 1, 2003. FIN 46R is effective March 31, 2004 for such arrangements. The adoption on FIN46R did not have any significant impact on the Company’s financial position, cash flows or results of operations.

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106” (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. There is a provision deferring the effectiveness of this new rule for foreign plans as from periods ending after June 15, 2004, which is applicable for the Company. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans.

On March 31, 2004, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has the right to participate in the earnings of the company, and an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. This consensus is not applied for the Company, since it has only common shares.

On December 12, 2004 The FASB issued SFAS No. 153 “Statement of Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It becomes effective for financial statements for fiscal periods beginning after June 15, 2005. The Company believes that the adoption of this FASB will not have impact on its financial position, results of operations or cash flows.

On December 12, 2004, The FASB issued a revised SFAS No. 123 “Statement of Accounting for Stock-Based Compensation” (SFAS 123R). This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. It requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. It becomes effective for public entities (excluding small business issuers) no later than the first fiscal year beginning after June 15, 2005. The Company expects the effects of adopting SFAS 123R to be similar of the effects disclosed in Note 34.k.

e.	Segment information

The Company presents its segment information under U.S. GAAP in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS No. 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on same basis that the chief operating decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has two reportable segments, the Telecommunications segment and Space segment. The Telecommunications segment is comprised of local, domestic and international long-distance, data communication and other services. The Space segment is represented by the Company’s satellite operations and provides transponders for radio communication services such as (i) network services, (ii) end-to-end telecommunications services, and (iii) transmission of radio and television broadcasting. The Company’s chief operating decision-maker evaluates performance of the segments based on revenues and operating income.

Information presented to management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with BR GAAP.

	2004
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	10,984,390	1,053,099	(819,974)	11,217,515

	2003
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	12,522,711	956,326	(806,289)	12,672,748

	2004
	Telecommunications segment	Space segment	Consolidated
Property, plant and equipment, net	6,083,634	468,946	6,552,580

	2003
	Telecommunications segment	Space segment	Consolidated
Property, plant and equipment, net	6,697,206	440,828	7,138,034

	2004
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	6,839,048	404,779	(199,623)	7,044,204
Cost of services	(4,724,502)	(154,466)	202,199	(4,676,769)
Gross profit	2,114,546	250,313	2,576	2,367,435
Operating income (expenses)	(1,959,104)	(53,622)	(2,576)	(2,015,302)
Operating income	155,442	196,691	—	352,133

	2003
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	6,815,441	378,520	(181,876)	7,012,085
Cost of services	(4,697,314)	(171,743)	183,798	(4,685,259)
Gross profit	2,118,127	206,777	1,922	2,326,826
Operating income (expenses)	(1,643,012)	(45,678)	3,495	(1,685,195)

Operating income	475,115	161,099	5,417	641,631

	2002
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	7,181,027	347,259	(156,656)	7,371,630
Cost of services	(4,926,008)	(230,750)	155,771	(5,000,987)

Gross profit	2,255,019	116,509	(885)	2,370,643
Operating income (expenses)	(2,003,464)	(58,136)	5,289	(2,056,311)

Operating income	251,555	58,373	4,404	314,332

(*)	Eliminations refer basically to inter-segment transactions and balances eliminated on consolidation.

Capital expenditures made by subsidiaries from the telecommunications segment and the space segment amounted to R$439,467 and R$128,533 respectively, for the year ended December 31, 2004 (R$362,971 and R$125,877, respectively, for the year ended December 31, 2003).

f.	Statements of cash flows

The following statements of cash flows are prepared using the BR GAAP reported figures, including the classification of cash and cash equivalents as determined under BR GAAP. Other than the classification of cash and cash equivalents, the following statements of cash flows comply with the classification requirements of SFAS No. 95, “Statement of Cash Flows”:

	2004	2003	2002
Cash flow from operating activities-
Net income (loss)	(185,071)	233,715	(634,481)
Adjustment to reconcile net income to cash provided by operating activities-
Depreciation and amortization	1,104,431	1,124,981	1,115,727
Exchange and monetary gains/losses	531	(281,509)	1,250,991
Minority interest	39,502	36,497	16,398
Net loss on permanent assets disposal	108,592	26,545	11,653
Goodwill write-off	—	101,489	—
Reversal of provision for investment losses	—	(10,000)	—
Increase (decrease) in allowance for doubtful accounts	177,089	(63,792)	538,416
Effect of capital increase completed by Star One	(5,395)	(5,425)	(5,425)
Decrease (increase) in trade accounts receivable	52,109	57,825	(200,134)
Decrease (increase) in deferred and recoverable taxes	(88,311)	6,115	(526,147)
(Increase) in other accounts receivables	(191,556)	(15,212)	(59,070)
Decrease (increase) in legal deposits	172,761	(111,734)	71,779
Increase (decrease) in payroll and related accruals	(16,730)	(38,813)	18,873
Increase (decrease) in accounts payable and accrued expenses	(409,413)	18,201	111,490
Increase (decrease) in provision for contingencies	401,781	(3,350)	19,805
Increase (decrease) in other current liabilities	(162,125)	(121,351)	134,289
Increase (decrease) in income tax and other taxes	92,761	90,920	(371,956)
Increase (decrease) in deferred income	9,256	(13,815)	(10,149)
Increase (decrease) in pension plan liability	45,861	(9,710)	(14,997)
Increase (decrease) in other non-current assets and liabilities	(51,539)	14,708	26,480

	1,094,534	1,036,285	1,493,542

Cash flow from investing activities-
Acquisition of CT Torres, net of cash acquired	(130,169)	—	—
Additions to investments	—	—	(98)
Additions to property, plant and equipment	(587,809)	(488,068)	(1,034,700)
Deferred assets		(1,143)	—
Proceeds from sale of interest in subsidiary	43,973	248,157	—

	(674,005)	(241,054)	(1,034,798)

Cash flow from financing activities-
Loans repaid	(2,827,114)	(2,003,377)	(1,520,818)
New loans obtained	1,815,224	1,893,258	1,297,620
Swap/hedge settlement	(129,632)	132,888	—
Dividends paid	(119,214)	(30,800)	—

	(1,260,736)	(8,031)	(223,198)

Increase/(decrease) in cash and cash equivalents	(840,207)	787,200	235,546
Cash and cash equivalents at the beginning of the year	1,654,014	866,814	631,268

Cash and cash equivalents at the end of year	813,807	1,654,014	866,814

	2004	2003	2002
Supplemental disclosure of cash paid for-
Income and social contribution tax paid	40,881	37,227	6,412
Interest paid	435,939	439,790	236,191

The reconciliation of cash flows from operating activities under BR GAAP to the amounts under U.S. GAAP is as follows:

	2004	2003 (Restated)	2002 (Restated)
Cash flows from operating activities under BR GAAP	1,094,534	1,036,285	1,493,542
Decrease (increase) in debt security trading investments under U.S. GAAP	187,527	(585,406)	(22,011)

Cash flows from operating activities under U.S. GAAP	1,282,061	450,879	1,471,531

The reconciliation of cash and cash equivalents recorded under BR GAAP to the amounts recorded under U.S. GAAP is as follows:

	2004	2003 (Restated)	2002 (Restated)
Cash and cash equivalents at the end of year under BR GAAP	813,807	1,654,014	866,814
Debt security trading investments under U.S. GAAP	419,890	607,417	22,011

Cash and cash equivalents at the end of year under U.S. GAAP	393,917	1,046,597	844,803

g.	Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2004		2003
	Software licenses	Rights of way and other	Software licenses	Rights of way and other
Gross	640,367	364,958	505,934	360,199
Accumulated amortization	(319,492)	(198,518)	(214,859)	(167,680)

Net	320,875	166,440	291,075	192,519

Amortization expense	104,634	30,839	87,277	33,069

Amortization period (years)	5	*	5	*

(*)	Rights of way are amortized on a straight-line basis over the periods of the respective contracts, which range from 4 to 30 years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2005	127,643
2006	116,150
2007	85,405
2008	55,733
2009	28,509

As described in Note 22.d, Embratel finalized the renegotiation of a portion of its long-term debt with certain banking institutions. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” the exchange of debt instruments with substantially different terms is considered a debt extinguishment for accounting purposes, resulting in the recognition by the debtor of gain or loss on extinguishment. Embratel has determined that certain of the renegotiated debt agreements qualify for extinguishment treatment under EITF No. 96-19. The effect of accounting for the extinguishment is immaterial for the year ended December 31, 2004 and 2003. Under BR GAAP, the renegotiation of debt is accounted for on a prospective basis and consequently, no gain or loss on extinguishment is recorded.

36.	Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2003, management determined that certain investments included in private investment funds that were previously classified as cash equivalents should have been classified as trading securities in accordance with FASB Statement No.115 “Accounting for Certain Investments in Debt and Equity Securities” under U.S. GAAP, since a portion of these Funds’ underlying investments are acquired and held with the intention of selling in the near term. Cash flows from operating activities in Note 35.f have been restated to correct this classification. These reclassifications had no impact on shareholders’ equity nor net income for the periods presented. Under U.S. GAAP, the summary of the effects of these restatements is as follows:

	2003		2002
	Previously reported	Restated	Previously reported	Restated
Net cash from operating activities	1,036,285	450,879	1,493,542	1,471,531
Increase/(decrease) in cash and cash equivalents	787,200	201,794	235,546	213,535
Cash and cash equivalents at the beginning of the year	866,814	844,803	631,268	631,268
Cash and cash equivalents at the end of year	1,654,014	1,046,597	866,814	844,803